Form 10-K, Exhibit 13
period 1994-01-02
EKCO GROUP INC /DE/
filed 1994-03-31
CIK 18827

                                                                                                                        EXHIBIT 13
SELECTED CONSOLIDATED FINANCIAL DATA                                                                                    ----------

   The selected consolidated financial data of the Company shown below for the five-year period ended January 2, 1994 are derived from the consolidated financial statements of the Company audited by independent certified public accountants. The information set forth below is qualified in its entirety by the more detailed financial statements and the notes thereto included elsewhere herein.
The following table should be read in conjunction with Management's Discussion and Analysis of Results of Operations and Financial
Condition, the Company's audited Consolidated Financial Statements and Notes thereto appearing elsewhere herein. Financial
Accounting Standard No. 109 "Accounting for Income Taxes" ("FAS 109") was adopted by the Company in fiscal year 1993 by restating financial statements beginning in 1988.

                                                                                 Fiscal years
                                                      -----------------------------------------------------------------
(Amounts in thousands, except per share data)           1993(1)(2)   1992(2)(3)      1991(3)       1990(3)      1989(3)
- -----------------------------------------------------------------------------------------------------------------------
Consolidated Balance Sheet Data
Current assets                                       $  89,831     $ 79,679       $ 64,808      $ 58,834       $ 64,248
Total assets                                           307,961      255,081        211,484       210,276        228,556
Current liabilities                                     64,062       41,113         45,173        40,721         53,615
Long-term obligations, less current portion            111,982       93,264         71,644        81,099         81,067
Series B ESOP Convertible Preferred Stock, net           2,686        2,111          1,649         1,118            505
Stockholders' equity                                   116,864      110,567         86,841        80,050         84,862
Common shares outstanding                               17,844       17,148         14,676        14,500         15,177

Consolidated Statement of Operations Data
Net revenues                                          $246,428     $206,628       $166,717      $162,196       $166,496
Cost of sales                                          161,349      129,085         99,130       103,967        110,652
Consolidation and restructuring charges                 11,000            -              -         3,600              -
Selling, general and administrative                     50,841       46,581         43,220        39,160         36,301
Amortization of excess of cost over fair value           4,195        3,557          2,770         2,767          2,773
Net interest expense                                    12,206       10,680          9,594        10,206         12,191
Income before income taxes                               6,837       16,725         12,003         2,496          4,579
Income taxes                                             4,578        8,078          6,109         2,196          4,006
Income before cumulative effect of accounting changes    2,259 (4)    8,647          5,894           300            573
Earnings per common share before cumulative effect
   of accounting changes                                   .11 (4)      .46            .35           .02            .03

   (1) Includes operations of Kellogg Brush Manufacturing Co. and subsidiaries, acquired on April 1, 1993.
   (2) Includes operations of Frem Corporation, acquired on January 8, 1992.
   (3) The Company adopted FAS 109 in Fiscal 1993 and restated all prior years presented.
   (4) During Fiscal 1993, the Company recorded a charge of $3,247,000 (net of income taxes of $1,954,000) to reflect the cumulative effect of changes in method of accounting for post-retirement and post-employment benefits.
   (5) The Company has not paid any cash dividends during the periods presented.


COMMON STOCK PRICE RANGE AND DIVIDENDS

   The Company's common stock $.01 par value per share ("Common Stock"), is traded on the New York Stock Exchange under the ticker symbol "EKO." The following table sets forth the high and low sale prices per share as reported on the New York Stock Exchange
Composite Tape during the calendar periods indicated:

                                                                                      Low                          High
- -----------------------------------------------------------------------------------------------------------------------
1993
First Quarter                                                                        9 7/8                       12 1/8
Second Quarter                                                                      10                           11 3/4
Third Quarter                                                                        8 1/8                       10 5/8
Fourth Quarter                                                                       6 1/8                        8 5/8

1992
First Quarter                                                                        8 3/4                       14
Second Quarter                                                                       6 5/8                       11
Third Quarter                                                                        6 1/2                        9
Fourth Quarter                                                                       7 3/4                       10 3/4

   On March 4, 1994, the Company had 2,402 stockholders of record. The Company has not paid a cash dividend on its Common Stock since 1981. The Board of Directors has no current intention to pay cash dividends and will determine whether to declare cash dividends in the future in light of then applicable circumstances, including among such circumstances the Company's earnings, financial condition and capital requirements. In addition, the Company's bank credit facilities and certain debt instruments restrict dividend and other payments that the Company's operating subsidiaries may make to the Company. These restrictions may limit the Company's ability to pay dividends in the future.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


                          Ekco Group, Inc. and Subsidiaries

Results of Operations

        The following discussion and analysis of the consolidated results of operations for the fiscal years ended January 2, 1994 ("Fiscal 1993"), January 3, 1993 ("Fiscal 1992") and December 29, 1991 ("Fiscal 1991") and the financial condition at January 2, 1994 should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto. Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("FAS 109"), was adopted by the Company in Fiscal 1993 by restating financial statements beginning in 1988.

Fiscal 1993 vs. Fiscal 1992

Net revenues
        Net revenues for Fiscal 1993 increased approximately $39.8 million (19.3%) from the prior year. The increase was primarily due to the inclusion of the results of Kellogg Brush Manufacturing Co. and subsidiaries ("Kellogg") acquired on April 1, 1993 (approximately $37 million) and increases in sales of kitchen tools and gadgets (approximately $9 million). The increase was partially offset by declines in bakeware sales due primarily to retail softness and more aggressive inventory reduction management by many of the Company's customers.

Gross profit
        The Company's gross profit margin declined from 37.5% in Fiscal 1992 to 34.5% in Fiscal 1993. The decline was due to the inclusion of the results of Kellogg, whose gross margin was lower than the Company's consolidated gross margin.

Selling, general and administrative
        As a percentage of net revenues, selling, general and administrative expenses decreased from 22.5% to 20.6%. This improvement reflects the increased net revenues resulting from the acquisition of Kellogg. Selling, general and administrative expenses for Fiscal 1993 increased approximately $4.3 million (9.1%) from the prior year primarily due to the inclusion of Kellogg (approximately $5 million).
        Rental income of approximately $1.5 million for Fiscal 1993 and $1.2 million for Fiscal 1992, derived from leasing a portion of the Company's property held for sale or lease, has been included as a reduction of selling, general and administrative expenses.

Restructuring/reorganization and excess facilities charge
        During the fourth quarter of Fiscal 1993, the Company recorded an $11 million charge ($6.6 million after income taxes) resulting from management's analysis of the Company's operations and future strategy. Of this charge, approximately $3.5 million related to property held for sale and approximately $2.7 million of the total charge was non-cash.
        Over the past seven years,the Company has grown rapidly through acquisitions. It acquired Ekco Housewares in 1987, adding Woodstream in 1989, Frem in 1992 and Kellogg in 1993. These companies each have different operational, financial and distribution methods largely as a result of the continuation of their historical operations. During the respective post-acquisition periods, management's focus has been on increasing the financial performance of the individual subsidiaries with less emphasis on the efficiencies that could be achieved by synthesizing these companies on a group basis. Management believes that the Company is at a juncture because of its size and complexity where future growth and operating efficiency of the Company is dependent on implementing Company-wide savings and common processes throughout all subsidiaries. To achieve this, management has provided for:(i) severance and related personnel costs associated with a reduction and realignment in administrative and operating personnel, principally at Ekco Housewares; (ii) costs associated with the consolidation of differing distribution and information systems within the Company including the closing of excess facilities which are not compatible with the new group strategy (including lease contingencies) as well as the write-off of equipment no longer relevant to the operating strategy; and, (iii) costs associated with excess facilities currently classified as held for sale.

                          The amounts involved in the charge are as follows:
                          ---------------------------------------------------------------------------------------------
                          Severance and related personnel costs                                             $ 3,200,000
                          Write-down of equipment                                                             1,250,000
                          Costs associated with implementing distribution and operating strategy              2,600,000
                          Costs associated with property held for sale                                        3,450,000
                          Other, primarily fees and costs associated with implementation                        500,000
                                                                                                            -----------
                                                                                                            $11,000,000
                                                                                                            ===========

        Property held for sale has also increased over the last several years as a result of acquisitions. The commerical real estate market has been very soft during this period. The charges included above represent a change in management's focus on eliminating these excess facilities. Management has retained a nationally recognized real estate firm to assist them in selling property currently held for sale within the next two years. Management has also re-evaluated its belief regarding the carrying value of these properties. As a result, a reserve for the operating costs of these properties net of lease commitments has been established for $1.9 million and additional valuation allowances aggregating $1.6 million has been netted against the respective asset values.
        In 1994, the Company expects to realize benefits from the restructuring in the range of $2.5 to $3.0 million and incrementally thereafter.

Interest expense
        Interest expense for Fiscal 1993 increased approximately $1.6 million from the prior year primarily due to consummation of a private placement of a $22 million 7% convertible note on December 22, 1992 and increased borrowings principally attributable to the acquisition of Kellogg on April 1, 1993.

Income taxes
        The Company adopted FAS 109 during the First Quarter of Fiscal 1993 and restated its financial statements beginning with fiscal year 1988.
        The effective tax rate on a restated basis increased from 48% in Fiscal 1992 to 67% in Fiscal 1993 primarily as a result of amortization of goodwill becoming a higher percentage of earnings before income taxes.

Cumulative effect of changes in method of accounting
        The charge in Fiscal 1993 for the cumulative effect of changes in method of accounting was due to the adoption by the Company of Statement of Financial Accounting Standard No. 106, "Employees' Accounting for Post-retirement Benefits Other Than Pensions" and Statement of Financial Accounting Standard No. 112, "Employees' Accounting for Post-employment Benefits."

Fiscal 1992 vs. Fiscal 1991

Net revenues
        Net revenues for Fiscal 1992 increased approximately $39.9 million (23.9%) from the prior year. The increase was primarily due to the inclusion of the results of Frem Corporation ("Frem"), acquired on January 8, 1992 ($30.5 million), and an animal care product line ($4.1 million) acquired during December 1991 from Beacon Industries, Inc. ("Beacon"), as well as increased sales of the Company's insulated bakeware, "professional quality" kitchen tools and gadgets, and hunting cases.

Gross profit
        The Company's gross profit margin declined from 40.5% in Fiscal 1991 to 37.5% in Fiscal 1992. The decline was primarily due to the inclusion of the results of Frem and the animal care product line acquired from Beacon whose gross margins are lower than the Company's consolidated gross margin, increased promotional allowances, other changes in product mix and the effect of increases in product costs not offset by price increases in 1992.

Selling, general and administrative
        Selling, general and administrative expenses for Fiscal 1992 increased approximately $3.4 million (7.8%) from the prior year. The increase was primarily due to the inclusion of the results of Frem ($5.5 million in Fiscal
1992), partially offset primarily by the inclusion in Fiscal 1991 of costs associated with redesigning the packaging for the Company's kitchenware products and costs associated with the introduction of products.
        Rental income of approximately $800,000 for Fiscal 1991 and $1.2 million for Fiscal 1992, derived from leasing a portion of the Company's property held for sale or lease, has been included as a reduction of selling, general and administrative expenses.

Interest expense
        Interest expense for Fiscal 1992 increased $764,000 (7.3%) from the prior year period primarily due to higher average bank borrowings due to the acquisition of Frem in January 1992, offset in part by lower average interest rates.

Investment income
        The decline in investment income from the prior year period was primarily due to lower cash balances resulting from the acquisition of Frem, and lower interest rates.

Income taxes
        The effective tax rate declined from 51% to 48% primarily as a result of a dividend paid to the Company by its Canadian subsidiary in Fiscal 1991.

Liquidity and Capital Resources
        During Fiscal 1993 the Company generated approximately $9.7 million in cash from operations. Such cash, along with borrowings of approximately $30 million and year-end cash balances, was used in part for capital expenditures (approximately $15 million as compared to approximately $13 million for Fiscal
1992), the acquisition of Kellogg and reduction of bank debt (approximately $17 million).
        On April 1, 1993, the Company acquired all the capital stock of Kellogg for a cash payment of $26 million and approximately 565,000 shares of the Company's common stock, valued at approximately $6.5 million.
        After adjusting for the acquisition of Kellogg, the Company's accounts receivable, inventories and property and equipment increased approximately $3 million, $6 million and $4 million, respectively, from the January 3, 1993 level. The increase in accounts receivable results primarily from shipments taking place later in the fiscal year and a change in customer mix. Inventories increased primarily due to increases in distribution of the Company's kitchen tools and gadgets with major customers, implementation of the kitchenware "J hook" program and fourth quarter sales for the Company's bakeware product line falling below expectations. The increase in property and equipment over Fiscal 1992 levels was primarily due to expenditures of approximately $4.9 million in connection with construction of a 104,000 square foot manufacturing and distribution facility in Phoenix, Arizona.
        The Company has a commitment for a $40 million bank credit facility consisting of a $35 million credit line ("Group Credit Line") and a $5 million standby letter of credit facility. The proceeds from the Group Credit Line will be used to retire a 10% mortgage note ($6.9 million at January 2, 1994) and refinance loans under the Woodstream Credit Agreement ($1.3 million at January 2, 1994) and the Kellogg Credit Agreements ($9.6 million at January 2,
1994). The remaining line ($17.2 million as of January 2, 1994) will be available for general corporate purposes, including working capital and acquisitions. The credit line reduces to $30 million at December 14, 1995 and $25 million at December 14, 1996. Final maturity will be on December 14,
1998.
        Loans under the Group Credit Line will bear interest at either the bank's prime rate plus one-quarter of one percent or the IBOR rate plus 1.75%. The Group Credit Line will provide for a commitment fee of three-eighths of one percent on the unused portion of the commitment amount and a $25,000 annual agency fee.
        The Company will pay the bank a one-time fee of $100,000 in connection with this transaction.
        Borrowings under the Group Credit Line will be collateralized by substantially all of the assets of the Company not otherwise pledged. The Group Credit Line will contain certain financial and operating covenants. The most restrictive covenant will require the Company to maintain a minimum level of cash flow.
        The Company and its operating subsidiaries have credit facilities (including the Group Credit Line) of $59.6 million, of which $38.3 million was outstanding at January 2, 1994 (including the 10% mortgage note). These credit facilities reduce to $56.4 million at the end of Fiscal 1994 and to $32.6 million at the end of Fiscal 1995. The Company believes it will have sufficient borrowing capacity to finance its ongoing operations through the end of fiscal year 1994. The Company may require additional funds to finance any further acquisitions.
        During January 1994, the Company sold for no gain or loss the assets of its plastic tackle and hunting storage container business for cash of approximately $3.9 million. The proceeds of the sale were used to reduce outstanding debt. The tackle and hunting business had net revenues of approximately $13 million in Fiscal 1993.
        The Company has land and buildings in Hudson, New Hampshire; Toronto, Ontario; Chicago, Illinois; and a portion of its facilities in Lititz, Pennsylvania, held for sale. The Company is actively pursuing the sale or lease of these properties, and has partially leased the Hudson, Lititz and Toronto facilities. As previously discussed, the Company plans to sell these properties within the next two years. The aggregate carrying values of such properties are periodically reviewed and are stated at the lower of cost or market. During the fourth quarter of Fiscal 1993, the Company provided an additional $1 million carrying value write-down.
        The bank credit facilities for Ekco Housewares, Inc. and Frem Corporation and 12.7% Senior Subordinated Notes restrict the payments that these operating subsidiaries may make to the Company, as well as, contain certain financial and operating covenants and limit or restrict the sale of assets, additional indebtedness, and certain investments and acquisitions. Under the most restrictive covenant, these subsidiaries individually must maintain, for their four most recently ended fiscal quarters, earnings before interest, taxes, amortization of goodwill and depreciation of at least $125% of interest and principal payments required under the respective loan agreements for the same period. At January 2, 1994, the amounts that could be paid to the Company from these subsidiaries totalled approximately $13 million. The Company believes that this amount, plus such additional amounts as are expected to be payable to the Company by such subsidiaries in the future, as well as available credit lines are adequate to fund the Company's parent operations in Fiscal 1994.
        The Company has provided approximately $3.8 million for environmental remediation and ongoing operation, maintenance and ground water monitoring costs associated with Kellogg-owned or -occupied facilities. The Company believes the provision is adequate, but will continue to monitor and adjust the provision, as appropriate, should additional sites be identified or further remediation measures be required or undertaken or interpretation of current laws or regulations be modified.


CONSOLIDATED BALANCE SHEETS

Ekco Group, Inc. and Subsidiaries

(Amounts in thousands, except per share data)                                 January 2, 1994           January 3, 1993
- -----------------------------------------------------------------------------------------------------------------------
Assets                                                                                                        (Restated)
Current assets
  Cash and cash equivalents                                                          $    327                 $  16,998
  Accounts receivable, net of allowance for doubtful accounts
     (January 2, 1994, $1,758; January 3, 1993, $1,607)                                36,095                    25,758
  Inventories                                                                          33,612                    20,562
  Prepaid expenses and other current assets                                             5,800                     1,697
  Deferred income taxes                                                                 9,647                     9,564
  Investments pledged as collateral                                                     4,350                     5,100
                                                                                    ---------                 ---------
     Total current assets                                                              89,831                    79,679

Property and equipment, net                                                            53,241                    39,280
Property held for sale or lease, net of accumulated depreciation
  (January 2, 1994, $9,055; January 3, 1993, $8,318)                                    9,353                    11,159
Other assets                                                                           10,006                     8,169
Excess of cost over fair value of net assets acquired, net of accumulated
  amortization (January 2, 1994, $18,852; January 3, 1993, $14,657)                   145,530                   116,794
                                                                                     ---------                ---------
     Total assets                                                                   $ 307,961                 $ 255,081
                                                                                    =========                 =========

Liabilities and Stockholders' Equity
Current liabilities
  Note payable                                                                      $   4,338                 $   5,108
  Current portion of long-term obligations                                              9,238                     1,715
  Accounts payable                                                                     13,955                     8,550
  Accrued expenses                                                                     31,659                    21,082
  Income taxes                                                                          4,872                     4,658
                                                                                     ---------                ---------
     Total current liabilities                                                         64,062                    41,113
                                                                                    ---------                 ---------
Accrued pension cost                                                                    1,466                       551
                                                                                    ---------                 ---------
Long-term obligations, less current portion                                           111,982                    93,264
                                                                                    ---------                 ---------
Deferred income taxes                                                                   1,589                     6,977
                                                                                    ---------                 ---------
Other long-term liabilities                                                             8,814                         -
                                                                                    ---------                 ---------
Commitments and contingencies
Series B ESOP Convertible Preferred Stock, net; outstanding January 2, 1994, 1,645
  shares; outstanding January 3, 1993, 1,676 shares, redeemable at $3.61 per share      2,686                     2,111
                                                                                    ---------                 ---------
Minority interest                                                                         498                       498
                                                                                    ---------                 ---------

Stockholders' equity
  Common stock, $.01 par value; outstanding January 2, 1994, 17,844 shares;
     outstanding January 3, 1993, 17,148 shares                                           178                       171
  Capital in excess of par value                                                       104,202                   96,651
  Cumulative translation adjustment                                                     1,091                     1,094
  Retained earnings                                                                    15,749                    16,737
  Unearned compensation                                                                (2,452)                   (2,883)
  Pension liability adjustment                                                         (1,904)                   (1,203)
                                                                                    ---------                 ---------
                                                                                       116,864                  110,567
                                                                                     ---------                ---------

     Total liabilities and stockholders' equity                                     $ 307,961                 $ 255,081
                                                                                    =========                 =========


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS


Ekco Group, Inc. and Subsidiaries

                                                                                          Fiscal years ended
                                                                          ---------------------------------------------
                                                                           January 2,       January 3,     December 29,
(Amounts in thousands, except share data)                                        1994             1993             1991
- -----------------------------------------------------------------------------------------------------------------------
                                                                                             (Restated)       (Restated)
Net revenues                                                                 $246,428         $206,628         $166,717
                                                                             --------         --------         --------
Costs and expenses
   Cost of sales                                                              161,349          129,085           99,130
   Selling, general and administrative                                         50,841           46,581           43,220
   Restructuring/reorganization and excess facilities charge                   11,000                -                -
   Amortization of excess of cost over fair value                               4,195            3,557            2,770
                                                                             --------         --------         --------
                                                                              227,385          179,223          145,120
                                                                             --------         --------         --------

Income before interest and income taxes                                        19,043           27,405           21,597
                                                                             --------         --------         --------

Net interest expense
   Interest expense                                                            12,755           11,187           10,423
   Investment income                                                             (549)            (507)            (829)
                                                                             --------         --------         --------
                                                                               12,206           10,680            9,594
                                                                             --------         --------         --------

Income before income taxes and cumulative effect of accounting changes          6,837           16,725           12,003

Income taxes                                                                    4,578            8,078            6,109
                                                                             --------         --------         --------

Income before cumulative effect of accounting changes                           2,259            8,647            5,894

Cumulative effect of changes in method of accounting for post-retirement
   and post-employment benefits (net of income taxes of $1,954)                (3,247)               -                -
                                                                             --------         --------         --------

Net income (loss)                                                            $   (988)        $  8,647         $  5,894
                                                                             ========         ========         ========

Per share data
   Earnings before cumulative effect of accounting changes                      $ .11             $.46             $.35
   Cumulative effect of accounting changes                                       (.19)               -                -
                                                                                -----             ----             ----
   Net income (loss)                                                            $(.08)            $.46             $.35
                                                                                =====             ====             ====

Weighted average number of shares used in computation of per share data
   Earnings before cumulative effect of accounting changes                 19,999,013       18,785,364       17,011,659
   Cumulative effect of accounting changes                                 17,148,320                -                -

See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


Ekco Group, Inc. and Subsidiaries
                                                           Common  Capital in  Cumulative                             Pension
                                                       stock, par   excess of translation  Retained      Unearned   liability
(Amounts in thousands)                         Shares  value $.01   par value  adjustment  earnings  compensation  adjustment
- -----------------------------------------------------------------------------------------------------------------------------
Balance, December 30, 1990 (Restated)          14,500        $145    $ 79,304      $1,662   $ 2,196       $(2,943)  $   (314)
Shares issued under employee common
  stock purchase and option plans                 179           1         495           -         -             -          -
Income tax reductions relating to stock plans       -           -         191           -         -             -          -
Purchase of treasury stock                        (22)          -         (99)          -         -             -          -
Treasury shares issued upon preferred
  stock conversions                                19           -          69           -         -             -          -
Net income for the year                             -           -           -           -     5,894             -          -
Foreign currency translation adjustment             -           -           -          14         -             -          -
Unearned compensation relating to
  common stock  purchases by employee
  stock ownership plan                              -           -           -           -         -          (469)         -
Amortization of unearned compensation               -           -           -           -         -           469          -
Pension liability adjustment                        -           -           -           -         -             -        226
                                               ------        ----    --------      ------   -------       -------    -------
Balance, December 29, 1991                     14,676         146      79,960       1,676     8,090        (2,943)       (88)
Shares issued under employee common stock
  purchase and option plans                       326           3       1,177           -         -             -          -
Shares issued under restricted common
  stock purchase plans                             37           -         417           -         -          (413)         -
Shares issued upon preferred stock conversion      59           1         214           -         -             -          -
Income tax reductions relating to stock plans       -           -         795           -         -             -          -
Treasury shares issued for acquisition          1,175          12       6,588           -         -             -          -
Treasury shares issued for cash                   882           9       7,578           -         -             -          -
Purchase of treasury stock                         (7)          -         (78)          -         -             -          -
Net income for the year                             -           -           -           -     8,647             -          -
Foreign currency translation adjustment             -           -           -        (582)        -             -          -
Amortization of unearned compensation               -           -           -           -         -           473          -
Pension liability adjustment                        -           -           -           -         -             -     (1,115)
                                               ------        ----    --------      ------   -------       -------    -------
Balance, January 3, 1993                       17,148         171      96,651       1,094    16,737        (2,883)    (1,203)
Shares issued under employee common
  stock purchase and option plans                  89           1         594           -         -             -          -
Net shares issued under restricted common
  stock purchase plans                             11           -          13           -         -           (12)         -
Shares issued upon preferred stock conversions     31           -         110           -         -             -          -
Treasury shares issued for acquisition            565           6       6,516           -         -             -          -
Income tax reductions relating to stock plans       -           -         318           -         -             -          -
Net loss for the year                               -           -           -           -      (988)            -          -
Foreign currency translation adjustment             -           -           -          (3)        -             -          -
Amortization of unearned compensation               -           -           -           -         -           443          -
Pension liability adjustment                        -           -           -           -         -             -       (701)
                                               ------        ----    --------      ------   -------       -------    -------
Balance, January 2, 1994                       17,844        $178    $104,202      $1,091   $15,749       $(2,452)   $(1,904)
                                               ======        ====    ========      ======   =======       =======    =======


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS


Ekco Group, Inc. and Subsidiaries

                                                                                          Fiscal years ended
                                                                           -------------------------------------------
                                                                           January 2,       January 3,     December 29,
(Amounts in thousands)                                                           1994             1993             1991
- -----------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities                                                        (Restated)       (Restated)
  Net income (loss)                                                           $  (988)         $ 8,647        $  5,894
  Adjustments to reconcile net income to net cash
     provided by (used in) operations
        Depreciation and amortization                                           9,545            7,287           5,412
        Restructuring/reorganization and excess facilities charge               2,677                -               -
        Amortization of assets                                                  6,503            4,221           3,179
        Deferred income taxes                                                    (554)           5,480           4,306
        Cumulative effect of accounting change                                  3,247                -               -
        Other                                                                   1,715            2,240           1,702
        Change in certain assets and liabilities, net of effects from acquisition and dispositions of businesses, affecting
          cash provided by (used in) operations
             Accounts and note receivable                                      (4,431)          (4,891)         (2,241)
             Inventories                                                       (6,622)           5,245          (5,903)
             Other assets                                                      (7,943)             769             600
             Accounts payable and accrued expenses                              6,885           (5,669)          1,323
             Income taxes payable                                                (361)            (200)            722
                                                                              -------          -------        --------
     Net cash provided by operations                                            9,673           23,129          14,994
                                                                              -------          -------        --------
Cash flows from investing activities
  Proceeds from sale of property and equipment                                    194              550             475
  Capital expenditures                                                        (15,111)         (12,649)         (7,946)
  Acquisitions of businesses                                                  (26,428)         (18,645)         (2,087)
                                                                              -------          -------        --------
     Net cash used in investing activities                                    (41,345)         (30,744)         (9,558)
                                                                              -------          -------        --------
Cash flows from financing activities
  Proceeds from issuance of notes payable and long-term obligations            30,274           51,452          25,524
  Proceeds from issuance of treasury stock                                          -            7,587               -
  Investments pledged as collateral                                               750              360             463
  Purchase of common stock for employee stock ownership plan                        -                -            (469)
  Payment of notes and long-term obligations                                  (17,049)         (39,069)        (32,489)
  Other                                                                           913            1,096             308
                                                                              -------          -------        --------
     Net cash provided by (used in) financing activities                       14,888           21,426          (6,663)
Effect of exchange rate changes on cash                                           113               49             (17)
                                                                              -------          -------        --------
     Net increase (decrease) in cash and cash equivalents                     (16,671)          13,860          (1,244)
Cash and cash equivalents at beginning of year                                 16,998            3,138           4,382
                                                                              -------          -------        --------
Cash and cash equivalents at end of year                                      $   327          $16,998        $  3,138
                                                                              =======          =======        ========
Cash paid during the year for
  Interest                                                                    $12,181          $10,730        $ 10,056
  Income taxes                                                                  4,753            2,800           1,285


See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                          Ekco Group, Inc. and Subsidiaries


1. Summary of Significant Accounting Policies

Principles of consolidation
        The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company's principal operating subsidiaries are wholly-owned Ekco Housewares, Inc. ("Housewares"), Frem Corporation ("Frem"), (acquired January 8, 1992), and Kellogg Brush Manufacturing ("Kellogg") (acquired April 1, 1993), and majority-owned Woodstream Corporation ("Woodstream"). All significant intercompany accounts and transactions have been eliminated.

Basis of presentation
        The Company uses a 52-53 week fiscal year ending on the Sunday nearest December 31. Accordingly, the accompanying consolidated financial statements include the fiscal years ended January 2, 1994 ("Fiscal 1993"), January 3, 1993 ("Fiscal 1992"), and December 29, 1991 ("Fiscal 1991").

Cash and cash equivalents
        Short-term investments which have an original maturity of 90 days or less are considered cash equivalents.

Prepaid expenses and other current assets
        The Company incurs certain costs in connection with expanding its market position. These costs are deferred and amortized over the lesser of the period of benefit or program period. Program periods presently range from one to three years. It is the Company's policy to periodically review and evaluate that the benefits associated with these costs are expected to be realized and therefore deferral and amortization is justified. Approximately $4 million and $300,000 of these costs are included in prepaid expenses at January 2, 1994 and January 3, 1993, respectively.

Inventories
        Inventories are stated at the lower of cost or market. Cost is determined on a first-in, first-out basis for all subsidiaries except for Kellogg, whose cost is determined on a last-in, first-out basis. At January 2, 1994, Kellogg's inventory balance determined under the last-in, first-out basis was the same as if it had been valued on a first-in, first-out basis. During Fiscal 1993 there was no effect on net income from liquidation of last-in, first-out layers.

Investments
        Investments are carried at cost which approximates market.

Property and equipment
        Property and equipment are stated at cost. Assets acquired through business combinations accounted for under the purchase method are recorded at appraised value determined as of the acquisition date. The Company provides for depreciation and amortization over the estimated useful lives of assets or terms of capital leases on the straight-line method. Improvements are capitalized, while repair and maintenance costs are charged to operations. When assets are retired or disposed of, the cost and accumulated depreciation thereon are removed from the accounts, and gains or losses, if any, are included in operations.

Property held for sale or lease
        It is the Company's policy to make available for sale or lease property considered by management to no longer be necessary for the operations of the Company. The aggregate carrying values of such property are periodically reviewed and are stated at the lower of cost or market.

Intangible assets
        The excess of cost over fair value of net assets acquired ("goodwill") is being amortized over 12-to-40-year periods. It is the Company's policy to periodically review and evaluate the recoverability of goodwill by assessing long-term trends of profitability and cash flows and to determine whether the amortization of goodwill over its remaining life can be recovered through expected future results and cash flows.

        Favorable lease rights included in other assets are being amortized over the life of the lease. Deferred financing costs included in other assets are debt issuance costs which have been deferred and are being amortized over the terms of the respective financing arrangements.

Income recognition
        Revenues from product sales are recognized at the time the product is shipped. Investment income is accrued as earned. Rental income earned from the lease of property held for sale or lease is recognized on an accrual basis in accordance with the terms and conditions of the respective lease or rental agreements.

Translation of foreign currency
        The assets and liabilities of the Company's Canadian subsidiary are translated at year-end exchange rates. Income and expenses are translated at exchange rates prevailing during the year. The resulting net translation adjustment for each year is included as a separate component of stockholders' equity.

Changes in accounting principles
        The Financial Accounting Standards Board has issued three Statements of Financial Accounting Standards that the Company adopted in the first quarter of Fiscal 1993. Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("FAS 109"), was adopted by restating financial statements beginning in 1988. The impact of adopting FAS 109 is discussed in Note 8. The impact of adopting Statement of Financial Accounting Standard No. 106, "Employees' Accounting for Post-retirement Benefits Other Than Pensions" ("FAS 106"), and Statement of Financial Accounting Standard No. 112, "Employees' Accounting for Post-employment Benefits" ("FAS 112") is discussed in Note 9.

Income taxes
        In February 1992, the Financial Accounting Standards Board issued FAS
109. Under the asset and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. In addition, the new accounting standard requires the recognition of future tax benefits, such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under FAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income for the period that includes the enactment date.
        The Company adopted FAS 109 in 1993 and has applied the provisions of FAS 109 retroactively to January 3, 1988. The Company previously used the asset and liability method under FAS 96. The adoption of FAS 109 resulted in a cumulative effect of a benefit of $23.2 million, or $1.20 per common share at January 3, 1988 and the financial statements of the Company for all fiscal years subsequent to January 3, 1988 have been restated with the provisions of FAS 109.
        Provision for U.S. income taxes on the undistributed earnings of foreign subsidiaries is made only on those amounts in excess of the funds considered to be permanently reinvested.

2. Acquisition of Kellogg Brush Manufacturing Co.

        On April 1, 1993, the Company acquired Kellogg for a cash payment of approximately $26 million and 564,651 shares of the Company's common stock valued at approximately $6.5 million. The shares issued are released from restriction in increments of 12.5% beginning on July 1, 1993 and on each 90-day anniversary thereafter.

        Kellogg primarily manufactures and markets brushes, brooms and mops, which are sold in mass merchandise, discount, grocery and hardware stores throughout the United States and Canada. The acquisition has been accounted for under the purchase method of accounting. Goodwill of approximately $33 million is being amortized over 40 years. During the fourth quarter of Fiscal 1993, the Company revised its initial estimate of goodwill by increasing goodwill approximately $1.8 million primarily due to the resolution of certain purchase contingencies including tax equalization payments and interest payments to the former owners. In connection with the acquisition, liabilities were as follows:

(amounts in  thousands)
- -----------------------------------------------------------------------------------------------------------------------
Fair value of assets acquired                                                                                  $ 59,545
Cash paid for common stock of Kellogg                                                                           (26,028)
Company's common stock issued for common stock of Kellogg                                                        (6,522)
Expenses incurred in connection with the acquisition                                                               (400)
                                                                                                               --------
Liabilities assumed                                                                                            $ 26,595
                                                                                                               ========

        The following unaudited pro forma combined results of operations for Fiscal 1993 and Fiscal 1992 have been prepared assuming that the acquisition of Kellogg occurred at the beginning of each such period. In preparing the pro forma data, adjustments have been made for: (i) the amortization of goodwill;
(ii) the interest expense related to the borrowings under bank credit agreements to finance a portion of the purchase price; (iii) reduction in investment income for utilization of the Company's cash and investments to finance a portion of the purchase price; (iv) the interest expense and weighted average share effect of the Company's December 22, 1992 financing with The 1818 Fund, L.P.; and (v) the elimination of costs associated with the exercise of options under Kellogg's stock option plan which were exercised in connection with the acquisition of Kellogg.

        The following unaudited pro forma financial information is not necessarily indicative of results of operations that would have occurred had the transaction been put into effect at the beginning of each of Fiscal 1993 or Fiscal 1992 or of future results of the combined companies.

(Amounts in thousands, except per share data)                                              Fiscal 1993       Fiscal 1992
- ------------------------------------------------------------------------------------------------------------------------
Net revenues                                                                                  $256,876          $249,994
Income before income taxes and cumulative effect of changes
  in method of accounting                                                                        3,152 (a)        17,879
Income before cumulative effect of changes in method of accounting                                 (23)            9,057
Net income (loss)                                                                               (3,270)            9,057
Per share data
  Income before cumulative effect of changes in method of accounting                                 -               .45
  Net income (loss)                                                                               (.19)              .45

(a) During the first quarter of Fiscal 1993 (prior to acquisition by the Company) Kellogg recorded a $3.2 million provision for environmental matters.

3. Inventories

The components of inventory were as follows:

(Amounts in thousands)                                                                 January 2, 1994   January 3, 1993
- ------------------------------------------------------------------------------------------------------------------------
Raw materials                                                                                  $10,040           $ 6,321
Work in process                                                                                  1,871             2,268
Finished goods                                                                                  21,701            11,973
                                                                                               -------           -------
                                                                                               $33,612           $20,562
                                                                                               =======           =======

4. Property and Equipment, Net


Property and equipment consisted of the following:

(Amounts in thousands)                                                                 January 2, 1994   January 3, 1993
- ------------------------------------------------------------------------------------------------------------------------
Property and equipment at cost
Land, buildings and improvements                                                              $ 21,151          $ 13,268
Equipment, factory and other                                                                    57,227            45,977
                                                                                              --------          --------
                                                                                                78,378            59,245
Less accumulated depreciation and amortization                                                  25,137            19,965
                                                                                              --------          --------
                                                                                              $ 53,241          $ 39,280
                                                                                              ========          ========

5. Note Payable

        The note payable at January 2, 1994 and January 3, 1993 represents borrowings of the Company's Employee Stock Ownership Plan ("ESOP") which the Company guarantees (the "ESOP Loan"). The Company is required to maintain cash equivalent investments in an amount equal to the outstanding ESOP Loan balance. The interest rate on the ESOP Loan has been fixed at 2.75% until June 15, 1994. Interest expense charged to operations for Fiscal 1993, Fiscal 1992 and Fiscal 1991 relating to the ESOP Loan was $148,000, $195,000 and $355,000,
respectively. The ESOP Loan is payable in equal monthly payments of principal and interest, adjusted from time to time as rates change, until maturity in May 2009. In addition, under the terms of the ESOP Loan, the Company is required to purchase the note from the bank on four business days notice from the bank.

Certain information with respect to notes payable follows:

(Amounts in thousands, except percentages)                                 Fiscal 1993      Fiscal 1992      Fiscal 1991
- ------------------------------------------------------------------------------------------------------------------------
Amount of borrowings outstanding at end of year                                 $4,338           $5,108           $5,439
Average interest rate of borrowings outstanding at end of year                    2.75%            3.13%            3.75%
Maximum amount of borrowings outstanding at any month-end                       $5,089           $5,439           $5,905
Average aggregate borrowings during the year (a)                                $4,768           $5,268           $5,672
Weighted average interest rate during the year (b)                                3.10%             3.7%             6.3%

(a)   The average aggregate borrowings outstanding for each fiscal year have been computed based upon the daily balance outstanding under the loan arrangements from the date the debt was incurred, until the earlier of the last day of the fiscal year, the date when such debt was repaid in full, or the date when such debt was classified as long-term.

(b)   The weighted average interest rate has been computed by dividing the interest expense for each fiscal year by the average aggregate borrowings during such fiscal year.


6. Long-term Obligations

Long-term obligations consisted of the following:

(Amounts in thousands)                                                        January 2, 1994           January 3, 1993
- -----------------------------------------------------------------------------------------------------------------------
Frem Credit Agreement                                                               $   6,500                  $  5,316
Housewares Credit Agreement                                                            13,956                         -
Borrowings expected to be refinanced
   Woodstream Credit Agreement                                                          1,286                         -
   Kellogg Credit Agreements                                                            9,614                         -
   10% Mortgage Note                                                                    6,920                     7,143
12.7% Senior Subordinated Notes                                                        60,000                    60,000
7% Convertible Subordinated Note                                                       22,000                    22,000
Other                                                                                     944                       520
                                                                                    ---------                  --------
                                                                                      121,220                    94,979
Less current portion                                                                    9,238                     1,715
                                                                                    ---------                  --------
                                                                                    $ 111,982                  $ 93,264
                                                                                    =========                  ========

        The Company has received a commitment for a $40 million bank credit facility consisting of a $35 million bank credit line ("Group Credit Line") and a $5 million standby letter of credit facility. The proceeds from the Group Credit Line will be used to retire the 10% Mortgage Note and refinance loans under the Woodstream Credit Agreement and the Kellogg Credit Agreements and, consequently, all amounts due under these agreements have been classified as long-term. The remaining line ($17.2 million as of January 2, 1994) will be available for general corporate purposes. The credit line reduces to $30 million at December 14, 1995 and $25 million at December 14, 1996. Final maturity will be on December 14, 1998.
        Loans under the Group Credit Line will bear interest at either the bank's prime rate plus one-quarter of one percent or the IBOR rate plus 1.75%. The Group Credit Line will provide for a commitment fee of three-eighths of one percent on the unused portion of the commitment amount and a $25,000 annual agency fee.
        The Company will pay the bank a one-time fee of $100,000 in connection with this transaction.
        Borrowings under the Group Credit Line will be collateralized by substantially all of the assets of the Company not otherwise pledged. The Group Credit Line will contain certain financial and operating covenants. The most restrictive covenant will require the Company to maintain a minimum level of cash flow.
        The Housewares Credit Agreement provides for a maximum commitment, until final maturity in December 1995, of $18 million subject to the bank's right, after December 31, 1993, to declare up to $8 million due 364 days after notice is given. Loans under the Housewares Credit Agreement bear interest at either the bank's prime rate plus one-half of one percent or the IBOR rate plus two percent.
        The Frem Credit Agreement provides for (i) a $2.5 million term loan, due in monthly installments of $20,833, plus interest commencing on July 31, 1992 and continuing until May 31, 1997, with the balance payable on June 30, 1997, (ii) a $2.5 million revolving credit line, reducing quarterly, with a final maturity in June 1997, and (iii) a revolving credit line of $2.5 million maturing on June 30, 1994. Loans under the agreement bear interest at either the bank's Commercial Base Rate (as defined) plus one-half of one percent or the IBOR rate plus two percent.
        A commitment fee of one-half of one percent per annum is payable quarterly on the unused portion of the commitments under each of the Housewares and Frem credit agreements. These credit agreements provide for mandatory prepayment under certain specified circumstances and for acceleration after the occurrence of a Change in Control (as defined).
12

        Borrowings under each of the Housewares and Frem credit agreements are collateralized by substantially all the assets of the respective subsidiary. At January 2, 1994, total assets of Housewares and Frem excluding intercompany items were approximately $220 million.


Certain information with respect to credit agreements follows:

(Amounts in thousands, except percentages)                                                  Fiscal 1993      Fiscal 1992
- ------------------------------------------------------------------------------------------------------------------------
Average interest rate of borrowings outstanding at end of year                                     6.13%            6.06%
Maximum amount of borrowings outstanding at any month-end                                      $ 47,239         $ 36,774
Average aggregate borrowings during the year                                                   $ 30,898         $ 30,587
Weighted average interest rate during the year                                                     6.12%            6.11%

        The 12.7% Senior Subordinated Notes are due in 1998 and are subordinated and junior in right of payment to the first $13 million of indebtedness incurred under the Housewares Credit Agreement. The principal is payable as follows: $18 million on each of December 15, 1996 and 1997, and $24 million on December 15, 1998. In the event of a Change in Control (as defined), each Noteholder may require Housewares to prepay the Notes held by such Noteholder. In addition, if, after a Change of Control, Housewares fails to perform or observe any Triggering Covenant (as defined) in stated time periods and specified circumstances, then each Noteholder may require Housewares to prepay the Notes held by such Noteholder and to pay a substantial premium.
        The Housewares and Frem credit agreements and the Senior Subordinated Notes restrict the payments that these subsidiaries can make to the Company, as well as, contain certain financial and operating covenants and limit or restrict the sale of assets, additional indebtedness, and certain investments and acquisitions. Under the most restrictive covenant, these subsidiaries individually must maintain, for their four most recently ended fiscal quarters, earnings before interest, taxes, amortization of goodwill and depreciation of at least 125% of interest and principal payments required under the respective loan agreements for the same period. At January 2, 1994, the total amount that could be paid to the Company by Housewares and Frem was approximately $13 million. Total net assets (total assets less total liabilities) of Housewares and Frem excluding intercompany items were approximately $82 million at January 2, 1994.
        On December 22, 1992, the Company consummated a $30 million private placement, including 881,542 shares of common stock priced at $9.075 per share and a $22 million Convertible Subordinated Note (the "Note") issued to The 1818 Fund, L.P., an affiliate of Brown Brothers Harriman & Co. The Note was sold at par. The Company paid The 1818 Fund, L.P. a $1.2 million fee in connection with this transaction.
        The Note is due November 30, 2002, bears interest at 7% per annum, and is convertible into common stock at a conversion price of $10.50 per share subject to certain adjustments. It is not callable until December 1994, is callable for two years thereafter if the price of the common stock averages $18 or more for 45 consecutive days immediately preceding the call notice date and after four years, the Note is callable at an initial premium of 3.5%, which declines to zero in the final year of maturity. The Note requires the Company to maintain a minimum net worth of $84 million subject to adjustment under certain circumstances.
        Maturities of long-term obligations (amounts in thousands) for the five fiscal years ending December 1998 are as follows: 1994- $9,238; 1995- $8,926; 1996- $18,928; 1997- $19,983; 1998- $41,921.


7. Accrued Expenses

Accrued expenses consisted of the following:

(Amounts in thousands)                                                        January 2, 1994           January 3, 1993
- -----------------------------------------------------------------------------------------------------------------------
Payroll                                                                               $ 1,918                   $ 2,536
Compensated absences                                                                    1,805                     1,483
Sales and promotional allowances                                                        6,164                     6,057
Provisions related to restructuring/reorganization and excess facilities costs          8,323                         -
Interest and non-income taxes                                                           3,934                     2,247
Insurance                                                                               2,091                     1,711
Professional fees                                                                       2,299                     1,728
Other                                                                                   5,125                     5,320
                                                                                      -------                   -------
                                                                                      $31,659                   $21,082
                                                                                      =======                   =======

8. Income Taxes

        In February 1992, the Financial Accounting Standards Board issued FAS
109. Under the asset and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. In addition, the new accounting standard requires the recognition of future tax benefits, such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under FAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
        The Company adopted FAS 109 in 1993 and has applied the provisions of FAS 109 retroactively to January 3, 1988. The Company previously used the asset and liability method under FAS 96. The adoption of FAS 109 resulted in a cumulative effect of a benefit of $23.2 million, or $1.20 per common share at January 3, 1988 and the financial statements of the Company for all fiscal years subsequent to January 3, 1988 have been restated with the provisions of FAS 109. The following summarizes the impact of applying FAS 109, which resulted in additional income tax expense, on net income and earnings per share for 1992 and 1991.

                                                      Fiscal 1992                Fiscal 1991          December 30, 1990
                                                 --------------------      ---------------------      -----------------
                                                      Net    Earnings           Net     Earnings               Retained
(Amounts in thousands, except per share data)      income   per share        income    per share               earnings
- -----------------------------------------------------------------------------------------------------------------------
As previously reported                           $ 14,050       $ .75      $ 10,144        $ .60               $(14,758)
Effect of FAS 109                                  (5,403)       (.29)       (4,250)        (.25)                16,954
                                                 --------       -----      --------        -----               --------
As restated                                      $  8,647       $ .46      $  5,894        $ .35               $  2,196
                                                 ========       =====      ========        =====               ========


Total income tax expense for Fiscal 1993, Fiscal 1992 and Fiscal 1991 was allocated as follows:

(Amounts in thousands)                                                    Fiscal 1993      Fiscal 1992       Fiscal 1991
- ------------------------------------------------------------------------------------------------------------------------
Income from operations                                                         $ 4,578        $ 8,078           $ 6,109
Stockholders' equity, for compensation expense for tax purposes in
   excess of amounts recognized for financial reporting purposes                  (318)          (795)             (191)
                                                                               -------        -------           -------
                                                                               $ 4,260        $ 7,283           $ 5,918
                                                                               =======        =======           =======


A reconciliation of the provision for income taxes to the statutory income tax rate applied to combined domestic and foreign income before income taxes for Fiscal 1993, Fiscal 1992 and Fiscal 1991 was as follows:

(Amounts in thousands, except percentages)                                Fiscal 1993      Fiscal 1992       Fiscal 1991
- ------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes
    Domestic                                                                 $ 7,573           $16,491           $11,174
    Foreign                                                                     (736)              234               829
                                                                             -------           -------           -------
                                                                             $ 6,837           $16,725           $12,003
                                                                             =======           =======           =======
Federal income tax at normal rates                                                35%               34%               34%
State income taxes, net of federal benefit                                        11%                6%                6%
Change in federal rate                                                            (3%)
Difference between foreign and federal effective rates                             2%                1%                3%
Amortization of excess of cost over fair value                                    22%                7%                8%
                                                                                  --                --                --
                                                                                  67%               48%               51%
                                                                                  ==                ==                ==


The components of the provision for income taxes were as follows:

(Amounts in thousands)                                       Federal            State          Foreign            Total
- -----------------------------------------------------------------------------------------------------------------------
Fiscal 1993
Current                                                      $ 3,640          $ 1,484           $    8          $ 5,132
Deferred                                                         (38)            (372)            (144)            (554)
                                                             -------          -------           ------          -------
                                                             $ 3,602          $ 1,112           $ (136)         $ 4,578
Fiscal 1992                                                  =======          =======           =======         =======

Current                                                      $   341          $ 2,032           $  225          $ 2,598
Deferred                                                       5,939             (435)             (24)           5,480
                                                             -------          -------           ------          -------
                                                             $ 6,280          $ 1,597           $  201          $ 8,078
Fiscal 1991                                                  =======          =======           =======         =======

Current                                                      $   367          $ 1,001           $  435          $ 1,803
Deferred                                                       4,290               46              (30)           4,306
                                                             -------          -------           ------          -------
                                                             $ 4,657          $ 1,047           $  405          $ 6,109
                                                             =======          =======           =======         =======

The significant components of deferred income tax expense attributable to income from operations for Fiscal 1993, Fiscal 1992 and
Fiscal 1991 were as follows:
(Amounts in thousands)                                                    Fiscal 1993      Fiscal 1992       Fiscal 1991
- ------------------------------------------------------------------------------------------------------------------------
Utilization of net operating loss and tax credits                             $ 2,303           $5,680            $6,369
Depreciation                                                                   (1,438)            (667)              259
Inventory                                                                        (173)             378              (835)
Benefit plans                                                                   1,815               41              (598)
Restructuring/reorganization and excess facilities charge                      (4,400)               -                 -
Other                                                                           1,339               48              (889)
                                                                              -------           ------            ------
                                                                              $  (554)          $5,480            $4,306
                                                                              =======           ======            ======

The tax effects of temporary differences and carryforwards that give rise to significant portions of net deferred tax asset
(liability) consisted of the following:
(Amounts in thousands)                                                                 January 2, 1994  January 3, 1993
- -----------------------------------------------------------------------------------------------------------------------
Receivables                                                                                    $   757         $    755
Inventory                                                                                          901            1,263
Benefit plans                                                                                    3,084            1,539
Accruals, provisions and other liabilities                                                       8,936            3,572
Net operating loss carryforward                                                                      -            1,400
Alternative minimum tax                                                                              -              903
Depreciation                                                                                    (4,739)          (5,264)
Other                                                                                             (881)          (1,581)
                                                                                               -------         --------
                                                                                               $ 8,058         $  2,587
                                                                                               =======         ========

        The Company's federal income tax returns for all years subsequent to December 1987 are subject to review by the Internal Revenue Service.
        As part of the sale of the Company's printer business in 1987, the Company indemnified the purchaser with respect to foreign tax liabilities of the Company's former foreign subsidiaries relating to periods prior to the sale.

9. Retirement Plans, Post-Retirement and Post-Employment Benefits

        The Company and its subsidiaries have various pension plans which cover most of their employees and provide for monthly payments to eligible employees upon retirement. Benefits for non-union employees are generally based upon earnings and years of service prior to 1989 and certain non-union employees receive benefits from allocated accounts under a defined contribution plan. Benefits for certain union employees are based upon dollar amounts attributed to each year of credited service; the remainder of the union employees receive benefits from allocated accounts under a defined contribution plan and from prior contributions to a multi-employer plan. The Company's policy is to make contributions to these plans sufficient to meet the minimum funding requirements of applicable laws and regulations, plus such amounts, if any, as the Company's actuarial consultants determine to be appropriate. The Company also provides supplemental retirement benefits for certain management personnel based on earnings and years of service.

        At January 2, 1994 and January 3, 1993, the Company reported, as a separate component of stockholders' equity, the amount of the additional liability in excess of the unrecognized prior service costs of its pension plans.

Net pension expense consisted of the following:

(Amounts in thousands)                                                    Fiscal 1993      Fiscal 1992      Fiscal 1991
- -----------------------------------------------------------------------------------------------------------------------
U.S. defined benefit plans
  Service cost-benefits earned during the period                                $ 229            $ 108            $  58
                                                                                -----            -----            -----
  Interest accrued on projected benefit obligation                                528              491              441
                                                                                -----            -----            -----
    Expected return on assets
    Actual return                                                                (373)            (501)            (791)
    Unrecognized gain (loss)                                                     (183)              39              372
                                                                                -----            -----            -----
                                                                                 (556)            (462)            (419)
  Amortization of prior service cost and unrecognized loss                         54               56               60
  Settlement loss                                                                  38               38               19
                                                                                -----            -----            -----
    U.S. defined benefit plans, net                                               293              231              159
Canadian defined benefit plan                                                      (2)              (4)              (8)
U.S. defined contribution plans                                                   129               28               70
                                                                                -----            -----            -----
Total net pension expense                                                       $ 420            $ 255            $ 221
                                                                                =====            =====            =====

The following sets forth the funded status of the Company's defined benefit pension plans and amounts recognized in the consolidated balance sheets:

                                                            January 2, 1994                          January 3, 1993
                                                   ---------------------------------        -------------------------------------
                                                        Plans with         Plans with             Plans with           Plans with
                                                  assets exceeding        accumulated       assets exceeding          accumulated
                                                       accumulated           benefits            accumulated             benefits
(Amounts in thousands)                                    benefits   exceeding assets               benefits     exceeding assets
- ---------------------------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation
  Vested                                                   $(1,411)           $(7,034)                $ (544)             $(6,289)
  Nonvested                                                    (54)               (52)                     -                  (13)
                                                           -------            -------                 ------              -------
    Total                                                   (1,465)            (7,086)                  (544)              (6,302)

Effect of projected compensation increases                    (204)                 -                   (179)                   -
                                                           -------            -------                 ------              -------
Projected benefit obligation                                (1,669)            (7,086)                  (723)              (6,302)
Plan assets                                                  2,557              5,231                  1,141                5,338
                                                           -------            -------                 ------              -------
Plan assets in excess of (less than)
  projected benefit obligations                                888             (1,855)                   418                 (964)
Unrecognized actuarial net (gain) losses                      (290)             2,293                   (418)               1,616
Unrecognized prior service cost                                 29                 43                      -                   38
Additional liability                                             -             (1,947)                     -               (1,241)
                                                           -------            -------                 ------              -------
Prepaid (accrued) pension cost included
  in consolidated balance sheet                            $   627            $(1,466)                $    -              $  (551)
                                                           =======            =======                 ======              =======

        Plan assets are invested primarily in long=term debt and equity instruments through pooled funds maintained by an insurance company. The projected benefit obligation was determined using an assumed discount rate of 7% for January 2, 1994 and 8% for January 3, 1993. The nature of the domestic pension plans is such that an estimate of future compensation increases is not required. The assumed long-term rate of return on plan assets was 9% for Fiscal 1993, Fiscal 1992 and Fiscal 1991. At January 2, 1994, the various plans held an aggregate of 11,410 shares of the Company's common stock.
        The Company sponsors defined benefit post-retirement health and life insurance plans that cover certain retired and active employees. The Company expects to continue these benefits indefinitely, but reserves the right to amend or discontinue all or any part of the plans at any time.
        Effective January 4, 1993, the Company adopted FAS 106 and recognized immediately the cumulative effect of the change in accounting for post-retirement benefits of $2.9 million ($1.8 million after income taxes) which represents the accumulated post-retirement benefit obligation existing at January 1, 1993. FAS 106 requires that the cost of these benefits be recognized in the financial statements during employees' active working lives. Previously, costs were recognized as claims were incurred. The Company's funding policy for these plans remains on a pay-as-you-go basis.

The following sets forth the amounts recognized in the consolidated balance sheets for the Company's post-retirement benefit plans:

                                                                                                         January 2, 1994
- ------------------------------------------------------------------------------------------------------------------------
Accumulated post-retirement benefit obligation
  Fully eligible active employees                                                                           $    737,000
  Retirees                                                                                                     1,594,000
  Other active employees                                                                                         629,000
                                                                                                              ----------
                                                                                                              $2,960,000
Plan assets                                                                                                            -
Unrecognized net gain                                                                                            (21,000)
                                                                                                              ----------
Accrued post-retirement benefit cost                                                                          $2,939,000
                                                                                                              ==========

Post-retirement benefit expense consisted of the following:


                                                                                                             Fiscal 1993
- ------------------------------------------------------------------------------------------------------------------------
Service cost (benefits attributed to employee services during the year)                                      $    44,000
Interest expense on the accumulated post-retirement benefit obligation                                           206,000
                                                                                                             -----------
Net periodic post-retirement benefit expense                                                                 $   250,000
                                                                                                             ===========

        The discount rate used in determining the accumulated post-retirement benefit obligation as of January 2, 1994 was 7%. The Company subsidy is a defined dollar amount and will not increase in the future; therefore, no medical trend rate has been assumed and the results of the calculation of the plan liabilities will not be impacted by future medical cost trends. The pay-as-you-go expenditures for post-retirement benefits were $170,000 for Fiscal 1993.


The effects of the accounting change discussed above are summarized as follows:
- ------------------------------------------------------------------------------------------------------------------------
Cumulative effect of accounting change on January 4, 1993                                                     $2,859,000
Plus post-retirement benefit expense in Fiscal 1993                                                              250,000
Less post-retirement benefit cash expenditures in Fiscal 1993                                                    170,000
                                                                                                              ----------
Accrued post-retirement benefit cost at January 2, 1994                                                       $2,939,000
                                                                                                              ==========

        The Company also adopted FAS 112 effective January 4, 1993, resulting in an after-tax charge of $1.4 million (net of income taxes of $900,000) reflected as a cumulative effect of an accounting change. FAS 112 requires the Company to accrue benefits provided to former or inactive employees after employment but before retirement. The ongoing impact of this change is not expected to have a material effect on earnings in future years.
        There was no cash flow impact associated with either the adoption of FAS 106 or FAS 112.

10. Employee Stock Ownership Plan

        On February 23, 1989, the Company's Board of Directors adopted the Ekco Group, Inc. Employees' Stock Ownership Plan (the "ESOP") for non-union United States employees of the Company and subsidiaries designated by the Company's Board of Directors as participants in the plan. Under the plan, the Company sold 1.8 million shares of the Series B ESOP Convertible Preferred Stock at a price of $3.61 per share to the ESOP trust. The ESOP satisfied its obligation to the Company with borrowings from a bank. The Company has guaranteed the ESOP borrowing and reported the unpaid balance of this loan as a liability of the Company. At January 2, 1994, approximately 1.6 million shares of the Company's common stock were reserved for conversion of Series B ESOP Convertible Preferred Stock.
        An unearned ESOP compensation amount is reported as an offset to the Series B ESOP Convertible Preferred Stock amount in the consolidated balance sheets. The unearned compensation is being amortized as shares in the Series B ESOP Convertible Preferred Stock are allocated to employees. Shares are allocated ratably over the life of the ESOP Loan or, if less, the actual period of time over which the indebtedness is repaid. The allocation of shares is based upon a formula equal to a percentage of the Company's payroll costs. The percentage is determined by the Company's Board of Directors annually and may require principal prepayments. The Company's Board of Directors has approved principal prepayments of $439,000, $380,000 and $124,000 for Fiscal 1993, Fiscal 1992 and Fiscal 1991 to be paid in 1993, 1992 and 1991, respectively. For Fiscal 1993, Fiscal 1992 and Fiscal 1991, $686,000, $687,000 and $687,000,
respectively, has been charged to operations. The actual cash contributions, excluding the above mentioned prepayments, to the ESOP by the Company during Fiscal 1993, Fiscal 1992 and Fiscal 1991 were $390,000, $402,000 and $596,000, respectively.

        Upon retirement or termination from the Company, each employee has the option to either convert the vested Series B ESOP Convertible Preferred Stock into common stock of the Company or redeem the Series B ESOP Convertible Preferred Stock for cash at a price of $3.61 per share. The change in the principal amount of the Series B ESOP Convertible Preferred Stock from year to year is solely due to redemptions and conversions by vested employees retiring or leaving the Company. The Series B ESOP Convertible Preferred Stock does not pay a dividend.


Series B ESOP Convertible Preferred Stock, net, consisted of the following:

(Amounts in thousands)                                                        January 2, 1994            January 3, 1993
- ------------------------------------------------------------------------------------------------------------------------
Series B ESOP Convertible Preferred Stock, par value $.01, no dividend                $ 5,939                    $ 6,050
Unearned compensation                                                                  (3,253)                    (3,939)
                                                                                      -------                    -------
                                                                                      $ 2,686                    $ 2,111
                                                                                      =======                    =======

        In October 1990, the Company's Board of Directors authorized the Trustee of the ESOP to purchase up to one million shares of the Company's common stock. The Company agreed to finance the purchase through a 20-year 10% loan from the Company to the ESOP. Through January 2, 1994, the ESOP had purchased in open market transactions approximately 863,000 shares of the Company's common stock at a total cost of approximately $2.4 million. Unearned compensation equal to such cost is being amortized as shares of the Company's common stock are allocated to employee accounts. Shares are allocated ratably over the life of the loan or, if less, the actual period of time over which the indebtedness is repaid, subject to the minimum allocation of 50,000 shares in any one year. In 1990, 12,500 shares were allocated to employee accounts based on the partial year, while for each of Fiscal 1992 and Fiscal 1991, 50,000 shares were allocated to employees' accounts. For Fiscal 1993, Fiscal 1992 and Fiscal 1991, $136,000, $141,000 and $136,000, respectively, have been charged to operations.


11. Minority Interest

        Minority interest consisted of 5% cumulative preferred stock of Woodstream Corporation, $50 par value (redeemable at Woodstream's option at $52 per share). Dividends on the 5% cumulative preferred stock are included in interest expense.


12. Stockholders' Equity

Preferred stock, $.01 par value
        On February 12, 1987, the Company's stockholders authorized a class of 20 million shares of preferred stock which may be divided and issued in one or more series having such relative rights and preferences as may be determined by the Company's Board of Directors.

Preferred stock rights

        In 1987, the Board of Directors of the Company declared a dividend payable to stockholders of record as of April 9, 1987, of one preferred share purchase right ("Right") for each outstanding share of common stock. In 1988, 1989 and 1992, the Company's Board of Directors amended the preferred share purchase rights plan. The amended plan provides that each Right, when exercisable, will entitle the holder thereof until April 9, 1997, to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share, at an exercise price of $20, subject to certain anti-dilution adjustments. The Rights will not be exercisable or transferable apart from shares of common stock until the earlier of (i) the tenth day after a public announcement that a person or group has acquired beneficial ownership of 15% or more of the outstanding shares of common stock, other than, so long as certain conditions are met, as a result of the beneficial ownership of certain common stock or securities convertible into common stock held by The 1818 Fund, L.P., a Delaware limited partnership, (an "Acquiring Person") or
(ii) the tenth day after a person commences, or announces an intention to commence, a tender or exchange offer for 15% or more of the outstanding shares of common stock. The Rights are redeemable by the Company at $.02 per Right at any time prior to the time that a person or group becomes an Acquiring Person.
        In the event that the Company is a party to a merger or other business combination transaction in which the Company is not the surviving entity, each Right will entitle the holder to purchase, at the exercise price of the Right, that number of shares of the common stock of the acquiring company which, at the time of such transaction would have a market value of two times the exercise price of the Right. In addition, if a person or group becomes an Acquiring Person, each Right not owned by such person or group would become exercisable for the number of shares of common stock which, at that time, would have a market value of two times the exercise price of the Right.

          Common stock, $.01 par value
            Share information regarding common stock consisted of the following:
                                                                              January 2, 1994           January 3, 1993
- -----------------------------------------------------------------------------------------------------------------------
Authorized shares                                                                  60,000,000                60,000,000
                                                                                   ==========                ==========
Shares issued                                                                      27,067,262                26,936,571
Shares held in treasury                                                             9,223,600                 9,788,251
                                                                                   ----------                ----------
Shares outstanding                                                                 17,843,662                17,148,320
                                                                                   ==========                ==========

Treasury stock
        During Fiscal 1993, the Company issued 564,651 shares of treasury stock in connection with the acquisition of Kellogg. Significant treasury stock activity during Fiscal 1992 included the issuance of 1,174,674 shares in connection with the acquisition of Frem Corporation and 881,542 shares in connection with the private placement of stock with The 1818 Fund, L.P.

Stock option plans
        At January 2, 1994, approximately 1.8 million shares of the Company's common stock were available for grants of options to employees and directors under the Company's stock option plans. Options granted under both plans are granted at prices not less than 100% of the fair market value (as defined) on the dates the options are granted and, accordingly, there have been no charges to income in connection with the options other than incidental expenses. Options must be exercised within the period prescribed by the respective stock option plan agreements, but not later than 10 years for certain options and 11 years for others.


Changes in options and option shares under the plans during the respective fiscal years were as follows:

                                               Fiscal 1993                    Fiscal 1992                   Fiscal 1991
                                       ----------------------------   ----------------------------   --------------------------
                                          Option price    Number of      Option price    Number of     Option price   Number of
                                             per share       shares         per share       shares        per share      shares
- -------------------------------------------------------------------------------------------------------------------------------
Options outstanding beginning of year  $2.13 -- $10.06    1,857,248   $2.13 -- $ 5.19    1,544,515   $2.13 -- $3.69   1,614,443
Options granted                        $7.44 -- $11.31      746,773   $7.25 -- $10.06      574,433   $2.63 -- $5.19      88,500
Options exercised                      $2.25 -- $ 5.19      (15,100)  $2.13 -- $ 3.69     (245,600)  $2.19 -- $3.69     (91,552)
Options cancelled                      $2.56 -- $11.31     (104,200)  $2.25 -- $10.06      (16,100)  $2.19 -- $2.69     (66,876)
                                                          ---------                      ---------                    ---------
Options outstanding, end of year       $2.13 -- $11.31    2,484,721   $2.13 -- $10.06    1,857,248   $2.13 -- $5.19   1,544,515
                                                          =========                      =========                    =========
Options exercisable, end of year       $2.13 -- $11.31    1,723,292   $2.13 -- $10.06    1,286,915   $2.13 -- $3.69   1,306,715
                                                          =========                      =========                    =========
Shares reserved for future grants                         1,756,360                      2,398,933                    1,383,433
                                                          =========                      =========                    =========

                                                                              Option price and market value at date of grant
                                                                          ------------------------------------------------------
                                                                          Number of shares            Per share           Amount
- --------------------------------------------------------------------------------------------------------------------------------
Options outstanding at January 2, 1994, which were granted during fiscal years:
1987                                                                               380,000              $  3.69     $ 1,401,250
1988                                                                               529,142     $2.13 -- $  2.25       1,143,998
1989                                                                                51,373     $3.19 -- $  3.38         167,501
1990                                                                               240,800              $  2.56         617,050
1991                                                                                59,300              $  2.63         155,663
1992                                                                               545,333     $7.25 -- $ 10.06       5,375,122
1993                                                                               678,773     $7.44 -- $ 11.31       6,967,194
                                                                                 ---------                          -----------
                                                                                 2,484,721                          $15,827,778
                                                                                 =========                          ===========


        Of the options outstanding at January 2, 1994, options to acquire 1,431,805 shares at a weighted average exercise price of $5.32 per share became exercisable on the grant date. Under certain circumstances, a portion of shares purchased pursuant to the exercise of such options are subject to repurchase by the Company within three years of the date of grant of the option at the option exercise price. At January 2, 1994, 389,290 of such shares were subject to such repurchase.
        The remaining options outstanding at January 2, 1994, to acquire 1,052,916 shares at a weighted average exercise price of $7.80 per share are exercisable from the date of grant through the date of exercise up to one-fifth of the number of shares covered by such options on or after each of the first five anniversaries of the date of grant. All such options will be fully exercisable on and after the fifth such anniversary.

Restricted stock purchase plans
        Under the Company's restricted stock purchase plans, the Company may offer to sell shares of common stock to employees of the Company and its subsidiaries at a price per share of not less than par value ($.01) and not more than 10% of market value on the date the offer is approved, and on such other terms as deemed appropriate. Shares are awarded in the name of the employee, who has all rights of a stockholder, subject to certain restrictions or provisions for forfeiture. Restrictions on the disposition of shares for the shares purchased prior to January 2, 1994, expire annually over a period not to exceed five years. Common stock reserved for future grants aggregated 951,500 shares at January 2, 1994. The following table summarizes the activity of the restricted stock purchase plans during the respective fiscal years (fair market value determined at date of purchase).

                                                    Fiscal 1993               Fiscal 1992                Fiscal 1991
                                                ------------------         ------------------        ------------------
                                                Number        Fair         Number        Fair        Number        Fair
                                                    of      market             of      market            of      market
(Amounts in thousands)                          shares       value         shares       value        shares       value
- -----------------------------------------------------------------------------------------------------------------------
Unvested shares outstanding, beginning of year     291       $ 988            372       $ 835           489      $1,160
Shares issued                                       25         306             37         417             -           -
Shares repurchased                                 (14)       (171)             -           -             -           -
Shares vested                                     (125)       (347)          (118)       (264)         (117)       (325)
                                                  ----       -----         ------       -----        ------      ------
Unvested shares outstanding, end of year           177       $ 776            291       $ 988           372      $  835
                                                  ====       =====         ======       =====        ======      ======

        The difference between the issue price and the fair market value of the shares at the date of issuance is accounted for as unearned compensation and amortized to expense over the lapsing of restrictions. During Fiscal 1993, Fiscal 1992 and Fiscal 1991, unearned compensation charged to operations was $307,000, $332,000 and $333,000, respectively. To the extent the amount deductible for income taxes exceeds the amount charged to operations for financial statement purposes, the related tax benefits are credited to additional paid-in-capital when realized.

Employee stock purchase plan
        The Company has an employee stock purchase plan that permits employees to purchase up to a maximum of 500 shares per quarter of the Company's common stock at a 15% discount from market value. During Fiscal 1993, Fiscal 1992 and Fiscal 1991, employees purchased 73,880 shares, 80,569 shares, and 86,669 shares, respectively, for a total of approximately $545,000, $515,000 and $251,000, respectively. At January 2, 1994, approximately 1.3 million shares were reserved for future grants under the plan. There have been no charges to income in connection with the plan other than incidental expenses.

Income tax benefits
        Income tax benefits relating to stock option plans, restricted stock plans and employee stock purchase plan credited to additional paid-in-capital as realized in Fiscal 1993, Fiscal 1992 and Fiscal 1991 were $318,000, $795,000 and $191,000, respectively.


13. Earnings Per Common Share
        Primary earnings per common share are based upon the weighted average of common stock and dilutive common stock equivalent shares, including Series B ESOP Convertible Preferred Stock, outstanding during each period. Fully diluted earnings per share have been omitted since they are either the same as primary earnings per share or anti-dilutive. The weighted average number of shares used in computation of earnings per share consisted of the following for the periods presented.

(Amounts in thousands)                                                  Fiscal 1993        Fiscal 1992      Fiscal 1991
- -----------------------------------------------------------------------------------------------------------------------
Weighted average shares of common stock outstanding during the year          17,616             16,082           14,579
Weighted average common equivalent shares due to stock options                  713                993              661
Series B ESOP Convertible Preferred Stock                                     1,670              1,710            1,772
                                                                             ------             ------           ------
                                                                             19,999             18,785           17,012
                                                                             ======             ======           ======

14. Commitments and Contingencies

Employment contracts
        The Company has employment agreements with certain of its executive officers and management personnel. These agreements generally continue until terminated by the executive or the Company, and provide for salary continuation for a specified number of months under certain circumstances. Certain of the agreements provide the employees with certain additional rights after a Change of

Control (as defined) of the Company occurs. Included in other assets are $4.1 million of time deposits held by a bank to collateralize letters of credit issued to secure a portion of the Company's obligations under certain of these agreements. The agreements include a covenant against competition with the Company, which extends for a period of time after termination for any reason. As of January 2, 1994, if all of the employees under contract were to be terminated by the Company without good cause (as defined) under these contracts, the Company's liability would be approximately $7 million ($10 million following a Change of Control).

Severance policy
        The Board of Directors of the Company has adopted a severance policy for all exempt employees of the Company. In the event of a Change of Control (as defined), each exempt employee of the Company whose employment is terminated, whose duties or responsibilities are substantially diminished, or who was directed to relocate within 12 months after such Change of Control, will receive, in addition to all other severance benefits accorded to similarly situated employees, salary continuation benefits for a period of months determined by dividing his or her then yearly salary by $10,000, limited to not more than 12 months. This policy does not apply to any exempt employee of the Company who is a party to a contractual commitment with the Company which provides him or her with greater than 12 months salary, severance payment or salary continuation upon his or her termination in the event of a Change of Control. This policy may be rescinded at any time by the Company's Board of Directors prior to a Change of Control.

Leases
        The Company leases offices, warehouse facilities, vehicles and equipment under operating and capital leases. The terms of certain leases provide for payment of minimum rent, real estate taxes, insurance and maintenance. Rents of approximately $1.9 million, $1.4 million and $1.1 million, were charged to operations for Fiscal 1993, Fiscal 1992 and Fiscal
1991, respectively.
        The Company receives rental income from properties currently held for sale. Rental income included in selling, general and administrative expenses was approximately $1.5 million, $1.2 million and $800,000, for Fiscal 1993, Fiscal 1992 and Fiscal 1991, respectively.
        Minimum rental payments and income required under leases that had initial or remaining noncancellable lease terms in excess of one year as of January 2, 1994, were as follows:

(Amounts in thousands)                                               Operating leases   Capital leases    Rental income
- -----------------------------------------------------------------------------------------------------------------------
Fiscal Year
1994                                                                           $1,180             $ 88           $1,156
1995                                                                              382               88              763
1996                                                                              282               88              678
1997                                                                              218                7              572
1998                                                                               21                -              535
                                                                                                  ----
                                                                                                   271
Less interest cost                                                                                  52
                                                                                                  ----
Present value of minimum lease payments                                                           $219
                                                                                                  ====

Legal proceedings
        The Company is a party to several pending legal proceedings and claims. Although the outcome of such proceedings and claims cannot be determined with certainty, the Company's management, after consultation with outside legal counsel, is of the opinion that the expected final outcome should not have a material adverse effect on the Company's financial position, results of operations or liquidity.

Environmental matters
        From time to time, the Company has had claims asserted against it by regulatory agencies or private parties for environmental matters relating to the generation or handling of hazardous substances by the Company or its predecessors and has incurred obligations for investigations or remedial actions with respect to certain of such matters. While the Company does not believe that any such claims asserted or obligations incurred to date will result in a material adverse effect upon the Company's financial position, results of operations or liquidity, the Company is aware that at its facilities at Massillon and Hamilton, Ohio; Easthampton, Massachusetts; Hudson, New Hampshire; and Lititz, Pennsylvania, hazardous substances and oil have been detected and that additional investigation will be, and remedial action will or may be, required. Operations at these and other facilities currently or previously owned or leased by the Company utilize, or in the past have utilized, hazardous substances. There can be no assurance that activities at these or any other facilities or future facilities owned or operated by the Company may not result in additional environmental claims being asserted against the Company or additional investigations or remedial actions being required.

        In connection with the acquisition of Kellogg by the Company in 1993, the Company engaged environmental engineering consultants ("Consultants") to review potential environmental liabilities at all of Kellogg's properties. Additional investigation and testing resulted in the identification of likely environmental remedial actions, operation, maintenance and ground water monitoring and the estimated costs therefore. Based upon the cost estimates provided by the Consultants, the Company believes remediation costs will be approximately $1.5 million and the expense for the ongoing operation, maintenance and ground water monitoring will be $195,000 for the first ten years and $130,000 for 20 years thereafter. Management believes that the total amount for these liabilities is approximately $6 million, including the effects of inflation. Accordingly, the Company has recorded a liability of approximately $3.8 million. This amount represents the undiscounted costs of remediation and the net present value of future operation, maintenance and ground water monitoring costs discounted at 6%. The Company expects to pay approximately $424,000 of the remediation costs in Fiscal 1994 with the balance being paid out in Fiscal 1995 and Fiscal 1996. These estimates may subsequently change should additional sites be identified or further remediation measures be required or undertaken or interpretation of current laws or regulations be modified. The Company has not anticipated any insurance proceeds or third-party payments in arriving at the above estimates.

15. Industry and Geographic Area Information

        The Company operates primarily in one industry segment consisting of the manufacture, marketing and distribution of non-electric houseware and hardware products. The Company's products include bakeware, kitchenware, low-toxic pest control and animal care products, and plastic storage containers. The Company's operations in non-houseware and non-hardware products are not significant. Sales and marketing operations outside the United States are conducted principally through a subsidiary in Canada and by direct sales. One customer accounted for approximately $21.6 million or 10.5% and another customer accounted for approximately $20.1 million or 9.7% of net revenues for Fiscal 1992, but no customer accounted for more than 10% of net revenue for either Fiscal 1993 or Fiscal 1991.


The following table shows information by geographic area:
                                                                       Unaffiliated      Income before
(Amounts in thousands)                                                 net revenues       income taxes     Total assets
- -----------------------------------------------------------------------------------------------------------------------
Fiscal 1993
United States                                                              $232,447            $ 7,677         $303,933
Canada                                                                       13,981               (736)           9,152
Eliminations                                                                     -                (104)          (5,124)
                                                                           --------            -------         --------
Consolidated                                                               $246,428            $ 6,837         $307,961
                                                                           ========            =======         ========

Fiscal 1992
United States                                                              $193,284            $16,437         $251,520
Canada                                                                       13,344                234            8,581
Eliminations                                                                      -                 54           (5,020)
                                                                           --------            -------         --------
Consolidated                                                               $206,628            $16,725         $255,081
                                                                           ========            =======         ========

Fiscal 1991
United States                                                              $153,207            $12,293         $207,387
Canada                                                                       13,510                829           11,606
Eliminations                                                                     -              (1,119)          (7,509)
                                                                           --------            -------         --------
Consolidated                                                               $166,717            $12,003         $211,484
                                                                           ========            =======         ========

        United States revenues include approximately $9.7 million, $10.6 million and $9.9 million of export sales to unaffiliated customers for Fiscal 1993, Fiscal 1992 and Fiscal 1991, respectively.

16. Supplementary Information


The following amounts were charged to costs and expenses:

(Amounts in thousands)                                                  Fiscal 1993        Fiscal 1992      Fiscal 1991
- -----------------------------------------------------------------------------------------------------------------------
Maintenance and repairs                                                     $ 2,686            $ 2,128          $ 3,084
                                                                            =======            =======          =======
Taxes, other than payroll and income taxes
  Real estate                                                               $ 1,335            $ 1,198          $   975
  Other                                                                         249                241              139
                                                                            -------            -------          -------
                                                                            $ 1,584            $ 1,439          $ 1,114
                                                                            =======            =======          =======
Advertising                                                                 $ 4,920            $ 5,359          $ 4,187
                                                                            =======            =======          =======
  Royalties                                                                 $    99            $   248          $   139
                                                                            =======            =======          =======
  Provision for doubtful accounts                                           $   449            $ 1,077          $   302
                                                                            =======            =======          =======
  Amortization of assets
    Excess of cost over fair value                                          $ 4,195            $ 3,557          $ 2,770
    Favorable lease rights                                                       73                 73               73
    Prepaid marketing costs                                                   1,768                145                -
    Deferred financing costs                                                    467                446              336
                                                                            -------            -------          -------
                                                                            $ 6,503            $ 4,221          $ 3,179
                                                                            =======            =======          =======

17. Quarterly Results of Operations (Unaudited)


The following table presents the unaudited quarterly results of operations for Fiscal 1993 and Fiscal 1992 (restated for FAS 109):

                                                         First         Second        Third         Fourth         Total
(Amounts in thousands, except per share amounts)       quarter        quarter      quarter        quarter          year
- -----------------------------------------------------------------------------------------------------------------------
Fiscal 1993
Net revenues                                          $46,320        $57,439       $73,287        $69,382      $246,428
Gross profit                                           16,112         17,865        26,511         24,591        85,079
Income (loss) before income taxes                       1,418          1,449         7,310         (3,340)        6,837
Income (loss) before cumulative
  effect of changes in method of accounting               770            778         3,682         (2,971)        2,259
Income (loss) per share before cumulative
  effect of changes in method of accounting               .04            .04           .18           (.17)          .11

Fiscal 1992
Net revenues                                          $46,361        $39,983       $55,282        $65,002      $206,628
Gross profit                                           16,244         13,008        21,587         26,704        77,543
Income before income taxes                              1,744            275         5,567          9,139        16,725
Net income                                                902            142         2,878          4,725         8,647
Net income per share                                      .05            .01           .15            .25           .46

Restructuring/reorganization and excess facilities charge
        During the fourth quarter of Fiscal 1993, the Company recorded an $11 million charge ($6.6 million after income taxes) resulting from management's analysis of the Company's operations and future strategy. Of this charge, approximately $3.5 million related to property held for sale and approximately $2.7 million of the total charge was non-cash.
        Over the past seven years,the Company has grown rapidly through acquisitions. It acquired Ekco Housewares in 1987, adding Woodstream in 1989, Frem in 1992 and Kellogg in 1993. These companies each have different operational, financial and distribution methods largely as a result of the continuation of their historical operations. During the respective post-acquisition periods, management's focus has been on increasing the financial performance of the individual subsidiaries with less emphasis on the efficiencies that could be achieved by synthesizing these companies on a group basis. Management believes that the Company is at a juncture because of its size and complexity where future growth and operating efficiency of the Company is dependent on implementing Company-wide savings and common processes throughout all subsidiaries. To achieve this, management has provided for:(i) severance and related personnel costs associated with a reduction and realignment in administrative and operating personnel, principally at Ekco Housewares; (ii) costs associated with the consolidation of differing distribution and information systems within the Company including the closing of excess facilities which are not compatible with the new group strategy (including lease contingencies) as well as the write-off of equipment no longer relevant to the operating strategy; and,(iii) costs associated with excess facilities currently classified as held for sale.


The amounts involved in the charge are as follows:
- -----------------------------------------------------------------------------------------------------------------------
Severance and related personnel costs                                                                       $ 3,200,000
Write-down of equipment                                                                                       1,250,000
Costs associated with implementing distribution and operating strategy                                        2,600,000
Costs associated with property held for sale                                                                  3,450,000
Other, primarily fees and costs associated with implementation                                                  500,000
                                                                                                            -----------
                                                                                                            $11,000,000
                                                                                                            ===========

        Property held for sale has also increased over the last several years as a result of acquisitions. The commerical real estate market has been very soft during this period. The charges included above represent a change in management's focus on eliminating these excess facilities. Management has retained a nationally recognized real estate firm to assist them in selling property currently held for sale within the next two years. Management has also re-evaluated its belief regarding the carrying value of these properties. As a result a reserve for the operating costs of these properties net of lease commitments has been established for $1.9 million and additional valuation allowances aggregating $1.6 million has been netted against the respective asset values.

18. Disclosures about Fair Value of Financial Instruments

        The carrying amounts of cash, accounts receivable, investments pledged as collateral, time deposits, accounts payable, 10% mortgage note and accrued expenses approximate fair value because of the short maturity of these items.
        The carrying amounts of the note payable and debt issued pursuant to the Company's subsidiaries' bank credit agreements approximate fair value because the interest rates on these instruments change with market interest rates.
        There are no quoted market prices for the 12.7% Senior Subordinated Notes, 7% Convertible Subordinated Note or Series B ESOP Preferred Stock. Because each of these securities contain unique terms, conditions, covenants and restrictions, there are no identical obligations that have quoted market prices. In order to determine the fair value of the 7% Convertible Subordinated Note, the Company compared it to obligations which trade publicly and concluded that the fair value of the note is approximately its book value, $22 million. In order to determine the fair value of the 12.7% Senior Subordinated Notes, the Company discounted the cash payments on the notes using discount rates ranging from 8.5% to 9%. Based upon such discount rates, the fair value of the $60 million 12.7% Senior Subordinated Notes would range between $62.8 million and $68.9 million.
        Each share of Series B ESOP Preferred Stock is redeemable at a price of $3.61 per share or convertible into one share of the Company's common stock. Assuming all shares were allocated and all employees were fully vested, the redemption value of the ESOP Preferred Stock would be $6.1 million. Given these same assumptions the shares could be converted into common stock having a market value of $11.3 million at January 2, 1994.
        These fair value estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

REPORT OF INDEPENDENT AUDITORS


Board of Directors and Stockholders Ekco Group, Inc.

        We have audited the accompanying consolidated balance sheets of Ekco Group, Inc. and subsidiaries as of January 2, 1994 and January 3, 1993, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the fiscal years in the three-year period ended January 2, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ekco Group, Inc. and subsidiaries as of January 2, 1994 and January 3, 1993, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended January 2, 1994, in conformity with generally accepted accounting principles.
        As discussed in Note 1 to the consolidated financial statements, in 1993 the Company changed its method of accounting for income taxes, post-retirement benefits other than pensions and post-employment benefits.


Boston, Massachusetts
February 7, 1994