Form 10-K, Exhibit 13
EKCO GROUP INC /DE/
filed 1995-03-31
CIK 18827

                                                                    EXHIBIT 13


                                    INDEX





        Selected Consolidated Financial Data

        Common Stock Price Range and Dividends

        Management's Discussion and Analysis of
           Results of Operations and Financial Condition

        Consolidated Balance Sheets

        Consolidated Statements of Operations

        Consolidated Statements of Stockholders' Equity

        Consolidated Statements of Cash Flows

        Notes to Consolidated Financial Statements

        Report of Independent Auditors

                      SELECTED CONSOLIDATED FINANCIAL DATA

                 The selected consolidated financial data of the Company shown below for the five-year period ended January 1, 1995 are derived from the consolidated financial statements of the Company audited by independent certified public accountants. The information set forth below is qualified in its entirety by the more detailed financial statements and the notes thereto included elsewhere herein. The following table should be read in conjunction with Management's Discussion and Analysis of Results of Operations and Financial Condition and the Company's audited Consolidated Financial Statements and Notes thereto appearing elsewhere herein.

                                                                    FISCAL YEARS
                                               --------------------------------------------------------------
                                               1994 (1)(2)     1993 (1)(2)    1992(2)       1991         1990
                                               -----------     -----------    -------       ----         ----

                                                        (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED BALANCE SHEET DATA
Current assets                                   $111,627        $ 89,831    $ 79,679    $ 64,808     $ 58,834
Total assets                                      317,783         307,961     255,081     211,484      210,276
Current liabilities                                51,118          64,062      41,113      45,173       40,721
Long-term obligations, less current portion       102,580          89,982      71,264      71,644       81,099
7% Convertible Subordinated Note                   22,000          22,000      22,000           -            -
Series B ESOP Convertible Preferred Stock, net      3,096           2,686       2,111       1,649        1,118
Stockholders' equity                              129,116         116,864     110,567      86,841       80,050
Common shares outstanding                          18,069          17,844      17,148      14,676       14,500

CONSOLIDATED STATEMENT OF OPERATIONS DATA

Net revenues                                     $267,048        $246,428    $206,628    $166,717     $162,196
Cost of sales                                     175,451         161,349     129,085      99,130      103,967
Consolidation and restructuring charges                 -          11,000           -           -        3,600
Selling, general and administrative                53,433          50,841      46,581      43,220       39,160
EBITDA (3)                                         47,391          32,783      38,249      29,779       20,236
Amortization of excess of cost over fair value      4,438           4,195       3,557       2,770        2,767
Net interest expense                               12,491          12,206      10,680       9,594       10,206
Income before income taxes                         21,235           6,837      16,725      12,003        2,496
Income taxes                                        9,812           4,578       8,078       6,109        2,196
Income before cumulative effect of accounting
changes                                            11,423           2,259 (4)   8,647       5,894          300
Earnings per common share before cumulative
 effect of accounting changes                         .57             .11 (4)     .46         .35          .02

(1)       Includes operations of Kellogg Brush Manufacturing Co. and subsidiaries acquired on April 1, 1993.
(2)       Includes operations of Frem Corporation acquired on January 8, 1992.
(3)       EBITDA represents earnings before interest, taxes, depreciation and amortization of excess of cost over fair value.
(4)       During Fiscal 1993, the Company recorded a charge of $3,247,000 (net of income taxes of $1,954,000)
          to reflect the cumulative effect of changes in the method of accounting for post-retirement and post-employment benefits.
(5)       The Company did not pay any cash dividends during the periods presented.


          COMMON STOCK PRICE RANGE AND DIVIDENDS

                 The Company's common stock $.01 par value per share ("Common Stock"), is traded on the New York Stock Exchange under the ticker symbol "EKO". The following table sets forth the high and low sale prices per share as reported on the New York Stock Exchange Composite Tape during the calendar periods indicated:

                                                                    LOW                    HIGH
1994
First Quarter                                                       6 1/2                  8 1/8
Second Quarter                                                      6 1/2                  7 3/8
Third Quarter                                                       6 1/2                  7 3/4
Fourth Quarter                                                      5 7/8                  7 1/8

1993
First Quarter                                                       9 7/8                 12 1/8
Second Quarter                                                     10                     11 3/4
Third Quarter                                                       8 1/8                 10 5/8
Fourth Quarter                                                      6 1/8                  8 5/8


                On March 3, 1995, the Company had 2,332 stockholders of record. On February 6, 1995, the Company announced that its Board of Directors had declared an initial quarterly cash dividend of $.02 per share, payable on April 3, 1995 to stockholders of record on March 17, 1995. The Company's bank credit facilities and certain debt instruments restrict dividends and payments that the Company's operating subsidiaries may make to the Company.

                          EKCO GROUP AND SUBSIDIARIES
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION


RESULTS OF OPERATIONS

               The following discussion and analysis of the consolidated results of operations for the fiscal years ended January 1, 1995 ("Fiscal 1994"), January 2, 1994 ("Fiscal 1993") and January 3, 1993 ("Fiscal 1992") and
the financial condition at January 1, 1995 should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto.

FISCAL 1994 VS. FISCAL 1993

NET REVENUES

               Net revenues for Fiscal 1994 increased approximately $20.6 million (8.4%) from the prior year. Net revenues for Fiscal 1994 include first quarter revenues of $12.7 million from Kellogg Brush Manufacturing Co. and subsidiaries ("Kellogg"). Kellogg was acquired by the Company on April 1, 1993. Net revenues for Fiscal 1993 include $13.3 million associated with the Company's tackle box and hunting storage container business, which assets were sold in January 1994. Excluding the foregoing acquisition and divestiture, net revenues for Fiscal 1994 increased approximately $21.2 million. Each of the Company's business units contributed to the growth in net revenues. Retailers, while continuing to adhere to stringent inventory controls, are committed to maintaining high service levels for their customers. As a result, retailers are keeping their shelves stocked, which has contributed to the Company's growth in revenues. Approximately $9.5 million of the increase resulted from increased sales of the Company's bakeware products which benefited from new products, such as Crisp It(TM) pizza pans and Healthy Cooking broiler and meat loaf pans, along with strong growth in Baker's Secret(R) bakeware products. Approximately $4.0 million of the increase resulted from increased sales of the Company's kitchen tool and gadget products which benefited from the J-Hook program introduced in the second half of 1993.

GROSS PROFIT

               The Company's gross profit margin remained essentially unchanged from the 34.5% in Fiscal 1993. The Company was able to maintain its gross profit margin despite increases in raw material costs and warehousing and distribution costs. These increases were offset by improved facilities utilization primarily at Kellogg and changes in product mix. Although raw material costs are increasing in general, the majority of the increase resulted from the approximate doubling of prices of plastic resin, Frem Corporation's primary raw material. While the Company expects to increase prices in 1995, there can be no assurance that the sales price increases will offset the increases being experienced in raw material costs.

SELLING, GENERAL AND ADMINISTRATIVE

               Selling, general and administrative expenses for Fiscal 1994 increased approximately $2.6 million (5.1%) for 1994 from the prior year. Selling, general and administrative expenses for Fiscal 1993, include $2.6 million associated with the Company's tackle box and hunting storage container business. Additionally, selling, general and administrative expenses for Fiscal 1994, include first quarter expenses of $1.9 million from Kellogg. Excluding the above acquisitions and divestitures, selling, general and administrative expenses for Fiscal 1994 increased approximately $3.3 million (6.7%). The increase was primarily due to increased display and sales promotion costs for the Company's kitchen tool and gadget products, costs associated with the Company's 1994 bakeware media campaign and costs associated with a start-up subsidiary (B. VIA International Housewares, Inc.) that is developing products for the upscale and specialty marketplace. The increase was partially offset by the benefit associated with the implementation of the Company's restructuring plan (see "Restructuring/reorganization and excess facilities charge" below).

                          EKCO GROUP AND SUBSIDIARIES
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION


RESULTS OF OPERATIONS (CONTINUED)

NET INTEREST EXPENSE

        Net interest expense for Fiscal 1994 increased $285,000 from the prior year. The increase was primarily due to the additional debt associated with the acquisition of Kellogg on April 1, 1993.


RESTRUCTURING/REORGANIZATION AND EXCESS FACILITIES CHARGE

        During the fourth quarter of Fiscal 1993, the Company recorded an $11.0 million restructuring/reorganization and excess facilities charge ($6.6 million after income taxes) resulting from management's analysis of the Company's operations and future strategy. Of this charge, approximately $3.5 million related to property held for sale and approximately $2.7 million of the total charge was non-cash.

        The items covered by the charge were: (i) severance and related personnel costs associated with a reduction and realignment in administrative and operating personnel, principally at Ekco Housewares, Inc. ("Housewares"); (ii) costs associated with the consolidation of different distribution and information systems within the Company including the closing of excess facilities which are not compatible with the new group strategy (including lease contingencies) as well as the write-off of equipment no longer relevant to the operating strategy; and, (iii) costs associated with excess facilities currently classified as held for sale.

        During the fourth quarter of Fiscal 1994, the Company completed the first phase of its restructuring efforts. The components of the original charge and the amounts charged against the reserve during the first phase of the restructuring, of which approximately $5 million were cash expenditures, are set out below:

                                                    CHARGE
                                                   RECORDED            FISCAL             RESERVE
                                                   IN FISCAL            1994             BALANCE AT
                                                     1993             ACTIVITY         JANUARY 1, 1995
                                                   --------           --------         ---------------
   Accrued Expenses
      Severance and other related personnel
        costs                                        $ 3,200             $1,135              $2,065
      Costs associated with implementing
        distribution and operating strategy            2,600              2,600                   -
      Costs associated with excess facilities          2,023                783               1,240
      Other                                              500                500                   -
                                                      ------              -----               -----
                                                       8,323              5,018               3,305
   Property held for resale                            1,000              1,000                   -
   Write-off of equipment                              1,250              1,250                   -
   Other                                                 427                427                   -
                                                       -----              -----               -----
                                                     $11,000             $7,695              $3,305
                                                      ======              =====               =====


        The Company estimates the benefit it received in Fiscal 1994 from the restructuring was approximately $2.4 million. The benefit was primarily due to reduced expenses associated with the reduction and realignment in administrative and operating personnel, principally at Housewares.

                         EKCO GROUP AND SUBSIDIARIES
                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                RESULTS OF OPERATIONS AND FINANCIAL CONDITION



RESULTS OF OPERATIONS (CONTINUED)

RESTRUCTURING/REORGANIZATION AND EXCESS FACILITIES CHARGE (CONTINUED)

        Subsequent to December 1994, the Company announced the second phase of its restructuring which will utilize the balance of the reserve. During the second phase, the Company will combine its principal housewares business units into a single operating division. The new division will consolidate the management and operations of Housewares, Frem Corporation ("Frem") and Kellogg. This new division will also provide certain administrative and distribution services to the Company's other business units.

INCOME TAXES

        The effective income tax rate declined from 67% in Fiscal 1993 to 46% in Fiscal 1994 primarily as a result of amortization of goodwill becoming a lower percentage of earnings before income taxes for Fiscal 1994.


FISCAL 1993 VS. FISCAL 1992

NET REVENUES

        Net revenues for Fiscal 1993 increased approximately $39.8 million (19.3%) from the prior year. The increase was primarily due to the inclusion of the results of Kellogg acquired on April 1, 1993 (approximately $37 million) and increases in sales of kitchen tool and gadget products (approximately $9 million). The increase was partially offset by declines in bakeware sales due to retail softness and inventory reduction management by many of the Company's customers.

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

RESTRUCTURING/REORGANIZATION AND EXCESS FACILITIES CHARGE

        During the fourth quarter of 1993, the Company recorded an $11 million restructuring/reorganization and excess facilities charge ($6.6 million after income taxes) resulting from management's analysis of the Company's operations and future strategy. Of this charge, $2.7 million was non-cash.

                         EKCO GROUP AND SUBSIDIARIES
                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                RESULTS OF OPERATIONS AND FINANCIAL CONDITION


RESULTS OF OPERATIONS (CONTINUED)

INTEREST EXPENSE

        Interest expense for Fiscal 1993 increased approximately $1.6 million from the prior year primarily due to consummation of a private placement of a $22.0 million 7% Convertible Subordinated Note on December 22, 1992 and increased borrowings principally attributable to the acquisition of Kellogg on April 1, 1993.

INCOME TAXES

        The effective income tax rate increased from 48% in Fiscal 1992 to 67% in Fiscal 1993 primarily as a result of amortization of goodwill becoming a higher percentage of earnings before income taxes.

CUMULATIVE EFFECT OF CHANGES IN METHOD OF ACCOUNTING

        The charge in Fiscal 1993 for the cumulative effect of changes in method of accounting was due to the adoption by the Company of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Post-retirement Benefits Other Than Pensions" ("FAS 106") and Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Post-employment Benefits" ("FAS 112").


LIQUIDITY AND CAPITAL RESOURCES

        During Fiscal 1994, the Company generated approximately $2.4 million in cash from operations. Such cash, along with borrowings of approximately $32 million and year-end cash balances, was used in part for capital expenditures (approximately $11 million as compared to $15 million for Fiscal 1993), and the reduction of debt (approximately $29 million).

        The Company's accounts receivable and inventories increased approximately $10 million and $15 million, respectively, from the January 2, 1994 level. The increase in accounts receivable results primarily from shipments taking place later in the fiscal year and a change in customer mix. Inventories increased primarily due to increases in the distribution of the Company's kitchen tool and gadget products to major customers, expansion of the kitchenware J-Hook program and to meet anticipated customer service requirements. The decline in property and equipment, approximately $1 million from the January 2, 1994 level, results primarily from the January 1994 sale of the assets of the Company's plastic tackle box and hunting storage container business and normal depreciation, offset in part by capital expenditures. The decline in property held for sale or lease results primarily from the sale of the Company's Toronto, Ontario real estate. The decline in other assets relates to the reduction in time deposits. Such deposits were used to reduce borrowings.

        The Company has a commitment for a $75 million bank credit facility (the Group Credit Facility) which provides lines of credit for each of the Company ($30.0 million), Housewares ($35.0 million) and Frem ($10.0 million). The proceeds from the Group Credit Facility will be used to retire and refinance loans under the Housewares Credit Agreement ($14.3 million at January 1, 1995), the Frem Credit Agreement ($5.9 million at January 1, 1995) and the Group Credit Line ($22.2 million at January 1, 1995). The remaining line ($32.6 million as of January 1, 1995) will be available for general corporate purposes, including working capital, letters of credit and acquisitions. The facility will mature on December 1, 1998.

                      EKCO GROUP, INC. AND SUBSIDIARIES
                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                RESULTS OF OPERATIONS AND FINANCIAL CONDITION


RESULTS OF OPERATIONS (CONTINUED)

        Loans under the Group Credit Facility will bear interest ranging from the bank's prime rate to the prime rate plus 0.25% or the LIBOR rate plus 1.25% to 1.75%, depending on the Company's borrowing strategy and the ratio of total debt to cash flow, as defined. The Group Credit Facility will provide for a commitment fee of three-eighths of one percent on the unused portion of the commitment amount and a $60,000 annual agency fee.

        Borrowings under the Group Credit Facility will be collateralized by substantially all of the tangible assets of the Company. The Group Credit Facility will contain certain financial and operating covenants. The most restrictive covenant will require the Company to maintain a minimum level of cash flow.

        The Company believes it will have sufficient borrowing capacity to finance its ongoing operations through the end of fiscal year 1995. The Company may require additional funds to finance any further acquisitions.

        In January 1994, the Company sold the assets of its plastic tackle and hunting storage container business for cash of approximately $4.3 million, resulting in a gain of approximately $450,000 before related income taxes. The proceeds from the sale were used to reduce outstanding debt. The tackle box and hunting storage container business had net revenues of approximately $13.3 million in Fiscal 1993.

        The Company has land and buildings in Hudson, New Hampshire; Chicago, Illinois; and a portion of its facilities in Lititz, Pennsylvania, which are held for sale or lease. The Company is actively pursuing the sale or lease of these properties, and has partially leased the Hudson and Lititz facilities. The Company plans to sell these properties within the next two years. The aggregate carrying values of such properties are periodically reviewed and are stated at the lower of cost or market.

        The 12.70% Notes restrict the payments that Ekco Housewares, Inc. and its subsidiaries may make to the Company, as well as contain certain financial and operating covenants and limit or restrict the sale of assets, additional indebtedness, and certain investments and acquisitions. Under the most restrictive covenant, these subsidiaries collectively must maintain a current ratio of 1.25 to 1.00. At January 1, 1995, the amounts that could be paid to the Company from these subsidiaries totalled approximately $23.7 million. The Company believes that this amount, plus such additional amounts as are expected to be payable to the Company by such subsidiaries in the future, as well as borrowing capacity within the Group Credit Facility are adequate to fund the Company's parent operations in Fiscal 1995.

        The Company has provided approximately $3.6 million for environmental remediation and ongoing operation, maintenance and ground water monitoring costs associated with Kellogg-owned or occupied facilities. The Company believes the provision is adequate but will continue to monitor and adjust the provision, as appropriate, should additional sites be identified or further remediation measures be required or undertaken or interpretation of current laws or regulations be modified.

                      EKCO GROUP, INC. AND SUBSIDIARIES
                         CONSOLIDATED BALANCE SHEETS

                                                                       JANUARY 1,             JANUARY 2,
                                                                         1995                   1994
                                                                       ----------             ----------
                                                                             (AMOUNTS IN THOUSANDS,
                                                                             EXCEPT PER SHARE DATA)
                                             ASSETS
Current assets
           Cash and cash equivalents                                    $    129               $    327
           Accounts receivable, net of allowance for
              doubtful accounts (January 1, 1995, $1,739;
              January 2, 1994, $1,758)                                    46,030                 36,095
           Inventories                                                    48,242                 33,612
           Prepaid expenses and other current assets                       6,296                  5,800
           Deferred income taxes                                           7,330                  9,647
           Investments pledged as collateral                               3,600                  4,350
                                                                         -------                -------
              Total current assets                                       111,627                 89,831

Property and equipment, net                                               52,361                 53,241
Property held for sale or lease, net of
           accumulated depreciation (January 1, 1995,
           $8,323; January 2, 1994, $9,055)                                7,373                  9,353
Other assets                                                               5,440                 10,006
Excess of cost over fair value of net assets acquired,
           net of accumulated amortization (January 1, 1995,
           $23,290; January 2, 1994, $18,852)                            140,982                145,530
                                                                         -------                -------
              Total assets                                              $317,783               $307,961
                                                                        ========               ========

                              LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
           Note payable                                                 $  3,643               $  4,338
           Current portion of long-term obligations                           36                  9,238
           Accounts payable                                               15,652                 13,955
           Accrued expenses                                               27,843                 31,659
           Income taxes                                                    3,944                  4,872
                                                                         -------                -------
              Total current liabilities                                   51,118                 64,062
                                                                         -------                -------
Long-term obligations, less current portion                              102,580                 89,982
                                                                         -------                -------
Other long-term liabilities                                                9,375                 11,869
                                                                         -------                -------
7% Convertible Subordinated Note                                          22,000                 22,000
                                                                         -------                -------
Series B ESOP Convertible Preferred Stock, net;
           outstanding January 1, 1995, 1,568 shares;
           outstanding January 2, 1994, 1,645 shares,
           redeemable at $3.61 per share                                   3,096                  2,686
                                                                         -------                -------
Commitments and contingencies
Minority interest                                                            498                    498
                                                                         -------                -------
Stockholders' equity
           Common stock, $.01 par value; outstanding
              January 1, 1995, 18,069 shares; outstanding
              January 2, 1994, 17,844 shares                                 181                    178
           Capital in excess of par value                                105,448                104,202
           Cumulative translation adjustment                                 771                  1,091
           Retained earnings                                              27,172                 15,749
           Unearned compensation                                          (2,968)                (2,452)
           Pension liability adjustment                                   (1,488)                (1,904)
                                                                         -------                -------
                                                                         129,116                116,864
                                                                         -------                -------
                Total liabilities and stockholders' equity              $317,783               $307,961
                                                                        ========               ========


         See accompanying notes to consolidated financial statements.

                      EKCO GROUP, INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                 FISCAL YEARS ENDED
                                                   JANUARY 1,         JANUARY 2,           JANUARY 3,
                                                     1995               1994                 1993
                                                   ----------         ----------           ----------
                                                     (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net revenues                                       $267,048           $246,428              $206,628
                                                    -------            -------               -------

Costs and expenses
     Cost of sales                                  175,451            161,349               129,085
     Selling, general and administrative             53,433             50,841                46,581
     Restructuring/reorganization and
         excess facilities charge                         -             11,000                     -
     Amortization of excess of cost over
         fair value                                   4,438              4,195                 3,557
                                                    -------            -------               -------
                                                    233,322            227,385               179,223
                                                    -------            -------               -------

Income before interest and income taxes              33,726             19,043                27,405
                                                    -------            -------               -------

Net interest expense
     Interest expense                                12,824             12,755                11,187
     Investment income                                 (333)              (549)                 (507)
                                                    -------            -------               -------
                                                     12,491             12,206                10,680
                                                    -------            -------               -------

Income before income taxes and
         cumulative effect of accounting changes     21,235              6,837                16,725

Income taxes                                          9,812              4,578                 8,078
                                                    -------            -------               -------

Income before cumulative effect of
         accounting changes                          11,423              2,259                 8,647

Cumulative effect of changes in method
         of accounting for post-retirement
         and post-employment benefits (net of
         income taxes of $1,954)                          -             (3,247)                    -
                                                    -------            -------               -------

Net income (loss)                                  $ 11,423           $   (988)             $  8,647
                                                    =======            =======               =======

Per share data
     Earnings before cumulative effect of
       accounting changes                             $ .57              $ .11                  $.46
     Cumulative effect of accounting changes              -               (.19)                    -
                                                       ----               ----                   ---
     Net income (loss)                                $ .57              $(.08)                 $.46
                                                       ====               ====                   ===

Weighted average number of shares used
         in computation of per share data
     Earnings before cumulative effect
       of accounting changes                         20,115             19,999                18,785
     Cumulative effect of accounting changes              -             17,148                     -




         See accompanying notes to consolidated financial statements.

                      EKCO GROUP, INC. AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                         COMMON       CAPITAL IN   CUMULATIVE                           PENSION
                                                         STOCK, PAR   EXCESS OF    TRANSLATION  RETAINED   UNEARNED     LIABILITY
                                               SHARES    VALUE $.01   PAR VALUE    ADJUSTMENT   EARNINGS  COMPENSATION  ADJUSTMENT
                                               ------    ----------   ----------   -----------  --------  ------------  ----------
                                                                                (AMOUNTS IN THOUSANDS)
Balance, December 29, 1991                     14,676     $ 146      $ 79,960     $ 1,676      $ 8,090     $ (2,943)   $    (88)
Shares issued under employee common
  stock purchase and option plans                 326         3         1,177           -            -            -           -
Shares issued under restricted common
  stock purchase plans                             37         -           417           -            -         (413)          -
Shares issued upon preferred stock
  conversion                                       59         1           214           -            -            -           -
Income tax reductions relating to
  stock plans                                       -         -           795           -            -            -           -
Treasury shares issued for acquisition          1,175        12         6,588           -            -            -           -
Treasury shares issued for cash                   882         9         7,578           -            -            -           -
Purchase of treasury stock                         (7)        -           (78)          -            -            -           -
Net income for the year                             -         -             -           -        8,647            -           -
Foreign currency translation adjustment             -         -             -        (582)           -            -           -
Amortization of unearned compensation               -         -             -           -            -          473           -
Pension liability adjustment                        -         -             -           -            -            -      (1,115)
                                               ------       ---        ------       -----       ------       -------     -------
Balance, January 3, 1993                       17,148       171        96,651       1,094       16,737       (2,883)     (1,203)
Shares issued under employee common
  stock purchase and option plans                  89         1           594           -            -            -           -
Net shares issued under restricted common
  stock purchase plans                             11         -            13           -            -          (12)          -
Shares issued upon preferred stock
  conversions                                      31         -           110           -            -            -           -
Treasury shares issued for acquisition            565         6         6,516           -            -            -           -
Income tax reductions relating to stock
   plans                                            -         -           318           -            -            -           -
Net loss for the year                               -         -             -           -         (988)           -           -
Foreign currency translation adjustment             -         -             -          (3)           -            -           -
Amortization of unearned compensation               -         -             -           -            -          443           -
Pension liability adjustment                        -         -             -           -            -            -        (701)
                                               ------       ---       -------       -----       ------       -------     -------
Balance, January 2, 1994                       17,844       178       104,202       1,091       15,749       (2,452)     (1,904)


                      EKCO GROUP, INC. AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                         COMMON       CAPITAL IN   CUMULATIVE                           PENSION
                                                         STOCK, PAR   EXCESS OF    TRANSLATION  RETAINED   UNEARNED     LIABILITY
                                               SHARES    VALUE $.01   PAR VALUE    ADJUSTMENT   EARNINGS  COMPENSATION  ADJUSTMENT
                                               ------    ----------   ----------   -----------  --------  ------------  ----------
                                                                                (AMOUNTS IN THOUSANDS)
Shares issued under employee common
 stock purchase and option plans                  148         2            643        -               -            -              -
Income tax reductions relating to
 stock plans                                        -         -            327        -               -            -              -
Treasury shares issued upon preferred
 stock conversions                                 77         1            276        -               -            -              -
Net income for the year                             -         -              -        -          11,423            -              -

Foreign currency translation adjustment             -         -              -     (320)              -            -              -
Unearned compensation relating to
 common stock purchases by employee
 stock ownership plan                               -         -              -        -               -         (950)             -
Amortization of unearned compensation               -         -              -        -               -          434              -
Pension liability adjustment                        -         -              -        -               -            -            416
                                               ------      ----       --------     ----         -------     --------        --------
Balance, January 1, 1995                       18,069      $181       $105,448     $771         $27,172     $ (2,968)       $(1,488)
                                               ======      ====       ========     ====         =======     ========        ========


See accompanying notes to consolidated financial statements.

                       EKCO GROUP, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                                                 FISCAL YEARS ENDED
                                                                                 JANUARY 1,           JANUARY 2,          JANUARY 3,
                                                                                    1995                 1994                1993
                                                                                 ----------           ----------          ----------
                                                                                              (AMOUNTS IN THOUSANDS)
Cash flows from operating activities
      Net income (loss)                                                           $11,423              $  (988)             $ 8,647
      Adjustments to reconcile net income (loss)
       to net cash provided by operations
          Depreciation and amortization                                             9,227                9,545                7,287
          Restructuring/reorganization and excess
           facilities charge                                                            -                2,677                    -
          Amortization of assets                                                    8,686                6,503                4,221
          Deferred income taxes                                                     1,679                 (554)               5,480
          Cumulative effect of accounting change                                        -                3,247                    -
          Other                                                                     1,019                1,715                2,240
      Change in certain assets and liabilities, net
       of effects from acquisition and dispositions
       of businesses, affecting cash provided by
       operations
          Accounts and note receivable                                            (10,313)              (4,431)              (4,891)
          Inventories                                                             (15,231)              (6,622)               5,245
          Other assets                                                                192               (7,943)                 769
          Accounts payable and accrued expenses                                    (3,348)               6,885               (5,669)
          Income taxes payable                                                       (931)                (361)                (200)
                                                                                  -------              -------              -------
              Net cash provided by operations                                       2,403                9,673               23,129
                                                                                  -------              -------              -------
Cash flows from investing activities
      Proceeds from sale of property and equipment                                  5,219                  194                  550
      Capital expenditures                                                        (11,106)             (15,111)             (12,649)
      Acquisitions of businesses                                                        -              (26,428)             (18,645)
                                                                                  -------              -------              -------
              Net cash used in investing activities                                (5,887)             (41,345)             (30,744)
                                                                                  -------              -------              -------

Cash flows from financing activities
      Proceeds from issuance of notes payable and
       long-term obligations                                                       32,118               30,274               51,452
      Proceeds from issuance of treasury stock                                          -                    -                7,587
      Investments pledged as collateral                                                 -                  750                  360
      Purchase of common stock for employee stock
       ownership plan                                                                (950)                   -                    -
      Payment of notes and long-term obligations                                  (29,417)             (17,049)             (39,069)
      Other                                                                         1,484                  913                1,096
                                                                                  -------              -------              -------
              Net cash provided by financing
               activities                                                           3,235               14,888               21,426

Effect of exchange rate changes on cash                                                51                  113                   49
                                                                                  -------              -------              -------
              Net increase (decrease) in cash and
               cash equivalents                                                      (198)             (16,671)              13,860

Cash and cash equivalents at beginning of year                                        327               16,998                3,138
                                                                                  -------              -------              -------
Cash and cash equivalents at end of year                                          $   129              $   327              $16,998
                                                                                  =======              =======              =======
Cash paid during the year for
      Interest                                                                    $12,050              $12,181              $10,730
      Income taxes                                                                  9,061                4,753                2,800


See accompanying notes to consolidated financial statements.

                      EKCO GROUP, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
PRINCIPLES OF CONSOLIDATION
        The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company's principal operating subsidiaries are wholly-owned Ekco Housewares, Inc. ("Housewares"), Frem Corporation ("Frem"), and Kellogg Brush Manufacturing Co. and subsidiaries ("Kellogg"), and majority-owned Woodstream Corporation ("Woodstream"). All significant intercompany accounts and transactions have been eliminated.

BASIS OF PRESENTATION
        The Company uses a 52-53 week fiscal year ending on the Sunday nearest December 31. Accordingly, the accompanying consolidated financial statements include the fiscal years ended January 1, 1995 ("Fiscal 1994"), January 2, 1994 ("Fiscal 1993") and January 3, 1993 ("Fiscal 1992").

CASH AND CASH EQUIVALENTS
        The Company considers all short-term investments which have an original maturity of 90 days or less to be considered cash equivalents.

PREPAID EXPENSES AND OTHER CURRENT ASSETS
        The Company incurs certain costs in connection with expanding its market position at retail. These costs are deferred and amortized using the straight-line method over the lesser of the period of benefit or the program period. Program periods currently range from one to three years. It is the Company's policy to periodically review and evaluate that the benefits associated with these costs are expected to be realized and therefore deferral and amortization is justified. Approximately $4.4 million and $4.0 million of these costs are included in prepaid expenses at January 1, 1995 and January 2, 1994, respectively.

INVENTORIES
        Inventories are stated at the lower of cost or market. Cost is determined on a first-in, first-out ("FIFO") basis for all subsidiaries except for Kellogg, whose cost is determined on a last-in, first-out ("LIFO") basis.

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

PROPERTY HELD FOR SALE OR LEASE
        It is the Company's policy to make available for sale or lease property considered no longer necessary for the operations of the Company. The aggregate carrying values of such property are periodically reviewed and are stated at the lower of cost or market.

INTANGIBLE ASSETS
        The excess of cost over fair value of net assets acquired ("goodwill") is being amortized over 12-to-40 year periods. It is the Company's policy to periodically review and evaluate the recoverability of goodwill by assessing long-term trends of profitability and cash flows and to determine whether the amortization of goodwill over its remaining life can be recovered through expected future results and cash flows.

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


INCOME TAXES
        Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect, if any, on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

        Provision for U.S. income taxes on the undistributed earnings of foreign subsidiaries is made only on those amounts in excess of the funds considered to be permanently reinvested.


(2)  ACQUISITION OF KELLOGG BRUSH MANUFACTURING CO.
        On April 1, 1993, the Company acquired Kellogg for a cash payment of approximately $26 million and 564,651 shares of the Company's common stock valued at approximately $6.5 million.

        Kellogg primarily manufactures and markets household brushes, brooms and mops, which are sold in mass merchandise, discount, grocery and hardware stores throughout the United States and Canada. The acquisition has been accounted for under the purchase method of accounting. Goodwill of approximately $33 million is being amortized over 40 years. In connection with the acquisition, liabilities were assumed as follows (amounts in thousands):

         Fair value of assets acquired                                                                   $59,545
         Cash paid for common stock of Kellogg                                                           (26,028)
         Company's common stock issued for common stock of Kellogg                                        (6,522)
         Expenses incurred in connection with the acquisition                                               (400)
                                                                                                         -------
         Liabilities assumed                                                                             $26,595
                                                                                                         =======


        The following unaudited pro forma combined results of operations for Fiscal 1993 have been prepared assuming that the acquisition of Kellogg occurred at the beginning of the period. In preparing the pro forma data, adjustments have been made for: (i) the amortization of goodwill; (ii) the interest expense related to the borrowings under bank credit agreements to finance a portion of the purchase price; (iii) reduction in investment income for utilization of the Company's cash and investments to finance a portion of the purchase price; (iv) the interest expense and weighted average share effect of the Company's December 22, 1992 financing with The 1818 Fund, L.P.; and (v) the elimination of costs associated with the exercise of options under Kellogg's stock option plan which were exercised in connection with the acquisition of Kellogg.

        The following unaudited pro forma financial information is not necessarily indicative of results of operations that would have occurred had the transaction been effected at the beginning of Fiscal 1993 or of future results of the combined companies.

                                                                                            FISCAL 1993
                                                                                            -----------
                                                                                       (AMOUNTS IN THOUSANDS,
                                                                                        EXCEPT PER SHARE DATA)
         Net revenues                                                                          $256,876
         Income before income taxes
           and cumulative effect of changes
           in method of accounting                                                                3,152  (a)
         Income before cumulative
           effect of changes in method of
           accounting                                                                               (23)
         Net income (loss)                                                                       (3,270)
         Per share data
           Income before cumulative effect
             of changes in method of accounting                                                       -
           Net income (loss)                                                                       (.19)

           (a)   During the first quarter of Fiscal 1993 (prior to acquisition by the Company) Kellogg recorded a $3.2 million provision for environmental matters.


(3)  INVENTORIES
               The components of inventory were as follows:

                                                                          JANUARY 1, 1995               JANUARY 2, 1994
                                                                          ---------------               ---------------
                                                                                     (AMOUNTS IN THOUSANDS)
                Raw materials                                                   $15,229                      $10,040
                Work in process                                                   4,047                        1,871
                Finished goods                                                   28,966                       21,701
                                                                                 ------                       ------
                                                                                $48,242                      $33,612
                                                                                 ======                       ======


        At January 1, 1995, and January 2, 1994, inventories carried under the LIFO method represented approximately 17.4% and 21.4%, respectively, of total year-end inventories. If these inventories had been valued at the lower of FIFO cost or market, inventories at January 1, 1995 would have been approximately $23,000 higher and the same at January 2, 1994. During Fiscal 1994 and 1993, there were no effects on net income from liquidation of LIFO layers.

(4)  PROPERTY AND EQUIPMENT, NET
     Property and equipment consisted of the following:

                                                                           JANUARY 1, 1995               JANUARY 2, 1994
                                                                           ---------------               ---------------
                                                                                      (AMOUNTS IN THOUSANDS)
                 Property and equipment at cost
                   Land, buildings and improvements                             $22,261                     $21,151
                   Equipment, factory and other                                  59,839                      57,227
                                                                                 ------                      ------
                                                                                 82,100                      78,378
                 Less accumulated depreciation and
                   amortization                                                  29,739                      25,137
                                                                                 ------                      ------
                                                                                $52,361                     $53,241
                                                                                 ======                      ======

(5)  NOTE PAYABLE
        The note payable represents borrowings of the Company's Employee Stock Ownership Plan ("ESOP") which the Company guarantees (the "ESOP Loan"). The Company is required to maintain investments, pledged as collateral, in an amount equal to the outstanding ESOP Loan balance. The interest rate on the ESOP Loan has been fixed at 5.75% until June 15, 1995. Interest expense charged to operations for Fiscal 1994, Fiscal 1993 and Fiscal 1992 relating to the ESOP Loan was $131,000, $148,000 and $195,000, respectively. The ESOP Loan is payable in equal monthly payments of principal and interest, adjusted from time to time as rates change, until maturity in May 2009. In addition, under the terms of the ESOP Loan, the Company is required to purchase the note from the bank on four business days notice from the bank.

        Certain information with respect to notes payable follows:

                                                                                 FISCAL 1994      FISCAL 1993       FISCAL 1992
                                                                                 -----------      -----------       -----------
                                                                                   (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGES)
Amount of borrowings outstanding at end of year                                     $3,643           $4,338            $5,108
Average interest rate of borrowings
  outstanding at end of year                                                          5.75%            2.75%             3.13%
Maximum amount of borrowings
  outstanding at any month-end                                                      $4,316           $5,089            $5,439
Average aggregate borrowings during the year (a)                                    $3,911           $4,768            $5,268
Weighted average interest rate during the year (b)                                    3.36%            3.10%             3.70%

      (a)     The average aggregate borrowings outstanding for each fiscal year have been computed based upon the daily balance outstanding under the loan arrangement.

      (b)     The weighted average interest rate has been computed by dividing the interest expense for each fiscal year by the average aggregate borrowings during such fiscal year.


(6)  LONG-TERM OBLIGATIONS AND OTHER LONG-TERM LIABILITIES
        Long-term obligations consisted of the following:

                                                                      JANUARY 1, 1995               JANUARY 2, 1994
                                                                      ---------------               ---------------
                                                                                   (AMOUNTS IN THOUSANDS)
        Group Credit Facility                                          $ 42,424  (a)                  $38,276  (a)
        12.70% Notes, due 1998                                           60,000                        60,000
        Other                                                               192                           944
                                                                       --------                       -------
                                                                        102,616                        99,220
        Less current portion                                                 36                         9,238
                                                                       --------                       -------
                                                                       $102,580                       $89,982
                                                                       ========                       =======

        7% Convertible Subordinated Note,
        due 2002                                                      $ 22,000                       $22,000
                                                                       ========                       =======


        Other long-term liabilities consisted of the following:

         Accrued pension cost (see note 9)                             $  1,408                       $ 1,466
         Deferred income taxes                                              948                         1,589
         Other long-term liabilities                                      7,019                         8,814
                                                                       --------                       -------
                                                                       $  9,375                       $11,869
                                                                       ========                       =======

(a)     Borrowings expected to be refinanced
          under the Group Credit Facility:
            Frem Credit Agreement                                      $  5,896                       $ 6,500
            Housewares Credit Agreement                                  14,305                        13,956
            Group Credit Line                                            22,223                        17,820
                                                                       --------                       -------
                                                                       $ 42,424                       $38,276
                                                                       ========                       =======


        The Company has received a commitment for a $75 million bank credit facility (the "Group Credit Facility") which provides lines of credit for each of the Company ($30.0 million), Housewares ($35.0 million) and Frem ($10.0 million). The proceeds from the Group Credit Facility will be used to retire loans under the Frem and Housewares Credit Agreements and the Group Credit Line and, consequently, all amounts due under these agreements have been classified as long-term. The remaining line ($32.6 million as of January 1, 1995) will be available for general corporate purposes. The facility will mature on December 1, 1998.

        Loans under the Group Credit Facility will bear interest ranging from the bank's prime rate less 0.25% to the prime rate plus 0.25% or the LIBOR rate plus 1.25% to 1.75%, depending on the Company's borrowing strategy and the ratio of total debt to cash flow, as defined. The Group Credit Facility will provide for a commitment fee of three-eighths of one percent on the unused portion of the commitment amount and a $60,000 annual agency fee.

        Borrowings under the Group Credit Facility will be collateralized by substantially all of the tangible assets of the Company. The Group Credit Facility will contain certain financial and operating covenants. The most restrictive covenant will require the Company to maintain a minimum level of cash flow.

              Certain information with respect to credit agreements follows:

                                                                        FISCAL 1994           FISCAL 1993          FISCAL 1992
                                                                        -----------           -----------          -----------
                                                                            (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGES)
              Average interest rate of borrowings
                outstanding at end of year                                       8.20%                6.13%               6.06%
              Maximum amount of borrowings
                outstanding at any month-end                                  $42,434              $47,239             $36,774
              Average aggregate borrowings during
                the year                                                      $35,748              $30,898             $30,587
              Weighted average interest rate
                during the year                                                  6.22%                6.12%               6.11%


     The 12.70% Notes are obligations of Housewares and its subsidiaries, Ekco Canada, Inc. and Frem ("Ekco Housewares") and are due in 1998. The principal is payable as follows: $18 million on each of December 15, 1996 and 1997, and $24 million on December 15, 1998. In the event of a Change in Control (as defined), each Noteholder may require Ekco Housewares to prepay the Notes held by such Noteholder. In addition, if, after a Change in Control, Ekco Housewares fails to perform or observe any Triggering Covenant (as defined) in stated time periods and specified circumstances, then each Noteholder may require Ekco Housewares to prepay the Notes held by such Noteholder and to pay a substantial premium (approximately $7.1 million at January 1, 1995).

     The 12.70% Notes restrict the payments that Ekco Housewares can make to the Company, as well as, contain certain financial and operating covenants and limit or restrict the sale of assets, additional indebtedness, and certain investments and acquisitions. Under the most restrictive covenant, these subsidiaries collectively must maintain a current ratio of 1.25 to 1.00. At January 1, 1995, the total amount that could be paid to the Company by Ekco Housewares was approximately $23.7 million. Total net assets (total assets less total liabilities) of Ekco Housewares excluding intercompany items were approximately $101 million at January 1, 1995.

     The 7% Convertible Subordinated Note is due November 30, 2002, and is convertible into common stock at a conversion price of $10.50 per share subject to certain adjustments. It is callable until December 1996 if the price of the common stock averages $18 or more for 45 consecutive days immediately preceding the call notice date. After four years, the Note is callable at an initial premium of 3.5%, which declines to zero in the final year of maturity. The Note requires the Company to maintain a minimum net worth of $84 million subject to adjustment under certain circumstances.

     The total of long-term obligations, with the exception of the 7% Convertible Subordinated Note, mature over the four years ending December 1998 as follows (amounts in thousands): 1995- $36; 1996- $18,156; 1997- $18,000;
1998- $66,424.

(7)  ACCRUED EXPENSES
     Accrued expenses consisted of the following:

                                                                       JANUARY 1, 1995               JANUARY 2, 1994
                                                                       ---------------               ---------------
                                                                                    (AMOUNTS IN THOUSANDS)
Payroll                                                                    $ 2,145                       $ 1,918
Compensated absences                                                         1,933                         1,805
Sales and promotional allowances                                             6,131                         6,164
Provisions related to restructuring/
  reorganization and excess facilities costs                                 3,305                         8,323
Interest and non-income taxes                                                3,944                         3,934
Insurance                                                                    2,509                         2,091
Professional fees                                                            1,605                         2,299
Provision for environmental matters                                          2,080                         1,423
Other                                                                        4,191                         3,702
                                                                           -------                       -------
                                                                           $27,843                       $31,659
                                                                           =======                       =======


(8)  INCOME TAXES
     Total income tax expense for Fiscal 1994, Fiscal 1993 and Fiscal 1992 was allocated as follows:

                                                          FISCAL 1994       FISCAL 1993          FISCAL 1992
                                                          -----------       -----------          -----------
                                                                        (AMOUNTS IN THOUSANDS)
Income from operations                                        $9,812            $4,578              $8,078
Stockholders' equity, for compensation
  expense for tax purposes in excess of
  amounts recognized for financial reporting
  purposes                                                      (327)             (318)               (795)
                                                              ------            ------              ------
                                                              $9,485            $4,260              $7,283
                                                              ======            ======              ======

                  A reconciliation of the provision for income taxes to the statutory income tax rate applied to combined domestic and foreign income before income taxes for Fiscal 1994, Fiscal 1993 and Fiscal 1992 was as follows:

                                                             FISCAL 1994       FISCAL 1993        FISCAL 1992
                                                             -----------       -----------        -----------
                                                               (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGES)
Income (loss) before income taxes
           Domestic                                            $21,543             $7,573           $16,491
           Foreign                                                (308)              (736)              234
                                                               -------             ------           -------
                                                               $21,235             $6,837           $16,725
                                                               =======             ======           =======

Federal income tax at normal rates                                  35%                35%               34%
State income taxes, net of federal benefit                           4%                11%                6%
Change in federal rate                                               -                 (3%)               -
Difference between foreign and
  federal effective rates                                            -                  2%                1%
Amortization of excess of cost over
  fair value                                                         7%                22%                7%
                                                                    --                 --                --
                                                                    46%                67%               48%
                                                                    ==                 ==                ==


The components of the provision for income taxes were as follows:

                                                                 FEDERAL           STATE        FOREIGN         TOTAL
                                                                 -------           -----        -------         -----
                                                                                (AMOUNTS IN THOUSANDS)
FISCAL 1994
-----------
Current                                                           $7,119          $1,098         $ (84)        $8,133
Deferred                                                           1,324             310            45          1,679
                                                                  ------           -----          ----          -----
                                                                  $8,443          $1,408         $ (39)        $9,812
                                                                  ======           =====          ====          =====

FISCAL 1993
-----------
Current                                                           $3,640          $1,484         $   8         $5,132
Deferred                                                             (38)           (372)         (144)          (554)
                                                                  ------          ------         -----         ------
                                                                  $3,602          $1,112         $(136)        $4,578
                                                                  ======          ======         =====         ======

FISCAL 1992
-----------
Current                                                           $  341          $2,032         $ 225         $2,598
Deferred                                                           5,939            (435)          (24)         5,480
                                                                  ------          ------         -----         ------
                                                                  $6,280          $1,597         $ 201         $8,078
                                                                  ======          ======         =====         ======


               The significant components of deferred income tax expense attributable to income from operations for Fiscal 1994, Fiscal 1993 and Fiscal 1992 were as follows:

                                                              FISCAL 1994      FISCAL 1993       FISCAL 1992
                                                              -----------      -----------       -----------
                                                                         (AMOUNTS IN THOUSANDS)
Utilization of net operating loss and tax credits               $    -           $ 2,303          $ 5,680
Depreciation                                                      (969)           (1,438)            (667)
Inventory                                                         (527)             (173)             378
Benefit plans                                                     (258)            1,815               41
Restructuring/reorganization and excess
 facilities charge                                                   -            (4,400)               -
Accruals, provisions and other liabilities                       3,623             1,453            1,179
Other                                                             (190)             (114)          (1,131)
                                                                ------           -------          -------
                                                                $1,679           $  (554)         $ 5,480
                                                                ======           =======          =======

                  The tax effects of temporary differences and carryforwards that give rise to significant portions of net deferred tax asset (liability) consisted of the following:

                                                                                  JANUARY 1, 1995               JANUARY 2, 1994
                                                                                  ---------------               ---------------
                                                                                          (AMOUNTS IN THOUSANDS)
Receivables                                                                          $   518                        $   757
Inventory                                                                              1,428                            901
Benefit plans                                                                          3,342                          3,084
Accruals, provisions and other liabilities                                             5,313                          8,936
Depreciation                                                                          (3,655)                        (4,739)
Other                                                                                   (564)                          (881)
                                                                                      ------                         ------
                                                                                     $ 6,382                        $ 8,058
                                                                                      ======                         ======


               The Company's federal income tax returns for all years subsequent to December 1987 are subject to review by the Internal Revenue Service.


(9)  RETIREMENT PLANS, POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS
               The Company and its subsidiaries have various pension plans which cover most of their employees and provide for monthly payments to eligible employees upon retirement. Benefits for non-union employees are generally based upon earnings and years of service prior to 1989 and certain non-union employees receive benefits from allocated accounts under a defined contribution plan. Benefits for certain union employees are based upon dollar amounts attributed to each year of credited service; the remainder of the union employees receive benefits from allocated accounts under a defined contribution plan and from prior contributions to a multi-employer plan. The Company's policy is to make contributions to these plans sufficient to meet the minimum funding requirements of applicable laws and regulations, plus such amounts, if any, as the Company's actuarial consultants determine to be appropriate. The Company also provides supplemental retirement benefits for certain management personnel based on earnings and years of service.

               At January 1, 1995 and January 2, 1994, the Company reported, as a separate component of stockholders' equity, the amount of the additional liability in excess of the unrecognized prior service costs of its pension plans.

Net pension expense consisted of the following:

                                                                             FISCAL 1994     FISCAL 1993       FISCAL 1992
                                                                             -----------     -----------       -----------
                                                                                       (AMOUNTS IN THOUSANDS)
U.S. defined benefit plans
           Service cost-benefits earned during the period                        $ 257           $ 229             $ 108
                                                                                  ----            ----              ----
           Interest accrued on projected benefit obligation                        559             528               491
                                                                                  ----            ----              ----
           Expected return on assets
                Actual return                                                     (196)           (373)             (501)
                Unrecognized gain (loss)                                          (368)           (183)               39
                                                                                  ----            ----              ----
                                                                                  (564)           (556)             (462)
           Amortization of prior service cost and
             unrecognized loss                                                     120              54                56
           Settlement loss                                                         138              38                38
                                                                                  ----            ----              ----
                U.S. defined benefit plans, net                                    510             293               231
Canadian defined benefit plan                                                       (7)             (2)               (4)
U.S. defined contribution plans                                                    127             129                28
                                                                                  ----            ----              ----
Total net pension expense                                                        $ 630           $ 420             $ 255
                                                                                  ====            ====              ====

               The following sets forth the funded status of the Company's defined benefit pension plans and amounts recognized in the consolidated balance sheets:

                                                               JANUARY 1, 1995                     JANUARY 2, 1994
                                                         ----------------------------       -----------------------------
                                                         PLANS WITH       PLANS WITH        PLANS WITH        PLANS WITH
                                                         ASSETS           ACCUMULATED       ASSETS            ACCUMULATED
                                                         EXCEEDING        BENEFITS          EXCEEDING         BENEFITS
                                                         ACCUMULATED      EXCEEDING         ACCUMULATED       EXCEEDING
                                                         BENEFITS         ASSETS            BENEFITS          ASSETS
                                                         -----------      -----------       -----------     ------------
                                                                                   (AMOUNTS IN THOUSANDS)
Accumulated benefit obligation
           Vested                                          $(1,342)        $(6,592)          $(1,411)        $(7,034)
           Nonvested                                           (40)            (44)              (54)            (52)
                                                            ------          ------            ------          ------
                Total                                       (1,382)         (6,636)           (1,465)         (7,086)

Effect of projected
  compensation increases                                      (233)              -              (204)              -
                                                            ------          ------            ------          ------
Projected benefit obligation                                (1,615)         (6,636)           (1,669)         (7,086)
Plan assets                                                  2,338           4,864             2,557           5,231
                                                            ------          ------            ------          ------
Plan assets in excess of (less than)
  projected benefit obligations                                723          (1,772)              888          (1,855)
Unrecognized actuarial net gain (losses)                      (263)          1,852              (290)          2,293
Unrecognized prior service cost                                115              47                29              43
Additional liability                                             -          (1,535)                -          (1,947)
                                                           -------         -------           -------         -------
Prepaid (accrued) pension cost included
  in consolidated balance sheet                            $   575         $(1,408)          $   627         $(1,466)
                                                           =======         =======           =======         =======


              Plan assets are invested primarily in long-term debt and equity instruments through pooled funds maintained by insurance companies. The projected benefit obligation was determined using an assumed discount rate of 8.0% for January 1, 1995 and 7.0% for January 2, 1994. The nature of the domestic pension plans is such that an estimate of future compensation increases is not required. The assumed long-term rate of return on plan assets was 9% for Fiscal 1994, Fiscal 1993 and Fiscal 1992. At January 1, 1995, the various plans held an aggregate of 11,410 shares of the Company's common stock.

              The Company sponsors defined benefit post-retirement health and life insurance plans that cover certain retired and active employees. The Company expects to continue these benefits indefinitely, but reserves the right to amend or discontinue all or any part of the plans at any time.

              Effective January 4, 1993, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Post-retirement Benefits Other Than Pensions" ("FAS 106") and recognized immediately the cumulative effect of the change in accounting for post-retirement benefits of $2.9 million ($1.8 million after income taxes) which represents the accumulated post-retirement benefit obligation existing at January 1, 1993. FAS 106 requires that the cost of these benefits be recognized in the financial statements during employees' active working lives. Previously, costs were recognized as claims were incurred. The Company's funding policy for these plans remains on a pay-as-you-go basis.

              The following sets forth the amounts recognized in the consolidated balance sheets for the Company's post-retirement benefit plans:

                                                                                         JANUARY 1, 1995             JANUARY 2, 1994
                                                                                         ---------------             ---------------
              Accumulated post-retirement benefit obligation
                Fully eligible active employees                                            $  649,000                  $  737,000
                Retirees                                                                    1,518,000                   1,594,000
                Other active employees                                                        547,000                     629,000
                                                                                            ---------                   ---------
                                                                                           $2,714,000                  $2,960,000
              Plan assets                                                                           -                           -
              Unrecognized net (gain) loss                                                     55,000                     (21,000)
                                                                                            ---------                   ---------

              Accrued post-retirement benefit cost                                         $2,769,000                  $2,939,000
                                                                                            =========                   =========


Post-retirement benefit expense consisted of the following:

                                                                                           FISCAL 1994                 FISCAL 1993
                                                                                           -----------                 -----------
              Service cost (benefits attributed to employee
               services during the year)                                                     $ 46,000                    $ 44,000
              Interest expense on the accumulated post-retirement
               benefit obligation                                                             199,000                     206,000
                                                                                              -------                     -------
              Net periodic post-retirement benefit expense                                   $245,000                    $250,000
                                                                                              =======                     =======


              The discount rates used in determining the accumulated post-retirement benefit obligation as of January 1, 1995 and January 2, 1994 were 8.0% and 7.0%, respectively. The Company subsidy is a defined dollar amount and will not increase in the future; therefore, no medical trend rate has been assumed and the results of the calculation of the plan liabilities will not be affected by future medical cost trends. The pay-as-you-go expenditures for post-retirement benefits were $415,000 and $170,000 for Fiscal 1994 and Fiscal 1993, respectively.

              The Company also adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Post-employment Benefits" ("FAS 112") effective January 4, 1993, resulting in an after-tax charge of $1.4 million (net of income taxes of $900,000). The Company accrues benefits provided to former or inactive employees after employment but before retirement. The ongoing impact of FAS 112 is not expected to have a material effect on earnings in future years.

              There was no cash flow impact associated with either the adoption of FAS 106 or FAS 112.


(10)  EMPLOYEE STOCK OWNERSHIP PLAN
              On February 23, 1989, the Company's Board of Directors adopted the Ekco Group, Inc. Employees' Stock Ownership Plan (the "ESOP") for non-union United States employees of the Company and subsidiaries designated by the Company's Board of Directors as participants in the plan. Under the plan, the Company sold 1.8 million shares of the Series B ESOP Convertible Preferred Stock at a price of $3.61 per share to the ESOP trust. The ESOP satisfied its obligation to the Company with borrowings from a bank. The Company has guaranteed the ESOP borrowing and reported the unpaid balance of this loan as a liability of the Company. At January 1, 1995, approximately 1.6 million shares of the Company's common stock were reserved for conversion of Series B ESOP Convertible Preferred Stock.

              An unearned ESOP compensation amount is reported as an offset to the Series B ESOP Convertible Preferred Stock amount in the consolidated balance sheets. The unearned compensation is being amortized as shares in the Series B ESOP Convertible Preferred

Stock are allocated to employees. Shares are allocated ratably over the life of the ESOP Loan or, if less, the actual period of time over which the indebtedness is repaid. The allocation of shares is based upon a formula equal to a percentage of the Company's payroll costs. The percentage is determined by the Company's Board of Directors annually and may require principal prepayments. The Company's Board of Directors has approved principal prepayments of $477,000, $439,000 and $380,000 for Fiscal 1994, Fiscal 1993 and Fiscal 1992 to be paid in 1995, 1994 and 1993, respectively. For Fiscal 1994, Fiscal 1993 and Fiscal 1992, $687,000, $686,000 and $687,000, respectively, has been charged to operations. The actual cash contributions, excluding the above mentioned prepayments, to the ESOP by the Company during Fiscal 1994, Fiscal 1993 and Fiscal 1992 were $390,000, $390,000 and $402,000, respectively.

              Upon retirement or termination from the Company, each employee has the option to either convert the vested Series B ESOP Convertible Preferred Stock into Common Stock of the Company or redeem the Series B ESOP Convertible Preferred Stock for cash at a price of $3.61 per share. The change in the principal amount of the Series B ESOP Convertible Preferred Stock from year to year is solely due to redemptions and conversions by vested employees retiring or leaving the Company. The Series B ESOP Convertible Preferred Stock pays a dividend equal to the dividend on the Company's common stock.

              Series B ESOP Convertible Preferred Stock, net, consisted of the following:

                                                                            JANUARY 1, 1995               JANUARY 2, 1994
                                                                            ---------------               ---------------
                                                                                      (AMOUNTS IN THOUSANDS)
            Series B ESOP Convertible Preferred Stock,
             par value $.01                                                      $ 5,662                       $ 5,939
            Unearned compensation                                                 (2,566)                       (3,253)
                                                                                  ------                        ------
                                                                                 $ 3,096                       $ 2,686
                                                                                  ======                        ======


              In October 1990, the Company's Board of Directors authorized the Trustee of the ESOP to purchase up to 1.0 million shares of the Company's common stock. The Company agreed to finance the purchase through a 20-year 10% loan from the Company to the ESOP. During Fiscal 1994, the Company provided the ESOP with approximately $950,000 to purchase approximately 137,000 shares of the Company's common stock in the public market. As of January 1, 1995, the ESOP had purchased, in open market transactions, a total of 1.0 million shares of the Company's common stock at a total cost of approximately $3.3 million. Unearned compensation equal to such cost is being amortized as shares of the Company's common stock are allocated to employee accounts. Shares are allocated ratably over the life of the loan or, if less, the actual period of time over which the indebtedness is repaid, subject to the minimum allocation of 50,000 shares in any one year. For each of Fiscal 1994, Fiscal 1993 and Fiscal 1992, 50,000 shares were allocated to employees' accounts. For Fiscal 1994, Fiscal 1993 and Fiscal 1992, $155,000, $136,000 and $141,000,
respectively, have been charged to operations.


(11)  MINORITY INTEREST
              Minority interest consisted of 5% cumulative preferred stock of Woodstream Corporation, $50 par value (redeemable at Woodstream's option at $52 per share). Dividends on the 5% cumulative preferred stock are included in interest expense.


(12)  STOCKHOLDERS' EQUITY
PREFERRED STOCK, $.01 PAR VALUE
              On February 12, 1987, the Company's stockholders authorized a class of 20 million shares of preferred stock which may be divided and issued in one or more series having such relative rights and preferences as may be determined by the Company's Board of Directors.

PREFERRED STOCK RIGHTS
              In 1987, the Board of Directors of the Company declared a dividend payable to stockholders of record as of April 9, 1987, of one preferred share purchase right ("Right") for each outstanding share of common stock. In 1988, 1989 and 1992, the Company's Board of Directors amended the preferred share purchase rights plan. The amended plan provides that each Right, when exercisable, will entitle the holder thereof until April 9, 1997, to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share, at an exercise price of $20, subject to certain anti-dilution adjustments. The Rights will not be exercisable or transferable apart from shares of common stock until the earlier of (i) the tenth day after a public announcement that a person or group has acquired beneficial ownership of 15% or more of the outstanding shares of common stock, other than, so long as certain conditions are met, as a result of the beneficial ownership of certain common stock or securities convertible into common stock held by The 1818 Fund, L.P., a Delaware limited partnership (an "Acquiring Person") or (ii) the tenth day after a person commences, or announces an intention to commence, a tender or exchange offer for 15% or more of the outstanding shares of common stock. The Rights are redeemable by the Company at $.02 per Right at any time prior to the time that a person or group becomes an Acquiring Person.

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

COMMON STOCK, $.01 PAR VALUE
              Share information regarding common stock consisted of the following:

                                                                           JANUARY 1, 1995                  JANUARY 2, 1994
                                                                           ---------------                  ---------------
                 Authorized shares                                            60,000,000                       60,000,000
                                                                              ==========                       ==========
                 Shares issued                                                27,292,641                       27,067,262
                 Shares held in treasury                                       9,223,600                        9,223,600
                                                                              ----------                       ----------
                 Shares outstanding                                           18,069,041                       17,843,662
                                                                              ==========                       ==========


TREASURY STOCK
              During Fiscal 1993, the Company issued 564,651 shares of treasury stock in connection with the acquisition of Kellogg.


STOCK OPTION PLANS
              At January 1, 1995, approximately 1.6 million shares of the Company's common stock were available for grants of options to employees and directors under the Company's stock option plans. Options granted under both plans are granted at prices not less than 100% of the fair market value (as defined) on the dates the options are granted and, accordingly, there have been no charges to income in connection with the options other than incidental expenses. Options must be exercised within the period prescribed by the respective stock option plan agreements, but not later than 10 years for certain options and 11 years for others.

              Changes in options and option shares under the plans during the respective fiscal years were as follows:


                                          FISCAL 1994                  FISCAL 1993                 FISCAL 1992
                                    ------------------------     ------------------------     ------------------------
                                    OPTION PRICE   NUMBER OF     OPTION PRICE   NUMBER OF     OPTION PRICE   NUMBER
                                    PER SHARE      SHARES        PER SHARE      SHARES        PER SHARE      OF SHARES
                                    ------------   ---------     ------------   ---------     -----------   ----------
Options outstanding,
  beginning of year                 $2.13-$11.31   2,484,721     $2.13-$10.06   1,857,248    $2.13-$ 5.19   1,544,515
Options granted                     $6.81-$ 7.56     424,584     $7.44-$11.31     746,773    $7.25-$10.06     574,433
Options exercised                   $2.25-$ 2.63     (59,600)    $2.25-$ 5.19     (15,100)   $2.13-$ 3.69    (245,600)
Options cancelled                   $2.56-$11.31    (256,612)    $2.56-$11.31    (104,200)   $2.25-$10.06     (16,100)
                                                   ---------                    ---------                   ---------
Options outstanding,
  end of year                       $2.13-$11.31   2,593,093     $2.13-$11.31   2,484,721    $2.13-$10.06   1,857,248
                                                   =========                    =========                   =========
Options exercisable,
  end of year                       $2.13-$11.31   1,946,153     $2.13-$11.31   1,723,292    $2.13-$10.06   1,286,915
                                                   =========                    =========                   =========
Shares reserved for
  future grants                                    1,588,388                    1,756,360                   2,398,933
                                                   =========                    =========                   =========


                                                                 OPTION PRICE AND MARKET VALUE AT DATE OF GRANT
                                                                 ----------------------------------------------
                                                                  NUMBER
                                                                OF SHARES          PER SHARE             AMOUNT
                                                                ---------          ---------            --------
Options outstanding at January 1, 1995,
 which were granted during fiscal years:

   1987                                                             380,000              $ 3.69       $ 1,401,250
   1988                                                             496,142        $2.13-$ 2.25         1,069,748
   1989                                                              51,373        $3.19-$ 3.38           167,501
   1990                                                             213,300              $ 2.56           546,581
   1991                                                              57,000              $ 2.63           149,625
   1992                                                             428,683        $7.25-$10.06         4,271,644
   1993                                                             572,261        $7.44-$11.31         6,061,886
   1994                                                             394,334        $6.81-$ 7.56         2,946,338
                                                                  ---------                            ----------
                                                                  2,593,093                           $16,614,573
                                                                  =========                           ===========


              Of the options outstanding at January 1, 1995, options to acquire 1,614,555 shares at a weighted average exercise price of $5.62 per share became exercisable on the grant date. Under certain circumstances, a portion of shares purchased pursuant to the exercise of such options are subject to repurchase by the Company within three years of the date of grant of the option at the option exercise price. At January 1, 1995, 412,443 of such shares were subject to such repurchase.

              The remaining options outstanding at January 1, 1995, which cover the acquisition of 978,538 shares at a weighted average exercise price of $7.70 per share are exercisable from the date of grant through the date of exercise up to one-fifth of the number of shares covered by such options on or after each of the first five anniversaries of the date of grant. All such options will be fully exercisable on and after the fifth such anniversary.

RESTRICTED STOCK PURCHASE PLANS
              Under the Company's restricted stock purchase plans, the Company may offer to sell shares of common stock to employees of the Company and its subsidiaries at a price per share of not less than par value ($.01) and not more than 10% of market value on the date the offer is approved, and on such other terms as deemed appropriate. Shares are awarded in the name of the employee, who has all rights of a stockholder, subject to certain restrictions or provisions for forfeiture. Restrictions on the disposition of shares for the shares purchased prior to January 1, 1995, expire annually over a period not to exceed five years. Common stock reserved for future grants aggregated 951,500 shares at January 1, 1995. The following table summarizes the activity of the restricted stock purchase plans during the respective fiscal years (fair market value determined at date of purchase).

                                    FISCAL 1994             FISCAL 1993          FISCAL 1992
                                    -----------             -----------          -----------
                                 NUMBER     FAIR         NUMBER     FAIR       NUMBER        FAIR
                                 OF         MARKET       OF         MARKET     OF            MARKET
                                 SHARES     VALUE        SHARES     VALUE      SHARES        VALUE
                                 ------     -----        ------     ------     ------        ------
                                                             (AMOUNTS IN THOUSANDS)
Unvested shares outstanding,
  beginning of year               177       $ 654         291        $ 988        372         $ 835
Shares issued                       -           -          25          184         37           417
Shares repurchased                  -           -         (14)        (171)         -             -
Shares vested                    (126)       (342)       (125)        (347)      (118)         (264)
                                 ----        ----        ----         ----       ----          ----

Unvested shares outstanding,
 end of year                       51       $ 312         177        $ 654        291         $ 988
                                 ====        ====        ====         ====       ====          ====


              The difference between the issue price and the fair market value of the shares at the date of issuance is accounted for as unearned compensation and amortized to expense over the lapsing of restrictions. During Fiscal 1994, Fiscal 1993 and Fiscal 1992, unearned compensation charged to operations was $279,000, $307,000 and $332,000, respectively. To the extent the amount deductible for income taxes exceeds the amount charged to operations for financial statement purposes, the related tax benefits are credited to additional paid-in-capital when realized.

EMPLOYEE STOCK PURCHASE PLAN
              The Company has an employee stock purchase plan (the "Plan") that permits employees to purchase up to a maximum of 500 shares per quarter of the Company's common stock at a 15% discount from market value. During Fiscal 1994, Fiscal 1993 and Fiscal 1992, employees purchased 88,938 shares, 73,880 shares and 80,569 shares, respectively, for a total of approximately $503,000, $545,000 and $515,000, respectively. At January 1, 1995, approximately 1.2 million shares were reserved for future grants under the Plan. There have been no charges to income in connection with the Plan other than incidental expenses.

INCOME TAX BENEFITS
              Income tax benefits relating to stock option plans, restricted stock plans and employee stock purchase plan credited to additional paid-in-capital as realized in Fiscal 1994, Fiscal 1993 and Fiscal 1992 were $327,000, $318,000 and $795,000, respectively.


(13)  EARNINGS PER COMMON SHARE
              Primary earnings per common share are based upon the weighted average of common stock and dilutive common stock equivalent shares, including Series B ESOP Convertible Preferred Stock, outstanding during each period. Fully diluted earnings per share have been omitted since they are either the same as primary earnings per share or anti-dilutive. The weighted average number of shares used in computation of earnings per share consisted of the following for the periods presented.

                                                                     FISCAL                FISCAL                FISCAL
                                                                      1994                  1993                  1992
                                                                     ------                ------                ------
                                                                                (AMOUNTS IN THOUSANDS)
Weighted average shares of common stock
   outstanding during the year                                         17,953                17,616              16,082
Weighted average common equivalent
  shares due to stock options                                             545                   713                 993
Series B ESOP Convertible
  Preferred Stock                                                       1,617                 1,670               1,710
                                                                       ------                ------              ------
                                                                       20,115                19,999              18,785
                                                                       ======                ======              ======


(14)  COMMITMENTS AND CONTINGENCIES
EMPLOYMENT CONTRACTS
               The Company has employment agreements with certain of its executive officers and management personnel. These agreements generally continue until terminated by the executive or the Company, and provide for salary continuation for a specified number of months under certain circumstances. Certain of the agreements provide the employees with certain additional rights after a Change of Control (as defined) of the Company occurs. A portion of the Company's obligations under certain of these agreements are secured by letters of credit. The agreements include a covenant against competition with the Company, which extends for a period of time after termination for any reason. As of January 1, 1995, if all of the employees under contract were to be terminated by the Company without good cause (as defined) under these contracts, the Company's liability would be approximately $4.3 million ($6.8 million following a Change of Control).

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

LEASES
        The Company leases offices, warehouse facilities, vehicles and equipment under operating and capital leases. The terms of certain leases provide for payment of minimum rent, real estate taxes, insurance and maintenance. Rents of approximately $2.4 million, $1.9 million and $1.4 million, were charged to operations for Fiscal 1994, Fiscal 1993 and Fiscal 1992, respectively.

        The Company receives rental income from properties currently held for sale. Rental income included in selling, general and administrative expenses was approximately $200,000, $1.5 million and $1.2 million, for Fiscal 1994, Fiscal 1993 and Fiscal 1992, respectively.

        Minimum rental payments and income required under leases that had initial or remaining noncancellable lease terms in excess of one year as of January 1, 1995, were as follows:

                                                   OPERATING              RENTAL
                                                    LEASES                INCOME
                                                   ---------              ------
                                                       (AMOUNTS IN THOUSANDS)
                FISCAL YEAR
                1995                               $1,777                 $1,007
                1996                                1,228                    992
                1997                                  490                    808
                1998                                   91                    778
                1999                                   21                    790

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

ENVIRONMENTAL MATTERS
        From time to time, the Company has had claims asserted against it by regulatory agencies or private parties for environmental matters relating to the generation or handling of hazardous substances by the Company or its predecessors and has incurred obligations for investigations or remedial actions with respect to certain of such matters. While the Company does not believe that any such claims asserted or obligations incurred to date will result in a material adverse effect upon the Company's financial position, results of operations or liquidity, the Company is aware that at its facilities at Massillon and Hamilton, Ohio; Easthampton, Massachusetts; Hudson, New Hampshire; and Lititz, Pennsylvania hazardous substances and oil have been detected and that additional investigation will be, and remedial action will or may be, required. Operations at these and other facilities currently or previously owned or leased by the Company utilize, or in the past have utilized, hazardous substances. There can be no assurance that activities at these or any other facilities owned or operated by the Company or future facilities may not result in additional environmental claims being asserted against the Company or additional investigations or remedial actions being required.

        In connection with the acquisition of Kellogg by the Company in 1993, the Company engaged environmental engineering consultants ("Consultants") to review potential environmental liabilities at all of Kellogg's properties. Additional investigation and testing resulted in the identification of likely environmental remedial actions, operation, maintenance and ground water monitoring and the estimated costs therefore. Based upon the cost estimates provided by the Consultants, the Company believes remediation costs will be approximately $1.6 million and the expense for the ongoing operation, maintenance and ground water monitoring will be $181,000 for the first ten years and $116,000 for twenty years thereafter. Management believes that the total amount for these liabilities is approximately $6.0 million, including the effects of inflation. Accordingly, the Company has recorded a liability of approximately $3.6 million. This amount represents the undiscounted costs of remediation and the net present value of future operation, maintenance and ground water monitoring costs discounted at 6%. The Company expects to pay approximately $1.3 million of the remediation costs in Fiscal 1995 with the balance being paid out in Fiscal 1996 and Fiscal 1997. During Fiscal 1994, the Company paid approximately $231,000 of such costs. The estimates may subsequently change should additional sites be identified or further remediation measures be required or undertaken or interpretation of current laws or regulations be modified. The Company has not anticipated any insurance proceeds or third-party payments in arriving at the above estimates.


(15)  INDUSTRY AND GEOGRAPHIC AREA INFORMATION
        The Company operates primarily in one industry segment consisting of the manufacture, marketing and distribution of non-electric houseware and hardware products. The Company's products include bakeware, kitchenware, low-toxic pest control and animal-care products, plastic storage containers and brushes, brooms and mops. The Company's operations in non-houseware and non-hardware products are not significant. Sales and marketing operations outside the United States are conducted principally through a subsidiary in Canada and by direct sales. One customer accounted for net revenues of approximately $31.3 million or 11.8% for Fiscal 1994. Two customers each accounted for 9.5% or approximately $23.0 million and $22.9 million of net revenues for Fiscal 1993. In Fiscal 1992, one customer accounted for net revenues of approximately $21.6 million or 10.5% and another customer accounted for approximately $20.1 million or 9.7%.

        The following table shows information by geographic area:

                                                               UNAFFILIATED               INCOME BEFORE
                                                               NET REVENUES               INCOME TAXES                 TOTAL ASSETS
                                                               ------------               -------------                ------------
                                                                                     (AMOUNTS IN THOUSANDS)
                 FISCAL 1994
                 -----------
                 United States                                    $254,608                    $21,576                      $315,829
                 Canada                                             12,440                       (308)                        7,111
                 Eliminations                                            -                        (33)                       (5,157)
                                                                   -------                     ------                       -------
                 Consolidated                                     $267,048                    $21,235                      $317,783
                                                                   =======                     ======                       =======

                 FISCAL 1993
                 -----------
                 United States                                    $232,447                    $ 7,677                      $303,933
                 Canada                                             13,981                       (736)                        9,152
                 Eliminations                                            -                       (104)                       (5,124)
                                                                   -------                     ------                       -------
                 Consolidated                                     $246,428                    $ 6,837                      $307,961
                                                                   =======                     ======                       =======

                 FISCAL 1992
                 -----------
                 United States                                    $193,284                   $16,437                      $251,520
                 Canada                                             13,344                       234                         8,581
                 Eliminations                                            -                        54                        (5,020)
                                                                   -------                    ------                       -------
                 Consolidated                                     $206,628                   $16,725                      $255,081
                                                                   =======                    ======                       =======



        United States revenues include approximately $9.4 million, $9.7 million and $10.6 million of export sales to unaffiliated customers for Fiscal 1994, Fiscal 1993 and Fiscal 1992, respectively.

(16)  SUPPLEMENTARY INFORMATION
        The following amounts were charged to costs and expenses:

                                                                                  FISCAL 1994        FISCAL 1993       FISCAL 1992
                                                                                  -----------        -----------       -----------
                                                                                                (AMOUNTS IN THOUSANDS)
              Maintenance and repairs                                                $2,620             $2,686            $2,128
                                                                                      =====              =====             =====
              Taxes, other than payroll and income taxes
                 Real estate                                                         $1,357             $1,335            $1,198
                 Other                                                                  216                249               241
                                                                                      -----              -----             -----
                                                                                     $1,573             $1,584            $1,439
                                                                                      =====              =====             =====
              Advertising                                                            $5,971             $4,920            $5,359
                                                                                      =====              =====             =====
              Royalties                                                              $  104             $   99            $  248
                                                                                      =====              =====             =====
              Provision for doubtful accounts                                        $  247             $  449            $1,077
                                                                                      =====              =====             =====
              Amortization of assets
                Excess of cost over fair value                                       $4,438             $4,195            $3,557
                Favorable lease rights                                                   73                 73                73
                Prepaid marketing costs                                               3,676              1,768               145
                Deferred financing costs                                                499                467               446
                                                                                      -----              -----             -----
                                                                                     $8,686             $6,503            $4,221
                                                                                      =====              =====             =====

(17)  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
        The following table presents the unaudited quarterly results of operations for Fiscal 1994 and Fiscal 1993:

                                                            FIRST             SECOND            THIRD            FOURTH        TOTAL
                                                            QUARTER           QUARTER           QUARTER          QUARTER       YEAR
                                                            -------           -------           -------          -------       -----
                                                              (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
FISCAL 1994
-----------

Net revenues                                                 $54,354           $59,199           $78,623          $74,872   $267,048
Gross profit                                                  17,746            19,542            27,112           27,197     91,597
Income before income taxes                                     1,849             1,989             8,321            9,076     21,235
Net income                                                       979             1,033             4,476            4,935     11,423
Net income per share                                             .05               .05               .22              .25        .57

FISCAL 1993
-----------

Net revenues                                                 $46,320           $57,439           $73,287          $69,382   $246,428
Gross profit                                                  16,112            17,865            26,511           24,591     85,079
Income (loss) before
  income taxes                                                 1,418             1,449             7,310           (3,340)     6,837
Income (loss) before cumulative
  effect of changes in method of
  accounting                                                     770               778             3,682           (2,971)     2,259
Income (loss) per share before
  cumulative effect of changes
  in method of accounting                                        .04               .04               .18             (.17)       .11


(18)  RESTRUCTURING/REORGANIZATION AND EXCESS FACILITIES CHARGE
        During the fourth quarter of Fiscal 1993, the Company recorded an $11.0 million restructuring/reorganization and excess facilities charge ($6.6 million after income taxes) resulting from management's analysis of the Company's operations and future strategy. Of this charge, approximately $3.5 million related to property held for sale and approximately $2.7 million of the total charge was non-cash.

        The items covered by the charge were: (i) severance and related personnel costs associated with a reduction and realignment in administrative and operating personnel, principally at Housewares; (ii) costs associated with the consolidation of different distribution and information systems within the Company including the closing of excess facilities which are not compatible with the new group strategy (including lease contingencies) as well as the write-off of equipment no longer relevant to the operating strategy; and, (iii) costs associated with excess facilities currently classified as held for sale.

        During the fourth quarter of 1994, the Company completed the first phase of its restructuring efforts. The components of the original charge and the amounts charged against the reserve during the first phase of the restructuring, of which approximately $5.0 million were cash expenditures, are set out below:

                                                                              CHARGE
                                                                             RECORDED            FISCAL             RESERVE
                                                                             IN FISCAL            1994             BALANCE AT
                                                                               1993             ACTIVITY         JANUARY 1, 1995
                                                                             --------           --------         ---------------
               Accrued Expenses
                  Severance and other related personnel
                    costs                                                       $3,200             $1,135              $2,065
                  Costs associated with implementing
                    distribution and operating strategy                          2,600              2,600                   -
                  Costs associated with excess facilities                        2,023                783               1,240
                  Other                                                            500                500                   -
                                                                                ------              -----               -----
                                                                                 8,323              5,018               3,305
               Property held for resale                                          1,000              1,000                   -
               Write-off of equipment                                            1,250              1,250                   -
               Other                                                               427                427                   -
                                                                                ------              -----               -----
                                                                               $11,000             $7,695              $3,305
                                                                                ======              =====               =====


        The Company estimates the benefit it received in Fiscal 1994 from the restructuring was approximately $2.4 million. The benefit was primarily due to reduced expenses associated with the reduction and realignment in administrative and operating personnel, principally at Housewares.

        Subsequent to December 1994, the Company announced the second phase of its restructuring which will utilize the balance of the reserve. During the second phase, the Company will combine its principal housewares business units into a single operating division. The new division will consolidate the management and operations of Housewares, Frem and Kellogg. This new division also will provide certain administrative and distribution services to the Company's other business units.


(19)  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
        The carrying amounts of cash, accounts receivable, investments pledged as collateral, time deposits, accounts payable, and accrued expenses approximate fair value because of the short maturity of these items.

        The carrying amounts of the note payable and debt issued pursuant to the Company's bank credit agreements approximate fair value because the interest rates on these instruments change with market interest rates.

        There are no quoted market prices for the 12.70% Notes, 7% Convertible Subordinated Note or Series B ESOP Preferred Stock. Because each of these securities contain unique terms, conditions, covenants and restrictions, there are no identical obligations that have quoted market prices. In order to determine the fair value of the 7% Convertible Subordinated Note, the Company compared it to obligations which trade publicly and concluded that the fair value of the Note is approximately its book value, $22 million. In order to determine the fair value of the 12.70% Notes, the Company discounted the cash payments on the Notes using discount rates ranging from 10% to 11%. Based upon such discount rates, the fair value of the $60 million 12.70% Notes would range between $62.9 million and $63.7 million.

        Each share of Series B ESOP Preferred Stock is redeemable at a price of $3.61 per share or convertible into one share of the Company's common stock. Assuming all shares were allocated and all employees were fully vested, the redemption value of the ESOP Preferred Stock would be $5.7 million. Given these same assumptions the shares could be converted into common stock having a market value of $10.0 million at January 1, 1995.

        These fair value estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

                        REPORT OF INDEPENDENT AUDITORS





Board of Directors and Stockholders
Ekco Group, Inc.


        We have audited the accompanying consolidated balance sheets of Ekco Group, Inc. and subsidiaries as of January 1, 1995 and January 2, 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the fiscal years in the three-year period ended January 1, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ekco Group, Inc. and subsidiaries as of January 1, 1995 and January 2, 1994, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended January 1, 1995, in conformity with generally accepted accounting principles.

        In 1993, the Company changed its method of accounting for income taxes, post-retirement benefits other than pensions and post-employment benefits.





Boston, Massachusetts
February 3, 1995