Form 10-K405, Exhibit 13
period 1995-12-31
EKCO GROUP INC /DE/
filed 1996-03-29
CIK 18827

                                                                      EXHIBIT 13

                              FINANCIAL STATEMENTS

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

                 Report of Independent Auditors

                      SELECTED CONSOLIDATED FINANCIAL DATA

         The selected consolidated financial data of the Company shown below for the five-year period ended December 31, 1995 are derived from the consolidated financial statements of the Company audited by independent certified public accountants. The information set forth below is qualified in its entirety by the more detailed financial statements and the notes thereto included elsewhere herein. The following table should be read in conjunction with Management's Discussion and Analysis of Results of Operations and Financial Condition and the Company's audited Consolidated Financial Statements and Notes thereto appearing elsewhere herein.

                                                                          FISCAL YEARS
                                                     1995(1)(2)  1994(1)(2)  1993(1)(2)    1992(2)    1991
                                                     ----------  ----------  ----------    -------    ----
                                                          (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED BALANCE SHEET DATA

Current assets                                        $102,610    $111,627   $ 89,831     $ 79,679  $ 64,808
Total assets                                           304,375     317,783    307,961      255,081   211,484
Current liabilities                                     57,935      51,118     64,062       41,113    45,173
Long-term obligations, less current portion             74,700     102,580     89,982       71,264    71,644
7% Convertible Subordinated Note                        22,000      22,000     22,000       22,000         -
Series B ESOP Convertible Preferred Stock, net           3,458       3,096      2,686        2,111     1,649
Stockholders' equity                                   135,925     129,116    116,864      110,567    86,841
Common shares outstanding                               18,414      18,069     17,844       17,148    14,676

CONSOLIDATED STATEMENT OF OPERATIONS DATA

Net revenues                                          $277,995    $267,048   $246,428     $206,628  $166,717
Cost of sales                                          191,343     175,451    161,349      129,085    99,130
Consolidation and restructuring charge                       -           -     11,000            -         -
Selling, general and administrative                     52,783      53,433     50,841       46,581    43,220
EBITDA (3)                                              50,062      52,261     35,753       39,627    31,008
Amortization of excess of cost over fair value           4,437       4,438      4,195        3,557     2,770
Net interest expense                                    13,493      12,491     12,206       10,680     9,594
Income before income taxes                              15,939      21,235      6,837       16,725    12,003
Income taxes                                             7,894       9,812      4,578        8,078     6,109
Income before cumulative effect of accounting
  changes                                                8,045      11,423      2,259(4)     8,647     5,894
Earnings per common share before cumulative effect
 of accounting changes                                     .40         .57        .11(4)       .46       .35
Cash dividends per common share and Series B ESOP
  Convertible Preferred share                              .08           -          -            -         -

(1)   Includes operations of Kellogg Brush Manufacturing Co. and subsidiaries acquired on April 1, 1993.
(2)   Includes operations of Frem Corporation acquired on January 8, 1992.
(3)   EBITDA represents earnings before interest, taxes, depreciation, amortization of excess of cost over fair value and other amortization.
(4)   During Fiscal 1993, the Company recorded a charge of $3,247,000 (net of income taxes of $1,954,000) to reflect the cumulative effect of changes in the method of accounting for post-retirement and post-employment benefits.

COMMON STOCK PRICE RANGE AND DIVIDENDS

         The Company's common stock $.01 par value per share ("Common Stock"), is traded on the New York Stock Exchange under the ticker symbol "EKO". The following table sets forth the high and low sale prices per share as reported on the New York Stock Exchange Composite Tape during the calendar periods indicated:

                                                     LOW                    HIGH
1995
First Quarter                                       5 7/8                  6 3/4
Second Quarter                                      5 5/8                  6 3/8
Third Quarter                                       5 7/8                  6 7/8
Fourth Quarter                                      5 3/8                  6 1/2

1994
First Quarter                                       6 1/2                  8 1/8
Second Quarter                                      6 1/2                  7 3/8
Third Quarter                                       6 1/2                  7 3/4
Fourth Quarter                                      5 7/8                  7 1/8

         On March 6, 1996, the Company had 2,090 stockholders of record. The Company's bank credit facilities and certain debt instruments restrict dividends and payments that the Company's operating subsidiaries may make to the Company.

                          EKCO GROUP AND SUBSIDIARIES
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

         The following discussion of the consolidated results of operations for the fiscal years ended December 31, 1995 ("Fiscal 1995"), January 1, 1995 ("Fiscal 1994") and January 2, 1994 ("Fiscal 1993") and the discussion of financial condition at December 31, 1995 should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto.

         The Company is a manufacturer and marketer of multiple categories of branded housewares for everyday home use. The Company operates in one industry segment, with revenues derived from sales in five principal product categories:
(i) bakeware, (ii) kitchenware, (iii) cleaning products, (iv) pest control and small animal care and control products and (v) molded plastic products. The following table summarizes the changes in the components of the Company's net revenues by product category over the last three fiscal years:

                        NET REVENUE BY PRODUCT CATEGORY
                   (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGES)

                                                     FISCAL 1995       FISCAL 1994       FISCAL 1993
                                                     -----------       -----------       -----------
Bakeware.........................................  $ 81,261   29.2%  $ 76,557   28.7%  $ 67,104   27.2%
Kitchenware......................................    73,006   26.3     72,022   27.0     68,114   27.6
Cleaning products (a)............................    55,191   19.9     53,003   19.8     36,922   15.0
Pest control and small animal
  care and control products......................    34,034   12.2     31,943   12.0     29,693   12.1
Molded plastic products..........................    30,991   11.1     33,523   12.5     31,277   12.7
VIA! (b).........................................     3,512    1.3          -      -          -      -
Other (c)........................................         -      -          -      -     13,318    5.4
                                                   --------  -----   --------  -----   --------  -----

         Total net revenues......................  $277,995  100.0%  $267,048  100.0%  $246,428  100.0%
                                                   ========  =====   ========  =====   ========  =====

(a)  The Company acquired its cleaning products business on April 1, 1993.
(b)  The Company introduced its VIA! line of products in January 1995, substantially all revenues from the sale of VIA! products occurred in the second half of Fiscal 1995.
(c)  The Company sold its plastic sporting goods business in January 1994.

FISCAL 1995 VS. FISCAL 1994

NET REVENUES

         Net revenues for Fiscal 1995 increased approximately $10.9 million (4.1%) from the prior year. Sales increased for four of the Company's five product categories in Fiscal 1995 despite a weak retail sales environment. The increase in net revenues was principally due to increases in revenues in the Company's bakeware, pest control and cleaning products businesses, as well as from the introduction of the Company's new line of VIA! products. The increase was partially offset by a decline in revenues from molded plastic products. The increase in bakeware revenues was primarily due to increased distribution, higher levels of promotions and the Company placing the promotions with retailers earlier than in prior years. The increase sales of pest control products was principally due to new product introductions, including Roach Magnet(TM), and increased distribution. Increased sales of cleaning products resulted from increased distribution and the substantial growth of several hardware/home-center customers. Net revenues from the Company's new line of VIA! products were approximately $3.5 million, substantially all of which were recognized in the second half of Fiscal 1995. Revenues from the sale of molded plastic products declined because retailers reduced planned promotions in response to consumer resistance to increased retail selling prices resulting from significant increases in plastic resin prices.

                          EKCO GROUP AND SUBSIDIARIES
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS (CONTINUED)

GROSS PROFIT

         The Company's gross profit margin declined from approximately 34.3% for Fiscal 1994 to approximately 31.2% for Fiscal 1995. The primary factors contributing to this decline were (i) the significant year-over-year increase in the prices of plastic resin and other raw materials, (ii) increases in manufacturing and distribution costs incurred in anticipation of a higher than realized volume of sales, (iii) a shift in customer mix, resulting from the substantial growth of several hardware/home-center customers and (iv) increased promotional discounting in the fourth quarter of Fiscal 1995. These factors were partially offset by price increases initiated during the beginning of Fiscal 1995.

SELLING, GENERAL AND ADMINISTRATIVE

         Selling, general and administrative expenses in Fiscal 1995 decreased approximately $650,000 (1.1%) from the prior year. Selling, general and administrative expense as a percentage of net revenues declined from 20.0% in Fiscal 1994 to 19.0% in Fiscal 1995, as a result, in part, of efficiencies realized from the Company's restructuring plan. The decrease included the collection of an amount due relating to a 1987 real estate transaction ($1.1 million) which had previously been written off. The increase in expenses of approximately $450,000 excluding this transaction reflects increased product placement and advertising costs as well as costs associated with the growth of VIA!.

NET INTEREST EXPENSE

         Net interest expense increased $1.0 million from the Fiscal 1994 level of $12.5 million. The higher year-over-year expense was attributable to higher average borrowings and higher interest rates.

INCOME TAXES

         The effective income tax rate increased to 49.5% in Fiscal 1995 from 46.2% in Fiscal 1994. The increase occurred primarily because amortization of goodwill, which is not deductible for income taxes, represents a higher percentage of income before income taxes.

FISCAL 1994 VS. FISCAL 1993

NET REVENUES

         Net revenues for Fiscal 1994 increased approximately $20.6 million (8.4%) from the prior year. Net revenues for Fiscal 1994 included first-quarter revenues of $12.7 million from the Company's cleaning products business, which was acquired by the Company on April 1, 1993. Net revenues for Fiscal 1993 included $13.3 million associated with the Company's plastic sporting goods business; the assets of which were sold in January 1994. Excluding the foregoing acquisition and divestiture, net revenues for Fiscal 1994 increased approximately $21.2 million (8.6%) over net revenues for Fiscal 1993. Each of the Company's business units contributed to the growth in net revenues. Retailers, while continuing to adhere to stringent inventory controls, remained committed to maintaining high service levels for their customers. As a result, retailers kept their shelves stocked, contributing to the Company's growth in

                          EKCO GROUP AND SUBSIDIARIES
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS (CONTINUED)

NET REVENUES (CONTINUED)

revenues. Approximately $9.5 million of the increase resulted from increased sales of the Company's bakeware products, which benefited from the introduction of new products such as Crisp It(TM) pizza pans and Healthy Cooking broiler and meat loaf pans, along with strong growth in Baker's Secret(R) bakeware products. Approximately $4.0 million of the increase resulted from increased sales of the Company's kitchen tool and gadget products, which benefitted from a store aisle merchandising program introduced in the second half of Fiscal 1993. The remaining increase of approximately $8.0 million was a result of increases in the Company's other businesses, including molded plastic products, pest control and small animal care and control products.

GROSS PROFIT

         The Company's gross profit margin in Fiscal 1994 remained essentially unchanged from the 34.5% in Fiscal 1993. The Company was able to maintain its gross profit margin despite increases in raw material costs and warehousing and distribution costs through improved utilization of facilities, primarily at the Company's cleaning product business, and changes in product mix. Although the cost of raw materials increased in general, the majority of the increase resulted from the approximate doubling of prices of plastic resin, the primary raw material used in the Company's molded plastic products business.

SELLING, GENERAL AND ADMINISTRATIVE

         Selling, general and administrative expenses for Fiscal 1994 increased $2.6 million, (5.0%) from the prior year. Selling, general and administrative expense as a percentage of net revenues declined from 20.6% for Fiscal 1993 to 20.0% for Fiscal 1994. Selling, general and administrative expense for Fiscal 1993 included $2.6 million associated with the Company's plastic sporting goods business. Additionally, selling, general and administrative expense for Fiscal 1994 included first quarter expenses of $1.9 million from the Company's cleaning products business. Excluding the above acquisition and divestiture, selling, general and administrative expense for Fiscal 1994 increased approximately $3.3 million (6.7%). The increase was primarily due to increased display and sales promotion costs associated with the Company's 1994 bakeware media campaign and costs associated with the start-up of VIA!. The increase was partially offset by benefits associated with implementation of the Company's restructuring plan.

NET INTEREST EXPENSE

         Net interest expense for Fiscal 1994 increased $285,000 from the prior year. The increase was primarily due to the additional debt associated with the acquisition of the Company's cleaning products business on April 1, 1993.

INCOME TAXES

         The effective income tax rate declined to 46% in Fiscal 1994 from 67% in Fiscal 1993. The decline occurred primarily because amortization of goodwill for Fiscal 1994 represents a lower percentage of income before income taxes.

                          EKCO GROUP AND SUBSIDIARIES
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESTRUCTURING/REORGANIZATION AND EXCESS FACILITIES CHARGE

         The Company recorded an $11.0 million charge ($6.6 million after income taxes) for restructuring/reorganization and excess facilities during the fourth quarter of Fiscal 1993. The restructuring was the result of management's analysis of the Company's operations and future strategy. The items covered by the charge were (i) severance and other costs related to a reduction in personnel;(ii) costs arising from the consolidation of different distribution and information systems (including the closing of facilities and write-off of equipment no longer relevant to the Company's operating strategy); and (iii) costs associated with excess facilities currently classified as held for sale. Of this $11.0 million charge, approximately $2.7 million was non-cash, and $8.3 million was cash. Of the $8.3 million cash portion of the charge, $5.0 million was expended in Fiscal 1994 and $3.3 million was expended in Fiscal 1995. See
Note 17 to the Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

         During Fiscal 1995, the Company generated approximately $21.7 million in cash from operations. Such cash, together with proceeds of $3.3 million from the sale of property and equipment and proceeds of $3.6 million from investments previously pledged as collateral, was used for capital expenditures of approximately $12.7 million, dividend payments of approximately $1.6 million, the reduction of debt of approximately $13.4 million and net repurchases/issuances of Common Stock of $900,000.

         On March 25, 1996, the Company sold $125.0 million of its 9.25% Senior Notes due 2006, at a price of 99.291% of face value, in a private offering to institutional investors. The Company used the net proceeds of the Senior Note offering to (i) repurchase its outstanding 12.70% Notes due 1998 and 7.0% Subordinated Convertible Note due 2002 and (ii) to repay substantially all amounts outstanding under the Revolving Credit Facility. Concurrently with closing the sale of the 9.25% Senior Notes, the Company entered into an amendment to its Revolving Credit Facility, which amendment consolidated the outstanding debt and borrowing capacity of Housewares and Frem with that of the Company and revised certain financial covenants. Borrowings under the amended Revolving Credit Facility bear interest at the bank's prime rate, or at LIBOR plus 1.25% or 1.5%, depending on the Company's borrowing strategy and the ratio of total debt to cash flow. The Revolving Credit Facility provides for a commitment fee of three-eighths of one percent on the unused portion of the commitment amount and a $60,000 annual agency fee. Borrowings under the Revolving Credit Facility mature in December 1998. The Senior Notes, as well as the Revolving Credit Facility, will contain certain financial covenants that will restrict the sale of assets, the incurrence of additional indebtedness and certain investments and acquisitions by the Company. The early extinguishment of the 12.70% Notes and 7% Convertible Subordinated Note will result in an extraordinary charge against first quarter 1996 earnings of approximately $6.0 million (before income taxes).

                       EKCO GROUP, INC. AND SUBSIDIARIES
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS (CONTINUED)

         The Company believes that the net proceeds from the Senior Note offering, together with borrowing capacity under the amended Revolving Credit Facility will provide sufficient borrowing capacity to finance its ongoing operations for the foreseeable future. The Company may, however, require additional funds to finance any further acquisitions.

         A facility located in Hudson, New Hampshire classified as held for sale was sold on October 5, 1995 for $2.8 million in cash. Proceeds from the sale were used to repay borrowings under the Revolving Credit Facility. The Company's remaining properties held for sale include a former manufacturing facility located in Chicago, Illinois and a warehouse located in Lititz, Pennsylvania. The Company is actively pursuing the sale or lease of these properties, and has leased the Lititz warehouse facility. The Company plans to sell these properties within the next two years. The aggregate carrying values of such properties $2.8 million at December 31, 1995, are periodically reviewed and are stated at the lower of cost or market.

         The Company has provided approximately $3.5 million for environmental remediation and ongoing operation, maintenance and ground water monitoring costs associated with facilities owned or occupied by the Company's cleaning products business. The Company believes the provision is adequate, but will continue to monitor and adjust the provision, as appropriate, should additional sites be identified or further remediation measures be required or undertaken or interpretation of current laws or regulations be modified.

RECENT ACCOUNTING PRONOUNCEMENTS

         In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 121 "Accounting For The Impairment Of Long-Lived Assets And For Long-Lived Assets To Be Disposed Of" ("FAS 121"). The Company will adopt FAS 121 in fiscal 1996 and does not expect it to have a material impact on the financial statements.

         The Company has not adopted the recently issued Statement of Financial Accounting Standard No. 123 "Accounting for Stock-based Compensation" ("FAS 123") which is required to be adopted in fiscal 1996. The Company currently intends to continue to record compensation based on the provisions of Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees," as allowed by FAS 123. Although the Company has not determined the ultimate impact of adopting FAS 123 on its present accounting disclosure, it does not believe, based on the number of options previously granted, that adoption of FAS 123 will have a material impact on its current accounting disclosure.

INFLATION

         Inflation in general was not considered to be a significant factor in the Company's operations during the periods discussed above.

BUSINESS OUTLOOK

         This Annual Report, including the "Letter to Shareholders" and "Management's Discussion and Analysis of Results of Operations and Financial Condition," contains forward-looking statements within the meaning of the "safe-harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements. Such factors and uncertainties include, but are not limited to: the impact of the level of the Company's indebtedness; restrictive covenants contained in the Company's various debt documents; general economic conditions and conditions in the retail environment; the Company's dependence on a few large customers; price fluctuations in the raw materials used by the Company; competitive conditions in the Company's markets; the seasonal nature of the Company's businesses; and the impact of federal, state and local environmental requirements (including the impact of current or future environmental claims against the Company). As a result, the Company's operating results may fluctuate, especially when measured on a quarterly basis.

                       EKCO GROUP, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                             DECEMBER 31,   JANUARY 1,
                                                                 1995          1995
                                                             -----------    ----------
                                                               (AMOUNTS IN THOUSANDS,
                                                               EXCEPT PER SHARE DATA)
                                     ASSETS

Current assets
   Cash and cash equivalents                                   $    142      $    129
   Accounts receivable, net of allowance for
      doubtful accounts of $1,048 and $1,739, respectively       43,823        46,030
   Inventories                                                   47,565        48,242
   Prepaid expenses and other current assets                      6,719         6,296
   Deferred income taxes                                          4,361         7,330
   Investments pledged as collateral                                  -         3,600
                                                               --------      --------
      Total current assets                                      102,610       111,627

Property and equipment, net                                      56,380        52,361
Property held for sale or lease, net of
   accumulated depreciation of $2,830 and $8,323,
   respectively                                                   2,830         7,373
Other assets                                                      5,955         5,440
Excess of cost over fair value of net assets acquired,
   net of accumulated amortization of $27,727 and
   $23,290, respectively                                        136,600       140,982
                                                               --------      --------
      Total assets                                             $304,375      $317,783
                                                               ========      ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
   Note payable                                                $      -      $  3,643
   Current portion of long-term obligations                      18,079            36
   Accounts payable                                              15,607        15,652
   Accrued expenses                                              23,711        27,843
   Income taxes                                                     538         3,944
                                                               --------      --------
      Total current liabilities                                  57,935        51,118
                                                               --------      --------
Long-term obligations, less current portion                      74,700       102,580
                                                               --------      --------
Other long-term liabilities                                       9,859         9,375
                                                               --------      --------
7% Convertible Subordinated Note                                 22,000        22,000
                                                               --------      --------
Series B ESOP Convertible Preferred Stock, net;
   outstanding 1,488 shares and 1,568 shares, respectively
   redeemable at $3.61 per share                                  3,458         3,096
                                                               --------      --------
Commitments and contingencies                                         -             -
                                                               --------      --------
Minority interest                                                   498           498
                                                               --------      --------
Stockholders' equity
   Common stock, $.01 par value; outstanding
      18,414 shares and 18,069 shares, respectively                 184           181
   Capital in excess of par value                               106,916       105,448
   Cumulative translation adjustment                                929           771
   Retained earnings                                             33,614        27,172
   Unearned compensation                                         (3,970)       (2,968)
   Pension liability adjustment                                  (1,748)       (1,488)
                                                               --------      --------
                                                                135,925       129,116
                                                               --------      --------
        Total liabilities and stockholders' equity             $304,375      $317,783
                                                               ========      ========


          See accompanying notes to consolidated financial statements.

                       EKCO GROUP, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                             FISCAL YEARS ENDED
                                               DECEMBER 31,       JANUARY 1,      JANUARY 2,
                                                   1995              1995            1994
                                               ------------       ----------      ----------
                                               (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net revenues                                     $277,995          $267,048        $246,428
                                                 --------          --------        --------

Costs and expenses
   Cost of sales                                  191,343           175,451         161,349
   Selling, general and administrative             52,783            53,433          50,841
   Restructuring/reorganization and
      excess facilities charge                          -                 -          11,000
   Amortization of excess of cost over
      fair value                                    4,437             4,438           4,195
                                                 --------          --------        --------
                                                  248,563           233,322         227,385
                                                 --------          --------        --------

Income before interest and income taxes            29,432            33,726          19,043
                                                 --------          --------        --------

Net interest expense
   Interest expense                                13,590            12,824          12,755
   Investment income                                  (97)             (333)           (549)
                                                 --------          --------        --------
                                                   13,493            12,491          12,206
                                                 --------          --------        --------

Income before income taxes and
      cumulative effect of accounting changes      15,939            21,235           6,837

Income taxes                                        7,894             9,812           4,578
                                                 --------          --------        --------

Income before cumulative effect of
      accounting changes                            8,045            11,423           2,259

Cumulative effect of changes in method
      of accounting for post-retirement
      and post-employment benefits (net of
      income taxes of $1,954)                           -                 -          (3,247)
                                                 --------          --------        --------

Net income (loss)                                $  8,045          $ 11,423        $   (988)
                                                 ========          ========        ========

Per share data
   Earnings before cumulative effect of
     accounting changes                          $    .40          $    .57        $    .11
   Cumulative effect of accounting changes              -                 -            (.19)
                                                 --------          --------        --------
   Net income (loss)                             $    .40          $    .57        $   (.08)
                                                 ========          ========        ========

Weighted average number of shares used
      in computation of per share data
   Earnings before cumulative effect
     of accounting changes                         20,318            20,115          19,999
   Cumulative effect of accounting changes              -                 -          17,148


          See accompanying notes to consolidated financial statements.

                       EKCO GROUP, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                   COMMON      CAPITAL IN  CUMULATIVE                           PENSION
                                                   STOCK, PAR  EXCESS OF   TRANSLATION  RETAINED  UNEARNED      LIABILITY
                                           SHARES  VALUE $.01  PAR VALUE   ADJUSTMENT   EARNINGS  COMPENSATION  ADJUSTMENT
                                           ------  ----------  ----------  -----------  --------  ------------  ----------
                                                                        (AMOUNTS IN THOUSANDS)
Balance, January 3, 1993                   17,148     $171      $ 96,651     $1,094     $16,737     $(2,883)     $(1,203)
Shares issued under employee common
 stock purchase and option plans               89        1           594          -           -           -            -
Net shares issued under restricted common
 stock purchase plans                          11        -            13          -           -         (12)           -
Shares issued upon preferred stock
  conversions                                  31        -           110          -           -           -            -
Treasury shares issued for acquisition        565        6         6,516          -           -           -            -
Income tax reductions relating to stock
  plans                                         -        -           318          -           -           -            -
Net loss for the year                           -        -             -          -        (988)          -            -
Foreign currency translation adjustment         -        -             -         (3)          -           -            -
Amortization of unearned compensation           -        -             -          -           -         443            -
Pension liability adjustment                    -        -             -          -           -           -         (701)
                                           ------     ----      --------     ------     -------     -------      -------
Balance, January 2, 1994                   17,844      178       104,202      1,091      15,749      (2,452)      (1,904)

                        EKCO GROUP, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                                   COMMON      CAPITAL IN  CUMULATIVE                           PENSION
                                                   STOCK, PAR  EXCESS OF   TRANSLATION  RETAINED  UNEARNED      LIABILITY
                                           SHARES  VALUE $.01  PAR VALUE   ADJUSTMENT   EARNINGS  COMPENSATION  ADJUSTMENT
                                           ------  ----------  ----------  -----------  --------  ------------  ----------
                                                                        (AMOUNTS IN THOUSANDS)
Shares issued under employee common
 stock purchase and option plans              148        2           643          -           -           -            -
Income tax reductions relating to
 stock plans                                    -        -           327          -           -           -            -
Treasury shares issued upon preferred
 stock conversions                             77        1           276          -           -           -            -
Net income for the year                         -        -             -          -      11,423           -            -
Foreign currency translation adjustment         -        -             -       (320)          -           -            -
Unearned compensation relating to
 common stock purchases by employee
 stock ownership plan                           -        -             -          -           -        (950)           -
Amortization of unearned compensation           -        -             -          -           -         434            -
Pension liability adjustment                    -        -             -          -           -           -          416
                                           ------     ----      --------      -----     -------     -------      -------
Balance, January 1, 1995                   18,069      181       105,448        771      27,172      (2,968)      (1,488)

Shares issued under common stock purchase
    and option plans and dividend re-
    investment                                226        2           769          -           -           -            -
Net shares issued under restricted common
    stock purchase plans                      243        2         1,515          -           -      (1,437)           -
Income tax reductions relating to stock
    plans                                       -        -            74          -           -           -            -
Shares issued upon preferred stock
    conversion                                 80        1           288          -           -           -            -
Purchases of treasury stock                  (204)      (2)       (1,178)         -           -           -            -
Net income for the year                         -        -             -          -       8,045           -            -
Dividends paid                                  -        -             -          -      (1,603)          -            -
Foreign currency translation adjustment         -        -             -        158           -           -            -
    Amortization of unearned compensation       -        -             -          -           -         435            -
Pension liability adjustment                    -        -             -          -           -           -         (260)
                                           ------     ----      --------      -----     -------     -------      -------
Balance, December 31, 1995                 18,414     $184      $106,916      $ 929     $33,614     $(3,970)     $(1,748)
                                           ======     ====      ========      =====     =======     =======      =======


          See accompanying notes to consolidated financial statements.

                       EKCO GROUP, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                FISCAL YEARS ENDED
                                                       DECEMBER 31,  JANUARY 1,  JANUARY 2,
                                                           1995         1995        1994
                                                       -----------   ----------  ----------
                                                              (AMOUNTS IN THOUSANDS)
Cash flows from operating activities
  Net income (loss)                                     $  8,045      $ 11,423    $   (988)
  Adjustments to reconcile net income (loss)
   to net cash provided by operations
       Depreciation                                        9,234         9,227       9,545
       Restructuring/reorganization and excess
        facilities charge                                      -             -       2,677
       Amortization of excess of cost over fair value      4,437         4,438       4,195
       Amortization of deferred finance costs                590           499         467
       Other amortization                                  6,959         4,870       2,970
       Deferred income taxes                               3,388         1,679        (554)
       Cumulative effect of accounting change                  -             -       3,247
       Other                                                (353)         (102)        586
  Change in certain assets and liabilities, net
   of effects from acquisition and dispositions
   of businesses, affecting cash provided by
   operations
       Accounts and note receivable                        2,666       (10,313)     (4,431)
       Inventories                                           719       (15,231)     (6,622)
       Prepaid marketing costs                            (4,877)       (4,127)     (5,490)
       Other assets                                         (951)        4,319      (2,453)
       Accounts payable and accrued expenses              (4,742)       (3,348)      6,885
       Income taxes payable                               (3,395)         (931)       (361)
                                                        --------      --------    --------
           Net cash provided by operations                21,720         2,403       9,673
                                                        --------      --------    --------
Cash flows from investing activities
  Proceeds from sale of property and equipment             3,300         5,219         194
  Capital expenditures                                   (12,652)      (11,106)    (15,111)
  Acquisition of business                                      -             -     (26,428)
                                                        --------      --------    --------
           Net cash used in investing activities          (9,352)       (5,887)    (41,345)
                                                        --------      --------    --------
Cash flows from financing activities
  Proceeds from issuance of note payable and
   long-term obligations                                  35,183        32,118      30,274
  Proceeds from sale of investment held as
    collateral                                             3,600             -           -
  Payments of dividends                                   (1,603)            -           -
  Purchases of treasury stock                             (1,180)            -           -
  Purchase of common stock for Employee Stock
   Ownership Plan                                              -          (950)          -
  Payments of note and long-term obligations             (48,627)      (29,417)    (17,049)
  Other                                                      259         1,484       1,663
                                                        --------      --------    --------
           Net cash provided by financing
            activities                                   (12,368)        3,235      14,888

Effect of exchange rate changes on cash                       13            51         113
                                                        --------      --------    --------
           Net increase (decrease) in cash and
            cash equivalents                                  13          (198)    (16,671)

Cash and cash equivalents at beginning of year               129           327      16,998
                                                        --------      --------    --------
Cash and cash equivalents at end of year                $    142      $    129    $    327
                                                        ========      ========    ========
Cash paid during the year for
  Interest                                              $ 12,557      $ 12,050    $ 12,181
  Income taxes                                             7,912         9,061       4,753


          See accompanying notes to consolidated financial statements.

                       EKCO GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements include the accounts of the Company and its subsidiaries (the "Company"). The Company's principal operating subsidiaries are wholly-owned Ekco Housewares, Inc. ("Housewares"), Frem Corporation ("Frem"), Kellogg Brush Manufacturing Co. and subsidiaries ("Kellogg"), and majority-owned Woodstream Corporation ("Woodstream"). All significant intercompany accounts and transactions have been eliminated.

BASIS OF PRESENTATION

         The Company uses a 52-53 week fiscal year ending on the Sunday nearest December 31. Accordingly, the accompanying consolidated financial statements include the fiscal years ended December 31, 1995 ("Fiscal 1995"), January 1, 1995 ("Fiscal 1994") and January 2, 1994 ("Fiscal 1993").

CASH AND CASH EQUIVALENTS

         The Company considers all short-term investments which have an original maturity of 90 days or less to be cash equivalents.

MARKET EXPANSION PROGRAMS AND ADVERTISING COSTS

         The Company incurs certain costs in connection with expanding its market position at retail. These costs are deferred and amortized using the straight-line method over the lesser of the period of benefit or the program period. Program periods currently range from one to three years. It is the Company's policy to periodically review and evaluate whether the benefits associated with these costs are expected to be realized and that continued deferral and amortization is justified. Approximately $3.5 million and $4.4 million of these costs are included in prepaid expenses at December 31, 1995 and January 1, 1995, respectively.

         The Company expenses all advertising costs as incurred.

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

INTANGIBLE ASSETS

         The excess of cost over fair value of net assets acquired ("goodwill") is being amortized over 12 to 40 year periods. It is the Company's policy to periodically review and evaluate the recoverability of goodwill by assessing long-term trends of profitability and cash flows and to determine whether the amortization of goodwill over its remaining life can be recovered through expected future results of operations and cash flows.

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

TRANSLATION OF FOREIGN CURRENCY

         The assets and liabilities of the Company's Canadian and United Kingdom subsidiaries are translated at year-end exchange rates. Income and expenses are translated at exchange rates prevailing during the year. The resulting net translation adjustment for each year is included as a separate component of stockholders' equity.

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

USE OF ESTIMATES

         The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECENT ACCOUNTING PRONOUNCEMENTS

         The Financial Accounting Standards Board has issued two Statements of Financial Accounting Standards, "Accounting For The Impairment Of Long-Lived Assets And For Long-Lived Assets To Be Disposed Of" No. 121 ("FAS 121") and "Accounting for Stock-based Compensation" No. 123 ("FAS 123"). The Company will adopt both these standards in fiscal 1996; it does not expect the adoption of either FAS 121 or FAS 123 to have a material effect on the financial statements.

(2)  INVENTORIES

         The components of inventory were as follows:

                                           DECEMBER 31, 1995     JANUARY 1, 1995
                                           -----------------     ---------------
                                                   (AMOUNTS IN THOUSANDS)
         Raw materials                          $11,489              $15,229
         Work in process                          3,097                4,047
         Finished goods                          32,979               28,966
                                                -------              -------
                                                $47,565              $48,242
                                                =======              =======


         At December 31, 1995, and January 1, 1995, inventories carried under the LIFO method represented approximately 16.9% and 17.4%, respectively, of total year-end inventories. The effect of using LIFO for these inventories for Fiscal 1995 and Fiscal 1994 was immaterial to the assets and gross profit of the Company. During Fiscal 1995 and Fiscal 1994, there was no effect on net income from liquidation of LIFO layers.

(3)  PROPERTY AND EQUIPMENT, NET

         Property and equipment consisted of the following:

                                             DECEMBER 31, 1995   JANUARY 1, 1995
                                             -----------------   ---------------
                                                    (AMOUNTS IN THOUSANDS)
         Property and equipment at cost
           Land, buildings and improvements       $22,856            $22,261
           Equipment, furniture and fixtures       71,922             59,839
                                                  -------            -------
                                                   94,778             82,100
         Less accumulated depreciation and
           amortization                            38,398             29,739
                                                  -------            -------
                                                  $56,380            $52,361
                                                  =======            =======

(4)  NOTE PAYABLE

         The note payable, which represented borrowings of the Company's Employee Stock Ownership Plan (the "ESOP") guaranteed by the Company (the "ESOP Loan") was paid on March 30, 1995. Interest expense charged to operations for Fiscal 1995, Fiscal 1994 and Fiscal 1993 relating to the ESOP Loan was $52,000, $131,000 and $148,000, respectively.

(5)  LONG-TERM OBLIGATIONS AND OTHER LONG-TERM LIABILITIES

         Long-term obligations consisted of the following:

                                            DECEMBER 31, 1995    JANUARY 1, 1995
                                            -----------------    ---------------
                                                   (AMOUNTS IN THOUSANDS)
         Revolving Credit Facility               $32,693             $ 42,424
         12.70% Notes, due 1998                   60,000               60,000
         Other                                        86                  192
                                                 -------             --------
                                                  92,779              102,616
         Less current portion                     18,079                   36
                                                 -------             --------
                                                 $74,700             $102,580
                                                 =======             ========

         7% Convertible Subordinated Note,
         due 2002                                $22,000             $ 22,000
                                                 =======             ========

       Other long-term liabilities consisted of the following:

         Accrued pension cost (see Note 8)                  $1,950        $1,408
         Deferred income taxes                               1,369           948
         Other long-term liabilities                         6,540         7,019
                                                            ------        ------
                                                            $9,859        $9,375
                                                            ======        ======


         During Fiscal 1995, the Company entered into a bank credit agreement (the "Revolving Credit Facility") which provides a total line of credit of $75 million allocated among the Company ($30.0 million), Housewares ($35.0 million) and Frem ($10.0 million). The proceeds from the Revolving Credit Facility were used to retire certain loans under previous agreements. As of December 31, 1995, $34.4 million was available for general corporate purposes under the Revolving Credit Facility, net of approximately $6.9 million in outstanding letters of credit. The facility matures on December 1, 1998.

         Loans under the Revolving Credit Facility bear interest at the bank's prime rate or the prime rate plus 0.25% or the LIBOR rate plus 1.25% to 1.75%, depending on the Company's borrowing strategy and the ratio of total debt to cash flow, as defined. The Revolving Credit Facility provides for a commitment fee of three-eighths of one percent on the unused portion of the commitment amount and a $60,000 annual agency fee.

         Borrowings under the Revolving Credit Facility are collateralized by substantially all of the assets of the Company. The Revolving Credit Facility contains certain financial and operating covenants. The most restrictive covenant requires the Company to maintain a minimum level of cash flow.

         Certain information with respect to credit agreements follows:

                                             FISCAL 1995    FISCAL 1994   FISCAL 1993
                                             -----------    -----------   -----------
                                            (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGES)
      Average interest rate of borrowings
         outstanding at end of year               7.48%          8.20%         6.13%
      Maximum amount of borrowings
         outstanding at any month-end          $56,533        $42,434       $47,239
      Average aggregate borrowings during
        the year                               $43,392        $38,391       $30,898
      Weighted average interest rate
        during the year                           8.08%          6.51%         6.12%


         The 12.70% Notes are obligations of Housewares and its subsidiaries, principally Ekco Canada, Inc. and Frem ("Ekco Housewares"). The principal is payable as follows: $18 million on each of December 15, 1996 and 1997, and $24 million on December 15, 1998. In the event of a Change in Control (as defined), each Noteholder may require Ekco Housewares to prepay the Notes held by such Noteholder. In addition, if, after a Change in Control, Ekco Housewares fails to perform or observe any Triggering Covenant (as defined) in stated time periods and specified circumstances, then each Noteholder may require Ekco Housewares to prepay the Notes held by such Noteholder and to pay a premium (approximately $7.9 million at December 31, 1995).

         The 12.70% Notes restrict the payments Ekco Housewares can make to the Company, and contain certain financial and operating covenants which limit or restrict the sale of assets, additional indebtedness, and certain investments and acquisitions. Under the most restrictive financial covenant, Ekco Housewares must maintain a current ratio of 1.25 to 1.00. At December 31, 1995, the total amount that could be paid to the Company by Ekco Housewares was approximately $800,000. Total net assets (total assets less total liabilities) of Ekco Housewares excluding intercompany items were approximately $83 million at December 31, 1995.

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

         The total of long-term obligations, with the exception of the 7% Convertible Subordinated Note, mature over the three years ending December 1998 as follows (amounts in thousands): 1996- $18,079; 1997- $18,007; 1998- $56,693.

(6)  ACCRUED EXPENSES

          Accrued expenses consisted of the following:

                                                DECEMBER 31, 1995    JANUARY 1, 1995
                                                -----------------    ---------------
                                                       (AMOUNTS IN THOUSANDS)
Payroll                                              $ 2,456             $ 2,145
Compensated absences                                   1,831               1,933
Sales and promotional allowances                       6,417               6,131
Provisions related to restructuring/
  reorganization and excess facilities costs               -               3,305
Interest and non-income taxes                          3,745               3,944
Insurance                                              2,562               2,509
Professional fees                                        956               1,605
Provision for environmental matters                    2,099               2,080
Other                                                  3,645               4,191
                                                     -------             -------
                                                     $23,711             $27,843
                                                     =======             =======


(7)  INCOME TAXES

         Total income tax expense for Fiscal 1995, Fiscal 1994 and Fiscal 1993 was allocated as follows:

                                               FISCAL 1995  FISCAL 1994   FISCAL 1993
                                               -----------  -----------   -----------
                                                       (AMOUNTS IN THOUSANDS)
Income from operations                           $7,894       $9,812        $4,578
Stockholders' equity, for compensation
  expense for tax purposes in excess of
  amounts recognized for financial reporting
  purposes                                          (74)        (327)         (318)
                                                 ------       ------        ------
                                                 $7,820       $9,485        $4,260
                                                 ======       ======        ======


         A reconciliation of the provision for income taxes to the statutory income tax rate applied to combined domestic and foreign income before income taxes for Fiscal 1995, Fiscal 1994 and Fiscal 1993 was as follows:

                                             FISCAL 1995    FISCAL 1994     FISCAL 1993
                                             -----------    -----------     -----------
                                             (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGES)
Income (loss) before income taxes
   Domestic                                    $16,319        $21,543         $7,573
   Foreign                                        (380)          (308)          (736)
                                               -------        -------         ------
                                               $15,939        $21,235         $6,837
                                               =======        =======         ======

Federal income tax at normal rates                  35%            35%            35%
State income taxes, net of federal benefit           4%             4%            11%
Change in federal rate                               -              -             (3%)
Difference between foreign and
  federal effective rates                            1%             -              2%
Amortization of excess of cost over
  fair value                                        10%             7%            22%
                                               -------        -------         ------
                                                    50%            46%            67%
                                               =======        =======         ======


The components of the provision for income taxes were as follows:

                                     FEDERAL      STATE       FOREIGN     TOTAL
                                     -------      -----       -------     -----
                                               (AMOUNTS IN THOUSANDS)
FISCAL 1995
Current                               $3,894      $  641       $ (29)     $4,506
Deferred                               2,968         404          16       3,388
                                      ------      ------       -----      ------
                                      $6,862      $1,045       $ (13)     $7,894
                                      ======      ======       =====      ======
FISCAL 1994
Current                               $7,119      $1,098       $ (84)     $8,133
Deferred                               1,324         310          45       1,679
                                      ------      ------       -----      ------
                                      $8,443      $1,408       $ (39)     $9,812
                                      ======      ======       =====      ======
FISCAL 1993
Current                               $3,640      $1,484       $   8      $5,132
Deferred                                 (38)       (372)       (144)       (554)
                                      ------      ------       -----      ------
                                      $3,602      $1,112       $(136)     $4,578
                                      ======      ======       =====      ======


         The significant components of deferred income tax expense attributable to income from operations for Fiscal 1995, Fiscal 1994 and Fiscal 1993 were as follows:

                                                   FISCAL 1995  FISCAL 1994  FISCAL 1993
                                                   -----------  -----------  -----------
                                                           (AMOUNTS IN THOUSANDS)
Utilization of net operating loss and tax credits    $    -       $    -       $ 2,303
Depreciation                                          2,008         (969)       (1,438)
Inventory                                               106         (527)         (173)
Benefit plans                                           (63)        (258)        1,815
Restructuring/reorganization and excess
 facilities charge                                        -            -        (4,400)
Accruals, provisions and other liabilities            1,928        3,623         1,453
Other                                                  (591)        (190)         (114)
                                                     ------       ------       -------
                                                     $3,388       $1,679       $  (554)
                                                     ======       ======       =======

         The tax effects of temporary differences and carryforwards that give rise to significant portions of net deferred tax asset (liability) consisted of the following:

                                              DECEMBER 31, 1995  JANUARY 1, 1995
                                              -----------------  ---------------
                                                    (AMOUNTS IN THOUSANDS)
Receivables                                        $   341           $   518
Inventory                                            1,322             1,428
Benefit plans                                        3,405             3,342
Accruals, provisions and other liabilities           3,385             5,313
Depreciation                                        (5,663)           (3,655)
Other                                                  202              (564)
                                                   -------           -------
                                                   $ 2,992           $ 6,382
                                                   =======           =======


         The Company's federal income tax returns for all years subsequent to December 1987 are subject to review by the Internal Revenue Service.

(8)  RETIREMENT PLANS, POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS

         The Company and certain of its subsidiaries have various pension plans which cover certain of their employees and provide for periodic payments to eligible employees upon retirement. Benefits for non-union employees are generally based upon earnings and years of service prior to 1989 and certain non-union employees receive benefits from allocated accounts under a defined contribution plan. Benefits for certain union employees are based upon dollar amounts attributed to each year of credited service; certain other union employees receive benefits from allocated accounts under a defined contribution plan and from prior contributions to a multi-employer plan. The Company's policy is to make contributions to these plans sufficient to meet the minimum funding requirements of applicable laws and regulations, plus such amounts, if any, as the Company's actuarial consultants determine to be appropriate. The Company also provides supplemental retirement benefits for certain management personnel based on earnings and years of service.

         At December 31, 1995 and January 1, 1995, the Company reported, as a separate component of stockholders' equity, the amount of the additional liability in excess of the unrecognized prior service costs of its pension plans.

Net pension expense consisted of the following:

                                                      FISCAL 1995   FISCAL 1994   FISCAL 1993
                                                      -----------   -----------   -----------
                                                               (AMOUNTS IN THOUSANDS)
U.S. defined benefit plans
   Service cost-benefits earned during the period        $ 211         $ 257         $ 229
                                                         -----         -----         -----
   Interest accrued on projected benefit obligation        597           559           528
                                                         -----         -----         -----
   Expected return on assets
         Actual return                                    (582)         (196)         (373)
         Unrecognized gain (loss)                           69          (368)         (183)
                                                         -----         -----         -----
                                                          (513)         (564)         (556)
   Amortization of prior service cost and
     unrecognized loss                                     110           120            54
   Settlement loss                                          89           138            38
                                                         -----         -----         -----
U.S. defined benefit plans, net                            494           510           293
Canadian defined benefit plan                               (2)           (7)           (2)
U.S. defined contribution plans                            113           127           129
                                                         -----         -----         -----
Total net pension expense                                $ 605         $ 630         $ 420
                                                         =====         =====         =====

         The following sets forth the funded status of the Company's defined benefit pension plans and amounts recognized in the consolidated balance sheets:

                                               DECEMBER 31, 1995            JANUARY 1, 1995
                                           -------------------------   -------------------------
                                           PLANS WITH    PLANS WITH    PLANS WITH    PLANS WITH
                                           ASSETS        ACCUMULATED   ASSETS        ACCUMULATED
                                           EXCEEDING     BENEFITS      EXCEEDING     BENEFITS
                                           ACCUMULATED   EXCEEDING     ACCUMULATED   EXCEEDING
                                           BENEFITS      ASSETS        BENEFITS      ASSETS
                                           -----------   -----------   -----------   -----------
                                                           (AMOUNTS IN THOUSANDS)
Accumulated benefit obligation
   Vested                                    $(1,595)      $(6,938)      $(1,342)      $(6,592)
   Nonvested                                     (38)          (65)          (40)          (44)
                                             -------       -------       -------       -------
         Total                                (1,633)       (7,003)       (1,382)       (6,636)

Effect of projected
  compensation increases                        (260)            -          (233)            -
                                             -------       -------       -------       -------
Projected benefit obligation                  (1,893)       (7,003)       (1,615)       (6,636)
Plan assets                                    2,534         4,844         2,338         4,864
                                             -------       -------       -------       -------
Plan assets in excess of (less than)
  projected benefit obligations                  641        (2,159)          723        (1,772)
Unrecognized actuarial net gain (losses)        (211)        1,957          (263)        1,852
Unrecognized prior service cost                  107            42           115            47
Additional liability                               -        (1,790)            -        (1,535)
                                             -------       -------       -------       -------
Prepaid (accrued) pension cost included
  in consolidated balance sheet              $   537       $(1,950)      $   575       $(1,408)
                                             =======       =======       =======       =======


         Plan assets are invested primarily in pooled funds maintained by insurance companies. The projected benefit obligation was determined using an assumed discount rate of 7.5% for December 31, 1995 and 8.0% for January 1, 1995. The nature of the domestic pension plans is such that an estimate of future compensation increases is not required. The assumed long-term rate of return on plan assets was 9% for Fiscal 1995, Fiscal 1994 and Fiscal 1993. At December 31, 1995, the various plans held an aggregate of 8,900 shares of the Company's common stock.

         The Company sponsors defined benefit post-retirement health and life insurance plans that cover certain retired and active employees. The Company expects to continue these benefits indefinitely, but reserves the right to amend or discontinue all or any part of the plans at any time.

         Effective January 4, 1993, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Post-retirement Benefits Other Than Pensions" ("FAS 106") and recognized immediately the cumulative effect of the change in accounting for post-retirement benefits of $2.9 million ($1.8 million after income taxes) which represents the accumulated post-retirement benefit obligation existing at January 1, 1993. FAS 106 requires that the cost of these benefits be recognized in the financial statements during the employees' active working lives. Previously, costs were recognized as claims were incurred. The Company's funding policy for these plans remains on a pay-as-you-go basis.

         The following sets forth the amounts recognized in the consolidated balance sheets for the Company's post-retirement benefit plans:

                                                 DECEMBER 31, 1995  JANUARY 1, 1995
                                                 -----------------  ---------------
                                                       (AMOUNTS IN THOUSANDS)
Accumulated post-retirement benefit obligation
  Fully eligible active employees                     $  778            $  649
  Retirees                                             1,103             1,518
  Other active employees                                 658               547
                                                      ------            ------
                                                       2,539             2,714
Plan assets                                                -                 -
Unrecognized net (gain) loss                             (29)               55
                                                      ------            ------

Accrued post-retirement benefit cost                  $2,510            $2,769
                                                      ======            ======


Post-retirement benefit expense consisted of the following:

                                         FISCAL 1995   FISCAL 1994   FISCAL 1993
                                         -----------   -----------   -----------
                                                  (AMOUNTS IN THOUSANDS)
Service cost (benefits attributed to
 employee services during the year)         $ 43          $ 46          $ 44
Interest expense on the accumulated
 post-retirement benefit obligation          182           199           206
                                            ----          ----          ----
Net periodic post-retirement benefit
 expense                                    $225          $245          $250
                                            ====          ====          ====


         The discount rates used in determining the accumulated post-retirement benefit obligation as of December 31, 1995 and January 1, 1995 were 7.5% and 8.0%, respectively. The Company subsidy is a defined dollar amount and will not increase in the future; therefore, no medical trend rate has been assumed and the results of the calculation of the plan liabilities will not be affected by future medical cost trends. The pay-as-you-go expenditures for post-retirement benefits were $484,000, $415,000 and $170,000 for Fiscal 1995, Fiscal 1994 and
Fiscal 1993, respectively.

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

(9)  EMPLOYEE STOCK OWNERSHIP PLAN

         On February 23, 1989, the Company's Board of Directors adopted the Ekco Group, Inc. Employees' Stock Ownership Plan (the "ESOP") for non-union United States employees of the Company and subsidiaries designated by the Company's Board of Directors as participants in the ESOP. The ESOP holds Company preferred and common stock.

SERIES B ESOP CONVERTIBLE PREFERRED STOCK

         The Company sold 1.8 million shares of the Series B ESOP Convertible Preferred Stock at a price of $3.61 per share to the ESOP trust in 1989. At December 31, 1995, approximately 1.5 million shares of the Company's common stock were reserved for conversion of Series B ESOP Convertible Preferred Stock.

         An unearned ESOP compensation amount is reported as an offset to the Series B ESOP Convertible Preferred Stock amount in the consolidated balance sheets. The unearned compensation is being amortized as shares in the Series B ESOP Convertible Preferred Stock are allocated to employees. Shares are allocated ratably over the life of the ESOP Loan or, if less, the actual period of time over which the indebtedness is repaid. The allocation of shares is based upon a formula equal to a percentage of the Company's payroll costs. The percentage is determined by the Company's Board of Directors annually and may require principal prepayments. The Company's Board of Directors has approved principal prepayments of $480,000, $477,000 and $439,000 for Fiscal 1995, Fiscal 1994 and Fiscal 1993 to be paid in 1996, 1995 and 1994, respectively. For Fiscal 1995, Fiscal 1994 and Fiscal 1993, $652,000, $687,000 and $686,000,
respectively, has been charged to operations. The actual cash contributions, excluding the above mentioned prepayments, to the ESOP by the Company during Fiscal 1995, Fiscal 1994 and Fiscal 1993 were $302,000, $390,000 and $390,000, respectively.

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

         Series B ESOP Convertible Preferred Stock, net, consisted of the following:

                                            DECEMBER 31, 1995    JANUARY 1, 1995
                                            -----------------    ---------------
                                                   (AMOUNTS IN THOUSANDS)
Series B ESOP Convertible Preferred Stock,
 par value $.01                                  $ 5,372             $ 5,662
Unearned compensation                             (1,914)             (2,566)
                                                 -------             -------
                                                 $ 3,458             $ 3,096
                                                 =======             =======

ESOP COMMON STOCK

         In October 1990, the Company's Board of Directors authorized the Trustee of the ESOP to purchase up to 1.0 million shares of the Company's common stock. The Company agreed to finance the purchase through a 20-year 10% loan from the Company to the ESOP. During Fiscal 1994, the Company provided the ESOP with approximately $950,000 to purchase approximately 137,000 shares of the Company's common stock in the public market. As of January 1, 1995, the ESOP had purchased, in open market transactions, a total of 1.0 million shares of the Company's common stock at a total cost of approximately $3.3 million. Unearned compensation equal to such cost (included as a component of stockholders equity) is being amortized as shares of the Company's common stock are allocated to employee accounts. Shares are allocated ratably over the life of the loan or, if less, the actual period of time over which the indebtedness is repaid, subject to the minimum allocation of 50,000 shares in any one year. For each of Fiscal 1995, Fiscal 1994 and Fiscal 1993, 50,000 shares were allocated to employees' accounts. For Fiscal 1995, Fiscal 1994 and Fiscal 1993, $165,000, $155,000 and $136,000, respectively, have been charged to operations.

(10)  MINORITY INTEREST

         Minority interest consists of 5% cumulative preferred stock of Woodstream Corporation, $50 par value (redeemable at Woodstream's option at $52 per share). Dividends on the 5% cumulative preferred stock are included in interest expense.

(11)  STOCKHOLDERS' EQUITY

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

COMMON STOCK, $.01 PAR VALUE

         Share information regarding common stock consisted of the following:

                                            DECEMBER 31, 1995    JANUARY 1, 1995
                                            -----------------    ---------------
Authorized shares                              60,000,000           60,000,000
                                               ==========           ==========
Shares issued                                  27,854,441           27,292,641
Shares held in treasury                         9,440,577            9,223,600
                                               ----------           ----------
Shares outstanding                             18,413,864           18,069,041
                                               ==========           ==========


TREASURY STOCK

         During Fiscal 1993, the Company issued 564,651 shares of treasury stock in connection with the acquisition of Kellogg. During Fiscal 1995, the Company purchased approximately 205,000 shares of its common stock in open-market transactions at a cost of approximately $1.2 million.

STOCK OPTION PLANS

         At December 31, 1995, approximately 1.5 million shares of the Company's common stock were available for grants of options to employees and directors under the Company's stock option plans. Options granted under the plans are granted at prices not less than 100% of the fair market value (as defined) on the dates the options are granted and, accordingly, there have been no charges to income in connection with the options other than incidental expenses. Options must be exercised within the period prescribed by the respective stock option plan agreements, but not later than 10 years for certain options and 11 years for others.

         Changes in options and option shares under the plans during the respective fiscal years were as follows:

                              FISCAL 1995                FISCAL 1994                FISCAL 1993
                        -----------------------    -----------------------    -----------------------
                        OPTION PRICE  NUMBER OF    OPTION PRICE  NUMBER OF    OPTION PRICE  NUMBER OF
                         PER SHARE     SHARES       PER SHARE     SHARES       PER SHARE     SHARES
                        ------------  ---------    ------------  ---------    ------------  ---------
Options outstanding,
  beginning of year     $2.13-$11.31  2,593,093    $2.13-$11.31  2,484,721    $2.13-$10.06  1,857,248
Options granted         $6.06-$ 6.56    340,895    $6.81-$ 7.56    424,584    $7.44-$11.31    746,773
Options exercised       $2.19-$ 3.38   (150,814)   $2.25-$ 2.63    (59,600)   $2.25-$ 5.19    (15,100)
Options cancelled       $2.63-$11.31   (231,738)   $2.56-$11.31   (256,612)   $2.56-$11.31   (104,200)
                                      ---------                  ---------                  ---------
Options outstanding,
  end of year           $2.13-$11.31  2,551,436    $2.13-$11.31  2,593,093    $2.13-$11.31  2,484,721
                                      =========                  =========                  =========
Options exercisable,
  end of year           $2.13-$11.31  2,047,779    $2.13-$11.31  1,946,153    $2.13-$11.31  1,723,292
                                      =========                  =========                  =========
Shares reserved for
  future grants                       1,479,231                  1,588,388                  1,756,360
                                      =========                  =========                  =========

                                            OPTION PRICE AND MARKET VALUE AT DATE OF GRANT
                                            ----------------------------------------------
                                             NUMBER
                                            OF SHARES         PER SHARE           AMOUNT
                                            ---------         ---------           ------
Options outstanding at December 31, 1995,
 which were granted during fiscal years:

   1987                                       380,000             $ 3.69       $ 1,401,250
   1988                                       430,428       $2.13-$ 2.25           924,749
   1989                                        31,373             $ 3.38           100,001
   1990                                       159,100             $ 2.56           407,694
   1991                                        44,600             $ 2.63           117,075
   1992                                       334,950       $7.25-$10.06         3,331,372
   1993                                       497,540       $7.44-$11.31         5,266,261
   1994                                       351,550       $6.81-$ 7.56         2,625,284
   1995                                       321,895       $6.06-$ 6.56         2,057,119
                                            ---------                          -----------
                                            2,551,436                          $16,230,805
                                            =========                          ===========


         Of the options outstanding at December 31, 1995, options to acquire 1,688,069 shares at a weighted average exercise price of $5.82 per share became exercisable on the grant date. Under certain circumstances, a portion of shares purchased pursuant to the exercise of such options are subject to repurchase by the Company within three years of the date of grant of the option at the option exercise price. At December 31, 1995, 377,825 of such shares were subject to such repurchase.

         The remaining options outstanding at December 31, 1995, which cover the acquisition of 863,367 shares at a weighted average exercise price of $7.43 per share are exercisable from the date of grant through the date of exercise up to one-fifth of the number of shares covered by such options on or after each of the first five anniversaries of the date of grant. All such options will be fully exercisable on and after the fifth such anniversary.

RESTRICTED STOCK PURCHASE PLANS

         Under the Company's restricted stock purchase plans, the Company may offer to sell shares of common stock to employees of the Company and its subsidiaries at a price per share of not less than par value ($.01) and not more than 10% of market value on the date the offer is approved, and on such other terms as deemed appropriate. Shares are awarded in the name of the employee, who has all rights of a stockholder, subject to certain repurchase provisions. Restrictions on the disposition of shares for the shares purchased expire annually, over a period not to exceed five years, if certain performance targets are achieved, otherwise they lapse on the tenth anniversary. Common stock reserved for future grants aggregated 838,520 shares at December 31, 1995. The following table summarizes the activity of the restricted stock purchase plans during the respective fiscal years (fair market value determined at date of purchase).

                                 FISCAL 1995        FISCAL 1994       FISCAL 1993
                                 -----------        -----------       -----------
                                NUMBER  FAIR       NUMBER  FAIR      NUMBER  FAIR
                                OF      MARKET     OF      MARKET    OF      MARKET
                                SHARES  VALUE      SHARES  VALUE     SHARES  VALUE
                                ------  ------     ------  ------    ------  ------
                                               (AMOUNTS IN THOUSANDS)
Unvested shares outstanding,
  beginning of year               51    $  312       177   $ 654       291   $ 988
Shares issued                    288     1,824         -       -        25     184
Shares repurchased               (45)     (297)        -       -       (14)   (171)
Shares vested                    (27)     (118)     (126)   (342)     (125)   (347)
                                 ---    ------      ----   -----      ----   -----

Unvested shares outstanding,
 end of year                     267    $1,721        51   $ 312       177   $ 654
                                 ===    ======      ====   =====      ====   =====

         The difference between the issue price and the fair market value of the shares at the date of issuance is accounted for as unearned compensation and amortized to expense over the lapsing of restrictions. During Fiscal 1995, Fiscal 1994 and Fiscal 1993, unearned compensation charged to operations was $270,000, $279,000 and $307,000, respectively. To the extent the amount deductible for income taxes exceeds the amount charged to operations for financial statement purposes, the related tax benefits are credited to additional paid-in-capital when realized.

EMPLOYEE STOCK PURCHASE PLAN

         The Company has an employee stock purchase plan (the "Plan") that permits employees to purchase up to a maximum of 500 shares per quarter of the Company's common stock at a 15% discount from market value. During Fiscal 1995, Fiscal 1994 and Fiscal 1993, employees purchased 72,844 shares, 88,938 shares and 73,880 shares, respectively, for a total of approximately $376,000, $503,000 and $545,000, respectively. At December 31, 1995, approximately 1.1 million shares were reserved for future grants under the Plan. There have been no charges to income in connection with the Plan other than incidental expenses.

ACCOUNTING FOR STOCK-BASED COMPENSATION

         The Company has not adopted the recently issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" ("FAS 123"), which is required to be adopted in Fiscal 1996. The Company currently intends to continue to record compensation based on the provisions of Accounting Principles Board Opinion No. 25. "Accounting for Stock Issued to Employees" as allowed by FAS 123. Although the Company has not determined the ultimate impact of adopting FAS 123 on its present disclosure, it does not believe, based on the number of options previously granted, that the adoption will have a material impact on its current disclosure.

INCOME TAX BENEFITS

         Income tax benefits relating to stock option plans, restricted stock plans and employee stock purchase plan credited to additional paid-in-capital as realized in Fiscal 1995, Fiscal 1994 and Fiscal 1993 were $74,000, $327,000 and $318,000, respectively.

(12)  EARNINGS PER COMMON SHARE

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

                                                        FISCAL   FISCAL   FISCAL
                                                         1995     1994     1993
                                                        ------   ------   ------
                                                         (AMOUNTS IN THOUSANDS)
Weighted average shares of common stock
  outstanding during the year                           18,354   17,953   17,616
Weighted average common equivalent
  shares due to stock options                              426      545      713
Series B ESOP Convertible
  Preferred Stock                                        1,538    1,617    1,670
                                                        ------   ------   ------
                                                        20,318   20,115   19,999
                                                        ======   ======   ======


(13)  COMMITMENTS AND CONTINGENCIES

EMPLOYMENT CONTRACTS

         The Company has employment agreements with certain of its executive officers and management personnel. These agreements generally continue until terminated by the executive or the Company, and provide for salary continuation for a specified number of months under certain circumstances. Certain of the agreements provide the employees with certain additional rights after a Change of Control (as defined) of the Company occurs. A portion of the Company's obligations under certain of these agreements are secured by letters of credit. The agreements include a covenant against competition with the Company, which extends for a period of time after termination for any reason. As of December 31, 1995, if all of the employees under contract were to be terminated by the Company without good cause (as defined) under these contracts, the Company's liability would be approximately $6.6 million ($10.0 million following a Change of Control).

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

LEASES

         The Company leases offices, warehouse facilities, vehicles and equipment under operating and capital leases. The terms of certain leases provide for payment of minimum rent, real estate taxes, insurance and maintenance. Rents of approximately $3.4 million, $2.4 million and $1.9 million, were charged to operations for Fiscal 1995, Fiscal 1994 and Fiscal 1993, respectively.

         The Company receives rental income from properties currently held for sale. Rental income included in selling, general and administrative expenses was approximately $154,000, $200,000 and $1.5 million, for Fiscal 1995, Fiscal 1994 and Fiscal 1993, respectively.

         Minimum rental payments and income required under leases that had initial or remaining noncancellable lease terms in excess of one year as of December 31, 1995, were as follows:

                                                        OPERATING         RENTAL
                                                          LEASES          INCOME
                                                        ---------         ------
                                                         (AMOUNTS IN THOUSANDS)
         FISCAL YEAR
             1996                                         $2,241           $160
             1997                                          1,609            166
             1998                                          1,300            170
             1999                                          1,294              -
             2000                                            971              -

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

ENVIRONMENTAL MATTERS

         From time to time, the Company has had claims asserted against it by regulatory agencies or private parties for environmental matters relating to the generation or handling of hazardous substances by the Company or its predecessors and has incurred obligations for investigations or remedial actions with respect to certain of such matters. While the Company does not believe that any such claims asserted or obligations incurred to date will result in a material adverse effect upon the Company's financial position, results of operations or liquidity, the Company is aware that at its facilities at Massillon and Hamilton, Ohio; Easthampton, Massachusetts; Chicago, Illinois; Lititz, Pennsylvania and at the previously owned facility in Hudson, New Hampshire hazardous substances and oil have been detected and that additional investigation will be, and remedial action will or may be, required. Operations at these and other facilities currently or previously owned or leased by the Company utilize, or in the past have utilized, hazardous substances. There can be no assurance that activities at these or any other facilities owned or operated by the Company or future facilities may not result in additional environmental claims being asserted against the Company or additional investigations or remedial actions being required.

         In connection with the acquisition of Kellogg by the Company in 1993, the Company engaged environmental engineering consultants ("Consultants") to review potential environmental liabilities at all of Kellogg's properties. Additional investigation and testing resulted in the identification of likely environmental remedial actions, operation, maintenance and ground water monitoring and the estimated costs therefore. Management, based upon the engineering studies, originally estimated the total remediation and ongoing ground water monitoring costs to be approximately $6.0 million, including the effects of inflation, and accordingly at that time, recorded a liability of approximately $3.8 million, representing the undiscounted costs of remediation and the net present value of future costs discounted at 6%. Based upon the most recent cost estimates provided by the Consultants, the Company believes the total remaining remediation costs will be approximately $2.0 million and the expense for the ongoing operation, maintenance and ground water monitoring will be approximately $50,000 for fiscal 1996 and approximately $25,000 for each of the thirty years thereafter. As of December 31, 1995, the liability recorded by the Company was approximately $3.5 million. The Company expects to pay approximately $325,000 of the remediation costs in fiscal 1996 with the balance being paid out in fiscal 1997 and fiscal 1998. During Fiscal 1995, the Company paid approximately $211,000 of such costs. The estimates may subsequently change should additional sites be identified or further remediation measures be required or undertaken or interpretation of current laws or regulations be modified. The Company has not anticipated any insurance proceeds or third-party payments in arriving at the above estimates.

CONCENTRATIONS OF CREDIT RISK

         Financial instruments which subject the Company to concentrations of credit risk consist primarily of trade receivables. Mass merchandisers comprise a significant portion of the Company's customer base. The Company had trade receivables of approximately $10.0 million and $11.4 million from mass merchandisers at December 31, 1995 and January 1, 1995, respectively. Although the Company's exposure to credit risk associated with non-payment by mass merchandisers is affected by conditions or occurrences within the retail industry, trade receivables from mass merchandisers were current at December 31, 1995 and no retailer exceeded 10% of the Company's receivables at that date.

(14)  INDUSTRY AND GEOGRAPHIC AREA INFORMATION

         The Company is a manufacturer and marketer of multiple categories of branded housewares products for everyday home use. The Company operates in one industry segment, with revenues derived from sales in five principal product categories: (i) bakeware, (ii) kitchenware, (iii) cleaning products, (iv) pest control and small animal care and control products and (v) molded plastic products. Sales and marketing operations outside the United States are conducted principally through a subsidiary in Canada and by direct sales. One customer accounted for net revenues of approximately $37.3 million (13.4%) and $31.3 million (11.8%) for Fiscal 1995 and Fiscal 1994, respectively. Two customers each accounted for 9.5% or approximately $23.0 million and $22.9 million of net revenues for Fiscal 1993.

         The following table shows information by geographic area:

                                   UNAFFILIATED    INCOME BEFORE
                                   NET REVENUES    INCOME TAXES     TOTAL ASSETS
                                   ------------    -------------    ------------
                                               (AMOUNTS IN THOUSANDS)
         FISCAL 1995
         United States               $265,535         $16,423         $301,896
         Canada                        12,460            (380)           7,742
         Eliminations                       -            (104)          (5,263)
                                     --------         -------         --------
         Consolidated                $277,995         $15,939         $304,375
                                     ========         =======         ========

         FISCAL 1994
         United States               $254,608         $21,576         $315,829
         Canada                        12,440            (308)           7,111
         Eliminations                       -             (33)          (5,157)
                                     --------         -------         --------
         Consolidated                $267,048         $21,235         $317,783
                                     ========         =======         ========

         FISCAL 1993
         United States               $232,447         $ 7,677         $303,933
         Canada                        13,981            (736)           9,152
         Eliminations                       -            (104)          (5,124)
                                     --------         -------         --------
         Consolidated                $246,428         $ 6,837         $307,961
                                     ========         =======         ========


         United States revenues include approximately $9.4 million, $9.7 million and $10.6 million of export sales to unaffiliated customers for Fiscal 1995, Fiscal 1994 and Fiscal 1993, respectively.

(15)  SUPPLEMENTAL INFORMATION

         The following amounts were charged to costs and expenses:

                                                        FISCAL 1995    FISCAL 1994    FISCAL 1993
                                                        -----------    -----------    -----------
                                                                  (AMOUNTS IN THOUSANDS)
      Advertising                                         $6,475          $5,971         $4,920
                                                          ======          ======         ======
      Provision for doubtful accounts                     $ (442)         $  247         $  449
                                                          ======          ======         ======
      Amortization of excess of cost over fair value      $4,437          $4,438         $4,195
                                                          ======          ======         ======
      Amortization of deferred finance costs              $  590          $  499         $  467
                                                          ======          ======         ======
      Other Amortization
         Prepaid marketing costs                          $5,799          $3,676         $1,768
         Unearned compensation                             1,087           1,121          1,129
         Favorable lease rights                               73              73             73
                                                          ------          ------         ------
                                                          $6,959          $4,870         $2,970
                                                          ======          ======         ======

(16)     QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

         The following table presents the unaudited quarterly results of operations for Fiscal 1995 and Fiscal 1994:

                                                        FIRST             SECOND             THIRD            FOURTH         TOTAL
                                                       QUARTER            QUARTER           QUARTER           QUARTER        YEAR
                                                       -------            -------           -------           -------        -----
                                                                     (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
FISCAL 1995

Net revenues                                           $58,732            $61,691           $83,041           $74,531      $277,995
Gross profit                                            18,007             18,462            26,106            24,077        86,652
Income before income taxes                                 255              1,546             8,442             5,696        15,939
Net income                                                 134                811             4,647             2,453         8,045
Net income per share                                       .01                .04               .23               .12           .40

FISCAL 1994

Net revenues                                           $54,354            $59,199           $78,623           $74,872      $267,048
Gross profit                                            17,746             19,542            27,112            27,197        91,597
Income before income taxes                               1,849              1,989             8,321             9,076        21,235
Net income                                                 979              1,033             4,476             4,935        11,423
Net income per share                                       .05                .05               .22               .25           .57


(17)     RESTRUCTURING/REORGANIZATION AND EXCESS FACILITIES CHARGE

         The Company recorded an $11.0 million charge ($6.6 million after income taxes) for restructuring/reorganization and excess facilities during the fourth quarter of Fiscal 1993. The restructuring was the result of management's analysis of the Company's operations and future strategy. The items covered by the charge were (i) severance and other costs related to a reduction in personnel, (ii) costs arising from the consolidation of different distribution and information systems (including the closing of facilities and write-off of equipment no longer relevant to the Company's operating strategy); and (iii) costs associated with excess facilities classified as held for sale. In 1995, the combination of the Company's principal housewares business units into a single operating division completed this restructuring/reorganization. Of the $11.0 million charge, approximately $2.7 million was non-cash, and $8.3 million was cash. Of the $8.3 million cash portion of the charge, $5.0 million was expended in Fiscal 1994 and $3.3 million was expended in Fiscal 1995. The table below shows the components of the original charge and the amounts charged against the reserve.

                                        PROVISION    FISCAL     RESERVE      FISCAL
                                        RECORDED      1994     BALANCE AT     1995
                                        IN FISCAL   RESERVE    JANUARY 1,   RESERVE
                                          1993      ACTIVITY      1995      ACTIVITY
                                        ---------   --------   ----------   --------
                                                   (AMOUNTS IN THOUSAND)
Accrued Expenses
   Severance and other related
     personnel costs                     $ 3,200     $1,135      $2,065      $2,065
   Costs associated with implementing
     distribution and operating
     strategy                              2,600      2,600           -           -
   Costs associated with excess
     facilities                            2,023        783       1,240       1,240
   Other                                     500        500           -           -
                                         -------     ------      ------      ------
Total Cash Items                           8,323     $5,018      $3,305      $3,305
                                                     ======      ======      ======
Non Cash Charges and Write-offs
   Property held for resale                1,000
   Write-off of equipment                  1,250
   Other                                     427
                                         -------
                                         $11,000
                                         =======

         The Company estimates the benefit it received in Fiscal 1994 from the restructuring at approximately $2.4 million and an additional benefit of $1.9 million during Fiscal 1995. The benefit is primarily due to lower expenses associated with the reduction, in personnel.

(18)     FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying amounts of cash, accounts receivable, accounts payable, and accrued expenses approximate fair value because of the short maturity of these items.

         The carrying amount of the debt issued pursuant to the Company's bank credit agreement approximates fair value because the interest rates change with market interest rates.

         There are no quoted market prices for the 12.70% Notes, 7% Convertible Subordinated Note or Series B ESOP Preferred Stock. Because each of these securities contain unique terms, conditions, covenants and restrictions, there are no identical obligations that have quoted market prices. In order to determine the fair value of the 7% Convertible Subordinated Note, the Company compared it to obligations which trade publicly and concluded that the fair value of the Note is approximately its book value, $22 million. In order to determine the fair value of the 12.70% Notes, the Company discounted the cash payments on the Notes using discount rates ranging from 7.50% to 7.70%. Based upon such discount rates, the fair value of the $60 million 12.70% Notes would be approximately $65.6 million.

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

         These fair value estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

(19)     SUBSEQUENT EVENT

         On March 25, 1996, the Company sold $125.0 million of its 9.25% Senior Notes due 2006, at a price of 99.291% of face value, in a private offering to institutional investors. The Company used the net proceeds of the Senior Note offering to (i) repurchase its outstanding 12.70% Notes due 1998 and 7.0% Subordinated Convertible Note due 2002 and (ii) to repay substantially all amounts outstanding under the Revolving Credit Facility. Concurrently with closing the sale of the 9.25% Senior Notes, the Company entered into an amendment to its Revolving Credit Facility, which amendment consolidated the outstanding debt and borrowing capacity of Housewares and Frem with that of the Company and revised certain financial covenants. Borrowings under the amended Revolving Credit Facility bear interest at the bank's prime rate, or at LIBOR plus 1.25% or 1.5%, depending on the Company's borrowing strategy and the ratio of total debt to cash flow. The Revolving Credit Facility provides for a commitment fee of three-eighths of one percent on the unused portion of the commitment amount and a $60,000 annual agency fee. Borrowings under the Revolving Credit Facility mature in December 1998. The Senior Notes, as well as the Revolving Credit Facility, will contain certain financial covenants that will restrict the sale of assets, the incurrence of additional indebtedness and certain investments and acquisitions by the Company. The early extinguishment of the 12.70% Notes and 7% Convertible Subordinated Note will result in an extraordinary charge against first quarter earnings of approximately $6.0 million (before income taxes).

                         REPORT OF INDEPENDENT AUDITORS




Board of Directors and Stockholders
Ekco Group, Inc.


         We have audited the accompanying consolidated balance sheets of Ekco Group, Inc. and subsidiaries as of December 31, 1995 and January 1, 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the fiscal years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ekco Group, Inc. and subsidiaries as of December 31, 1995 and January 1, 1995, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

         In 1993, the Company changed its method of accounting for income taxes, post-retirement benefits other than pensions and post-employment benefits.


/s/ KPMG Peat Marwick LLP


Boston, Massachusetts
February 5, 1996, except as to Note 19,
which is as of March 25, 1996