Form 10-K405, Exhibit 13
period 1996-12-29
EKCO GROUP INC /DE/
filed 1997-03-27
CIK 18827

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

                 Management's Report

                 Report of Independent Auditors

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The selected consolidated financial data of the Company shown below for the five-year period ended December 29, 1996 are derived from the consolidated financial statements of the Company audited by independent certified public accountants. The information set forth below is qualified in its entirety by the more detailed financial statements and the notes thereto included elsewhere herein. The following table should be read in conjunction with Management's Discussion and Analysis of Results of Operations and Financial Condition and the Company's audited Consolidated Financial Statements and Notes thereto appearing elsewhere herein.

                                                                                       FISCAL YEARS (1)
                                                         ------------------------------------------------------------------------
                                                         1996 (2)         1995(2)         1994(2)         1993(2)            1992
                                                         --------         -------         -------         -------            ----
                                                                       (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED BALANCE SHEET DATA

Current assets                                           $139,377        $139,425        $145,290        $124,220        $109,970
Total assets                                              292,076         301,058         312,518         303,332         250,423
Current liabilities                                        49,734          54,618          45,973          59,595          36,674
Long-term obligations, less current portion               124,182          96,700         124,460         111,820          93,045
Series B ESOP Convertible Preferred Stock                   4,098           3,458           3,096           2,686           2,111
Stockholders' equity                                      102,515         135,925         129,116         116,864         110,567
Common shares outstanding                                  18,580          18,414          18,069          17,844          17,148

CONSOLIDATED STATEMENT OF OPERATIONS DATA

Net revenues from continuing operations (1)              $249,870        $247,004        $233,527        $215,145        $176,155
Cost of sales                                             164,505         160,933         148,935         139,736         108,871
Selling, general and administrative                        59,737          49,152          48,286          45,847          41,115
Special charges (3)                                         9,877               -               -          11,000               -
EBITDA before special charges (4)                          39,609          50,896          48,511          40,730          33,604
Amortization of excess of cost over fair value              3,636           3,636           3,637           3,394           2,779
Net interest expense                                       12,416          13,493          12,491          12,206          10,680
Income (loss) from continuing operations
 before income taxes (1)                                     (301)         19,790          20,178           2,962          12,710
Income taxes                                                2,370           9,828           9,102           2,637           6,170
Income (loss) from continuing operations before
  extraordinary charges and cumulative effect of
  accounting changes (1)(5)(6)                             (2,671)          9,962          11,076             325           6,540
Earnings (loss) from continuing operations
  common share before extraordinary charges
  and cumulative effect of accounting changes
  (1)(5)(6)                                                  (.14)            .49             .55             .02             .35
Cash dividends per common share and Series
 B ESOP Convertible Preferred share                           .02             .08               -               -               -



(1) On January 31, 1997, the Company's Board of Directors approved management's plan to dispose of the Company's molded plastic products business. Accordingly, prior year financial information has been restated to reflect the molded plastic business operations as discontinued operations. See Note 2 of Notes to Consolidated Financial Statements.
(2) Includes operations of Kellogg Brush Manufacturing Co. and subsidiaries acquired on April 1, 1993.

(3) See Note 17 of Notes to Consolidated Financial Statements for information on special charges.

(4) EBITDA before special charges represents earnings from continuing operations before special charges, interest, taxes, depreciation, amortization of excess of cost over fair value and other amortization.

(5) During Fiscal 1996, the Company recorded an extraordinary charge of $3.2 million (net of income taxes of $2.1 million) for the early extinguishment of long-term obligations.

(6) During Fiscal 1993, the Company recorded a charge of $3.2 million (net of income taxes of $2.0 million) to reflect the cumulative effect of changes in the method of accounting for post-retirement and post-employment benefits.

COMMON STOCK PRICE RANGE AND DIVIDENDS


     The Company's common stock $.01 par value per share ("Common Stock"), is traded on the New York Stock Exchange under the ticker symbol "EKO". The following table sets forth the high and low sale prices per share as reported on the New York Stock Exchange Composite Tape during the calendar periods indicated:


                                           LOW                    HIGH
1996
First Quarter                             5 5/8                  6 1/4
Second Quarter                            5 1/8                  6 3/8
Third Quarter                             4 5/8                  5 7/8
Fourth Quarter                            3 1/4                  4 7/8

1995
First Quarter                             5 7/8                  6 3/4
Second Quarter                            5 5/8                  6 3/8
Third Quarter                             5 7/8                  6 7/8
Fourth Quarter                            5 3/8                  6 1/2


     On March 6, 1997, the Company had 2,078 stockholders of record. At December 29, 1996, the Company was not in compliance with certain covenants of its bank credit facility and such noncompliance has been waived. The Company has suspended the payment of a quarterly dividend and does not anticipate paying cash dividends for the foreseeable future. In order for the Company to pay a dividend, its arrangement with holders of its 9.25% Senior Notes due 2006 and bank credit facility would need to be amended.

                           EKCO GROUP AND SUBSIDIARIES
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

     The following discussion of the consolidated results of operations for the fiscal years ended December 29, 1996 ("Fiscal 1996"), December 31, 1995 ("Fiscal 1995") and January 1, 1995 ("Fiscal 1994") and the discussion of financial condition at December 29, 1996 should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto.

     The Company is a manufacturer and marketer of multiple categories of branded housewares for everyday home use. The following table summarizes the changes in the components of the Company's net revenues from continuing operations by product category over the last three fiscal years:

                                                          FISCAL 1996               FISCAL 1995                   FISCAL 1994
                                                          -----------               -----------                   -----------
                                                                      (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGES)

Bakeware ......................................     $ 84,537       33.8%        $ 81,261       32.9%        $ 76,558        32.8%
Kitchenware....................................       65,846       26.4%          73,006       29.6%          72,023        30.8%
Cleaning products..............................       54,248       21.7%          55,191       22.3%          53,003        22.7%
Pest control and small animal
  care and control products....................       34,617       13.9%          34,034       13.8%          31,943        13.7%
VIA  ..........................................       10,622        4.2%           3,512        1.4%               -           -
                                                    --------      -----         --------      -----         --------       -----
         Total net revenues....................     $249,870      100.0%        $247,004      100.0%        $233,527       100.0%
                                                    ========      =====         ========      =====         ========       =====

FISCAL 1996 vs. FISCAL 1995

NET REVENUES FROM CONTINUING OPERATIONS

     Net revenues from continuing operations for Fiscal 1996 increased approximately $2.9 million (1.2%) from the prior year. The increase was primarily due to sales of the Company's new insulated bakeware and growth of the Company's new line of VIA products. This increase was substantially offset by a decline in sales of the Company's kitchen tools and gadgets and cleaning products. Sales of kitchen tools and gadgets were heavily affected earlier in Fiscal 1996 by the high year end inventories held by our retail customers and weak consumer demand in a category that is highly dependent on impulse purchases. In addition, the Company's net revenues were negatively affected by:
(i) its strategic decision to re-focus the J-Hook program to improve profitability; (ii) the loss of kitchen tools and gadgets sales to customer direct import programs and (iii) a reduction in customer shelf space allotted for the Company's products.

GROSS PROFIT FROM CONTINUING OPERATIONS

     The Company's gross profit margin of 34.2% for Fiscal 1996 was slightly lower than the Fiscal 1995 level of 34.8%. The gross margin decline is primarily attributable to manufacturing inefficiencies in the Company's bakeware products as a result of customer demand for the new insulated bakeware products which significantly exceeded expectations and a shift in customer mix in the cleaning products with more sales to home-center customers where margins are typically lower.

                           EKCO GROUP AND SUBSIDIARIES
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION


SELLING, GENERAL AND ADMINISTRATIVE EXPENSES OF CONTINUING OPERATIONS

     Selling, general and administrative expenses for Fiscal 1996 increased approximately $10.6 million (21.5%) from the prior year. The increase was primarily due to increased expenditure on product development of $3.3 million and higher levels of advertising and promotion in expectation of additional sales which did not materialize. In addition, the 1995 results included the favorable impact from the collection of a previously written off receivable ($1.1 million) relating to a 1987 real estate transaction. The remainder of the increase relates to a number of individually insignificant items, including severance unrelated to severance of Company's former CEO, legal and professional fees and growth of the Company's VIA product line.

NET INTEREST EXPENSE

     Net interest expense for Fiscal 1996 declined to $12.4 million from the Fiscal 1995 level of $13.5 million. The decline in net interest expense was primarily due to lower average interest rates.

SPECIAL CHARGES

     The special charges of $9.9 million in Fiscal 1996 relate to the following: the adjustment to the carrying value of certain real property located in Chicago, Illinois ($2.0 million), recorded in the third quarter; the severance arrangement for the Company's former CEO ($3.0 million); and the consolidation of the Company's cleaning products manufacturing facilities ($4.9 million) both recorded in the fourth quarter. This consolidation will be implemented over approximately a nine month period and will combine the manufacturing of cleaning products currently located in Easthampton, Massachusetts into the existing cleaning products manufacturing facility in Hamilton, Ohio. There will be additional operating expenses of approximately $1.5 million during 1997 associated with the orderly transition of manufacturing activities to the Hamilton, Ohio facility. The estimated annualized pre-tax savings from this consolidation is expected to be approximately $2.3 million.

INCOME TAXES

     The effective income tax rate increased to 787% in Fiscal 1996 from 50% in Fiscal 1995. The increase occurred primarily because amortization of goodwill and certain special charges, which are not deductible for income tax purposes, represent a significant percentage of income from continuing operation before income taxes. See Note 7 of Notes to consolidated Financial Statements for the reconciliation of the provision for income taxes from continuing operations to the statutory income tax rate applied to income from continuing operations before income taxes.

                           EKCO GROUP AND SUBSIDIARIES
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION



EXTRADORDINARY CHARGE

     On March 25, 1996, the Company sold $125.0 million of its 9.25% Senior Notes due 2006 at a price of 99.291% of face value in a private offering to institutional investors. The Company used the net proceeds of the Senior Note offering to (i) repurchase its outstanding 12.7% Notes due 1998 and 7.0% Convertible Subordinated Note due 2002 and (ii) repay substantially all amounts outstanding under its revolving credit facility. The early extinguishment of the 12.7% Notes and 7% Convertible Subordinated Note resulted in an extraordinary pre-tax charge of $5.3 million and an after tax charge of $3.2 million.

DISCONTINUED OPERATIONS

     Discontinued operations consisted of the following:

                                         FISCAL 1996          FISCAL 1995
                                         -----------          -----------
                                                (AMOUNTS IN THOUSANDS)

     Loss from operations                    $26,648               $3,851
     Income tax benefits                       1,928                1,934
                                              ------                -----
     Net loss from operations                $24,720               $1,917
                                              ======                =====
     Loss on disposal, net of income
       taxes ($1,925)                        $ 3,575               $    -
                                             =======                =====

     The Company recorded a $5.5 million pre-tax charge in the fourth quarter of Fiscal 1996 for the estimated costs associated with its decision to dispose of its molded plastics business operations. The fourth quarter charge included a pre-tax provision of $1.2 million for anticipated operating losses in fiscal 1997 until the estimated date of disposition, a $3.3 million estimated loss on the disposition of the molded plastics business operations and a provision for other disposal costs of $1.0 million. In the third quarter of Fiscal 1996 the Company recorded a pre-tax charge of approximately $22.7 million to reduce the carrying value of the molded plastics business assets (principally goodwill). As this goodwill is not deductible for income tax purposes, there was no related tax benefit.


FISCAL 1995 VS. FISCAL 1994

NET REVENUES FROM CONTINUING OPERATIONS

     Net revenues for Fiscal 1995 increased approximately $13.5 million (5.8%) from the prior year. Sales increased for all of the Company's product categories in Fiscal 1995 despite a weak retail sales environment. The increase in bakeware revenues was primarily due to increased distribution, higher levels of promotions and the Company placing the promotions with retailers earlier than in prior years. The increase in sales of pest control products was principally due to new product introductions, including Roach Magnet, and increased distribution. Increased sales of cleaning products resulted from increased distribution and the substantial growth of several hardware/homecenter customers. Net revenues from the Company's new line of VIA products were approximately $3.5 million, substantially all of which occurred in the second half of Fiscal 1995.

GROSS PROFIT FROM CONTINUING OPERATIONS

The Company's gross profit margin declined from approximately 36.2% for Fiscal 1994 to approximately 34.8% for Fiscal 1995. The primary factors contributing to this decline were (i) increases in manufacturing and distribution costs incurred in anticipation of a higher than realized volume of sales, (ii) a shift in customer mix, resulting from the substantial growth of several hardware/home-center customers with lower margins and (iii) increased promotional discounting in the fourth quarter of Fiscal 1995. These factors were partially offset by price increases initiated during the beginning of Fiscal 1995.


SELLING, GENERAL AND ADMINISTRATIVE EXPENSES OF CONTINUING OPERATIONS

     Selling, general and administrative expenses in Fiscal 1995 increased approximately $900,000 (1.8%) from the prior year. Selling, general and administrative expenses as a percentage of net revenues declined from 20.7% in Fiscal 1994 to 19.9% in Fiscal 1995. The increase in expenses reflects increased product placement and advertising costs, as well as costs associated with the growth of VIA. The increase was partially offset by the collection of an amount due relating to a 1987 real estate transaction ($1.1 million) which had previously been written off.

NET INTEREST EXPENSE

     Net interest expense increased $1.0 million to $13.5 million in Fiscal 1995 from the Fiscal 1994 level of $12.5 million. The higher year-over-year expense was attributable to higher average borrowings and higher average interest rates.

INCOME TAXES FROM CONTINUING OPERATIONS

     The effective income tax rate increased to 50% in Fiscal 1995 from 45% in Fiscal 1994. The increase occurred primarily because amortization of goodwill, which is not deductible for income tax purposes, represents a higher percentage of income from continuing operations before income taxes.

DISCONTINUED OPERATIONS

     The decline in profits from the Company's molded plastic business operations was primarily due to the significant year-over-year increase in the prices of plastic resin which adversely affected gross profit margin.


LIQUIDITY AND CAPITAL RESOURCES

     During Fiscal 1996, the Company generated approximately $20.2 million from operations including $4.8 million from the Company's molded plastic products business operations, which are being classified as discontinued operations. The comparable results for Fiscal 1995 was $21.7 million including $1.0 million from discontinued operations. Such funds, along with proceeds from the sale of facilities in Lititz, Pennsylvania and Niagara Falls, Canada ($1.8 million), proceeds from the sale of the Company's wireforming business assets and other non essential assets ($1.5 million) and net proceeds from the refinancing of debt ($2.5 million) were used for capital expenditures of approximately $9.8 million including $1.5 million for the discontinued molded plastic business operations, dividend payments of approximately $800,000 and elimination of outstanding borrowings under the Company's bank credit facility. The remaining funds increased the Company's cash balance by approximately $15 million.

     On March 25, 1996, the Company sold $125.0 million of its 9.25% Senior Notes due 2006 ("Senior Notes") at a price of 99.291% of face value in a private offering to institutional investors. Interest on the Senior Notes is payable semi-annually on April 1 and October 1 of each year. The Company used the net proceeds of the Senior

Note offering to (i) repurchase its outstanding 12.70% Notes due 1998 and 7.0% Convertible Subordinated Note due 2002 and (ii) to repay substantially all amounts outstanding under its revolving credit facility. Concurrently with closing the sale of the 9.25% Senior Notes, the Company entered into an amendment to its revolving credit facility, which consolidated the outstanding debt and borrowing capacity of the Company and its wholly-owned subsidiaries and revised certain financial covenants (as so amended, the "Revolving Credit Facility"). In November 1996, the Company and its lender banks (the "Bank Group") agreed to certain modifications of the Revolving Credit Facility. The Revolving Credit Facility was reduced to a maximum credit line of $35 million from a level of $75 million under the original agreement. The maximum outstanding balance of the Revolving Credit Facility will equate to 80% of eligible accounts receivable as determined at the end of each calendar month. The Revolving Credit Facility provides for a commitment fee of one-half of one percent on the unused portion of the commitment. Borrowings under the Revolving Credit Facility bear interest at the bank's prime rate, or at LIBOR plus 1.25% or 1.5%, depending on the Company's borrowing strategy and the ratio of total debt to cash flow, as defined. Borrowings under the Revolving Credit Facility mature in December 1998. The Senior Notes, as well as the Revolving Credit Facility, contain certain financial covenants that may restrict the sale of assets, payment of dividends, the incurrence of additional indebtedness and certain investments and acquisitions by the Company.

     At December 29, 1996, the Company was not in compliance with certain covenants of the Revolving Credit Facility and such noncompliance has been waived. The Company has suspended the payment of quarterly dividends and does not anticipate paying a cash dividend for the foreseeable future. In order for the Company to pay a dividend, its arrangements with holders of its Senior Notes and the Bank Group would need to be amended. The Company is currently renegotiating with the Bank Group the Revolving Credit Facility and modification of certain covenants. At December 29, 1996, $21.8 million was available for general corporate purposes under the Revolving Credit Facility, net of approximately $11.8 million in outstanding letters of credit. The Company believes it has sufficient borrowing capacity to finance its ongoing operations for the foreseeable future. The Company may, however, require additional funds to finance any acquisitions.

     During fiscal 1997, the Company anticipates it will receive net proceeds of approximately $16 million from the disposal of its molded plastics business assets. Of this amount, the Company received $4 million in January 1997 from the sale of its molded plastic products manufacturing and distribution facility in Phoenix, Arizona.

     The Company has recorded a liability of approximately $3.4 million for environmental remediation and ongoing operation, maintenance and ground water monitoring costs associated with facilities owned or occupied by the Company's cleaning products operations. The Company believes the provision is adequate, but will continue to monitor and adjust the provision, as appropriate, should additional sites be identified or further remediation measures be required or undertaken or interpretation of current laws or regulations be modified.

INFLATION

     Inflation in general was not considered to be a significant factor in the Company's operations during the periods discussed above.

                        EKCO GROUP, INC. AND SUBSIDIARIES
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION



BUSINESS OUTLOOK

     This Annual Report, including "Letter to Shareholders" and "Management's Discussion and Analysis of Results of Operations and Financial Condition," contains forward-looking statements within the meaning of the safe harbor provision of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements. Such factors and uncertainties include, but are not limited to: the impact of the level of the Company's indebtedness; restrictive covenants contained in the Company's various debt documents; general economic conditions and conditions in the retail environment; the Company's dependence on a few large customers; price fluctuations in the raw materials used by the Company; competitive conditions in the Company's markets; the timely introduction of new products; the impact of competitive products and pricing; certain assumptions related to consumer purchasing patterns; the seasonal nature of the Company's business; and the impact of federal, state and local environmental requirements (including the impact of current or future environmental claims against the Company). As a result, the Company's operating results may fluctuate especially when measured on a quarterly basis. These forward-looking statements represent the Company's best estimate as of the date of this Annual Report. The Company assumes no obligation to update such estimates except as required by the rules and regulations of the Securities and Exchange Commission.

                        EKCO GROUP, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                                                DECEMBER 29,           DECEMBER 31,
                                                                                    1996                   1995
                                                                                -----------            -----------
                                                                                      (AMOUNTS IN THOUSANDS,
                                                                                      EXCEPT PER SHARE DATA)

                                                         ASSETS
Current assets
  Cash and cash equivalents                                                       $ 15,706               $    142
  Accounts receivable, net of allowance for
    doubtful accounts of $760 and $948, respectively                                42,182                 38,590
  Inventories                                                                       47,422                 40,989
  Prepaid expenses and other current assets                                          6,180                  6,685
  Deferred income taxes                                                             10,857                  4,361
  Net assets of discontinued operations                                             17,030                 48,658
                                                                                   -------               --------
    Total current assets                                                           139,377                139,425

Property and equipment, net                                                         34,998                 38,076
Property held for sale or lease, net of
  accumulated depreciation of $2,079                                                     -                  2,830
Other assets                                                                         6,569                  5,955
Excess of cost over fair value of net assets acquired,
  net of accumulated amortization of $28,690 and
  $25,054, respectively                                                            111,132                114,772
                                                                                  --------               --------
    Total assets                                                                  $292,076               $301,058
                                                                                  ========               ========

                                        LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
  Current portion of long-term obligations                                        $      -               $ 18,000
  Accounts payable                                                                  18,395                 14,325
  Accrued expenses                                                                  28,688                 21,755
  Income taxes                                                                       2,651                    538
                                                                                   -------               --------
    Total current liabilities                                                       49,734                 54,618
                                                                                   -------               --------
Long-term obligations, less current portion                                        124,182                 96,700
                                                                                   -------               --------
Other long-term liabilities                                                         11,052                  9,859
                                                                                   -------               --------
Series B ESOP Convertible Preferred Stock, net;
  outstanding 1,439 shares and 1,488 shares,
  respectively, redeemable at $3.61 per share                                        4,098                  3,458
                                                                                   -------               --------
Commitments and contingencies                                                            -                      -
                                                                                   -------               --------
Minority interest                                                                      495                    498
                                                                                   -------               --------
Stockholders' equity
  Common stock, $.01 par value; outstanding
    18,580 shares and 18,414 shares, respectively                                      186                    184
  Capital in excess of par value                                                   107,622                106,916
  Cumulative translation adjustment                                                    869                    929
  Retained earnings (deficit)                                                       (1,352)                33,614
  Unearned compensation                                                             (2,963)                (3,970)
  Pension liability adjustment                                                      (1,847)                (1,748)
                                                                                  --------               --------
                                                                                   102,515                135,925
                                                                                  --------               --------
    Total liabilities and stockholders' equity                                    $292,076               $301,058
                                                                                  ========               ========




     See accompanying notes to consolidated financial statements.

                                                 EKCO GROUP, INC. AND SUBSIDIARIES
                                               CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                      FISCAL YEARS ENDED
                                                                      DECEMBER 29,             DECEMBER 31,           JANUARY 1,
                                                                         1996                      1995                  1995
                                                                      -----------              -----------            ---------
                                                                             (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net revenues                                                             $249,870                 $247,004              $233,527
Costs and expenses                                                       --------                 --------              --------
  Cost of sales                                                           164,505                  160,933               148,935
  Selling, general and administrative                                      59,737                   49,152                48,286
  Special charges                                                           9,877                        -                     -
  Amortization of excess of cost over
    fair value                                                              3,636                    3,636                 3,637
                                                                         --------                 --------              --------
                                                                          237,755                  213,721               200,858
                                                                         --------                 --------              --------
Income before interest and income taxes                                    12,115                   33,283                32,669
                                                                         --------                 --------              --------
Net interest expense
  Interest expense                                                         12,565                   13,590                12,824
  Investment income                                                          (149)                     (97)                 (333)
                                                                         --------                 --------              --------
                                                                           12,416                   13,493                12,491
                                                                         --------                 --------              --------
Income (loss) from continuing operations
  before income taxes and extraordinary
  charges                                                                    (301)                  19,790                20,178
Income taxes                                                                2,370                    9,828                 9,102
                                                                         --------                 --------              --------
Income (loss) from continuing operations
  before extraordinary charge                                              (2,671)                   9,962                11,076
Discontinued operations
  Income (loss) from operations of
    discontinued operations, net of tax
    benefits (expense) of $1,928; 1,934;
    (710)                                                                 (24,720)                  (1,917)                  347
  Loss on disposal net of tax
    benefit of $1,925                                                      (3,575)                       -                     -
                                                                         --------                 --------              --------
Income (loss) before extraordinary
  charges                                                                 (30,966)                   8,045                11,423
Extraordinary charge for early retirement
  of debt, net of tax benefit of $2,139                                    (3,208)                       -                     -
                                                                         --------                 --------              --------
Net income (loss)                                                        $(34,174)                $  8,045              $ 11,423
                                                                         ========                 ========              ========
Per share data
  Income (loss) from continuing operations
    before extraordinary charge                                            $(0.14)                   $0.49                 $0.55
  Income (loss) from operations of
    discontinued operations                                                 (1.34)                   (0.09)                 0.02
  (Loss) on disposal of business                                            (0.19)                       -                     -
                                                                           ------                     ----                  ----
  Income (loss) before extraordinary charge                                 (1.67)                     .40                   .57
  Extraordinary charge                                                      (0.18)                       -                     -
                                                                           ------                    -----                  ----
  Net income (loss)                                                        $(1.85)                   $ .40                 $ .57
                                                                           ======                    =====                  ====

Weighted average number of shares used
  in computation of per share data                                         18,489                   20,318                20,115
                                                                           ======                   ======                ======




          See accompanying notes to consolidated financial statements.


                                                 EKCO GROUP, INC. AND SUBSIDIARIES
                                          CONSOLITTED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                         COMMON          CAPITAL IN     CUMULATIVE
                                                                       STOCK, PAR         EXCESS OF    TRANSLATION
                                                           SHARES      VALUE $.01         PAR VALUE     ADJUSTMENT
                                                           ------      ----------        ----------      ---------
                                                                           (AMOUNTS IN THOUSANDS)
  Beginning balance, January 2, 1994                       17,844           $178          $104,202          $1,091
  Shares issued under employee common
   stock purchase and option plans                            148              2               643               -
  Income tax reductions relating to
   stock plans                                                  -              -               327               -
  Treasury shares issued upon preferred
   stock conversions                                           77              1               276               -
  Net income for the year                                       -              -                 -               -
  Foreign currency translation adjustment                       -              -                 -            (320)
  Unearned compensation relating to
   common stock purchases by employee
   stock ownership plan                                         -              -                 -               -
  Amortization of unearned compensation                         -              -                 -               -
  Pension liability adjustment                                  -              -                 -               -
                                                           ------            ---           -------            ----
  Balance, January 1, 1995                                 18,069            181           105,448             771

  Shares issued under common stock purchase
   and option plans and dividend re-
   investment                                                 226              2               769               -
  Net shares issued under restricted common
   stock purchase plans                                       243              2             1,515               -
  Income tax reductions relating to stock
   plans                                                        -              -                74               -
  Shares issued upon preferred stock
   conversion                                                  80              1               288               -
  Purchases of treasury stock                                (204)            (2)           (1,178)              -
  Net income for the year                                       -              -                 -               -
  Dividends paid                                                -              -                 -               -
  Foreign currency translation adjustment                       -              -                 -             158
  Amortization of unearned compensation                         -              -                 -               -
  Pension liability adjustment                                  -              -                 -               -
                                                           ------            ---           -------             ---
  Balance, December 31, 1995                               18,414            184           106,916             929
  Shares issued under employee common
    stock purchase and option plans and
    dividend reinvestment                                      90              1               360               -


                                                                 RETAINED                             PENSION
                                                                 EARNINGS           UNEARNED         LIABILITY
                                                                (DEFICIT)         COMPENSATION       ADJUSTMENT
                                                                ---------         ------------       ----------
                                                                               (AMOUNTS IN THOUSANDS)
  Beginning balance, January 2, 1994                              $15,749            $(2,452)         $(1,904)
  Shares issued under employee common
   stock purchase and option plans                                      -                  -                -
  Income tax reductions relating to
   stock plans                                                          -                  -                -
  Treasury shares issued upon preferred
   stock conversions                                                    -                  -                -
  Net income for the year                                          11,423                  -                -
  Foreign currency translation adjustment                               -                  -                -
  Unearned compensation relating to
   common stock purchases by employee
   stock ownership plan                                                 -               (950)               -
  Amortization of unearned compensation                                 -                434                -
  Pension liability adjustment                                          -                  -              416
                                                                   ------             ------          -------
  Balance, January 1, 1995                                         27,172             (2,968)          (1,488)

  Shares issued under common stock purchase
   and option plans and dividend re-
   investment                                                           -                  -                -
  Net shares issued under restricted common
   stock purchase plans                                                 -             (1,437)               -
  Income tax reductions relating to stock
   plans                                                                -                  -                -
  Shares issued upon preferred stock
   conversion                                                           -                  -                -
  Purchases of treasury stock                                           -                  -                -
  Net income for the year                                           8,045                  -                -
  Dividends paid                                                   (1,603)                 -                -
  Foreign currency translation adjustment                               -                  -                -
  Amortization of unearned compensation                                 -                435                -
  Pension liability adjustment                                          -                  -             (260)
                                                                   ------             ------          -------
  Balance, December 31, 1995                                       33,614             (3,970)          (1,748)
  Shares issued under employee common
    stock purchase and option plans and
    dividend reinvestment                                               -                  -                -



 Net shares issued under restricted
    common stock purchase plan                        27        -          171        -           -       (168)        -
  Shares issued upon preferred stock
    conversion                                        49        1          175        -           -          -         -
  Net loss for the year                                -        -            -        -     (34,174)         -         -
  Dividends paid                                       -        -            -        -        (792)         -         -
  Foreign currency translation adjustment              -        -            -      (60)          -          -
  Amortization of unearned compensation                -        -            -        -           -      1,175         -
  Pension liability adjustment                         -        -            -        -           -          -       (99)
                                                  ------      ---      -------      ---    --------    -------   -------
  Balance, December 29, 1996                      18,580     $186     $107,622     $869    $ (1,352)   $(2,963)  $(1,847)
                                                  ======     ====     ========     ====    ========    =======   =======


     See accompanying notes to consolidated financial statements.

                        EKCO GROUP, INC. AND SUBSIDIARIES

                                       CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                          FISCAL YEARS ENDED
                                                                            DECEMBER 29,      DECEMBER 31,       JANUARY 1,
                                                                                1996              1995              1995
                                                                            ------------      ------------       ----------
                                                                                        (AMOUNTS IN THOUSANDS)

Cash flows from operating activities
  Net income (loss)                                                          $ (34,174)         $  8,045          $ 11,423
  Adjustments to reconcile net income (loss)
    to net cash provided by operations
       Depreciation                                                              7,374             7,018             7,335
       Amortization of excess of cost over fair value                            3,636             3,636             3,637
       Amortization of deferred finance costs                                      517               590               499
       Other amortization                                                        6,607             6,959             4,870
       Special charges                                                           9,877
       (Income) loss from discontinued operations, net                          28,295             1,917              (347)
       Extraordinary charges, net                                                3,208
       Deferred income taxes                                                    (5,837)            3,388             1,679
       Other                                                                        82              (201)             (102)
       Change in certain assets and liabilities, net
         of effects from acquisition and dispositions
         of businesses, affecting cash provided by
         operations
         Accounts receivable                                                    (3,704)              895            (8,925)
         Inventories                                                            (6,364)              504           (11,080)
         Prepaid marketing costs                                                (4,413)           (4,877)           (4,127)
         Other assets                                                              506              (908)            4,946
         Accounts payable and accrued expenses                                   7,636            (2,871)           (4,717)
         Income taxes payable                                                    2,114            (3,395)             (931)
                                                                             ---------          --------          --------
  Net cash provided by (used in) operating activities
    Continuing operations                                                       15,360            20,700             4,160
    Discontinued operations                                                      4,823             1,020            (1,757)
                                                                             ---------          --------          --------
       Net cash provided by operating
         activities                                                             20,183            21,720             2,403
                                                                             ---------          --------          --------
Cash flows from investing activities
  Proceeds from sale of property and equipment                                   3,306             3,300             5,219
  Capital expenditures for continuing operations                                (8,320)           (8,566)           (8,503)
  Capital expenditures for discontinued operations                              (1,490)           (4,086)           (2,603)
                                                                             ---------          --------          --------
    Net cash used in investing activities                                       (6,504)           (9,352)           (5,887)
                                                                             ---------          --------          --------
Cash flows from financing activities
  Proceeds from issuance of note payable and
    long-term obligations                                                      125,101            35,183            32,118
  Proceeds from sale of investment held as
    collateral                                                                       -             3,600                 -
  Payments of dividends                                                           (792)           (1,603)                -
  Purchases of treasury stock                                                        -            (1,180)                -
  Purchase of common stock for Employee Stock
    Ownership Plan                                                                   -                 -              (950)
  Payments of note and long-term obligations                                  (122,781)          (48,627)          (29,417)
  Other                                                                            361               259             1,484
                                                                             ---------          --------          --------
    Net cash provided by financing activities                                    1,889           (12,368)            3,235
Effect of exchange rate changes on cash                                             (4)               13                51
                                                                             ---------          --------          --------
Net increase (decrease) in cash and cash equivalents                            15,564                13              (198)
Cash and cash equivalents at beginning of year                                     142               129               327
                                                                             ---------          --------          --------
Cash and cash equivalents at end of year                                     $  15,706          $    142          $    129
                                                                             =========          ========          ========
Cash paid during the year for
  Interest                                                                   $   9,851          $ 12,557          $ 12,050
  Income taxes                                                                     184             7,912             9,061


See accompanying notes to consolidated financial statements.

                        EKCO GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its subsidiaries (the "Company"). The Company's principal operating subsidiaries are wholly-owned Ekco Housewares, Inc. ("Housewares"), Kellogg Brush Manufacturing Co. and subsidiaries ("Kellogg"), and majority-owned Woodstream Corporation ("Woodstream"). On January 31, 1997, the Company's Board of Directors approved management's plan to dispose of the Company's molded plastic products business [wholly-owned subsidiary Ekco Consumer Plastics, Inc. (formerly Frem Corporation)]. Accordingly, prior year financial information has been restated to reflect the operations of the molded plastic products business as discontinued operations (see Note 2). All significant intercompany accounts and transactions have been eliminated.

BASIS OF PRESENTATION

     The Company uses a 52-53 week fiscal year ending on the Sunday nearest December 31. Accordingly, the accompanying consolidated financial statements include the fiscal years ended December 29, 1996 ("Fiscal 1996"), December 31, 1995 ("Fiscal 1995") and January 1, 1995 ("Fiscal 1994").

CASH AND CASH EQUIVALENTS

     The Company considers all short-term investments which have an original maturity of 90 days or less to be cash equivalents.

MARKET EXPANSION PROGRAMS AND ADVERTISING COSTS

     The Company incurs certain costs in connection with maintaining and expanding its market position. These costs are deferred and amortized using the straight-line method over the lesser of the period of benefit or the program period. Program periods currently range from one to three years. It is the Company's policy to periodically review and evaluate whether the benefits associated with these costs are expected to be realized and that continued deferral and amortization is justified. Approximately $2.9 million and $3.5 million of these costs are included in prepaid expenses at December 29, 1996 and December 31, 1995, respectively.

     The Company expenses all advertising costs as incurred.

INVENTORIES

     Inventories are stated at the lower of cost or market. Cost is determined on a first-in, first-out ("FIFO") basis for all subsidiaries except for Kellogg, whose cost is determined on a last-in, first-out ("LIFO") basis.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. The Company provides for depreciation and amortization over the estimated useful lives of assets or terms of capital leases on the straight-line method. Improvements are capitalized, while repair and maintenance costs are charged to operations. When assets are retired or disposed of, the cost and accumulated depreciation thereon are removed from the accounts, and gains or losses, if any, are included in operations.

INTANGIBLE ASSETS

     The excess of cost over fair value of net assets acquired ("goodwill") is being amortized over 30 to 40 year periods. It is the Company's policy to periodically review and evaluate the recoverability of goodwill by assessing long-term trends of profitability and undiscounted cash flows and to determine whether the amortization of goodwill over its remaining life can be recovered through expected future results of operations and cash flows.

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

TRANSLATION OF FOREIGN CURRENCY

     The assets and liabilities of the Company's foreign subsidiaries are translated at year-end exchange rates. Income and expenses are translated at exchange rates prevailing during the year. The resulting net translation adjustment for each year is included as a separate component of stockholders' equity.

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

(2) DISCONTINUED OPERATIONS

     On January 31, 1997, the Company's Board of Directors approved management's plan to dispose of the Company's molded plastic products business. Accordingly, the Company has reported the results of the operations of the molded plastic products business and the loss on disposal as discontinued operations and prior year financial information has been similarly restated. The Company's manufacturing and distribution facility in Phoenix, Arizona was sold in January, 1997 for approximately $4 million. The Company has also entered into a letter of intent to sell substantially all of the remaining assets of its molded plastic products business.

     Net assets of discontinued operations classified separately in the consolidated balance sheets are summarized as follows:

                                                                  DECEMBER 29, 1996        DECEMBER 31, 1995
                                                                  -----------------        -----------------
                                                                             (AMOUNTS IN THOUSANDS)

Accounts receivable, net                                               $ 4,210                   $ 5,233
Inventories                                                              6,138                     6,576
Prepared expenses and other current assets                                  67                        34
Property and equipment, net                                             16,743                    18,304
Excess of cost over fair value                                               -                    21,828
Accounts payable                                                        (2,416)                   (1,361)
Accrued expenses                                                        (2,212)                   (1,956)
Loss on disposal                                                        (5,500)                        -
                                                                       -------                   -------
                                                                       $17,030                   $48,658
                                                                       =======                   =======


     Certain information with respect to statements of operations from discontinued operations is summarized as follows:

                                                             FISCAL 1996           FISCAL 1995           FISCAL 1994
                                                             -----------           -----------           -----------
                                                                             (AMOUNTS IN THOUSANDS)

Net revenues                                                  $ 26,764               $30,991               $33,521
                                                              --------               -------               -------
Cost of sales                                                   26,758                30,410                26,516
Selling, general and administrative                              3,325                 3,631                 5,147
Special charges                                                 22,728                     -                     -
Goodwill amortization                                              601                   801                   801
                                                              --------               -------               -------
                                                                53,412                34,842                32,464
                                                              --------               -------               -------
Income (loss) before income taxes                              (26,648)               (3,851)                1,057
Income taxes (benefit)                                          (1,928)               (1,934)                  710
                                                              --------               -------               -------
Income (loss) from discontinued operations                    $(24,720)              $(1,917)              $   347
                                                              ========               =======               =======


     The special charge of $22.7 million (principally goodwill) was a reduction in the third quarter of Fiscal 1996 of the carrying value of the molded plastic products business. Under the provisions of Statement of Financial
Accounting Standard No. 121, which establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets, the Company determined in the third quarter of Fiscal 1996 that an adjustment to the carrying value of the molded plastic products business was required.

     The charge in Fiscal 1996 for loss on disposal of the molded plastic business includes the following (amounts in thousands):


  Carrying value of net assets in excess of
    anticipated proceeds                                                             $3,300
  Expenses of asset disposal and anticipated
    operating loss for the period December 29, 1996
    through the estimated date of disposal                                            2,200
                                                                                     ------
  Loss on disposal before taxes                                                       5,500
  Income tax benefit                                                                  1,925
                                                                                     ------
  Loss on disposal                                                                   $3,575
                                                                                     ======

(3) INVENTORIES

         The components of inventory were as follows:

                                                                    DECEMBER 29, 1996              DECEMBER 31, 1995
                                                                    -----------------              -----------------
                                                                                 (AMOUNTS IN THOUSANDS)

         Raw materials                                                    $ 9,628                      $ 8,965
         Work in process                                                    3,253                        2,801
         Finished goods                                                    34,541                       29,223
                                                                          -------                      -------
                                                                          $47,422                      $40,989
                                                                          =======                      =======


         At December 29, 1996, and December 31, 1995, inventories carried under the LIFO method represented approximately 21.8% and 19.6%, respectively, of total year-end inventories. The effect of using LIFO for these inventories for Fiscal 1996 and Fiscal 1995 was immaterial to the financial position and results of operations of the Company. During Fiscal 1996 and Fiscal 1995, there was no effect on net income from liquidation of LIFO layers.


(4) PROPERTY AND EQUIPMENT, NET

         Property and equipment consisted of the following:

                                                                   DECEMBER 29, 1996              DECEMBER 31, 1995
                                                                    -----------------              -----------------
                                                                                 (AMOUNTS IN THOUSANDS)

         Property and equipment at cost
           Land, buildings and improvements                               $14,623                      $15,757
           Equipment, furniture and fixtures                               58,963                       54,235
                                                                          -------                      -------
                                                                           73,586                       69,992
         Less accumulated depreciation and
           amortization                                                    38,588                       31,916
                                                                          -------                      -------
                                                                          $34,998                      $38,076
                                                                          =======                      =======



(5) LONG-TERM OBLIGATIONS AND OTHER LONG-TERM LIABILITIES

         Long-term obligations consisted of the following:

                                                                   DECEMBER 29, 1996              DECEMBER 31, 1995
                                                                    -----------------              -----------------
                                                                                 (AMOUNTS IN THOUSANDS)

         Revolving Credit Facility                                       $      -                     $ 32,693
         9.25% Senior Notes, due 2006 (net
           of unamortized discount of $818)                               124,182                            -
         12.7% Notes, due 1998                                                  -                       60,000
         7% Convertible Subordinated Note,
           due 2002                                                             -                       22,000
         Other                                                                  -                            7
                                                                         --------                     --------
                                                                          124,182                      114,700
         Less current portion                                                   -                       18,000
                                                                         --------                     --------
                                                                         $124,182                     $ 96,700
                                                                         ========                     ========


         Other long-term liabilities consisted of the following:

         Accrued pension cost (see Note 8)                                $ 2,327                       $1,950
         Deferred income taxes                                              2,028                        1,369
         Other long-term liabilities                                        6,697                        6,540
                                                                          -------                       ------
                                                                          $11,052                       $9,859
                                                                          =======                       ======

    On March 25, 1996, the Company sold $125.0 million of its 9.25% Senior Notes due 2006 ("Senior Notes") at a price of 99.291% of face value in a private offering to institutional investors. Interest on the Senior Notes is payable semi-annually on April 1 and October 1 of each year. The Company used the net proceeds of the Senior Note offering to (i) repurchase its outstanding 12.70% Notes due 1998 and 7.0% Convertible Subordinated Note due 2002 and (ii) to repay substantially all amounts outstanding under its revolving credit facility. Concurrently with closing the sale of the 9.25% Senior Notes, the Company entered into an amendment to its revolving credit facility, which amendment consolidated the outstanding debt and borrowing capacity of the Company and its wholly-owned subsidiaries, and revised certain financial covenants (as so amended, the "Revolving Credit Facility"). In November 1996, the Company and its lender banks (the "Bank Group") agreed to certain modifications of the Revolving Credit Facility. The Revolving Credit Facility was reduced to a maximum credit line of $35 million from a level of $75 million under the original agreement. The maximum outstanding balance of the Revolving Credit Facility will equate to 80% of eligible accounts receivable as determined at the end of each calendar month. The Revolving Credit Facility provides for a commitment fee of one-half of one percent on the unused portion of the commitment. Borrowings under the Revolving Credit Facility bear interest at the bank's prime rate, or at LIBOR plus 1.25% or 1.5%, depending on the Company's borrowing strategy and the ratio of total debt to cash flow, as defined. Borrowings under the Revolving Credit Facility mature in December 1998. The Senior Notes, as well as the Revolving Credit Facility, contain certain financial covenants that may restrict the sale of assets, payment of dividends, the incurrence of additional indebtedness and certain investments and acquisitions by the Company.

As of December 29, 1996, $21.8 million was available for general corporate purposes under the Revolving Credit Facility, net of approximately $11.8 million in outstanding letters of credit.

Borrowings under the Revolving Credit Facility are collateralized by substantially all of the assets of the Company. The Revolving Credit Facility contains certain financial and operating covenants. The most restrictive covenant requires the Company to maintain a minimum level of cash flow.

At December 29, 1996, the Company was not in compliance with certain covenants of the Revolving Credit Facility and such noncompliance has been waived. The Company has suspended the payment of quarterly dividends and does not anticipate paying cash dividends for the foreseeable future. In order for the Company to pay a dividend, its arrangement with holders of its Senior Notes and the Bank Group would need to be amended. The Company is currently renegotiating with the Bank Group the maximum available borrowings under the Revolving Credit Facility and modification to certain covenants.

The early extinguishment of the 12.7% Notes and 7% Convertible Subordinated Note resulted in an extraordinary charge of $3.2 million consisting of the following:

                                                          (Amounts in thousands)

      Premium on 12.70% Notes, due 1998                           $ 6,511
      Discount on prepayment of 7% Convertible
        Subordinated Note, due 2002                                (3,218)
      Write-off of related unamortized financing
         costs                                                      2,054
                                                                  -------
      Extraordinary charge before income tax benefit                5,347
      Income tax benefit                                            2,139
                                                                  -------
      Net extraordinary charge                                    $ 3,208
                                                                  =======

      Certain information with respect to credit agreements follows:

                                                                 FISCAL 1996           FISCAL 1995         FISCAL 1994
                                                                 -----------           -----------         -----------
                                                                       (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGES)

      Average interest rate of borrowings
         outstanding at end of year                                     N/A                 7.48%               8.20%
      Maximum amount of borrowings
         outstanding at any month-end                               $31,909              $56,533              $42,434
      Average aggregate borrowings during
        the year                                                    $ 9,390              $43,392              $38,391
      Weighted average interest rate
        during the year                                               7.68%                 8.08%               6.51%


(6) ACCRUED EXPENSES

          Accrued expenses consisted of the following:

                                                                 DECEMBER 29, 1996              DECEMBER 31, 1995
                                                                 -----------------              -----------------
                                                                              (AMOUNTS IN THOUSANDS)

Payroll                                                               $ 5,033                        $ 2,325
Compensated absences                                                    1,755                          1,787
Sales and promotional allowances                                        6,393                          5,726
Provisions related to consolidation of
  cleaning business                                                     1,697                              -
Interest and non-income taxes                                           4,326                          3,593
Insurance                                                               2,516                          2,318
Professional fees                                                         715                            566
Provision for environmental matters                                     1,782                          2,099
Other                                                                   4,471                          3,341
                                                                      -------                        -------
                                                                      $28,688                        $21,755
                                                                      =======                        =======


(7) INCOME TAXES

         Total income tax expense (benefit) for Fiscal 1996, Fiscal 1995 and
Fiscal 1994 was allocated as follows:

                                                                     FISCAL 1996           FISCAL 1995           FISCAL 1994
                                                                     -----------           -----------           -----------
                                                                                     (AMOUNTS IN THOUSANDS)

Income (loss) from continuing operations                               $ 2,370               $ 9,828                $9,102
Income (loss) from discontinued operations                              (1,928)               (1,934)                  710
Income (loss) from disposal of discontinued
  operation                                                             (1,925)                    -                     -
Extraordinary charge for early retirement
  of debt                                                               (2,139)                    -                     -
Stockholders' equity, for compensation
  expense for tax purposes in excess of
  amounts recognized for financial reporting
  purposes                                                                   -                   (74)                 (327)
                                                                       -------               -------                ------
                                                                       $(3,622)              $ 7,820                $9,485
                                                                       =======               =======                ======

         A reconciliation of the provision for income taxes from continuing operations to the statutory income tax rate applied to combined domestic and foreign income before income taxes for Fiscal 1996, Fiscal 1995 and Fiscal 1994 was as follows:

                                                          FISCAL 1996       FISCAL 1995        FISCAL 1994
                                                          -----------       -----------        -----------
                                                                    (AMOUNTS IN THOUSANDS, EXCEPT
                                                                            PERCENTAGES)

Income (loss) from continuing operations
  before income taxes
      Domestic                                               $ (19)           $20,408            $20,819
      Foreign                                                 (282)              (618)              (641)
                                                             -----            -------            -------
                                                             $(301)           $19,790            $20,178
                                                             =====            =======            =======

Federal income tax (credit) at normal rates                    (35%)               35%                35%
State income taxes, net of federal benefit                     141%                 5%                 4%
Difference between foreign and
  federal effective rates                                       30%                 1%                 -
Amortization of excess of cost over fair value                 423%                 6%                 6%
Special charges                                                227%                 -                  -
Other                                                            1%                 3%                 -
                                                             -----            -------            -------
                                                               787%                50%                45%
                                                             =====            =======            =======


The components of the provision for income taxes for continuing operations were as follows:
                                                       FEDERAL          STATE         FOREIGN        TOTAL
                                                       -------         -------        -------       -------
                                                                        (AMOUNTS IN THOUSANDS)
FISCAL 1996
-----------
Current                                                $ 4,189          1,688          $ (8)        $ 5,869
Deferred                                                (2,608)          (891)            -          (3,499)
                                                       -------         ------          ----         -------
                                                       $ 1,581         $  797          $ (8)        $ 2,370
                                                       =======         ======          ====         =======
FISCAL 1995
-----------
Current                                                $ 5,986         $  993          $(41)        $ 6,938
Deferred                                                 2,562            312            16           2,890
                                                       -------         ------          ----         -------
                                                       $ 8,548         $1,305          $(25)        $ 9,828
                                                       =======         ======          ====         =======
FISCAL 1994
-----------
Current                                                $ 6,622         $1,023          $(96)        $ 7,549
Deferred                                                 1,216            292            45           1,553
                                                       -------         ------          ----         -------
                                                       $ 7,838         $1,315          $(51)        $ 9,102
                                                       =======         ======          ====         =======


         The significant components of deferred income tax expense attributable to income from continuing operations for Fiscal 1996, Fiscal 1995 and Fiscal
1994 were as follows:

                                                            FISCAL 1996        FISCAL 1995        FISCAL 1994
                                                            -----------        -----------        -----------
                                                                         (AMOUNTS IN THOUSANDS)

Depreciation                                                  $   644             $1,713            $(1,135)
Inventory                                                        (516)               193               (406)
Benefit plans                                                     167                (72)              (240)
Accruals, provisions and other liabilities                      4,461              1,414              3,542
Other                                                          (1,257)              (358)              (208)
                                                              -------             ------            -------
                                                              $ 3,499             $2,890            $ 1,553
                                                              =======             ======            =======


         The tax effects of temporary differences and carry forwards that give rise to significant portions of net deferred tax asset (liability) consisted of the following:

                                                                       DECEMBER 29, 1996       DECEMBER 31, 1995
                                                                       -----------------       -----------------
                                                                                 (AMOUNTS IN THOUSANDS)

Receivables                                                                  $   244                $   341
Inventory 846                                                                  1,322
Benefit plans                                                                  3,572                  3,405
Accruals, provisions and other liabilities                                    10,046                  3,385
Depreciation                                                                  (5,005)                (5,663)
Other                                                                           (874)                   202
                                                                             -------                -------
                                                                             $ 8,829                $ 2,992
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

         At December 29, 1996 and December 31, 1995, the Company reported, as a separate component of stockholders' equity, the amount of the additional liability in excess of the unrecognized prior service costs of its pension plans.


Net pension expense consisted of the following:

                                                                   FISCAL 1996       FISCAL 1995       FISCAL 1994
                                                                   -----------       -----------       -----------
                                                                              (AMOUNTS IN THOUSANDS)
U.S. defined benefit plans
   Service cost-benefits earned during the period                     $ 232             $ 211             $ 257
                                                                      -----             -----             -----
   Interest accrued on projected benefit obligation                     607               597               559
                                                                      -----             -----             -----
   Expected return on assets
         Actual return                                                 (516)             (582)             (196)
         Unrecognized gain (loss)                                       (32)               69              (368)
                                                                      -----             -----             -----
                                                                       (548)             (513)             (564)
   Amortization of prior service cost and
     unrecognized loss                                                  390               110               120
   Settlement loss                                                       38                89               138
                                                                      -----             -----             -----
U.S. defined benefit plans, net                                         719               494               510
Canadian defined benefit plan                                             2                (2)               (7)
U.S. defined contribution plans                                         150               113               127
                                                                      -----             -----             -----
Total net pension expense                                             $ 871             $ 605             $ 630
                                                                      =====             =====             =====

         The following sets forth the funded status of the Company's defined benefit pension plans and amounts recognized in the consolidated balance sheets:


                                                              DECEMBER 29, 1996                   DECEMBER 31, 1995
                                                       ------------------------------       -----------------------------
                                                       PLANS WITH         PLANS WITH        PLANS WITH        PLANS WITH
                                                       ASSETS             ACCUMULATED       ASSETS            ACCUMULATED
                                                       EXCEEDING          BENEFITS          EXCEEDING         BENEFITS
                                                       ACCUMULATED        EXCEEDING         ACCUMULATED       EXCEEDING
                                                       BENEFITS           ASSETS            BENEFITS          ASSETS
                                                       -----------        -----------       -----------       -----------
                                                                              (AMOUNTS IN THOUSANDS)
Accumulated benefit obligation
   Vested                                                $(1,708)           $(7,294)          $(1,595)          $(6,938)
   Nonvested                                                  (2)               (87)              (38)              (65)
                                                         -------            -------           -------           -------
         Total                                            (1,710)            (7,381)           (1,633)           (7,003)

Effect of projected
  compensation increases                                    (259)                 -              (260)                -
                                                         -------            -------           -------           -------
Projected benefit obligation                              (1,969)            (7,381)           (1,893)           (7,003)
Plan assets                                                2,510              5,001             2,534             4,844
                                                         -------            -------           -------           -------
Plan assets in excess of (less than)
  projected benefit obligations                              541             (2,380)              641            (2,159)
Unrecognized actuarial net gain (losses)                    (107)             1,865              (211)            1,915
Unrecognized prior service cost                               99                 35               107                42
Additional liability                                           -             (1,847)                -            (1,748)
                                                         -------            -------           -------           -------
Prepaid (accrued) pension cost included
  in consolidated balance sheet                          $   533            $(2,327)          $   537           $(1,950)
                                                         =======            =======           =======           =======

         Plan assets are invested primarily in pooled funds maintained by insurance companies. The projected benefit obligation was determined using an assumed discount rate of 7.5%. The nature of the domestic pension plans is such that an estimate of future compensation increases is not required. The assumed long-term rate of return on plan assets was 9%. At December 29, 1996, the various plans held an aggregate of 11,410 shares of the Company's common stock.

         The Company sponsors defined benefit post-retirement health and life insurance plans that cover certain retired and active employees. The Company expects to continue these benefits indefinitely, but reserves the right to amend or discontinue all or any part of the plans at any time.

         In accordance with Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Post-retirement Benefits Other Than Pensions" ("FAS 106"), the cost of these benefits are recognized in the financial statements during the employees' active working lives. The Company's funding policy for these plans is on a pay-as-you-go basis.

         The following sets forth the amounts recognized in the consolidated balance sheets for the Company's post-retirement benefit plans:


                                                                          DECEMBER 29, 1996        DECEMBER 31, 1995
                                                                          -----------------        -----------------
                                                                                     (AMOUNTS IN THOUSANDS)

      Accumulated post-retirement benefit obligation
        Fully eligible active employees                                         $  765                   $  778
        Retirees                                                                 1,035                    1,103
        Other active employees                                                     649                      658
                                                                                ------                   ------
                                                                                 2,449                    2,539
      Plan assets                                                                   -                        -
      Unrecognized net (gain) loss                                                 137                      (29)
                                                                                ------                   ------
      Accrued post-retirement benefit cost                                      $2,586                   $2,510
                                                                                ======                   ======


Post-retirement benefit expense consisted of the following:

                                                                     FISCAL 1996      FISCAL 1995      FISCAL 1994
                                                                     -----------      -----------      -----------
                                                                                 (AMOUNTS IN THOUSANDS)
      Service cost (benefits attributed to
       employee services during the year)                                $ 51             $ 43             $ 46
      Interest expense on the accumulated
       post-retirement benefit obligation                                 172              182              199
                                                                         ----             ----             ----
      Net periodic post-retirement benefit
       expense                                                           $223             $225             $245
                                                                         ====             ====             ====


         The discount rates used in determining the accumulated post-retirement benefit obligation as of December 29, 1996 and December 31, 1995 was 7.5%. The Company subsidy is a defined dollar amount and will not increase in the future; therefore, no medical trend rate has been assumed and the results of the calculation of the plan liabilities will not be affected by future medical cost trends. The pay-as-you-go expenditures for post-retirement benefits were $147,000, $484,000 and $415,000 for Fiscal 1996, Fiscal 1995 and Fiscal 1994,
respectively.

In accordance with Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Post-employment Benefits" ("FAS 112"), the Company accrues benefits provided to former or inactive employees after employment but before retirement. The ongoing impact of FAS 112 does not have a material effect on earnings.

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

SERIES B ESOP CONVERTIBLE PREFERRED STOCK

         The Company sold 1.8 million shares of the Series B ESOP Convertible Preferred Stock at a price of $3.61 per share to the ESOP trust in 1989. At December 29, 1996, approximately 1.4 million shares of the Company's common stock were reserved for conversion of Series B ESOP Convertible Preferred Stock.

         An unearned ESOP compensation amount is reported as an offset to the Series B ESOP Convertible Preferred Stock amount in the consolidated balance sheets. The unearned compensation is being amortized as shares in the Series B ESOP Convertible Preferred Stock are allocated to employees. Shares are allocated ratably over the life of the ESOP Loan or, if less, the actual period of time over which the indebtedness is repaid. The allocation of shares is based upon a formula equal to a percentage of the Company's payroll costs. The percentage is determined by the Company's Board of Directors annually and may require principal prepayments. The Company's Board of Directors approved principal prepayments of $522,000, $567,000 and $477,000 for Fiscal 1996, Fiscal 1995 and Fiscal 1994 to be paid in 1997, 1996 and 1995, respectively. For Fiscal 1996, Fiscal 1995 and Fiscal 1994, $816,000, $652,000 and $687,000,
respectively, has been charged to operations. The actual cash contributions, excluding the above mentioned prepayments, to the ESOP by the Company during Fiscal 1996, Fiscal 1995 and Fiscal 1994 were $453,000, $302,000, and $390,000, respectively.

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

         Series B ESOP Convertible Preferred Stock, net, consisted of the following:

                                                             DECEMBER 29, 1996            DECEMBER 31, 1995
                                                             -----------------            -----------------
                                                                          (AMOUNTS IN THOUSANDS)

    Series B ESOP Convertible Preferred Stock,
     par value $.01                                               $ 5,196                       $ 5,372
    Unearned compensation                                          (1,098)                       (1,914)
                                                                  -------                       -------
                                                                  $ 4,098                       $ 3,458
                                                                  =======                       =======


ESOP COMMON STOCK

         In October 1990, the Company's Board of Directors authorized the Trustee of the ESOP to purchase up to 1.0 million shares of the Company's common stock. The Company financed the purchase through a 20-year 10% loan from the Company to the ESOP. The ESOP has purchased, in open market transactions, a total of 1.0 million shares of the Company's common stock at a total cost of approximately $3.3 million. Unearned compensation equal to such cost (included as a component of stockholders' equity) is being amortized as shares of the Company's common stock are allocated to employee accounts. Shares are allocated ratably over the life of the loan or, if less, the actual period of time over which the indebtedness is repaid, subject to the minimum allocation of 50,000 shares in any one year. For each of Fiscal 1996, Fiscal 1995 and Fiscal 1994, 50,000 shares were allocated to employees' accounts. For Fiscal 1996, Fiscal 1995 and Fiscal 1994, $165,000, $165,000 and $155,000, respectively, have been charged to operations.

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


COMMON STOCK, $.01 PAR VALUE

         Share information regarding common stock consisted of the following:

                                                  DECEMBER 29, 1996         DECEMBER 31, 1995
                                                  -----------------         -----------------

         Authorized shares                            60,000,000                60,000,000
                                                      ==========                ==========
         Shares issued                                27,996,648                27,854,441
         Shares held in treasury                       9,417,004                 9,440,577
                                                      ----------                ----------
         Shares outstanding                           18,579,644                18,413,864
                                                      ==========                ==========

TREASURY STOCK

         During Fiscal 1995, the Company purchased approximately 205,000 shares of its common stock in open-market transactions at a cost of approximately $1.2 million.

STOCK COMPENSATION PLANS

         At December 29, 1996, the Company has five stock based compensation plans which are described below. The Company applies Accounting Principle Board
Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) and related
Interpretations in accounting for its employee stock compensation plans.
Accordingly, no compensation has been recognized for its stock option plans and its employee stock purchase plan. Compensation costs for its restricted stock purchase plans and 1996 Performance Unit Rights Award Plan are described below.
Since the Company accounts for compensation plans under APB 25, certain pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards Board No. 123 "Accounting for Stock
Based Compensation." (FASB 123) as if the Company had accounted for its compensation plans under the fair value approach of this statement. For the purposes of the pro forma disclosures, the estimated fair value of the compensation plans is amortized to expense over the plans vesting period. The
Company's pro forma information is as follows:

          (amounts in thousands except for earnings per share information):

                                                                       FISCAL 1996          FISCAL 1995
                                                                       -----------          -----------

         Net income (loss)              As reported                     $(34,174)              $8,045
                                        Pro forma                       $(35,891)              $7,869
         Earnings (loss) per
           share                        As reported                     $  (1.85)              $  .40
                                        Pro forma                       $  (1.95)              $  .39


         The fair value of the Company's stock option plans and 1996 Performance Unit Rights Award Plans was estimated at the grant date using a Black-Scholes option pricing model. The estimated weighted average assumptions under that model for Fiscal 1996 and Fiscal 1995 were: volatility factor of the expected market price of the Company's stock of 0.45; zero future dividend yield and risk free interest rates of 5.6%, 5.89%, 6.05% and 6.22%, based on one, two, three and six year strip yields of U.S. Treasury Securities at December 29, 1996. It was also assumed that the stock options have a weighted average expected life of five years and nine months and the Performance Unit Rights Awards have a weighted average expected life of two years and three months.

STOCK OPTION PLANS

         At December 29, 1996, approximately 1.2 million shares of the Company's stock was available for grants of options to employees and directors under the Company's stock option plans. Options granted under the plans are granted at prices not less than 100% of the fair market value (as defined) on the dates the options are granted. Accordingly, under APB 25 no compensation cost is recognized. The pro forma net income impact under FASB 123 is estimated to be $1,183,000 for Fiscal 1996 and $136,000 for Fiscal 1995. Options must be exercised within the period described by the respective stock option plan agreements, but not later than 10 years for certain options and 11 years for others.

         A summary of the Company's stock option activity, and related information for Fiscal 1996 follows:

          (amounts in thousands except for earnings per share information):

                                                                      WEIGHTED
                                                                       AVERAGE
                                                                        OPTION
                                                       SHARES            PRICE
                                                        (000)        PER SHARE
                                                       -------       ---------

Outstanding at beginning of year                        2,551          $6.36
Options granted                                         1,208           4.02
Options exercised                                         (25)          2.38
Options canceled                                         (925)          7.42
                                                       ------
Options outstanding
   at end of year                                       2,809           5.04
                                                       ======
Options exercisable at
 end of year                                            1,840           5.11
                                                       ======
Weighted-average fair
  value of options
  granted during the year                              $ 2.02


         Exercise prices for options outstanding as of December 29, 1996 ranged from $2.13 to $11.31. The weighted-average remaining contractual life of those options is 6.5 years.

         Changes in options and option shares under the plans during the respective fiscal years were as follows:

                                FISCAL 1996                         FISCAL 1995                           FISCAL 1994
                        -------------------------------     -------------------------------       ----------------------------
                        OPTION PRICE         NUMBER OF       OPTION PRICE         NUMBER OF        OPTION PRICE     NUMBER OF
                         PER SHARE            SHARES          PER SHARE            SHARES           PER SHARE        SHARES
                        ------------         ----------      ------------         ----------      -------------    ----------
Options outstanding,
  beginning of year     $2.13-$11.31         2,551,436          $2.13-$11.31         2,593,093      $2.13-$11.31   2,484,721
Options granted         $3.38-$ 5.94         1,207,792          $6.06-$ 6.56           340,895      $6.81-$ 7.56     424,584
Options exercised       $2.25-$ 2.63           (24,700)         $2.19-$ 3.38          (150,814)     $2.25-$ 2.63     (59,600)
Options canceled        $3.69-$11.31          (924,723)         $2.63-$11.31          (231,738)     $2.56-$11.31    (256,612)
                                             ---------                               ---------                     ---------
Options outstanding,
  end of year           $2.13-$11.31         2,809,805          $2.13-$11.31         2,551,436      $2.13-$11.31   2,593,093
                                             =========                               =========                     =========
Options exercisable,
  end of year           $2.13-$11.31         1,840,305          $2.13-$11.31         2,047,779      $2.13-$11.31   1,946,153
                                             =========                               =========                     =========
Shares reserved for
  future grants                              1,196,162                               1,479,231                     1,588,388
                                             =========                               =========                     =========

                                                           OPTION PRICE AND MARKET VALUE AT DATE OF GRANT
                                                     ----------------------------------------------------------
                                                       NUMBER
                                                     OF SHARES                PER SHARE                AMOUNT
                                                     ---------              ------------            -----------
Options outstanding at December 29, 1996,
 which were granted during fiscal years:

   1987                                                180,000                    $ 3.69            $   663,750
   1988                                                415,428              $2.13-$ 2.25                890,999
   1989                                                 31,373                    $ 3.38                100,001
   1990                                                153,400                    $ 2.56                393,088
   1991                                                 40,600                    $ 2.63                106,575
   1992                                                209,550              $7.25-$10.06              2,074,534
   1993                                                263,240              $7.44-$11.31              2,857,543
   1994                                                198,250              $6.81-$ 7.56              1,486,578
   1995                                                198,031              $6.06-$ 6.56              1,256,377
   1996                                              1,119,933              $3.38-$ 5.94              4,329,290
                                                     ---------                                      -----------
                                                     2,809,805                                      $14,158,735
                                                     =========                                      ===========

         Of the options outstanding at December 29, 1996, options to acquire 1,139,105 shares at a weighted average exercise price of $4.71 per share became exercisable on the grant date. Under certain circumstances, a portion of shares purchased pursuant to the exercise of such options are subject to repurchase by the Company within three years of the date of grant of the option at the option exercise price. At December 29, 1996, 181,154 of such shares were subject to such repurchase. Additionally outstanding at December 29, 1996 were options to acquire 900,000 shares at an exercise price of $3.38 per share, of which 300,000 options were immediately exercisable, with the remaining options exercisable in 300,000 share increments on or after the date on which the fair market value (as defined) of the common stock is equal to or greater than $6.00 and $8.00, respectively.

         The remaining options outstanding at December 29, 1996, which cover the acquisition of 770,700 shares at a weighted average exercise price of $7.47 per share, become exercisable in five equal annual installments beginning on the first anniversary of the date of grant.

RESTRICTED STOCK PURCHASE PLANS

         Under the Company's restricted stock purchase plans, the Company may offer to sell shares of common stock to employees of the Company and its subsidiaries at a price per share of not less than par value ($.01) and not more than 10% of market value on the date the offer is approved, and on such other terms as deemed appropriate. Shares are awarded in the name of the employee, who has all rights of a stockholder, subject to certain repurchase provisions.
Restrictions on the disposition of shares for the shares purchased expire annually, over a period not to exceed five years, if certain performance targets are achieved, otherwise they lapse on the tenth anniversary. Common stock reserved for future grants aggregated 681,928 shares at December 29, 1996. The following table summarizes the activity of the restricted stock purchase plans during the respective fiscal years (fair market value determined at date of purchase).

                                                    FISCAL 1996                 FISCAL 1995                FISCAL 1994
                                                -------------------          ------------------        -------------------
                                                NUMBER       FAIR            NUMBER      FAIR          NUMBER       FAIR
                                                OF           MARKET          OF          MARKET        OF           MARKET
                                                SHARES       VALUE           SHARES      VALUE         SHARES       VALUE
                                                ------       ------          ------      ------        ------       ------
                                                                           (AMOUNTS IN THOUSANDS)
Unvested shares outstanding,
  beginning of year                               257       $ 1,660             51       $  312          177        $ 654
Shares issued                                      40           232            288        1,824            -            -
Shares repurchased                                (13)          (61)           (45)        (297)           -            -
Shares vested                                    (152)       (1,004)           (37)        (179)        (126)        (342)
                                                  ---       -------            ---       ------         ----        -----

Unvested shares outstanding,
 end of year                                      132       $   827            257       $1,660           51        $ 312
                                                  ===       =======            ===       ======         ====        =====

         The difference between the issue price and the fair market value of the shares at the date of issuance is accounted for as unearned compensation and amortized to expense over the lapsing of restrictions. During Fiscal 1996, Fiscal 1995 and Fiscal 1994, unearned compensation charged to operations was $1.0 million (including a special charge of $482,000 pursuant to severance arrangement with the Company's former CEO), $270,000 and $279,000, respectively. To the extent the amount deductible for income taxes exceeds the amount charged to operations for financial statement purposes, the related tax benefits are credited to additional paid-in-capital when realized. The pro forma net income impact under FASB 123 is not material.

EMPLOYEE STOCK PURCHASE PLAN

         The Company has an employee stock purchase plan (the "Plan") that permits employees to purchase up to a maximum of 500 shares per quarter of the Company's common stock at a 15% discount from market value. During Fiscal 1996, Fiscal 1995 and Fiscal 1994, employees purchased 56,983 shares, 72,844 shares and 88,938 shares, respectively, for a total of approximately $255,000, $376,000 and $503,000, respectively. At December 29, 1996, approximately 1.1 million shares were reserved for future issuances under the Plan. Under APB 25, there have been no charges to income in connection with the Plan other than incidental expenses. The pro forma net income impact under FASB 123 is not material.

1996 PERFORMANCE UNIT RIGHTS AWARD PLAN

         In September 1996, the Company's Board of Directors approved the 1996 Performance Unit Rights Award Plan whereby selected key employees and directors may receive performance unit rights ("Rights") which are rights to receive an amount based on the appreciated value of the Company's common stock over an established base price. The maximum number of Rights that may be granted under the plan as amended is 2,000,000. On September 25, 1996, the Company awarded 400,000 Rights to key employees and 100,000 Rights to a director at fair market value ($4.88 per right) which rights were exercisable through December 31, 2001. No provision was required in the accompanying financial statement for these Rights. Subsequent to year end, these Rights were cancelled and the holders were issued options under the Company's 1987 Stock Option Plan to purchase 550,000 shares of common stock at an exercise price of $4.13, exercisable immediately and not subject to repurchase.

         On December 4, 1996 the Company issued 525,718 Rights at a weighted average base price of $4.26 per Right with a cap on the value of the common stock underlying the Rights on the exercise date of $6.63 per right under a severance arrangement with Company's former CEO. A provision of $256,000 for Fiscal 1996 was included in special charges for these Rights. The pro forma net income impact under FASB 123 is estimated to be $507,000 in additional compensation expense.

INCOME TAX BENEFITS

         Income tax benefits relating to stock option plans, restricted stock plans and employee stock purchase plan credited to additional paid-in-capital as realized in Fiscal 1995 and Fiscal 1994 were $74,000 and $327,000, respectively.


(12)  INCOME (LOSS) PER COMMON SHARE

         Primary income (loss) per common share is based upon the weighted average of common stock and dilutive common stock equivalent shares, including Series B ESOP Convertible Preferred Stock, outstanding during each period. Fully diluted income (loss) per share has been omitted since it is either the same as primary earnings per share or anti-dilutive. The weighted average number of shares used in computation of earnings per share consisted of the following for the periods presented.

                                                       FISCAL                 FISCAL               FISCAL
                                                        1996                   1995                 1994
                                                     ----------               ------               ------
                                                                      (AMOUNTS IN THOUSANDS)

Weighted average shares of common stock
  outstanding during the year                            18,489               18,354               17,953
Weighted average common equivalent                   anti-
  shares due to stock options                          dilutive                  426                  545
Series B ESOP Convertible                            anti-
  Preferred Stock                                      dilutive                1,538                1,617
                                                     ----------               ------               ------
                                                         18,489               20,318               20,115
                                                     ==========               ======               ======


(13)  COMMITMENTS AND CONTINGENCIES

EMPLOYMENT CONTRACTS

         The Company has employment agreements and arrangements with its executive officers and certain management personnel. The agreements generally continue until terminated by the executive or the Company, and provide for salary continuation for a specified number of months under certain circumstances. The majority of the agreements provide the employees with certain additional rights after a Change of Control (as defined) of the Company occurs. A portion of the Company's obligations under certain of these agreements are secured by letters of credit. The agreements include a covenant against competition with the Company, which extends for a period of time after termination for any reason. As of December 29, 1996, if all of the employees under contract were to be terminated by the Company without good cause (as defined) under these contracts, the Company's liability would be approximately $3.9 million ($7.2 million following a Change of Control).

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

LEASES

         The Company leases offices, warehouse facilities, vehicles and equipment under operating and capital leases. The terms of certain leases provide for payment of minimum rent, real estate taxes, insurance and maintenance. Rents of approximately $2.6 million, $3.4 million and $2.4 million, were charged to operations for Fiscal 1996, Fiscal 1995 and Fiscal 1994, respectively.

         The Company received rental income from properties held for sale. Rental income included in selling, general and administrative expenses was approximately $96,000, $154,000, and $200,000 for Fiscal 1996, Fiscal 1995 and Fiscal 1994, respectively.

         Minimum rental payments required under leases that had initial or remaining noncancellable lease terms in excess of one year as of December 29, 1996, were as follows (amounts in thousands):

                 FISCAL YEAR
                     1997                                $2,151
                     1998                                 1,533
                     1999                                 1,455
                     2000                                   947
                     2001                                   947
                     2002                                   410


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

         In connection with the acquisition of Kellogg by the Company in 1993, the Company engaged environmental engineering consultants ("Consultants") to review potential environmental liabilities at all of Kellogg's properties. Such investigation and testing resulted in the identification of likely environmental remedial actions, operation, maintenance and ground water monitoring and the estimated costs thereof. Management, based upon the engineering studies, originally estimated the total remediation and ongoing ground water monitoring costs to be approximately $6.0 million, including the effects of inflation, and accordingly at that time, recorded a liability of approximately $3.8 million, representing the undiscounted costs of remediation and the net present value of future costs discounted at 6%. Based upon the most recent cost estimates provided by the Consultants, the Company believes the total remaining remediation and compliance costs will be approximately $1.8 million and the expense for the ongoing operation, maintenance and ground water monitoring will be approximately $12,500 for fiscal 1997 and approximately $12,500 to $25,000 for each of the thirty years thereafter. As of December 29, 1996, the liability recorded by the Company was approximately $3.4 million. Although the current estimated costs of remediation are less than the liability recorded at December 29, 1996, the Company does not consider any adjustment to be prudent at this time given the inherent uncertainties involved in completing the remediation processes. The Company expects to pay approximately $110,500 of the remediation costs in fiscal 1997 with the balance being paid out in fiscal 1998 and fiscal 1999. During Fiscal 1996, the Company paid approximately $147,000 of such costs. The estimates may subsequently change should additional sites be identified or further remediation measures be required or undertaken or interpretation of current laws or regulations be modified. The Company has not anticipated any insurance proceeds or third-party payments in arriving at the above estimates.

CONCENTRATIONS OF CREDIT RISK

         Financial instruments which subject the Company to concentrations of credit risk consist primarily of trade receivables. Mass merchandisers comprise a significant portion of the Company's customer base. The Company had trade receivables of approximately $12.9 million and $8.8 million from mass merchandisers at December 29, 1996 and December 31, 1995, respectively. Although the Company's exposure to credit risk associated with non-payment by mass merchandisers is affected by conditions or occurrences within the retail industry, trade receivables from mass merchandisers were current at December 29, 1996 and one mass merchandiser accounted for 16% of the Company's receivables at that date while no other retailer exceeded 10%.


(14)  INDUSTRY AND GEOGRAPHIC AREA INFORMATION

         The Company is a manufacturer and marketer of multiple categories of branded housewares products for everyday home use. The Company operates in one industry segment, with revenues derived from sales in four principal product categories: (i) bakeware, (ii) kitchenware, (iii) cleaning products, and (iv) pest control and small animal care and control products. Sales and marketing operations outside the United States are conducted principally through a subsidiary in Canada and by direct sales. One customer accounted for net revenues from continuing operations of approximately $27.5 million (11.0%), $30.5 million (12.3%) and $24.2 million (10.4%) for Fiscal 1996, Fiscal 1995 and Fiscal 1994, respectively.

         The following table shows information by geographic area from continuing operations:

                                            UNAFFILIATED                INCOME BEFORE
                                            NET REVENUES                INCOME TAXES                  TOTAL ASSETS
                                            ------------                -------------                 ------------
                                                                   (AMOUNTS IN THOUSANDS)

         FISCAL 1996
         -----------
         United States                        $236,901                     $     6                      $288,259
         Canada                                 12,969                        (282)                        9,104
         Eliminations                                -                         (25)                       (5,287)
                                              --------                     -------                      --------
         Consolidated                         $249,870                     $  (301)                     $292,076
                                              ========                     =======                      ========

         FISCAL 1995
         -----------
         United States                        $235,642                     $20,512                      $298,579
         Canada                                 11,362                        (618)                        7,742
         Eliminations                                -                        (104)                       (5,263)
                                              --------                     -------                      --------
         Consolidated                         $247,004                     $19,790                      $301,058
                                              ========                     =======                      ========

         FISCAL 1994
         -----------
         United States                        $222,126                     $20,852                      $310,564
         Canada                                 11,401                        (641)                        7,111
         Eliminations                                -                         (33)                       (5,157)
                                              --------                     -------                      --------
         Consolidated                         $233,527                     $20,178                      $312,518
                                              ========                     =======                      ========


         United States revenues include approximately $10.9 million, $9.1 million and $9.3 million of export sales to unaffiliated customers for Fiscal 1996, Fiscal 1995 and Fiscal 1994, respectively.

(15)  SUPPLEMENTARY INFORMATION

         The following amounts were charged to costs and expenses:

                                                                FISCAL 1996        FISCAL 1995        FISCAL 1994
                                                                -----------        -----------        -----------
                                                                             (AMOUNTS IN THOUSANDS)

      Advertising                                                  $6,971             $5,751             $5,136
                                                                   ======             ======             ======
      Provision for doubtful accounts                              $  130             $ (290)            $  165
                                                                   ======             ======             ======
      Amortization of excess of cost over fair value               $3,636             $3,636             $3,637
                                                                   ======             ======             ======
      Amortization of deferred finance costs                       $  517             $  590             $  499
                                                                   ======             ======             ======
      Other Amortization
         Prepaid marketing costs                                   $5,025             $5,799             $3,676
         Unearned compensation                                      1,509              1,087              1,121
         Favorable lease rights                                        73                 73                 73
                                                                   ------             ------             ------
                                                                   $6,607             $6,959             $4,870
                                                                   ======             ======             ======


(16)  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

         The following table presents the unaudited quarterly results of operations for Fiscal 1996 and Fiscal 1995:

                                               FIRST             SECOND            THIRD            FOURTH        TOTAL
                                              QUARTER           QUARTER           QUARTER          QUARTER        YEAR
                                              -------           -------           -------          -------      --------
                                                             (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

FISCAL 1996
-----------

CONTINUING OPERATIONS
     Net revenues                             $51,090           $50,606           $73,116          $75,058      $249,870
     Gross profit                              15,639            16,033            27,273           26,420        85,365
     Special charges                                                               (2,000)          (7,877)       (9,877)
     Income (loss) before taxes                  (775)           (1,333)            5,065           (3,258)         (301)
     Income (loss)                                (31)             (329)            1,579           (3,890)       (2,671)
     Income (loss) per share                        -             (0.02)             0.08            (0.21)        (0.14)

DISCONTINUED OPERATIONS
     Net revenues                               5,871             5,274            10,344            5,275        26,764
     Gross profit                                 233               503               284           (1,014)            6
     Special charges                                -                 -           (22,728)               -       (22,728)
     (Loss) before taxes                         (757)             (282)          (23,657)          (1,952)      (26,648)
     (Loss)                                      (347)             (206)          (22,909)          (1,258)      (24,720)
     Income (loss) per share                    (0.02)            (0.01)            (1.24)           (0.07)        (1.34)
     Loss on disposal net of taxes                  -                 -                 -           (3,575)       (3,575)
     Loss on disposal per share                     -                 -                 -            (0.19)        (0.19)

EXTRAORDINARY CHARGE
     Charge before tax benefit                 (5,347)                -                 -                -        (5,347)
     Net extraordinary charge per
       share                                   (3,208)                -                 -                -        (3,208)
     Extraordinary charge per share             (0.18)                -                 -                -         (0.18)

NET (LOSS)                                     (3,586)             (535)          (21,330)          (8,723)      (34,174)
     Net (loss) per share                       (0.19)            (0.03)            (1.15)           (0.47)        (1.85)

FISCAL 1995
-----------

CONTINUING OPERATIONS
     Net revenues                             $52,968           $52,613           $71,635          $69,788      $247,004
     Gross profit                              17,601            17,456            26,116           24,898        86,071
     Income before taxes                        1,173             1,829             9,652            7,136        19,790
     Income                                       616               959             5,313            3,074         9,962
     Income per share                            0.03              0.05              0.26             0.15          0.49

DISCONTINUED OPERATIONS
     Net revenues                               5,764             9,078            11,406            4,743        30,991
     Gross profit                                 406             1,006               (10)            (821)          581
     Income (loss) before taxes                  (918)             (283)           (1,210)          (1,440)       (3,851)
     (Loss)                                      (482)             (148)             (666)            (621)       (1,917)
     (Loss) per share                           (0.02)            (0.01)            (0.03)           (0.03)        (0.09)

NET INCOME                                        134               811             4,647            2,453         8,045
   Net income per share                          0.01              0.04              0.23             0.12          0.40


The quarterly information for Fiscal 1996 and Fiscal 1995 reflects the Company's operations of molded plastics products business as discontinued operations. In addition, the quarterly information for Fiscal 1996 has been restated to reflect a tax benefit of $2.1 million for the extraordinary charge in the first quarter and classifying $22.7 million of special charges previously reported for the third quarter as discontinued operations.


(17)     SPECIAL CHARGES

         The special charges in Fiscal 1996 consisted of the following (amounts in thousands):

         Writedown of the carrying value of
           certain real property to fair market value                           $2,000
         Severance arrangement of the Company's former CEO                       2,956
         Consolidation of the Company's cleaning
           manufacturing activities                                              4,921
                                                                                ------
                                                                                $9,877
                                                                                ======


         During the fourth quarter of Fiscal 1996 the Company announced the consolidation of its cleaning products manufacturing plant, located in Easthampton, Massachusetts. This plant will be consolidated into the Company's existing cleaning products manufacturing facility in Hamilton, Ohio. The components of the pre-tax charge set out above are as follows (amounts in thousands):

         Severance and other personnel related costs                            $1,806
         Write-off of equipment                                                    499
         Write-down of real property to fair market value                        2,424
         Other                                                                     192
                                                                                ------
                                                                                $4,921
                                                                                ======


         In 1993, the Company recorded an $11.0 million ($2.7 million of non-cash items and $8.3 million of cash related items) charge for restructuring/reorganization and excess facilities. The Company charged $5.0 million and $3.3 million of related costs against this provision in 1994 and 1995, respectively. The restructuring/reorganization was completed in fiscal 1995.

(18)     FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying amounts of cash, accounts receivable, accounts payable, and accrued expenses approximate fair value because of the short maturity of these items.

         The carrying amount of the debt issued pursuant to the Company's bank credit agreement approximates fair value because the interest rates change with market interest rates.

         The Senior Notes are not actively traded and there was no quoted market price at December 29, 1996. There were two trades of the Senior Notes during December 1996 and January 1997 at a price of $97 and $99, respectively. Using an average price of $98, the fair value at December 29, 1996 would be $122.5 million.

         There are no quoted market prices for the Series B ESOP Preferred Stock. Each share of Series B ESOP Preferred Stock is redeemable at a price of $3.61 per share or convertible into one share of the Company's common stock. Assuming all shares were allocated and all employees were fully vested, the redemption value of the ESOP Preferred Stock would be $5.2 million. Given these same assumptions the shares could be converted into common stock having a market value of $6.1 million at December 29, 1996.

         These fair value estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

                         REPORT OF INDEPENDENT AUDITORS





Board of Directors and Stockholders
Ekco Group, Inc.


         We have audited the accompanying consolidated balance sheets of Ekco Group, Inc. and subsidiaries as of December 29, 1996 and December 31, 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the fiscal years in the three-year period ended December 29, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ekco Group, Inc. and subsidiaries as of December 29, 1996 and December 31, 1995, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended December 29, 1996, in conformity with generally accepted accounting principles.


                                                 /s/ KPMG Peat Marwick LLP


Boston, Massachusetts
January 31, 1997