Form 10-K405, Exhibit 13
period 1997-12-28
EKCO GROUP INC /DE/
filed 1998-03-27
CIK 18827

                                                                      EXHIBIT 13


                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data of the Company shown below for the five-year period ended December 28, 1997 are derived from the consolidated financial statements of the Company audited by independent certified public accountants. The information set forth below is qualified in its entirety by the more detailed financial statements and the notes thereto included elsewhere herein. The following table should be read in conjunction with Management's Discussion and Analysis of Results of Operations and Financial Condition and the Company's audited Consolidated Financial Statements and Notes thereto appearing elsewhere herein.

                                                                                         FISCAL YEARS
                                                              -----------------------------------------------------------------
                                                                1997          1996          1995          1994           1993
                                                              --------      --------      --------      --------       --------
                                                                        (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

CONSOLIDATED BALANCE SHEET DATA
Current assets                                                $150,142      $139,377      $139,425      $145,290       $124,220
Total assets                                                   300,805       292,076       301,058       312,518        303,332
Current liabilities                                             49,674        49,734        54,618        45,973         59,595
Long-term obligations, less current portion                    124,270       124,182        96,700       124,460        111,820
Series B ESOP Convertible Preferred Stock, net                   4,399         4,098         3,458         3,096          2,686
Stockholders' equity                                           109,994       102,515       135,925       129,116        116,864
Common shares outstanding                                       19,066        18,580        18,414        18,069         17,844

CONSOLIDATED STATEMENT OF OPERATIONS DATA

Net revenues from continuing operations                       $270,536      $249,870      $247,004      $233,527       $215,145
Cost of sales                                                  181,307       164,505       160,933       148,935        139,736
Selling, general and administrative expenses                    60,915        59,737        49,152        48,286         45,847
Special charges (1)                                                783         9,877            --            --         11,000
EBITDA before special charges (2)                               40,875        39,609        50,896        48,511         40,730
Amortization of excess of cost over fair value                   3,631         3,636         3,636         3,637          3,394
Net interest expense                                            11,636        12,416        13,493        12,491         12,206
Income (loss) from continuing operations before
  income taxes                                                  12,264          (301)       19,790        20,178          2,962
Income taxes                                                     6,247         2,370         9,828         9,102          2,637
Income (loss) from continuing operations before
  extraordinary charges and cumulative effect of
  accounting changes (3)(4)                                      6,017        (2,671)        9,962        11,076            325
Earnings (loss) from continuing operations per
  common share before extraordinary charges
  and cumulative effect of accounting changes (3)(4)(5)
  Basic                                                            .32          (.14)          .54           .62            .02
  Diluted                                                          .29          (.14)          .49           .54            .01
Cash dividends per common share and Series B ESOP
  Convertible Preferred share                                       --           .02           .08            --             --


(1) See Note 17 of Notes to Consolidated Financial Statements for information on special charges.
(2) EBITDA before special charges represents earnings from continuing operations before special charges, interest, taxes, depreciation, amortization of excess of cost over fair value and other amortization.
(3) During Fiscal 1996, the Company recorded an extraordinary charge of $3.2 million (net of income taxes of $2.1 million) for the early extinguishment of long-term obligations.
(4) During Fiscal 1993, the Company recorded a charge of $3.2 million (net of income taxes of $2.0 million) to reflect the cumulative effect of changes in the method of accounting for post-retirement and post-employment benefits.
(5) In December 1997 retroactive to January 1, 1997, the Company adopted Financial Accounting Standards Board Statement No. 128, "Earnings Per Share" ("FAS 128"). All previously reported earnings per share information has been restated to reflect the impact of adopting FAS 128.

COMMON STOCK PRICE RANGE AND DIVIDENDS

     The Company's common stock, $.01 par value per share ("Common Stock"), is traded on the New York Stock Exchange under the ticker symbol "EKO". The following table sets forth the high and low sale prices per share as reported on the New York Stock Exchange Composite Tape during the calendar periods indicated:


                                               LOW                    HIGH
1997
First Quarter                                 3 7/8                  6  1/8
Second Quarter                                4 5/8                  5  7/8
Third Quarter                                 5 9/16                 8  1/8
Fourth Quarter                                6 1/16                 8  1/4

1996
First Quarter                                 5 5/8                  6 1/4
Second Quarter                                5 1/8                  6 3/8
Third Quarter                                 4 5/8                  5 7/8
Fourth Quarter                                3 1/4                  4 7/8


     On February 25, 1998, the Company had 1,987 stockholders of record. The Company has suspended the payment of a quarterly dividend and does not anticipate paying cash dividends for the foreseeable future. In order for the Company to pay a dividend, its arrangement with holders of its 9.25% Senior Notes due 2006 ("Senior Notes") would need to be amended and the payment of the dividend would have to be permitted under certain covenants in its bank credit facility.

                           EKCO GROUP AND SUBSIDIARIES
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION


RESULTS OF OPERATIONS

     The following discussion of the consolidated results of operations for the fiscal years ended December 28, 1997 ("Fiscal 1997"), December 29, 1996 ("Fiscal 1996"), and December 31, 1995 ("Fiscal 1995") and the discussion of financial condition at December 28, 1997 should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto.

         The Company is a manufacturer and marketer of multiple categories of branded housewares for everyday home use. The following table summarizes the changes in the components of the Company's net revenues from continuing operations by product category over the last three fiscal years:

                                               FISCAL 1997                 FISCAL 1996                 FISCAL 1995
                                               -----------                 -----------                 -----------
                                                            (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGES)

Bakeware ................................  $ 85,206       31.5%        $ 84,537       33.8%        $ 81,261        32.9%
Kitchenware..............................    80,003       29.6%          65,846       26.4%          73,006        29.6%
Cleaning products........................    56,043       20.7%          54,248       21.7%          55,191        22.3%
Pest control and small animal
  care and control products..............    35,564       13.1%          34,617       13.9%          34,034        13.8%
VIA products.............................    13,720        5.1%          10,622        4.2%           3,512         1.4%
                                           --------      -----         --------      -----         --------       -----
         Total net revenues..............  $270,536      100.0%        $249,870      100.0%        $247,004       100.0%
                                           ========      =====         ========      =====         ========       =====

FISCAL 1997 VS. FISCAL 1996

NET REVENUES
     Net revenues for Fiscal 1997 increased approximately $20.7 million (8.3%) from the prior year. The increase was primarily due to higher sales of kitchenware and growth of the Company's line of VIA(TM) products. The increase in kitchenware net revenues was principally due to the rollout of new plan-o-grams at several key customers and a high level of acceptance of new products introduced during Fiscal 1996 and 1997. The growth in VIA(TM) products sales includes $2.3 million of bakeware sold under the Farberware(R) brand name. In Fiscal 1996, net revenues for pest control and small animal care and control products included approximately $3.6 million of net revenues from the Company's wireforming business, which was divested in the fourth quarter of Fiscal 1996. Without including the wireforming business' revenues for Fiscal 1996, Fiscal 1997 net revenues from the Company's pest control and small animal care and control products increased approximately $4.5 million (14.7%) from the prior year. This increase was principally the result of increased sales of the Company's Victor(R) pest control products, which were largely driven by sales of newer products, including Roach Magnet(TM), quick set mousetraps and glue trays, and increases in sales to key customers.

GROSS PROFIT
     The Company's gross profit margin declined from 34.2% in Fiscal 1996 to 33.0% in Fiscal 1997. The decline in gross profit margin from the prior year level was primarily due to costs associated with the consolidation of the Company's cleaning products manufacturing facilities (approximately $2.4 million), costs associated with increased levels of inventory and the effect of intensive competition across all of the Company's product lines.

                           EKCO GROUP AND SUBSIDIARIES
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION


SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
     Selling, general and administrative expenses for Fiscal 1997 increased approximately $1.2 million (2.0%) from the prior year. The increase in selling, general and administrative expenses was due primarily to increased investment in new packaging, costs associated with new display fixtures, increased costs of maintaining current customers and acquiring new distribution in a competitive marketplace, and increased expenditures associated with the growth of the Company's subsidiary in the United Kingdom. In addition, selling expenses increased as a result of higher year-over-year sales volume.

SPECIAL CHARGES
     The special charge for Fiscal 1997 relates to the exercise of stock appreciation rights granted to the Company's former chief executive officer pursuant to a December 1996 severance arrangement.

     The special charges of $9.9 million in Fiscal 1996 relate to the following: the adjustment to the carrying value of certain real property located in Chicago, Illinois ($2.0 million) recorded in the third quarter; the severance arrangement for the Company's former chief executive officer ($3.0 million) recorded in the fourth quarter; and the consolidation of the Company's cleaning products manufacturing facilities ($4.9 million) recorded in the fourth quarter. This consolidation was completed in 1997 and combined the cleaning products manufacturing operations located in Easthampton, Massachusetts with the cleaning products manufacturing facility in Hamilton, Ohio. Additional expenses of approximately $2.4 million associated with the transition of manufacturing activities to the Hamilton, Ohio facility was included in cost of sales for Fiscal 1997. The estimated annualized pre-tax savings from this consolidation is expected to be approximately $2.3 million.

NET INTEREST EXPENSE
     Net interest expense for Fiscal 1997 declined to $11.6 million from the Fiscal 1996 level of $12.4 million. The decline in net interest expense was primarily due to higher average invested cash.

INCOME TAXES
     The effective income tax rate decreased to 50.9% in Fiscal 1997 from 787% in Fiscal 1996. The Fiscal 1997 effective rate is essentially the same as the Fiscal 1995 rate (50%). The unusual effective rate for Fiscal 1996 occurred primarily because amortization of goodwill and certain special charges, which are not deductible for income tax purposes, represented a significant percentage of income from continuing operations before income taxes. See Note 7 of Notes to Consolidated Financial Statements for the reconciliation of the provision for income taxes from continuing operations to the statutory income tax rate applied to income from continuing operations before income taxes.

                           EKCO GROUP AND SUBSIDIARIES
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

EXTRAORDINARY CHARGE
     On March 25, 1996, the Company sold $125.0 million of its 9.25% Senior Notes due 2006 ("Senior Notes") at a price of 99.291% of face value in a private offering to institutional investors. The Company used the net proceeds of the Senior Note offering to (i) repurchase its outstanding 12.7% Notes due 1998 and 7.0% Convertible Subordinated Note due 2002 and (ii) repay substantially all amounts outstanding under its credit facility. The early extinguishment of the 12.7% Notes and 7% Convertible Subordinated Note resulted in an extraordinary pre-tax charge of $5.3 million and an after tax charge of $3.2 million.

FISCAL 1996 VS. FISCAL 1995

NET REVENUES
     Net revenues from continuing operations for Fiscal 1996 increased approximately $2.9 million (1.2%) from the prior year. The increase was primarily due to sales of the Company's new insulated bakeware and growth of the Company's new line of VIA(TM) products. This increase was substantially offset by a decline in sales of the Company's kitchenware and cleaning products. Sales of kitchenware were heavily affected earlier in Fiscal 1996 by the high year-end inventories held by the Company's retail customers and weak consumer demand in a category that is highly dependent on impulse purchases. In addition, the Company's net revenues were negatively affected by: (i) its strategic decision to re-focus the J-Hook program to improve profitability, (ii) the loss of kitchenware sales to customer-direct import programs and (iii) a reduction in customer shelf space allotted for the Company's products.

GROSS PROFIT
     The Company's gross profit margin of 34.2% for Fiscal 1996 was slightly lower than the Fiscal 1995 level of 34.8%. The gross margin decline was primarily attributable to manufacturing inefficiencies in the Company's bakeware products line as a result of customer demand for the new insulated bakeware products which significantly exceeded expectations and a shift in customer mix for cleaning products, with more sales to home-center customers where margins are typically lower.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
     Selling, general and administrative expenses for Fiscal 1996 increased approximately $10.6 million (21.5%) from the prior year. The increase was primarily due to increased expenditure on product development of $3.3 million and higher levels of advertising and promotion in expectation of additional sales which did not materialize. In addition, the Fiscal 1995 results included the favorable impact from the collection of a previously written off receivable ($1.1 million) relating to a 1987 real estate transaction. The remainder of the increase relates to a number of individually insignificant items, including severance unrelated to severance of the Company's former chief executive officer, legal and professional fees and expenditures associated with the growth of the Company's VIA(TM) product line.

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

                           EKCO GROUP AND SUBSIDIARIES
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION


DISCONTINUED OPERATIONS
     Discontinued operations consisted of the following:

                                                 FISCAL 1996             FISCAL 1995
                                                 -----------             -----------
                                                       (AMOUNTS IN THOUSANDS)


       Loss from operations                        $26,648                  $3,851
       Income tax benefits                           1,928                   1,934
                                                   -------                  ------
       Net loss from operations                    $24,720                  $1,917
                                                   =======                  ======
       Loss on disposal, net of income
         taxes ($1,925)                            $ 3,575                  $   --
                                                   =======                  ======

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


LIQUIDITY AND CAPITAL RESOURCES

     During Fiscal 1997, the Company sold all of the assets of its molded plastic products business for cash proceeds of approximately $17.6 million and a $2.0 million promissory note. The Company has reported the results of the operations of the molded plastic products business and the loss on disposal as discontinued operations.

     The $17.6 million in cash generated from the sale of the assets of the Company's molded plastic products business along with a portion of the $15.7 million of cash on hand at December 29, 1996 was used to fund capital expenditures of approximately $8.6 million and operations, including an increase of $26.7 million in the Company's inventories, resulting in a $14.6 million cash balance at December 28, 1997. The inventory growth was principally due to a planned increase in inventories to facilitate higher service levels, an accumulation of safety stock relating to the consolidation of the Company's cleaning products manufacturing facilities and an increase in new products.

     On January 16, 1998, the Company completed the acquisition (the "Acquisition") of all of the outstanding equity securities of APP Holding Corporation ("APP"), the parent corporation and sole stockholder of Aspen Pet Products, Inc. ("Aspen"), a marketer of dog and cat supplies and accessories, as well as other pet products. Pursuant to the Stock Purchase and Sale Agreement, the Company paid approximately $24.5 million in cash and refinanced APP's outstanding bank debt of approximately $9.1 million. In addition, if Aspen achieves certain predetermined financial results during fiscal 1998, 1999, 2000, 2001 and 2002, the Company will make additional annual payments to certain former APP stockholders equal, in the aggregate, to 25% of the amount by which Aspen's Gross Profit (as defined) of each such year exceeds the Base Profit Amount (as defined). The

                           EKCO GROUP AND SUBSIDIARIES
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION


LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)

Acquisition will be accounted for under the purchase method of accounting and goodwill of approximately $24 million will be amortized over 40 years. At December 31, 1997, APP's total assets were $21 million and total liabilities were $12 million. For the year ended December 31, 1997, APP had net sales of approximately $30 million and operating income of approximately $3 million.

     On December 15, 1997, the Company and its lender bank agreed to certain modifications to its amended and restated credit agreement (as so amended, the "Credit Facility"). Effective upon the consummation of the Acquisition, the Credit Facility was increased to include a maximum revolving credit line of $55 million, up from a level of $35 million under the previous agreement, and an additional $10 million was made available under a term loan credit facility. The principal of the term loan is required to be repaid at the rate of approximately $357,000 on the last day of each quarter, commencing March 31, 1998. The maximum outstanding balance of the revolving credit line may not exceed 80% of eligible accounts receivable and 50% of eligible inventory, provided that the amount attributable to eligible inventory may not exceed $35 million, as determined at the end of each calendar month. The Credit Facility provides for a commitment fee of three-eighths of one percent on the unused portion of the commitment. Borrowings under the Credit Facility bear interest at the bank's prime rate or at LIBOR plus 1.25% or 1.5%, depending on the Company's borrowing strategy and the ratio of total debt to cash flow, as defined. Borrowings under the Credit Facility mature in November 2002 and are collateralized by substantially all of the assets of the Company. The Credit Facility contains certain financial and operating covenants, of which the most restrictive requires the Company to maintain a minimum level of cash flow. The Senior Notes, as well as the Credit Facility, contain certain financial covenants that may restrict the sale of assets, payment of dividends, the incurrence of additional indebtedness and certain investments and acquisitions by the Company. The Company has suspended the payment of quarterly dividends and does not anticipate paying cash dividends for the foreseeable future. In order for the Company to pay a dividend, its arrangements with holders of its Senior Notes would need to be amended and the payment of the dividend would have to be permitted under certain covenants of the Credit Facility. On January 16, 1998 the Company used its cash balance plus proceeds from the $10 million term loan and borrowings of approximately $4.6 million to fund the acquisition of Aspen. After the acquisition of Aspen, $38.2 million was available for general corporate purposes under the Credit Facility, less approximately $12.2 million in outstanding letters of credit.

     The Company believes it has sufficient borrowing capacity to finance its ongoing operations for the foreseeable future. The Company, however, may require additional funds to finance acquisitions.

     The Company has a recorded liability of approximately $2.8 million for environmental remediation and ongoing operation, maintenance and ground water monitoring costs associated with facilities owned or occupied by the Company's cleaning products operations. The Company believes the provision is adequate but will continue to monitor and adjust the provision, as appropriate, should additional sites be identified or further remediation measures be required or undertaken or interpretation of current laws or regulations be modified.

                        EKCO GROUP, INC. AND SUBSIDIARIES
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONTINUED)


     In June 1997, The Financial Accounting Standards Board ("FASB") issued Financial Accounting Standard No. 130 "Reporting Comprehensive Income" ("FAS 130") that establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The Company will adopt FAS 130 commencing with the first quarter of fiscal 1998.

     Also in June 1997, the FASB issued Financial Accounting Standards No. 131 "Disclosure about Segments of an Enterprise and Related Information" ("FAS 131") that requires companies to determine segments based on how management makes decisions about allocating resources to the segments and measuring their performance. The Company will adopt FAS 131 in fiscal 1998.

YEAR 2000 DATE CONVERSION
     The Company's management has initiated a company-wide program to prepare the Company's computer systems for the year 2000. A comprehensive review of the Company's computer systems has been conducted to identify the systems that could be affected by this issue. An implementation plan to resolve this issue is currently being developed and implemented. The Company presently believes that with modifications to existing software and the conversion to new software, the year 2000 problem will not pose a significant operational problem to the Company. The Company expects the year 2000 modifications and conversions to be completed on a timely basis and to cost approximately $300,000 to $500,000, which will be expensed in 1998. However, there can be no assurance that the systems of other parties upon which the Company's business also relies, including, but not limited to, the Company's customers and suppliers, will be converted on a timely basis. The Company's business, financial condition, or results of operations could be materially adversely affected by the failure of its systems and applications of those operated by other parties to properly operate or manage dates beyond 1999.

INFLATION
     Inflation in general was not considered to be a significant factor in the Company's operations during the periods discussed above.

BUSINESS OUTLOOK
     This Annual Report, including "Letter to Shareholders" and "Management's Discussion and Analysis of Results of Operations and Financial Condition," contains forward-looking statements within the meaning of the safe harbor provision of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements. Such factors and uncertainties include, but are not limited to: the impact of the level of the Company's indebtedness; restrictive covenants contained in the Company's various debt documents; general economic conditions and conditions in the retail environment; the Company's dependence on a few large customers; price fluctuations in the raw materials used by the Company; competitive conditions in the Company's markets; the timely introduction of new products; the impact of competitive products and pricing; certain assumptions related to consumer purchasing patterns; the seasonal nature of the Company's business; and the impact of federal, state and local environmental requirements (including the impact of current or future

                        EKCO GROUP, INC. AND SUBSIDIARIES
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONTINUED)


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

                        EKCO GROUP, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                                          DECEMBER 28,      DECEMBER 29,
                                                                             1997              1996
                                                                          -----------          --------
                                                                             (AMOUNTS IN THOUSANDS,
                                                                             EXCEPT PER SHARE DATA)
                                     ASSETS
Current assets
   Cash and cash equivalents                                               $ 14,565          $ 15,706
   Accounts receivable, net of allowance for
      doubtful accounts of $957 and $760, respectively                       45,529            42,182
   Inventories                                                               74,150            47,422
   Prepaid expenses and other current assets                                  9,021             6,180
   Deferred income taxes                                                      6,877            10,857
   Net assets of discontinued operations                                         --            17,030
                                                                           --------          --------
      Total current assets                                                  150,142           139,377

Property and equipment, net                                                  35,678            34,998
Other assets                                                                  7,563             6,569
Excess of cost over fair value of net assets acquired,
   net of accumulated amortization of $32,321 and $28,690,
   respectively                                                             107,422           111,132
                                                                           --------          --------
      Total assets                                                         $300,805          $292,076
                                                                           ========          ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
   Accounts payable                                                        $ 14,040          $ 18,395
   Accrued expenses                                                          29,290            28,688
   Income taxes                                                               6,344             2,651
                                                                           --------          --------
      Total current liabilities                                              49,674            49,734
                                                                           --------          --------
Long-term obligations, less current portion                                 124,270           124,182
                                                                           --------          --------
Other long-term liabilities                                                  11,974            11,052
                                                                           --------          --------
Series B ESOP Convertible Preferred Stock, net;
   outstanding 1,315 shares and 1,439 shares,
   respectively, redeemable at $3.61 per share                                4,399             4,098
                                                                           --------          --------
Commitments and contingencies                                                    --                --
                                                                           --------          --------
Minority interest                                                               494               495
                                                                           --------          --------
Stockholders' equity
   Common stock, $.01 par value; outstanding
     19,066 shares and 18,580 shares, respectively                              191               186
   Capital in excess of par value                                           109,462           107,622
   Cumulative translation adjustment                                            636               869
   Retained earnings (deficit)                                                4,665            (1,352)
   Unearned compensation                                                     (2,787)           (2,963)
   Pension liability adjustment                                              (2,173)           (1,847)
                                                                           --------          --------
                                                                            109,994           102,515
                                                                           --------          --------
        Total liabilities and stockholders' equity                         $300,805          $292,076
                                                                           ========          ========




          See accompanying notes to consolidated financial statements.

                        EKCO GROUP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                  FISCAL YEARS ENDED
                                                      DECEMBER 28,     DECEMBER 29,   DECEMBER 31,
                                                         1997             1996            1995
                                                      -----------      -----------    -----------
                                                     (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

Net revenues                                           $270,536         $249,870        $247,004
                                                       --------         --------        --------
Costs and expenses
   Cost of sales                                        181,307          164,505         160,933
   Selling, general and administrative                   60,915           59,737          49,152
   Special charges                                          783            9,877              --
   Amortization of excess of cost over fair value         3,631            3,636           3,636
                                                       --------         --------        --------
                                                        246,636          237,755         213,721
                                                       --------         --------        --------
Income before interest and income taxes                  23,900           12,115          33,283
                                                       --------         --------        --------
Net interest expense
   Interest expense                                      12,446           12,565          13,590
   Investment income                                       (810)            (149)            (97)
                                                       --------         --------        --------
                                                         11,636           12,416          13,493
                                                       --------         --------        --------
Income (loss) from continuing operations
  before income taxes and extraordinary charges          12,264             (301)         19,790
Income taxes                                              6,247            2,370           9,828
                                                       --------         --------        --------
Income (loss) from continuing operations
  before extraordinary charge                             6,017           (2,671)          9,962
Discontinued operations
      Loss from operations of discontinued
        operations, net of tax benefits of
        $1,928, and $1,934, respectively                     --          (24,720)         (1,917)
      Loss on disposal, net of tax
        benefit of $1,925                                    --           (3,575)             --
                                                       --------         --------        --------
Income (loss) before extraordinary charge                 6,017          (30,966)          8,045
Extraordinary charge for early retirement
      of debt, net of tax benefit of $2,139                  --           (3,208)             --
                                                       --------         --------        --------
Net income (loss)                                      $  6,017         $(34,174)       $  8,045
                                                       ========         ========        ========


                        EKCO GROUP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                FISCAL YEARS ENDED
                                                                     DECEMBER 28,    DECEMBER 29,   DECEMBER 31,
                                                                         1997           1996           1995
                                                                     -----------     -----------    -----------
                                                                   (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

Earnings (loss) per common share Basic:
      Income (loss) from continuing operations
        before extraordinary charge                                     $  .32         $ (.14)        $  .54
      Loss from operations of discontinued operations                       --          (1.34)          (.10)
      Loss on disposal of business                                          --           (.19)            --
                                                                        ------         ------         ------
      Income (loss) before extraordinary charge                            .32          (1.67)           .44
      Extraordinary charge                                                  --           (.18)            --
                                                                        ------         ------         ------
      Earnings (loss) per common share                                  $  .32         $(1.85)        $  .44
                                                                        ======         ======         ======
   Diluted:
      Income (loss) from continuing operations before
        extraordinary charge                                            $  .29         $ (.14)        $  .49
      Loss from operations of discontinued operations                       --          (1.34)          (.09)
      Loss on disposal of business                                          --           (.19)            --
                                                                        ------         ------         ------
      Income (loss) before extraordinary charge                            .29          (1.67)           .40
      Extraordinary charge                                                  --           (.18)            --
                                                                        ------         ------         ------
      Earnings (loss) per common share                                  $  .29         $(1.85)        $  .40
                                                                        ======         ======         ======
Weighted average number of shares
        used in computation of per share data
      Basic                                                             18,907         18,489         18,354
                                                                        ======         ======         ======
      Diluted                                                           20,849         18,489         22,413
                                                                        ======         ======         ======


          See accompanying notes to consolidated financial statements.

                        EKCO GROUP, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                        COMMON     CAPITAL IN   CUMULATIVE    RETAINED                   PENSION
                                                      STOCK, PAR    EXCESS OF   TRANSLATION   EARNINGS     UNEARNED     LIABILITY
                                             SHARES   VALUE $.01    PAR VALUE   ADJUSTMENT    (DEFICIT)  COMPENSATION   ADJUSTMENT
                                             ------   ----------   ----------   -----------   ---------  ------------   ----------
                                                                               (AMOUNTS IN THOUSANDS)

Beginning balance, January 1, 1995           18,069      $181       $105,448        $771       $27,172       $(2,968)    $(1,488)
Shares issued under common stock purchase
 and option plans and dividend re-
 investment plan                                226         2            769          --            --            --          --
Net shares issued under restricted common
 stock purchase plans                           243         2          1,515          --            --        (1,437)         --
Income tax reductions relating to stock
 plans                                           --        --             74          --            --            --          --
Shares issued upon preferred stock
 conversion                                      80         1            288          --            --            --          --
Purchases of treasury stock                    (204)       (2)        (1,178)         --            --            --          --
Net income for the year                          --        --             --          --         8,045            --          --
Dividends paid                                   --        --             --          --        (1,603)           --          --
Foreign currency translation adjustment          --        --             --         158            --            --          --
Amortization of unearned compensation            --        --             --          --            --           435          --
Pension liability adjustment                     --        --             --          --            --            --        (260)
                                             ------      ----       --------        ----       -------       -------     -------
Balance, December 31, 1995                   18,414       184        106,916         929        33,614        (3,970)     (1,748)
Shares issued under employee common
  stock purchase and option plans and
  dividend reinvestment plan                     90         1            360          --            --            --          --
Net shares issued under restricted
  common stock purchase plans                    27        --            171          --            --          (168)         --
Shares issued upon preferred stock
  conversion                                     49         1            175          --            --            --          --
Net loss for the year                            --        --             --          --       (34,174)           --          --
Dividends paid                                   --        --             --          --          (792)           --          --
Foreign currency translation adjustment          --        --             --         (60)           --            --          --
Amortization of unearned compensation            --        --             --          --            --         1,175          --
Pension liability adjustment                     --        --             --          --            --            --         (99)
                                             ------      ----       --------        ----       -------       -------     -------
Balance, December 29, 1996                   18,580       186        107,622         869        (1,352)       (2,963)     (1,847)


                        EKCO GROUP, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                        COMMON     CAPITAL IN   CUMULATIVE    RETAINED                   PENSION
                                                      STOCK, PAR    EXCESS OF   TRANSLATION   EARNINGS     UNEARNED     LIABILITY
                                             SHARES   VALUE $.01    PAR VALUE   ADJUSTMENT    (DEFICIT)  COMPENSATION   ADJUSTMENT
                                             ------   ----------   ----------   -----------   ---------  ------------   ----------
                                                                               (AMOUNTS IN THOUSANDS)

Shares issued under common stock
  purchase and option plans and
  dividend reinvestment plan                    372         4          1,005          --            --            --          --
Net shares issued under restricted
 common stock purchase plans                      3        --             19          --            --           (18)         --
Shares issued upon preferred stock
 conversion                                     111         1            400          --            --            --          --
Compensatory options issued                      --        --             50          --            --           (50)         --
Income tax reductions relating to
 stock plans                                     --        --            366          --            --            --          --
Net income for the year                          --        --             --          --         6,017            --          --
Foreign currency translation adjustment          --        --             --        (233)           --            --          --
Amortization of unearned compensation            --        --             --          --            --           244          --
Pension liability adjustment                     --        --             --          --            --            --        (326)
                                             ------      ----       --------       -----        ------       -------     -------
Balance, December 28, 1997                   19,066      $191       $109,462       $ 636        $4,665       $(2,787)    $(2,173)
                                             ======      ====       ========       =====        ======       =======     =======






See accompanying notes to consolidated financial statements

                        EKCO GROUP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                             FISCAL YEARS ENDED
                                                                DECEMBER 28,     DECEMBER 29,       DECEMBER 31,
                                                                   1997              1996              1995
                                                                -----------      -----------        -----------
                                                                           (AMOUNTS IN THOUSANDS)

Cash flows from operating activities
  Net income (loss)                                               $ 6,017          $(34,174)         $  8,045
  Adjustments to reconcile net income (loss)
    to net cash provided by operations
      Depreciation                                                  7,197             7,374             7,018
      Amortization of excess of cost over fair value                3,631             3,636             3,636
      Amortization of deferred finance costs                          578               517               590
      Other amortization                                            5,364             6,607             6,959
      Special charges                                                 783             9,877                --
      Loss from discontinued operations, net                           --            28,295             1,917
      Extraordinary charges, net                                       --             3,208                --
      Deferred income taxes                                         5,666            (5,837)            3,388
      Other                                                           651                82              (201)
      Change in certain assets and liabilities, net
        of effects from acquisition and dispositions of
        businesses, affecting cash provided by operations
        Accounts receivable                                        (3,612)           (3,704)              895
        Inventories                                               (26,853)           (6,364)              504
        Prepaid marketing costs                                    (5,548)           (4,413)           (4,877)
        Other assets                                                 (725)              506              (908)
        Accounts payable and accrued expenses                      (7,622)            7,636            (2,871)
        Income taxes payable                                        3,686             2,114            (3,395)
                                                                  -------          --------          --------
  Net cash provided by (used in) operating activities
      Continuing operations                                       (10,787)           15,360            20,700
      Discontinued operations                                        (570)            4,823             1,020
                                                                  -------          --------          --------
      Net cash provided by (used in) operating activities         (11,357)           20,183            21,720
                                                                  -------          --------          --------
Cash flows from investing activities
Proceeds from sale of property and equipment
  Proceeds from sale of property and equipment                        148             3,306             3,300
  Capital expenditures for continuing operations                   (8,567)           (8,320)           (8,566)
  Proceeds from sale of discontinued operations                    17,600                --                --
  Capital expenditures for discontinued operations                     --            (1,490)           (4,086)
                                                                  -------          --------          --------
      Net cash provided(used in) investing activities               9,181            (6,504)           (9,352)
                                                                  -------          --------          --------
Cash flows from financing activities
  Proceeds from issuance of note payable and
    long--term obligations                                             --           125,101            35,183
  Proceeds from sale of investment held as collateral                  --                --             3,600
  Payments of dividends                                                --              (792)           (1,603)
  Purchases of treasury stock                                          --                --            (1,180)
  Payments of note and long--term obligations                          --          (122,781)          (48,627)
  Other                                                             1,042               361               259
                                                                  -------          --------          --------
      Net cash provided by (used in)financing activities            1,042             1,889           (12,368)
Effect of exchange rate changes on cash                                (7)               (4)               13
                                                                  -------          --------          --------
Net increase (decrease) in cash and cash equivalents               (1,141)           15,564                13
Cash and cash equivalents at beginning of year                     15,706               142               129
                                                                  -------          --------          --------
Cash and cash equivalents at end of year                          $14,565          $ 15,706          $    142
                                                                  =======          ========          ========
Cash paid during the year for
  Interest                                                        $ 5,942          $  9,851          $ 12,557
  Income taxes                                                     (3,479)              184             7,912


  See accompanying notes to consolidated financial statements.

                        EKCO GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
PRINCIPLES OF CONSOLIDATION
     The consolidated financial statements include the accounts of the Company and its subsidiaries (the "Company"). The Company's principal operating subsidiaries are wholly-owned Ekco Housewares, Inc. ("Housewares"), wholly-owned Ekco Cleaning, Inc. and subsidiaries ("Cleaning"), and majority-owned Woodstream Corporation ("Woodstream"). All significant intercompany accounts and transactions have been eliminated.

BASIS OF PRESENTATION
     The Company uses a 52-53 week fiscal year ending on the Sunday nearest December 31. Accordingly, the accompanying consolidated financial statements include the fiscal years ended December 28, 1997 ("Fiscal 1997"), December 29, 1996 ("Fiscal 1996"), and December 31, 1995 ("Fiscal 1995").

CASH AND CASH EQUIVALENTS
     The Company considers all short-term investments which have an original maturity of 90 days or less to be cash equivalents.

MARKET EXPANSION PROGRAMS AND ADVERTISING COSTS
     The Company incurs certain costs in connection with maintaining and expanding its market position. These costs are deferred and amortized using the straight-line method over the lesser of the period of benefit or the program period. Program periods currently range from one to three years. It is the Company's policy to periodically review and evaluate whether the benefits associated with these costs are expected to be realized and that continued deferral and amortization is justified. Approximately $4.1 and $2.9 million of these costs are included in prepaid expenses at December 28, 1997 and December 29, 1996, respectively.

     The Company expenses all advertising costs as incurred.

INVENTORIES
     Inventories are stated at the lower of cost or market. Cost is determined on a first-in, first-out ("FIFO") basis for all subsidiaries except for Cleaning, whose cost is determined on a last-in, first-out ("LIFO") basis.

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

EARNINGS PER COMMON SHARE
     In December 1997, the Company adopted Financial Accounting Standards Board Statement No. 128, "Earnings Per Share" ("FAS 128"). All previously reported earnings per share information has been restated to reflect the impact of adopting FAS 128.

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

RECENT ACCOUNTING PRONOUNCEMENTS
     The Financial Accounting Standards Board has recently issued Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" and Statement of Financial Accounting Standards No. 131 "Disclosure about Segments of an Enterprise and Related Information". The Company intends on making the required disclosures based on each statement in fiscal 1998.

(2)  DISCONTINUED OPERATIONS
     On January 31, 1997, the Company's Board of Directors approved management's plan to dispose of the Company's molded plastic products business. Accordingly, the Company reported the results of the operations of the molded plastic products business and the loss on disposal as discontinued operations. During Fiscal 1997, the Company sold all of the assets of its molded plastics products business for cash proceeds of approximately $17.6 million and a $2.0 million promissory note, which is included in other assets at December 28, 1997.

     Net assets of discontinued operations classified separately in the consolidated balance sheets as of December 29, 1996 are as follows: (Amounts in thousands)

Accounts receivable, net                                          $ 4,210
Inventories                                                         6,138
Prepared expenses and other current assets                             67
Property and equipment, net                                        16,743
Excess of cost over fair value                                         --
Accounts payable                                                   (2,416)
Accrued expenses                                                   (2,212)
Loss on disposal                                                   (5,500)
                                                                  -------
                                                                  $17,030
                                                                  =======

     Certain information with respect to statements of operations from discontinued operations is summarized as follows:

                                                  Fiscal 1996       Fiscal 1995
                                                  -----------       -----------
                                                       (Amounts in thousands)

Net revenues                                       $ 26,764           $30,991
                                                   --------           -------
Cost of sales                                        26,758            30,410
Selling, general and administrative                   3,325             3,631
Special charges                                      22,728                --
Goodwill amortization                                   601               801
                                                   --------           -------
                                                     53,412            34,842
                                                   --------           -------
Loss before income taxes                            (26,648)           (3,851)
Income tax benefit                                   (1,928)           (1,934)
                                                   --------           -------
Loss from discontinued operations                  $(24,720)          $(1,917)
                                                   ========           =======


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

     The charge in Fiscal 1996 for loss on disposal of the molded plastic business includes the following: (Amounts in thousands)

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
                                                                 ======

(3)  INVENTORIES
     Inventories consisted of the following:

                                        DECEMBER 28, 1997     DECEMBER 29, 1996
                                        -----------------     -----------------
                                              (AMOUNTS IN THOUSANDS)

    Raw materials                             $12,984               $ 9,628
    Work in process                             3,811                 3,253
    Finished goods                             57,355                34,541
                                              -------               -------
                                              $74,150               $47,422
                                              =======               =======


     At December 28, 1997, and December 29, 1996, inventories carried under the LIFO method represented approximately 22.2% and 21.8%, respectively, of total year-end inventories. The effect of using LIFO for these inventories for Fiscal 1997 and Fiscal 1996 was immaterial to the financial position and results of operations of the Company.


(4)  PROPERTY AND EQUIPMENT, NET
     Property and equipment consisted of the following:

                                                     DECEMBER 28, 1997    DECEMBER 29, 1996
                                                     -----------------     ----------------
                                                           (AMOUNTS IN THOUSANDS)
      Property and equipment at cost
        Land, buildings and improvements                  $14,598               $14,623
        Equipment, furniture and fixtures                  60,624                58,963
                                                          -------               -------
                                                           75,222                73,586
      Less accumulated depreciation and
        amortization                                       39,544                38,588
                                                          -------               -------
                                                          $35,678               $34,998
                                                          =======               =======


(5)  LONG-TERM OBLIGATIONS AND OTHER LONG-TERM LIABILITIES
     Long-term obligations consisted of the following:

                                                     DECEMBER 28, 1997    DECEMBER 29, 1996
                                                     -----------------     ----------------
                                                           (AMOUNTS IN THOUSANDS)

     Credit Facility                                      $     --              $     --
     9.25% Senior Notes, due 2006 (net
       of unamortized discount of $730
       and $818)                                           124,270               124,182
                                                          --------              --------
                                                          $124,270              $124,182
                                                          ========              ========


     Other long-term liabilities consisted of the following:

       Accrued pension cost (see Note 8)                  $ 2,553               $ 2,327
       Deferred income taxes                                3,710                 2,028
       Other long-term liabilities                          5,711                 6,697
                                                          -------               -------
                                                          $11,974               $11,052
                                                          =======               =======


     On March 25, 1996, the Company sold $125.0 million of its 9.25% Senior Notes due 2006 ("Senior Notes") at a price of 99.291% of face value in a private offering to institutional investors. Interest on the Senior Notes is payable semi-annually on April 1 and October 1 of each year. The Company used the net proceeds of the Senior Note offering to (i) repurchase its outstanding 12.70% Notes due 1998 and 7.0% Convertible Subordinated Note due 2002 and (ii) to repay substantially all amounts outstanding under its revolving credit facility. Concurrently with closing the sale of the Senior Notes, the Company entered into an amendment to its revolving credit facility, which amendment consolidated the outstanding debt and borrowing capacity of the Company and its wholly-owned subsidiaries, and revised certain financial covenants. In July 1997, the Company and its lender bank amended and restated the credit agreement, which revised certain financial covenants and reduced the number of lender banks to one. On December 15, 1997, the Company and its lender bank agreed to certain modifications to its amended and restated credit agreement (as amended, the "Credit Facility"). Effective with the acquisition of APP Holding Corporation (see Note 19), the Credit Facility was increased to include a maximum revolving credit line of $55 million, up from a level of $35 million under the previous agreement and an additional $10 million was made available under a term loan credit facility. The maximum outstanding balance of the revolving credit line may not exceed to 80% of eligible accounts receivable and 50% of eligible inventory, provided that the amount attributable to eligible inventory may not exceed $35 million, as determined at the end of each calendar month. The Credit Facility provides for a commitment fee of three-eighths of one percent on the unused portion of the commitment. Borrowings under the Credit Facility bear interest at the bank's prime rate, or at LIBOR plus 1.25% or 1.5%, depending on the Company's borrowing strategy and the ratio of total debt to cash flow, as defined. Borrowings under the Credit Facility mature in November 2002 and are collateralized by substantially all of the assets of the Company. The Credit Facility contains certain financial and operating covenants, of which the most restrictive requires the Company to maintain a minimum level of cash flow. The Senior Notes, as well as the Credit Facility, contain certain financial covenants that may restrict the sale of assets, payment of dividends, the incurrence of additional indebtedness and certain investments and acquisitions by the Company.

     The Company has suspended the payment of quarterly dividends and does not anticipate paying cash dividends for the foreseeable future. In order for the Company to pay a dividend, its arrangements with holders of its Senior Notes would need to be amended and the payment of the dividend would have to be permitted under certain covenants of the Credit Facility.

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

                                            FISCAL 1997      FISCAL 1996     FISCAL 1995
                                            -----------      -----------     -----------
                                            (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGES)

Average interest rate of borrowings
   outstanding at end of year                    N/A               N/A            7.48%
Maximum amount of borrowings
   outstanding at any month-end               $1,242           $31,909         $56,533
Average aggregate borrowings during
  the year                                    $  176           $ 9,390         $43,392
Weighted average interest rate
  during the year                                8.5%            7.68%            8.08%


(6)  ACCRUED EXPENSES
     Accrued expenses consisted of the following:

                                                DECEMBER 28, 1997      DECEMBER 29, 1996
                                                -----------------      -----------------
                                                        (AMOUNTS IN THOUSANDS)

Payroll                                               $ 2,464                $ 5,033
Compensated absences                                    1,651                  1,755
Sales and promotional allowances                        9,470                  6,393
Provisions related to consolidation of
  cleaning business                                         -                  1,697
Interest and non-income taxes                           4,168                  4,326
Insurance 3,241                                         2,516
Professional fees                                         575                    715
Provision for environmental matters                     1,738                  1,782
Other                                                   5,983                  4,471
                                                      -------                -------
                                                      $29,290                $28,688
                                                      =======                =======


(7)  INCOME TAXES
     Total income tax expense (benefit) for Fiscal 1997, Fiscal 1996 and Fiscal 1995 was allocated as follows:

                                                     FISCAL 1997    FISCAL 1996   FISCAL 1995
                                                     -----------    -----------   -----------
                                                               (AMOUNTS IN THOUSANDS)

Income (loss) from continuing operations                $6,247       $ 2,370        $ 9,828
Income (loss) from discontinued operations                  --        (1,928)        (1,934)
Income (loss) from disposal of discontinued
  operations                                                --        (1,925)            --
Extraordinary charge for early retirement
  of debt                                                   --        (2,139)            --
Stockholders' equity, for compensation
  expense for tax purposes in excess of
  amounts recognized for financial reporting
  purposes                                                (366)           --            (74)
                                                        ------       -------        -------
                                                        $5,881       $(3,622)       $ 7,820
                                                        ======       =======        =======

     A reconciliation of the provision for income taxes from continuing operations to the statutory income tax rate applied to combined domestic and foreign income before income taxes for Fiscal 1997, Fiscal 1996 and Fiscal 1995 was as follows:

                                                       FISCAL 1997    FISCAL 1996   FISCAL 1995
                                                       -----------    -----------   -----------
                                                      (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGES)
Income (loss) from continuing operations
  before income taxes
      Domestic                                           $13,704         $ (19)       $20,408
      Foreign                                             (1,440)         (282)          (618)
                                                         -------         -----        -------
                                                         $12,264         $(301)       $19,790
                                                         =======         =====        =======

Federal income tax (credit) at normal rates                   35%          (35%)           35%
State income taxes, net of federal benefit                     7%          141%             5%
Difference between foreign and
  federal effective rates                                     --            30%             1%
Amortization of excess of cost over fair value                10%          423%             6%
Special charges                                               --           227%            --
Other                                                         (1%)           1%             3%
                                                         -------         -----        -------
                                                              51%          787%            50%
                                                         =======         =====        =======

         The components of the provision for income taxes for continuing operations were as follows:

                                      FEDERAL    STATE     FOREIGN     TOTAL
                                      ------     ------     -----      ------
                                              (AMOUNTS IN THOUSANDS)
FISCAL 1997
-----------
Current                               $  550     $  165     $(130)     $  585
Deferred                               4,565      1,243      (146)      5,662
                                      ------     ------     -----      ------
                                      $5,115     $1,408     $(276)     $6,247
                                      ======     ======     =====      ======
FISCAL 1996
-----------
Current                               $4,189     $1,688      $ (8)     $5,869
Deferred                              (2,608)      (891)        -      (3,499)
                                      ------     ------     -----      ------
                                      $1,581     $  797      $ (8)     $2,370
                                      ======     ======     =====      ======
FISCAL 1995
-----------
Current                               $5,986     $  993      $(41)     $6,938
Deferred                               2,562        312        16       2,890
                                      ------     ------     -----      ------
                                      $8,548     $1,305      $(25)     $9,828
                                      ======     ======     =====      ======


     The significant components of deferred income tax expense attributable to income from continuing operations for Fiscal 1997, Fiscal 1996 and Fiscal 1995 were as follows:

                                                  FISCAL 1997   FISCAL 1996    FISCAL 1995
                                                  -----------   -----------    -----------
                                                          (AMOUNTS IN THOUSANDS)

Depreciation                                        $(1,078)      $ (644)        $1,713
Inventory                                            (1,594)         516            193
Benefit plans                                           406         (167)           (72)
Accruals, provisions and other liabilities            8,520       (4,461)         1,414
Other                                                  (592)       1,257           (358)
                                                    -------      -------         ------
                                                    $ 5,662      $(3,499)        $2,890
                                                    =======      =======         ======


     The tax effects of temporary differences and carry forwards that give rise to significant portions of net deferred tax asset (liability) consisted of the following:

                                                  DECEMBER 28, 1997    DECEMBER 29, 1996
                                                  -----------------    -----------------
                                                         (AMOUNTS IN THOUSANDS)

Receivables                                           $   962               $   244
Inventory                                               2,440                   846
Benefit plans                                           3,166                 3,572
Accruals, provisions and other liabilities              1,526                10,046
Depreciation                                           (3,927)               (5,005)
Other                                                  (1,000)                 (874)
                                                      -------               -------
                                                      $ 3,167               $ 8,829
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

     At December 28, 1997, and December 29, 1996, the Company reported, as a separate component of stockholders' equity, the amount of the additional liability in excess of the unrecognized prior service costs of its pension plans.

Net pension expense consisted of the following:

                                                            FISCAL 1997    FISCAL 1996    FISCAL 1995
                                                            -----------    -----------    -----------
                                                                     (AMOUNTS IN THOUSANDS)
U.S. defined benefit plans
   Service cost-benefits earned during the period               $ 205         $ 232          $ 211
                                                                -----         -----          -----
   Interest accrued on projected benefit obligation               561           607            597
                                                                -----         -----          -----
   Expected return on assets
         Actual return                                           (566)         (516)          (582)
         Unrecognized gain (loss)                                   4           (32)            69
                                                                -----         -----          -----
                                                                 (562)         (548)          (513)
   Amortization of prior service cost and
     unrecognized loss                                            108           390            110
   Settlement loss                                                 30            38             89
                                                                -----         -----          -----
U.S. defined benefit plans, net                                   342           719            494
Canadian defined benefit plan                                       2             2             (2)
U.S. defined contribution plans                                   125           150            113
                                                                -----         -----          -----
Total net pension expense                                       $ 469         $ 871          $ 605
                                                                =====         =====          =====


         The following sets forth the funded status of the Company's defined benefit pension plans and amounts recognized in the consolidated balance sheets:

                                              DECEMBER 28, 1997           DECEMBER 29, 1996
                                              -----------------     ---------------------------
                                                 PLANS WITH         PLANS WITH       PLANS WITH
                                                 ACCUMULATED        ASSETS           ACCUMULATED
                                                 BENEFITS           EXCEEDING        BENEFITS
                                                 EXCEEDING          ACCUMULATED      EXCEEDING
                                                 ASSETS             BENEFITS         ASSETS
                                              -----------------     -----------      ----------
                                                             (AMOUNTS IN THOUSANDS)
Accumulated benefit obligation
   Vested                                         $(8,464)           $(1,708)       $(7,294)
   Nonvested                                         (111)                (2)           (87)
                                                  -------            -------        -------
         Total                                     (8,575)            (1,710)        (7,381)

Effect of projected
  compensation increases                             (454)              (259)            --
                                                  -------            -------        -------
Projected benefit obligation                       (9,029)            (1,969)        (7,381)
Plan assets                                         6,693              2,510          5,001
                                                  -------            -------        -------
Plan assets in excess of (less than)
  projected benefit obligations                    (2,336)               541         (2,380)
Unrecognized actuarial net gain (losses)            1,905               (107)         1,865
Unrecognized prior service cost                        51                 99             35
Additional liability                               (2,173)                --         (1,847)
                                                  -------            -------        -------
Prepaid (accrued) pension cost included
  in consolidated balance sheet                   $(2,553)           $   533        $(2,327)
                                                  =======            =======        =======


     Plan assets are invested primarily in pooled funds maintained by insurance companies. The projected benefit obligation was determined using an assumed discount rate of 7.0% for Fiscal 1997 and 7.5% for Fiscal 1996. The nature of the domestic pension plans is such that an estimate of future compensation increases is not required. The assumed long-term rate of return on plan assets was 9%. At December 28, 1997, the various plans held an aggregate of 11,410 shares of the Company's common stock.

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

     The following sets forth the amounts recognized in the consolidated balance sheets for the Company's post-retirement benefit plans:

                                                       DECEMBER 28, 1997     DECEMBER 29, 1996
                                                       -----------------     -----------------
                                                              (AMOUNTS IN THOUSANDS)
      Accumulated post-retirement benefit obligation
        Fully eligible active employees                      $  397               $  765
        Retirees                                              1,445                1,035
        Other active employees                                  483                  649
                                                             ------               ------
                                                              2,325                2,449
      Plan assets                                                 -                   -
      Unrecognized net (gain) loss                              301                  137
                                                             ------               ------
      Accrued post-retirement benefit cost                   $2,626               $2,586
                                                             ======               ======


Post-retirement benefit expense consisted of the following:

                                                           FISCAL 1997   FISCAL 1996    FISCAL 1995
                                                           -----------   -----------    -----------
                                                                 (AMOUNTS IN THOUSANDS)
      Service cost (benefits attributed to
       employee services during the year)                     $ 30          $ 51            $ 43
      Interest expense on the accumulated
       post-retirement benefit obligation                      159           172             182
      Amortization of gain                                     (22)            -               -
                                                              ----          ----            ----
      Net periodic post-retirement benefit
       Expense                                                $167          $223            $225
                                                              ====          ====            ====

     The discount rates used in determining the accumulated post-retirement benefit obligation as of December 28, 1997 was 7.0% and as of December 29, 1996 was 7.5%. The Company subsidy is a defined dollar amount and will not increase in the future; therefore, no medical trend rate has been assumed and the results of the calculation of the plan liabilities will not be affected by future medical cost trends. The pay-as-you-go expenditures for post-retirement benefits were $127,000, $147,000, and $484,000 for Fiscal 1997, Fiscal 1996 and Fiscal
1995, respectively.

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

SERIES B ESOP CONVERTIBLE PREFERRED STOCK
     The Company sold 1.8 million shares of the Series B ESOP Convertible Preferred Stock at a price of $3.61 per share to the ESOP trust in 1989. At December 28, 1997, approximately 1.3 million shares of the Company's common stock were reserved for conversion of Series B ESOP Convertible Preferred Stock.

     An unearned ESOP compensation amount is reported as an offset to the Series B ESOP Convertible Preferred Stock amount in the consolidated balance sheets. The unearned compensation is being amortized as shares in the Series B ESOP Convertible Preferred Stock are allocated to employees. Shares are allocated ratably over the life of the ESOP Loan (as defined below) or, if less, the actual period of time over which the indebtedness is repaid. The allocation of shares is based upon a formula equal to a percentage of the Company's payroll costs. The percentage is determined by the Company's Board of Directors annually and may require principal prepayments. The Company's Board of Directors approved principal prepayments of $511,000, $522,000, and $567,000 for Fiscal 1997, Fiscal 1996 and Fiscal 1995 to be paid in 1998, 1997 and 1996, respectively. For Fiscal 1997, Fiscal 1996 and Fiscal 1995, $740,000, $816,000, and $652,000,
respectively, has been charged to operations. The actual cash contributions, excluding the above mentioned prepayments, to the ESOP by the Company during Fiscal 1997, Fiscal 1996 and Fiscal 1995 were $402,000, $402,000, and $302,000, respectively.

     Upon retirement or termination from the Company, each employee has the option to either convert the vested Series B ESOP Convertible Preferred Stock into common stock of the Company or redeem the Series B ESOP Convertible Preferred Stock for cash at a price of $3.61 per share. The change in the principal amount of the Series B ESOP Convertible Preferred Stock from year to year is solely due to redemptions and conversions by vested employees retiring or leaving the Company. The Series B ESOP Convertible Preferred Stock pays a dividend equal to any dividend on the Company's common stock.

     Series B ESOP Convertible Preferred Stock, net, consisted of the following:

                                                       DECEMBER 28, 1997    DECEMBER 29, 1996
                                                       -----------------    -----------------
                                                              (AMOUNTS IN THOUSANDS)
    Series B ESOP Convertible Preferred Stock,
     par value $.01                                        $4,757               $ 5,196
    Unearned compensation                                    (358)               (1,098)
                                                            -----               -------
                                                           $4,399               $ 4,098
                                                           ======               =======


ESOP COMMON STOCK
     In October 1990, the Company's Board of Directors authorized the Trustee of the ESOP to purchase up to 1.0 million shares of the Company's common stock. The Company financed the purchase through a 20-year 10% loan from the Company to the ESOP (the "ESOP Loan"). The ESOP has purchased, in open market transactions, a total of 1.0 million shares of the Company's common stock at a total cost of approximately $3.3 million. Unearned compensation equal to such cost (included as a component of stockholders' equity) is being amortized as shares of the Company's common stock are allocated to employee accounts. Shares are allocated ratably over the life of the loan or, if less, the actual period of time over which the indebtedness is repaid, subject to a minimum allocation of 50,000 shares each year. For each of Fiscal 1997, Fiscal 1996 and Fiscal 1995, 50,000 shares were allocated to employees' accounts. For each of Fiscal 1997, Fiscal 1996 and Fiscal 1995, $165,000 has been charged to operations.


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

PREFERRED STOCK RIGHTS
     In 1987, the Board of Directors of the Company declared a dividend payable to stockholders of record as of April 9, 1987, of one preferred share purchase right ("Right") for each outstanding share of common stock. In 1988, 1989 and 1992, the Company's Board of Directors amended the preferred share purchase rights plan and in March 1997 amended and restated the plan. The amended and restated plan provides that each Right, when exercisable, will entitle the holder thereof until April 9, 2007, to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share, at an exercise price of $30, subject to certain anti-dilution adjustments. The Rights will not be exercisable or transferable apart from shares of common stock until the earlier of (i) the day on which there is a public announcement that a person or group has acquired beneficial ownership of 15% or more of the outstanding shares of common stock (an "Acquiring Person") or (ii) the tenth business day after a person commences, or announces an intention to commence, a tender or exchange offer for 15% or more of the outstanding shares of common stock. The Rights are redeemable by the Company at $.01 per Right at any time prior to the time that a person or group becomes an Acquiring Person. At any time after a person becomes an Acquiring Person, the Company's Board of Directors may exchange all or any part of the Rights for common shares at an exchange ratio of one common share per Right. This option is extinguished when any person becomes the beneficial owner of 50% or more of the common shares outstanding.

     In the event that the Company is a party to a merger or other business combination transaction in which the Company is not the surviving entity, each Right will entitle the holder to purchase, at the exercise price of the Right, that number of shares of the common stock of the acquiring company which, at the time of such transaction, would have a market value of two times the exercise price of the Right. In addition, if a person or group becomes an Acquiring Person, each Right not owned by such person or group would become exercisable for the number of shares of common stock which, at that time, would have a market value of two times the exercise price of the Right.

COMMON STOCK, $.01 PAR VALUE

     Share information regarding Common Stock consisted of the following:

                                               DECEMBER 28, 1997   DECEMBER 29, 1996
                                               -----------------   -----------------
         Authorized shares                        60,000,000           60,000,000
                                                  ==========           ==========
         Shares issued                            28,481,788           27,996,648
         Shares held in treasury                   9,415,361            9,417,004
                                                  ----------           ----------
         Shares outstanding                       19,066,427           18,579,644
                                                  ==========           ==========


TREASURY STOCK
     During Fiscal 1995, the Company purchased approximately 205,000 shares of its common stock in open-market transactions at a cost of approximately $1.2 million.

STOCK COMPENSATION PLANS
     At December 28, 1997, the Company had five stock based compensation plans which are described below. The Company applies Accounting Principle Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations in accounting for its employee stock compensation plans. Accordingly, no compensation has been recognized for its stock option plans and its employee stock purchase plan for options issued to employees. Compensation costs for its restricted stock purchase plans and 1996 Performance Unit Rights Award Plan are described below. Since the Company accounts for compensation plans under APB 25, certain pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards Board No. 123 "Accounting for Stock Based Compensation" ("FASB 123") as if the Company had accounted for its compensation plans under the fair value approach of this statement. For the purposes of the pro forma disclosures, the estimated fair value of the compensation plans is amortized to expense over the option vesting period. The Company's pro forma information is as follows:

                                                     FISCAL 1997    FISCAL 1996    FISCAL 1995
                                                     -----------    -----------    -----------
                                                  (amounts in thousands except for  per share data)

    Net income (loss)        As reported                $6,017        $(34,174)      $8,045
                             Pro forma                  $4,961        $(35,891)      $7,869
    Basic earnings (loss)
      per share              As reported                $  .32        $  (1.85)      $  .44
                             Pro forma                  $  .26        $  (1.94)      $  .43
    Diluted earnings
      (loss) per share       As reported                $  .29        $  (1.85)      $  .40
                             Pro forma                  $  .24        $  (1.94)      $  .39


     The fair value of the Company's stock option plans and 1996 Performance Unit Rights Award Plan was estimated at the grant date using a Black-Scholes option pricing model. The estimated weighted average assumptions under that model for Fiscal 1997 were: volatility factor of the expected market price of the Company's stock of 0.40; zero future dividend yield and risk free interest rates of 5.64%, 5.66%, 5.71%, and 5.80%, based on one, two, three and six year strip yields of U.S. Treasury Securities at December 28, 1997. It was also assumed that the stock options have a weighted average expected life of six years and eleven months. The estimated weighted average assumptions under that model for Fiscal 1996 and Fiscal 1995 were: volatility factor of the expected market price of the Company's stock of 0.45; zero future dividend yield and risk free interest rates of 5.6%, 5.89%, 6.05% and 6.22%, based on one, two, three and six year strip yields of U.S. Treasury Securities at December 29, 1996. It was also assumed that the stock options had a weighted average expected life of five years and nine months and the Performance Unit Rights Awards had a weighted average expected life of two years and three months.

STOCK OPTION PLANS
     At December 28, 1997, approximately 450,000 shares of the Company's stock were available for grants of options to employees, directors and consultants under the Company's stock option plans. Options granted under the plans are granted at prices not less than 100% of the fair market value (as defined) on the dates the options are granted. Accordingly, under APB 25 no compensation cost is recognized for options issued to employees. During Fiscal 1997 an option to purchase 15,000 shares of the Company's common stock was granted to a consultant for services rendered. Total compensation to be expensed over a five year period will be $50,000. The pro forma net income impact under FASB 123 is $1,029,000 for Fiscal 1997, $1,183,000 for Fiscal

1996 and $136,000 for Fiscal 1995. Options must be exercised within the period described by the respective stock option plan agreements, but not later than 10 years for certain options and 11 years for others.

     A summary of the Company's stock option activity, and related information for Fiscal 1997 and 1996 follows:

                                                     FISCAL 1997                FISCAL 1996
                                                ---------------------      ---------------------
                                                             WEIGHTED                   WEIGHTED
                                                              AVERAGE                    AVERAGE
                                                               OPTION                     OPTION
                                                                PRICE                      PRICE
                                                SHARES      PER SHARE      SHARES      PER SHARE
                                                ------      ---------      ------      ---------

(amounts in thousands except for per share information)

Outstanding at beginning of year                 2,809        $5.04         2,551          $6.36
Options granted                                    869         4.86         1,208           4.02
Options exercised                                 (308)        2.43           (25)          2.38
Options canceled                                  (119)        8.21          (925)          7.42
                                                ------                     ------
Options outstanding
   at end of year                                3,251         5.12         2,809           5.04
                                                ======                     ======
Options exercisable at
 end of year                                     2,987         4.96         1,840           5.11
                                                ======                     ======
Weighted-average fair
  value of options
  granted during the year                       $ 2.46                     $ 2.02


     Exercise prices for options outstanding as of December 28, 1997 ranged from $2.13 to $11.31. The weighted-average remaining contractual life of those options is 6.9 years.

     Changes in options and option shares under the plans during the respective fiscal years were as follows:

                                FISCAL 1997                      FISCAL 1996                     FISCAL 1995
                         -------------------------      ---------------------------      ---------------------------
                         OPTION PRICE    NUMBER OF      OPTION PRICE      NUMBER OF      OPTION PRICE      NUMBER OF
                          PER SHARE       SHARES         PER SHARE         SHARES          PER SHARE        SHARES
                         ------------    ---------      ------------      ---------      ------------      ---------
Options outstanding,
  beginning of year      $2.13-$11.31    2,809,805      $2.13-$11.31      2,551,436      $2.13-$11.31     2,593,093
Options granted          $4.13-$ 8.19      868,977      $3.38-$ 5.94      1,207,792      $6.06-$ 6.56       340,895
Options exercised        $2.13-$ 6.31     (308,266)     $2.25-$ 2.63        (24,700)     $2.19-$ 3.38      (150,814)
Options canceled         $5.94-$11.31     (119,721)     $3.69-$11.31       (924,723)     $2.63-$11.31      (231,738)
                                         ---------                        ---------                       ---------
Options outstanding,
  end of year            $2.13-$11.31    3,250,795      $2.13-$11.31      2,809,805      $2.13-$11.31     2,551,436
                                         =========                        =========                       =========
Options exercisable,
  end of year            $2.13-$11.31    2,986,657      $2.13-$11.31      1,840,305      $2.13-$11.31     2,047,779
                                         =========                        =========                       =========
Shares reserved for
  future grants                            446,906                        1,196,162
                                         =========                        =========


                                               OPTION PRICE AND MARKET VALUE AT DATE OF GRANT
                                               ----------------------------------------------
                                                 NUMBER
                                               OF SHARES           PER SHARE         AMOUNT
                                               ----------         -----------       ---------

Options outstanding at December 28, 1997, which were granted during fiscal years:

   1987                                           150,000              $ 3.69     $   553,125
   1988                                           241,428        $2.13-$ 2.25         519,999
   1989                                            31,373              $ 3.19         100,001
   1990                                            57,500              $ 2.56         147,344
   1991                                            32,600              $ 2.63          85,575
   1992                                           177,700        $7.50-$10.06       1,754,044
   1993                                           245,740        $7.44-$11.31       2,659,574
   1994                                           177,000        $7.31-$ 7.56       1,326,063
   1995                                           167,044        $6.06-$ 6.50       1,059,659
   1996                                         1,101,433        $3.38-$ 5.94       4,219,446
   1997                                           868,977        $4.13-$ 8.19       4,220,485
                                                ---------                         -----------
                                                3,250,795                         $16,645,315
                                                =========                         ===========


     Of the options outstanding at December 28, 1997, options to acquire 1,605,911 shares at a weighted average exercise price of $5.10 per share became exercisable on the grant date. Under certain circumstances, a portion of the shares purchased pursuant to the exercise of such options are subject to repurchase by the Company within three years of the date of grant of the option at the option exercise price. At December 28, 1997, 324,201 of such shares were subject to such repurchase. Additionally, outstanding and exercisable at December 28, 1997 were options to acquire 900,000 shares at an exercise price of $3.38 per share.

     The remaining options outstanding at December 28, 1997, which cover the acquisition of 744,884 shares at a weighted average exercise price of $7.27 per share, become exercisable in five equal annual installments beginning on the first anniversary of the date of grant.

RESTRICTED STOCK PURCHASE PLANS
     Under the Company's restricted stock purchase plans, the Company may offer to sell shares of common stock to employees of the Company and its subsidiaries at a price per share of not less than par value ($.01) and not more than 10% of market value on the date the offer is approved, and on such other terms as deemed appropriate. Shares are awarded in the name of the employee, who has all rights of a stockholder, subject to certain repurchase provisions. Restrictions on the disposition of shares for the shares purchased expire annually, over a period not to exceed five years, if certain performance targets are achieved, otherwise they lapse on the tenth anniversary. Common stock reserved for future grants under these plans aggregated approximately 700,000 shares at December 28, 1997. The following table summarizes the activity of the restricted stock purchase plans during the respective fiscal years (fair market value determined at date of purchase).

                                        FISCAL 1997                FISCAL 1996           FISCAL 1995
                                    ------------------         -----------------      -----------------
                                    NUMBER       FAIR          NUMBER      FAIR       NUMBER      FAIR
                                      OF        MARKET           OF       MARKET        OF       MARKET
                                    SHARES       VALUE         SHARES      VALUE      SHARES      VALUE
                                    ------       -----         ------      -----      ------      -----
                                                             (AMOUNTS IN THOUSANDS)
Unvested shares outstanding,
  beginning of year                  132         $827          257      $ 1,660         51       $  312
Shares issued                          3           19           40          232        288        1,824
Shares repurchased                     -            -          (13)         (61)       (45)        (297)
Shares vested                         (7)         (61)        (152)      (1,004)       (37)        (179)
                                     ---         ----         ----      -------        ---       ------

Unvested shares outstanding,
 end of year                         128         $785          132      $   827        257       $1,660
                                     ===         ====         ====      =======        ===       ======


     The difference between the issue price and the fair market value of the shares at the date of issuance is accounted for as unearned compensation and amortized to expense over the lapsing of restrictions. During Fiscal 1997, Fiscal 1996 and Fiscal 1995, unearned compensation charged to operations was $78,000, $1.0 million (including a special charge of $482,000 pursuant to a severance arrangement with the Company's former chief executive officer), and $270,000, respectively. To the extent the amount deductible for income taxes exceeds the amount charged to operations for financial statement purposes, the related tax benefits are credited to additional paid-in-capital when realized. The pro forma net income impact under FASB 123 is not material.

EMPLOYEE STOCK PURCHASE PLAN
     The Company has an employee stock purchase plan (the "Plan") that permits employees to purchase up to a maximum of 500 shares per quarter of the Company's common stock at a 15% discount from market value. During Fiscal 1997, Fiscal 1996 and Fiscal 1995, employees purchased 62,015 shares, 56,983 shares, and 72,844 shares, respectively, for a total of approximately $248,000, $255,000, and $376,000, respectively. At December 28, 1997, approximately 1.0 million shares were reserved for future issuances under the Plan. Under APB 25, there have been no charges to income in connection with the Plan other than incidental expenses. The pro forma net income impact under FASB 123 is not material.

1996 PERFORMANCE UNIT RIGHTS AWARD PLAN
     In September 1996, the Company's Board of Directors approved the 1996 Performance Unit Rights Award Plan whereby selected key employees and directors may receive performance unit rights ("Rights") which are rights to receive an amount based on the appreciated value of the Company's common stock over an established base price. The maximum number of Rights that may be granted under the plan as amended is 2,000,000. On December 4, 1996 the Company issued 525,718 Rights at a weighted average base price of $4.26 per Right with a cap on the value of the common stock underlying the Rights on the exercise date of $6.63 per Right under a severance arrangement with the Company's former CEO. A provision of $256,000 for Fiscal 1996 was included in special charges for these Rights. The pro forma net income impact under FASB 123 for Fiscal 1996 was estimated to be $507,000 in additional compensation expense. During Fiscal 1997 the Rights were fully exercised and a provision of $783,000 was included in special charges.

INCOME TAX BENEFITS
     Income tax benefits relating to stock option plans, restricted stock plans and employee stock purchase plan credited to additional paid-in-capital as realized in Fiscal 1997 and Fiscal 1995 were $366,000 and $74,000, respectively.

(12)  EARNINGS (LOSS) PER COMMON SHARE
     Basic earnings (loss) per common share is based upon the weighted average common stock outstanding during each period. Diluted earnings (loss) per common share is based upon the weighted average of common stock and dilutive common stock equivalent shares, including Series B ESOP Convertible Preferred Stock, outstanding during each period. The weighted average number of shares used in computation of diluted earnings per share consisted of the following for the periods presented:


                                                   FISCAL        FISCAL       FISCAL
                                                    1997          1996         1995
                                                   ------        ------       -----
                                                        (AMOUNTS IN THOUSANDS)
Weighted average shares of common stock
  outstanding during the year                      18,907        18,489      18,354
Weighted average common equivalent                                anti-
  shares due to stock options                         558      dilutive         426
Shares of common stock from conversion
  of convertible debt                                  --            --       2,095
Series B ESOP Convertible                                         anti-
  Preferred Stock                                   1,384      dilutive       1,538
                                                   ------      --------      ------
                                                   20,849        18,489      22,413
                                                   ======      ========      ======


The income used in determining diluted earnings per share consisted of the following for the periods presented:


                                                      FISCAL       FISCAL      FISCAL
                                                       1997         1996        1995
                                                      ------       ------      -----
                                                            (AMOUNTS IN THOUSANDS)
Income (loss) from continuing operations used
  in calculating basic earnings per share               $6,017     $(2,671)    $ 9,962
Interest savings from conversion of
  convertible debt                                          --          --       1,541
Effect of deferred financing costs                          --          --         107
Tax effect at 40%                                           --          --        (659)
                                                        ------     -------     -------
Income (loss) from continuing operations used
  in calculating diluted earnings per share             $6,017     $(2,671)    $10,951
                                                        ======     =======     =======


(13)  COMMITMENTS AND CONTINGENCIES
EMPLOYMENT CONTRACTS
     The Company has employment agreements and arrangements with its executive officers and certain management personnel. The agreements generally continue until terminated by the executive or the Company, and provide for severance payments under certain circumstances. The majority of the agreements and arrangements provide the employees with certain additional rights after a Change of Control (as defined) of the Company occurs. A portion of the Company's obligations under certain agreements are secured by letters of credit. The agreements include a covenant against competition with the Company, which extends for a period of time after termination for any reason. As of December 28, 1997, if all of the employees under contract were to be terminated by the Company without good cause (as defined) under these contracts, the Company's liability would be approximately $4.3 million ($7.5 million following a Change of Control).

SEVERANCE POLICY
     The Board of Directors of the Company has adopted a severance policy for all exempt employees of the Company. In the event of a Change of Control (as defined), each exempt employee of the Company whose employment is terminated, whose duties or responsibilities are substantially diminished, or who is directed to relocate within 12 months after such Change of Control, will receive, in addition to all other severance benefits accorded to similarly situated employees, salary continuation benefits for a period of months determined by dividing his or her then yearly salary by $10,000, limited to not more than 12 months. This policy does not apply to any exempt employee of the Company who is a party to a contractual commitment with the Company which provides him or her with greater than 12 months salary, severance payment or salary continuation upon his or her termination in the event of a Change of Control. This policy may be rescinded at any time by the Company's Board of Directors prior to a Change of Control.

LEASES
     The Company leases offices, warehouse facilities, vehicles and equipment under operating and capital leases. The terms of certain leases provide for payment of minimum rent, real estate taxes, insurance and maintenance. Rents of approximately $3.0 million, $2.6 million and $3.4 million, were charged to operations for Fiscal 1997, Fiscal 1996 and Fiscal 1995, respectively. The Company received rental income from properties held for sale in Fiscal 1996 and Fiscal 1995. Rental income included in selling, general and administrative expenses was approximately $96,000, and $154,000, for Fiscal 1996 and Fiscal 1995, respectively.

     Minimum rental payments required under leases that had initial or remaining noncancellable lease terms in excess of one year as of December 28, 1997, were as follows (amounts in thousands):

                   FISCAL YEAR
                      1998                                         $2,851
                      1999                                          2,312
                      2000                                          1,771
                      2001                                          1,635
                      2002                                            905


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

     In connection with the acquisition of Cleaning by the Company in 1993, the Company engaged environmental engineering consultants ("Consultants") to review potential environmental liabilities at all of Cleaning's properties. Such investigation and testing resulted in the identification of likely environmental remedial actions, operation, maintenance and ground water monitoring and the estimated costs thereof. Management, based upon the engineering studies, originally estimated the total remediation and ongoing ground water monitoring costs to be approximately $6.0 million, including the effects of inflation, and accordingly at that time, recorded a liability of approximately $3.8 million, representing the undiscounted costs of remediation and the net present value of future costs discounted at 6%. Based upon the most recent cost estimates provided by the Consultants, the Company believes the total remaining remediation and compliance costs will be approximately $1.1 million and the expense for the ongoing operation, maintenance and ground water monitoring will be approximately $20,500 for fiscal 1998 and for each of the thirty years thereafter. As of December 28, 1997, the liability recorded by the Company was approximately $2.8 million. Although the current estimated costs of remediation are less than the liability recorded at December 28, 1997, the Company does not consider any further adjustment to be prudent at this time given the inherent uncertainties involved in completing the remediation processes. The Company expects to pay approximately $145,000 of the remediation costs in fiscal 1998 with the balance being paid out in fiscal 1999. During Fiscal 1997, the Company paid approximately $23,000 of such costs. The estimates may subsequently change should additional sites be identified or further remediation measures be required or undertaken or interpretation of current laws or regulations be modified. The Company has not anticipated any insurance proceeds or third-party payments in arriving at the above estimates.

CONCENTRATIONS OF CREDIT RISK
     Financial instruments which subject the Company to concentrations of credit risk consist primarily of trade receivables. Mass merchandisers comprise a significant portion of the Company's customer base. The Company had trade receivables of approximately $12.7 million and $12.9 million from mass merchandisers at December 28, 1997 and December 29, 1996, respectively. Although the Company's exposure to credit risk associated with non-payment by mass merchandisers is affected by conditions or occurrences within the retail industry, trade receivables from mass merchandisers were current at December 28, 1997 and one mass merchandiser accounted for 13% of the Company's receivables at that date while no other retailer accounted for more than 10% of receivables.

(14)  INDUSTRY AND GEOGRAPHIC AREA INFORMATION
     The Company is a manufacturer and marketer of multiple categories of branded housewares products for everyday home use. The Company operates in one industry segment, with revenues derived from sales in four principal product categories: (i) bakeware, (ii) kitchenware, (iii) cleaning products, and (iv) pest control and small animal care and control products. Sales and marketing operations outside the United States are conducted principally through subsidiaries in Canada and the United Kingdom and by direct sales. One customer accounted for net revenues from continuing operations of approximately $35.9 million (13.3%), $27.5 million (11.0%), and $30.5 million (12.3%) for Fiscal 1997, Fiscal 1996 and Fiscal 1995, respectively.

     The following table shows information by geographic area from continuing operations:

                                  UNAFFILIATED        INCOME BEFORE
                                  NET REVENUES        INCOME TAXES       TOTAL ASSETS
                                  ------------        ------------       ------------
                                                  (AMOUNTS IN THOUSANDS)
     FISCAL 1997
     -----------
     United States                  $254,040             $13,842            $293,398
     Canada                           13,679                (729)              9,348
     United Kingdom                    2,817                (711)              3,678
     Eliminations                         --                (138)             (5,619)
                                    --------             -------            --------
     Consolidated                   $270,536             $12,264            $300,805
                                    ========             =======            ========

     FISCAL 1996
     -----------
     United States                  $236,901             $     6            $288,259
     Canada                           12,969                (282)              9,104
     Eliminations                         --                 (25)             (5,287)
                                    --------             -------            --------
     Consolidated                   $249,870             $  (301)           $292,076
                                    ========             =======            ========

     FISCAL 1995
     -----------
     United States                  $235,642             $20,512            $298,579
     Canada                           11,362                (618)              7,742
     Eliminations                         --                (104)             (5,263)
                                    --------             -------            --------
     Consolidated                   $247,004             $19,790            $301,058
                                    ========             =======            ========

     United States revenues include approximately $12.1 million, $10.9 million, and $9.1 million of export sales to unaffiliated customers for Fiscal 1997, Fiscal 1996 and Fiscal 1995, respectively.


(15)  SUPPLEMENTARY INFORMATION
     The following amounts were charged to costs and expenses:

                                                            FISCAL 1997    FISCAL 1996    FISCAL 1995
                                                            -----------    -----------    -----------
                                                                     (AMOUNTS IN THOUSANDS)

      Advertising                                              $6,784         $6,971         $5,751
                                                               ======         ======         ======
      Provision for doubtful accounts                          $  183         $  130         $ (290)
                                                               ======         ======         ======
      Amortization of excess of cost over fair value           $3,631         $3,636         $3,636
                                                               ======         ======         ======
      Amortization of deferred finance costs                   $  578         $  517         $  590
                                                               ======         ======         ======
      Other amortization
         Prepaid marketing costs                               $4,308         $5,025         $5,799
         Unearned compensation                                    983          1,509          1,087
         Favorable lease rights                                    73             73             73
                                                               ------         ------         ------
                                                               $5,364         $6,607         $6,959
                                                               ======         ======         ======


(16)  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
     The following table presents the unaudited quarterly results of operations for Fiscal 1997 and Fiscal 1996:

                                              FIRST          SECOND           THIRD          FOURTH           TOTAL
                                             QUARTER         QUARTER         QUARTER         QUARTER           YEAR
                                             --------        --------        --------        --------        ---------
                                                         (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
FISCAL 1997
-----------
CONTINUING OPERATIONS
     Net revenues                            $ 53,888        $ 57,510        $ 81,818        $ 77,320        $ 270,536
     Gross profit                              17,018          18,352          29,184          24,675           89,229
     Special charges                             (294)           (320)           (169)            --              (783)
     Income (loss) before taxes                (1,950)           (578)          8,986           5,806           12,264
     Income (loss)                             (1,008)           (297)          4,536           2,786            6,017
     Basic earnings (loss) per share             (.05)           (.02)            .24             .15              .32
     Diluted earnings (loss) per share           (.05)           (.02)            .22             .13              .29

FISCAL 1996
-----------

CONTINUING OPERATIONS
     Net revenues                            $ 51,090        $ 50,606        $ 73,116        $ 75,058        $ 249,870
     Gross profit                              15,639          16,033          27,273          26,420           85,365
     Special charges                               --              --          (2,000)         (7,877)          (9,877)
     Income (loss) before taxes                  (775)         (1,333)          5,065          (3,258)            (301)
     Income (loss)                                (31)           (329)          1,579          (3,890)          (2,671)
     Basic earnings (loss) per share               --            (.02)            .09            (.21)            (.14)
     Diluted earnings (loss) per share             --            (.02)            .08            (.21)            (.14)
DISCONTINUED OPERATIONS
     Net revenues                               5,871           5,274          10,344           5,275           26,764
     Gross profit                                 233             503             284          (1,014)               6
     Special charges                             --              --           (22,728)           --            (22,728)
     Loss before taxes                           (757)           (282)        (23,657)         (1,952)         (26,648)
     (Loss)                                      (347)           (206)        (22,909)         (1,258)         (24,720)
     Loss per share                              (.02)           (.01)          (1.24)           (.07)           (1.34)
     Loss on disposal net of taxes                 --              --              --          (3,575)          (3,575)
     Loss on disposal per share                    --              --              --            (.19)            (.19)
EXTRAORDINARY CHARGE
     Charge before tax benefit                 (5,347)             --              --              --           (5,347)
     Net extraordinary charge per
       share                                   (3,208)             --              --              --           (3,208)
     Extraordinary charge per share              (.18)             --              --              --             (.18)
NET LOSS                                       (3,586)           (535)        (21,330)         (8,723)         (34,174)
     Basic net loss per share                    (.19)           (.03)          (1.15)           (.47)           (1.85)
     Diluted net loss per share                  (.19)           (.03)          (1.05)           (.47)           (1.85)



(17) SPECIAL CHARGES
     The special charge for Fiscal 1997 relates to the exercise of stock appreciation rights granted to the Company's former chief executive officer ("CEO") pursuant to a December 1996 severance arrangement.

     The special charges in Fiscal 1996 consisted of the following (amounts in thousands):

     Writedown of the carrying value of
       certain real property to fair market value                    $2,000
     Severance arrangement of the Company's former CEO                2,956
     Consolidation of the Company's cleaning products
       manufacturing activities                                       4,921
                                                                     ------
                                                                     $9,877
                                                                     ======


     The components of the pre-tax charge set out above for consolidation of the Company's cleaning products manufacturing activities are as follows (amounts in thousands):

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

     The Senior Notes are not actively traded and there was no quoted market price at December 28, 1997. The estimated per note market price is $103.50 resulting in an aggregate fair value of $129.4 million at December 28, 1997.

     There are no quoted market prices for the Series B ESOP Preferred Stock. Each share of Series B ESOP Preferred Stock is redeemable at a price of $3.61 per share or convertible into one share of the Company's common stock. Assuming all shares were allocated and all employees were fully vested, the redemption value of the ESOP Preferred Stock would be $4.7 million. Given these same assumptions the shares could be converted into common stock having a market value of $9.5 million at December 28, 1997.

     These fair value estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

(19) SUBSEQUENT EVENT
     On January 16, 1998, the Company completed the acquisition (the "Acquisition") of all of the outstanding equity securities of APP Holding Corporation ("APP"), the parent corporation and sole stockholder of Aspen Pet Products, Inc. ("Aspen"), a marketer of dog and cat supplies and accessories as well as other pet products. Pursuant to the Stock Purchase and Sale Agreement, the Company paid approximately $24.5 million in cash and refinanced APP's outstanding bank debt of approximately $9.1 million. In addition, if Aspen achieves certain predetermined financial results during the five fiscal years ending December 31, 1998, 1999, 2000, 2001, and 2002, the Company will make additional annual payments to certain former APP stockholders equal, in the aggregate, to 25% of the amount by which Aspen's Gross Profit (as defined) of each such year exceeds the Base Profit Amount (as defined). The Acquisition will be accounted for under the purchase method of accounting and goodwill of approximately $24 million will be amortized over 40 years. At December 29, 1997, APP's total assets were $21 million and total liabilities were $12 million.

     For the year ended December 31, 1997, APP had net sales of approximately $30 million and operating income of approximately $3 million.

                         REPORT OF INDEPENDENT AUDITORS





Board of Directors and Stockholders
Ekco Group, Inc.


     We have audited the accompanying consolidated balance sheets of Ekco Group, Inc. and subsidiaries as of December 28, 1997 and December 29, 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the fiscal years in the three-year period ended December 28, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ekco Group, Inc. and subsidiaries as of December 28, 1997 and December 29, 1996, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended December 28, 1997, in conformity with generally accepted accounting principles.





Boston, Massachusetts                               /s/ KPMG PEAT MARWICK
January 29, 1998                                                      LLP