Form 10-K, Exhibit 13
period 1999-01-03
EKCO GROUP INC /DE/
filed 1999-03-31
CIK 18827

                                                                     EXHIBIT 13


                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data of the Company shown below for the five-year period ended January 3, 1999 are derived from the consolidated financial statements of the Company audited by independent certified public accountants. The information set forth below is qualified in its entirety by the more detailed financial statements and the notes thereto included elsewhere herein. The following table should be read in conjunction with Management's Discussion and Analysis of Results of Operations and Financial Condition and the Company's audited Consolidated Financial Statements and Notes thereto appearing elsewhere herein.

                                                                                        FISCAL YEARS
                                                             -------------------------------------------------------------------
                                                              1998(1)         1997           1996           1995          1994
                                                             --------       --------      ---------       --------      --------
                                                                        (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED BALANCE SHEET DATA
Current assets                                               $157,126       $150,142      $ 139,377       $139,425      $145,290
Total assets                                                  318,240        300,805        292,076        301,058       312,518
Current liabilities                                            59,089         49,674         49,734         54,618        45,973
Long-term obligations, less current portion                   136,136        124,270        124,182         96,700       124,460
Series B ESOP Convertible Preferred Stock, net                  3,868          4,399          4,098          3,458         3,096
Stockholders' equity                                          108,324        109,994        102,515        135,925       129,116
Common shares outstanding                                      19,065         19,066         18,580         18,414        18,069

CONSOLIDATED STATEMENT OF OPERATIONS DATA
Net revenues from continuing operations                      $328,948       $270,536      $ 249,870       $247,004      $233,527
Cost of sales                                                 222,555        181,307        164,505        160,933       148,935
Selling, general and administrative expenses                   72,748         60,915         59,737         49,152        48,286
Special charges (2)                                            16,245            783          9,877             --            --
Amortization of excess of cost over fair value                  4,221          3,631          3,636          3,636         3,637
Net interest expense                                           14,084         11,636         12,416         13,493        12,491
Income (loss) from continuing operations before
  income taxes and extraordinary charge                          (905)        12,264           (301)        19,790        20,178
Income taxes                                                    6,527          6,247          2,370          9,828         9,102
Income (loss) from continuing operations before
  extraordinary charge (3)                                     (7,432)         6,017         (2,671)         9,962        11,076
Earnings (loss) from continuing operations per
  common share before extraordinary charge (3)(4)
  Basic                                                          (.38)           .32           (.14)           .54           .62
  Diluted                                                        (.38)           .29           (.14)           .49           .54

OTHER FINANCIAL DATA
EBITDA before special charges (5)                            $ 45,731       $ 40,875      $  39,609       $ 50,896      $ 48,511
Cash dividends per common share and Series B ESOP
  Convertible Preferred share                                      --             --            .02            .08            --

(1)       Includes operations of Aspen Pet Products, Inc. acquired during
          January 1998.
(2) See Note 17 of Notes to Consolidated Financial Statements for information on special charges.
(3) During Fiscal 1996, the Company recorded an extraordinary charge of $3.2 million (net of income tax benefit of $2.1 million) for the early extinguishment of long-term obligations.
(4) In December 1997 retroactive to January 1, 1997, the Company adopted Financial Accounting Standards Board Statement No. 128, "Earnings Per Share" ("FAS 128"). All previously reported earnings per share information has been restated to reflect the impact of adopting
          FAS 128.
(5) EBITDA before special charges represents earnings from continuing operations before special charges, interest, taxes, depreciation, amortization of excess of cost over fair value and other amortization. The Company has included information concerning EBITDA because it believes that EBITDA is used by certain investors as one measure of a company's historical ability to fund operations and meet its financial obligations. EBITDA should not be considered as an alternative to, or more meaningful than, operating income (loss) or net income (loss) in accordance with generally accepted accounting principles as an indicator of the Company's operating performance or cash flow as a measure of liquidity.

COMMON STOCK PRICE RANGE AND DIVIDENDS

     The Company's common stock, $.01 par value per share, is traded on the New York Stock Exchange under the ticker symbol "EKO". The following table sets forth the high and low sale prices per share as reported on the New York Stock Exchange Composite Tape during the calendar periods indicated:


                                   LOW                    HIGH
1998
First Quarter                      6 7/8                  8 15/16
Second Quarter                     7                      8 7/8
Third Quarter                      3 3/8                  8 9/16
Fourth Quarter                     2 13/16                5 3/16

1997
First Quarter                      3 7/8                  6 1/8
Second Quarter                     4 5/8                  5 7/8
Third Quarter                      5 9/16                 8 1/8
Fourth Quarter                     6 1/16                 8 1/4



     On February 25, 1999, the Company had 1,987 stockholders of record. The Company has suspended the payment of a quarterly dividend and does not anticipate paying cash dividends for the foreseeable future. In order for the Company to pay a dividend, its arrangement with holders of its 9.25% Senior Notes due 2006 ("Senior Notes") would need to be amended and the payment of the dividend would have to be permitted under certain covenants in its bank credit facility.

                        EKCO GROUP, INC. AND SUBSIDIARIES
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION


RESULTS OF OPERATIONS

     The following discussion of the consolidated results of operations for the fiscal years ended January 3, 1999 ("Fiscal 1998"), December 28, 1997 ("Fiscal 1997"), and December 29, 1996 ("Fiscal 1996"), and the discussion of financial condition at January 3, 1999, should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto.

     The Company is a manufacturer and marketer of branded consumer products, whose principal business segments are Housewares Products, Pest Control and Small Animal Care and Control Products and Pet Products. The Company's products are broadly marketed primarily through major mass merchant, supermarket, home, hardware, specialty and department stores. The Company's products include household items such as bakeware, kitchenware, pantryware, brooms, brushes and mops, as well as nonpoisonous and low-toxic household pest control products, such as rodent and insect traps, and small animal care and control products, such as pet cages and live animal cage traps. In addition, the Company also markets pet supplies and accessories, such as ropes, chews, collars and leashes. See Note 14 of Notes to Consolidated Financial Statements for discussion of industry segments and geographic information. The following table summarizes the Company's net revenues from continuing operations by product category over the last three fiscal years:

                                                           FISCAL 1998                 FISCAL 1997              FISCAL 1996
                                                           -----------                 -----------              -----------
                                                                      (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGES)
Bakeware ......................................       $ 94,916       28.8%       $ 89,957       33.3%       $ 86,709       34.7%
Kitchenware....................................        105,988       32.2%         88,972       32.9%         74,296       29.7%
Cleaning products..............................         53,873       16.4%         56,043       20.7%         54,248       21.7%
Pest control and small animal
  care and control products....................         41,327       12.6%         35,564       13.1%         34,617       13.9%
Pet products...................................         32,844       10.0%              -          -               -          -
                                                      --------      -----        --------      -----        --------      -----
         Total net revenues....................       $328,948      100.0%       $270,536      100.0%       $249,870      100.0%
                                                      ========      =====        ========      =====        ========      =====

FISCAL 1998 VS. FISCAL 1997

NET REVENUES
Net revenues for Fiscal 1998, which include $32.8 million of net revenues from Aspen Pet Products, Inc. ("Aspen") which was acquired during January 1998, increased approximately $58.4 million (21.6%) from the prior year. Excluding the effect of the acquisition of Aspen, net revenues for Fiscal 1998 increased $25.6 million (9.5%) from the prior year. The increase in net revenues was primarily the result of increases in sales of the Company's kitchenware products, due to an expansion of this product line to include new product categories such as cookware, cutlery and barware. Additionally, kitchenware revenues benefited from sales of cutlery and flatware under the Regent Sheffield(R) and Wiltshire(R) brand names. The North American rights to those brand names were licensed by the Company in May 1998. Sales of the Company's bakeware benefited from a greater penetration in upscale markets from Farberware(R) products, while sales of the Company's pest control and small animal care and control products benefited from a strong rodent season resulting from warm weather brought on by El Nino and from increased distribution of new products. These increases were partially offset by a decline in sales of the Company's cleaning products, which were adversely affected by the loss of some major customers and large pallet and

                        EKCO GROUP, INC. AND SUBSIDIARIES
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION


NET REVENUES (CONTINUED)
flood relief promotions in Fiscal 1997 that was not repeated in Fiscal 1998.

GROSS PROFIT
     The gross profit margin declined from 33.0% in Fiscal 1997 to 32.3% in Fiscal 1998. The decline in gross profit margin from the prior year was primarily due to inefficiencies in the manufacturing of cleaning products, the effect of intense competition in the Company's kitchenware products, and increases in manufacturing and distribution costs for the Housewares Products segment (which includes bakeware, kitchenware and cleaning products) incurred in anticipation of a higher than realized volume of sales. The decline in gross profit margin was partially offset by the inclusion of Aspen, which had a gross profit margin higher than the Company's consolidated gross profit margin.

     During the second half of Fiscal 1997, the Company's Housewares Products segment consolidated its cleaning product manufacturing activities into one facility. The targeted productivity was not achieved during the first nine months of 1998 and the Company decided to sell a portion of its cleaning products business. See discussion of special charges below for additional information regarding the sale.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
     Selling, general and administrative expenses for Fiscal 1998, which includes $5.6 million for Aspen, increased approximately $11.8 million (19.4%) from the prior year. Excluding Aspen, the increase was $6.2 million (10.3%). In addition to the inclusion of Aspen, the increase was primarily due to costs associated with sales of the new line of cutlery and flatware under the Regent Sheffield(R) and Wiltshire(R) brand names, the expansion of the Company's international operations and costs associated with an increase in revenues.

AMORTIZATION OF EXCESS OF COST OVER FAIR VALUE
     The increase in amortization of excess of cost over fair value ("goodwill") from $3.6 million in Fiscal 1997 to $4.2 million in Fiscal 1998 was due to the acquisition of Aspen.

SPECIAL CHARGES
     During the fourth quarter of Fiscal 1998, the Company decided to sell the business and assets of the Wright-Bernet and Cleaning Specialty divisions (collectively, "WB") of the Housewares Products segment's cleaning business. The Company completed the sale in January 1999 effective December 31, 1998. The expected proceeds consist of a $747,000 note due in July 1999, a $500,000 January 1999 cash payment and additional cash payments to be received during fiscal 1999 totaling $4.5 million. The $5.8 million of expected proceeds have been recorded as other current assets at January 3, 1999. The sale agreement also provided for royalty payments over a five year period with minimum annual payments of $200,000. The Company recorded a special charge of $16.2 million in the fourth quarter of Fiscal 1998 in connection with this transaction, principally the write-off of goodwill associated with the business sold. See
Note 17 of Notes to Consolidated Financial Statements.

     During Fiscal 1998, net revenues and loss before interest expense of WB were $23.1 million and $2.6 million, respectively. The loss includes goodwill amortization of $400,000.

                       EKCO GROUP, INC. AND SUBSIDIARIES
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION


SPECIAL CHARGES (CONTINUED)
     The special charge for Fiscal 1997 relates to the recognition of appreciation in value of stock appreciation rights granted to the Company's former chief executive officer pursuant to a December 1996 severance arrangement.

NET INTEREST EXPENSE
     Net interest expense increased from $11.6 million for Fiscal 1997, to $14.1 million for Fiscal 1998. The increase was primarily due to higher borrowings in Fiscal 1998 due to the acquisition of Aspen in January 1998 and the acquisition of exclusive rights to sell cutlery and flatware in North America under the Regent Sheffield(R) and Wiltshire(R) brand names in May 1998.

INCOME TAXES
     The effective income tax rate increased from 51% in Fiscal 1997 to 721% in Fiscal 1998. The unusual effective rate for Fiscal 1998 occurred primarily because the amortization of goodwill and the goodwill write-off included in special charges, which are not deductible for income tax purposes, represented a significant percentage of the loss from continuing operations before income taxes. See Note 7 of Notes to Consolidated Financial Statements for the reconciliation of the provision for income taxes from continuing operations to the statutory income tax rate applied to income from continuing operations before income taxes.

DISCONTINUED OPERATIONS
     During Fiscal 1998, the Company recorded a $3.5 million income tax benefit associated with the Fiscal 1997 disposal of its molded plastic products business.

FISCAL 1997 VS. FISCAL 1996

NET REVENUES
     Net revenues for Fiscal 1997 increased approximately $20.7 million (8.3%) from the prior year. The increase was primarily due to higher sales of kitchenware and growth of the Company's line of VIA(TM) products. The increase in kitchenware net revenues was principally due to the rollout of new plan-o-grams at several key customers and a high level of acceptance of new products introduced during Fiscal 1996 and Fiscal 1997. The growth in sales of VIA(TM) products includes $2.3 million of bakeware sold under the Farberware(R) brand name. In Fiscal 1996, net revenues from pest control and small animal care and control products included approximately $3.6 million of net revenues from the Company's wireforming business, which was divested in the fourth quarter of Fiscal 1996. Without including the wireforming business' revenues for Fiscal 1996, Fiscal 1997 net revenues from the Company's pest control and small animal care and control products increased approximately $4.5 million (14.7%) from the prior year. This increase was principally the result of increased sales of the Company's Victor(R) pest control products, which were largely driven by sales of newer products, including Roach Magnet(R), quick set mousetraps and glue trays, and increases in sales to key customers.

GROSS PROFIT
     The Company's gross profit margin declined from 34.2% in Fiscal 1996 to 33.0% in Fiscal 1997. The decline in gross profit margin from the prior year level was primarily due to costs associated with the consolidation of the Company's cleaning products manufacturing facilities (approximately $2.4 million), costs associated with increased levels of inventory and the effect of intense competition across all of the Company's product lines.

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

     The special charges of $9.9 million in Fiscal 1996 relate to the following: the adjustment to the carrying value of certain real property located in Chicago, Illinois ($2.0 million) recorded in the third quarter; the severance arrangement for the Company's former chief executive officer ($3.0 million) recorded in the fourth quarter; and the consolidation of the Company's cleaning products manufacturing facilities ($4.9 million) recorded in the fourth quarter. This consolidation was completed in Fiscal 1997 and combined the cleaning products manufacturing operations located in Easthampton, Massachusetts with the cleaning products manufacturing facility in Hamilton, Ohio. Additional expenses of approximately $2.4 million associated with the transition of manufacturing activities to the Hamilton, Ohio facility were included in cost of sales for Fiscal 1997. The previously estimated annualized pre-tax savings from this consolidation of approximately $2.3 million were not realized in Fiscal 1998, prompting management to sell a portion of the business as previously noted.

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

DISCONTINUED OPERATIONS
     Discontinued operations for Fiscal 1996 consisted of the following (amounts in thousands):

                        EKCO GROUP, INC. AND SUBSIDIARIES
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION


DISCONTINUED OPERATIONS (CONTINUED)

     Loss from operations                                        $26,648
     Income tax benefits                                           1,928
                                                                 -------
     Net loss from operations                                    $24,720
                                                                 =======
     Loss on disposal, net of income tax benefit ($1,925)        $ 3,575
                                                                 =======

     The Company recorded a $5.5 million pre-tax charge in the fourth quarter of Fiscal 1996 for the estimated costs associated with its decision to dispose of its molded plastics business operations. The fourth quarter charge included a pre-tax provision of $1.2 million for anticipated operating losses in Fiscal 1997 until the estimated date of disposition, a $3.3 million estimated loss on the disposition of the molded plastics business operations and a provision for other disposal costs of $1.0 million. In the third quarter of Fiscal 1996, the Company recorded a pre-tax charge of approximately $22.7 million to reduce the carrying value of the molded plastics business assets (principally goodwill). As this goodwill is not deductible for income tax purposes, there was no related tax benefit.

EXTRAORDINARY CHARGE
     On March 25, 1996, the Company sold $125.0 million of its 9.25% Senior Notes due 2006 ("Senior Notes") at a price of 99.291% of face value in a private offering to institutional investors. The Company used the net proceeds of the Senior Note offering to (i) repurchase its outstanding 12.7% Notes due 1998 and 7.0% Convertible Subordinated Note due 2002 and (ii) repay substantially all amounts outstanding under its credit facility. The early extinguishment of the 12.7% Notes and 7.0% Convertible Subordinated Note resulted in an extraordinary pre-tax charge of $5.3 million and an after-tax charge of $3.2 million.


LIQUIDITY AND CAPITAL RESOURCES

     In January 1998, the Company completed the acquisition (the "Acquisition") of all of the outstanding equity securities of APP Holding Corporation ("APP"), the parent corporation and sole stockholder of Aspen, a marketer of dog and cat supplies and accessories, as well as other pet products. Pursuant to the Stock Purchase and Sale Agreement, the Company paid approximately $25 million in cash (including $450,000 of expenses incurred) and refinanced APP's outstanding bank debt of approximately $9.1 million. In addition, if Aspen achieves certain predetermined financial results during fiscal 1998, 1999, 2000, 2001 and 2002, the Company will make additional annual payments to certain former APP stockholders equal, in the aggregate, to 25% of the amount by which Aspen's Gross Profit (as defined) for each such year exceeds the Base Profit Amount (as defined). For Fiscal 1998, the additional consideration payment was approximately $1.0 million and was included in goodwill at January 3, 1999. This amount, which was accrued at January 3, 1999, will be paid in 1999. The Acquisition has been accounted for under the purchase method of accounting and goodwill of approximately $24.7 million is being amortized over 40 years.

     During May 1998, the Company acquired the exclusive North American rights to sell cutlery and flatware products under the Regent Sheffield(R) and Wiltshire(R) brands. The

                        EKCO GROUP, INC. AND SUBSIDIARIES
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION


LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)

Company paid approximately $2.5 million in cash for the rights and inventory with a value of approximately $2.3 million, and is obligated to make future royalty payments pursuant to a license agreement and to pay for subsequently acquired inventory.

     During Fiscal 1998, the Company generated approximately $15.5 million of cash from operations. The comparable results for the prior year was a cash usage of approximately $10.8 million. Such funds, along with a portion of cash on hand at December 28, 1997, the realization of a $3.5 million tax benefit related to the 1997 sale of Company's former molded plastic products business, proceeds from exercise of stock options, proceeds from a $10 million term loan and borrowings of approximately $3.3 million under the Company's revolving credit facility were used to fund (i) the acquisition of Aspen, (ii) the acquisition of the exclusive North American rights to market products under the Regent Sheffield(R) and Wiltshire(R) brands, and (iii) capital expenditures of approximately $11.4 million.

     The Company's bank financing includes a $55 million revolving credit line ("Credit Facility") and a term loan in the original amount of $10 million. The principal of the term loan is required to be repaid at the rate of approximately $357,000 on the last day of each quarter, which commenced on March 31, 1998. The maximum outstanding balance of the Credit Facility may not exceed 80% of eligible accounts receivable and 50% of eligible inventory, provided that the amount attributable to eligible inventory may not exceed $35 million, as determined at the end of each calendar month. The Credit Facility provides for a commitment fee of three-eighths of one percent on the unused portion of the commitment. Borrowings under the Credit Facility and term loan bear interest at the bank's prime rate or at LIBOR plus 1.25% or 1.5%, depending on the Company's borrowing strategy and the ratio of total debt to cash flow, (as defined). Borrowings under the Credit Facility mature in November 2002 and are collateralized by substantially all of the assets of the Company. The Credit Facility contains certain financial and operating covenants, of which the most restrictive require the Company to maintain a minimum level of cash flow and minimum net worth. The Senior Notes, as well as the Credit Facility, contain certain financial covenants that may restrict the sale of assets, payment of dividends, the incurrence of additional indebtedness and certain investments and acquisitions by the Company. The Company has suspended the payment of quarterly dividends and does not anticipate paying cash dividends for the foreseeable future. In order for the Company to pay a dividend, its arrangements with holders of its Senior Notes would need to be amended and the payment of the dividend would have to be permitted under certain covenants of the Credit Facility. At January 3, 1999, $38.3 million was available for general corporate purposes under the Company's Credit Facility, net of approximately $11.8 million in outstanding letters of credit. Additionally, $8.6 million was outstanding under the term loan. The Company believes it has sufficient borrowing capacity to finance its ongoing operations for the foreseeable future. The Company, however, may require additional funds to finance acquisitions.

     Inventories remained essentially the same as the prior year despite the acquisition of Aspen and the addition of Regent Sheffield(R) and Wiltshire(R) products. The increase in accounts receivable from December 28, 1997 was primarily due to an increase in revenues during the Company's fourth quarter of Fiscal 1998 and the addition of Aspen.

                        EKCO GROUP, INC. AND SUBSIDIARIES
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION


LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)

     At January 3, 1999, the Company's recorded liability for environmental remediation and ongoing operation, maintenance and ground water monitoring costs associated with facilities owned or occupied by the Company's cleaning products business was approximately $2.5 million. The Company believes this provision is adequate, but will continue to monitor and adjust the provision, as appropriate, should additional sites be identified or further remediation measures be required or undertaken or should interpretation of current laws or regulations be modified.

YEAR 2000 DATE CONVERSION
     The Year 2000 issue relates to the inability of certain computer software programs to properly recognize and process date-sensitive information relative to the year 2000 and beyond. Without corrective measures, this issue could cause computer applications to fail or to create erroneous results. Incomplete or untimely resolution of the Year 2000 issue by the Company or by its key vendors, customers, suppliers or by other third parties could have a material adverse effect on the Company's business, operations or financial condition in the future.

     Beginning in September 1997 as part of a larger company-wide enhancement program (more fully described below), the Company reviewed its infrastructure, including its computer equipment, software and systems ("IT Systems") which could be affected by the Year 2000 issue. To date, the Company has completed the solutions implementation and testing phase for 60% of all critical IT Systems and anticipates that the solutions implementation and testing for the remaining 40% will be completed by the end of the third quarter of fiscal 1999. Solutions implementation and testing for all non-critical IT Systems are likewise scheduled for completion by the end of the third quarter of fiscal 1999. The Company's Year 2000 compliance initiatives ("Year 2000 Project") also include a review of the embedded chip technology contained in its non-IT Systems, such as buildings, plant, equipment and other infrastructure. This review is presently in process, and the Company anticipates completion of the review during the second quarter of fiscal 1999. In addition, the Company has commenced a formal communication program with its key vendors, customers, suppliers and other third parties to determine the status of their Year 2000 compliance programs and to assess the likelihood and potential impact on the Company of non compliance by any such party. Based on the results of the Company's Year 2000 Project, the Company anticipates that it will develop contingency plans during the second quarter of fiscal 1999 to mitigate the major effects of any anticipated disruptions.

     The Company's Year 2000 Project is just one component of its larger company-wide program to enhance its IT Systems and non-IT Systems (the "Enhancement Program"). The Company engaged a software consulting firm to assist it with the Enhancement Program and is also utilizing internal and external resources to implement and test its IT Systems as part of the Year 2000 Project. Other components of the Company's Enhancement Program have not been delayed due to the Year 2000 Project and are in the process of being implemented. Based on currently available information, the Company estimates the cost of the entire Enhancement Program, including the Year 2000 Project, to be $2.0 million. To date, the Company has expended $900,000 of the estimated project costs and estimates that an additional $1.1 million will be expended in fiscal 1999. The Company's Enhancement Program costs are funded through cash from operations and borrowings under the Company's credit facility.

                        EKCO GROUP, INC. AND SUBSIDIARIES
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION


YEAR 2000 DATE CONVERSION (CONTINUED)

     Based on currently available information, the Company expects that all phases of its Year 2000 Project will be completed by the end of the third quarter of fiscal 1999. With the completed and planned Year 2000 Project modifications to its IT Systems and non-IT Systems, the Company currently believes that the Year 2000 issue should not pose significant operational problems to the Company. There can be no assurance, however, that the systems of other parties upon which the Company's business relies, including, but not limited to, the Company's key vendors, customers, suppliers and other third parties, will be converted on a timely basis. If the Company's Year 2000 Project does not achieve the desired results or is not completed in a timely manner or if the systems and applications of key third parties are materially impacted by the Year 2000 issue, the Company could lose certain of its abilities to efficiently engage in the normal business activities of purchasing, manufacturing or delivering its products, which could have a material adverse effect on the Company's business, financial condition or results of operations. Although some disruption in the Company's business may be likely as a result of Year 2000 failures by third parties, the Company is not able at this time to ascertain the extent of any such disruption.

     The Company has not yet completed the evaluation of its most reasonably likely worst case Year 2000 scenario, nor has the Company completed its contingency planning with respect to the Year 2000. The Company intends to complete both its evaluation and contingency planning during fiscal 1999.

     The dates on which the Company believes it will complete its Year 2000 Project modifications and initiatives and the anticipated project costs are based on management's best estimates. There can be no guarantee, however, that these estimates will be achieved and actual results could differ materially from those anticipated. In addition to the Company's reliance on third parties to remediate their own Year 2000 issues, specific factors that might cause such material differences include, but are not limited to, the continued availability and cost of trained personnel and the ability to locate and correct all relevant computer codes.

INFLATION
     Inflation in general was not considered to be a significant factor in the Company's operations during the periods discussed above.

BUSINESS OUTLOOK
This Annual Report, including "Letter to Shareholders" and "Management's Discussion and Analysis of Results of Operations and Financial Condition," contains forward-looking statements within the meaning of the safe harbor provision of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements. Such factors and uncertainties include, but are not limited to: the impact of the Company's level of indebtedness; restrictive covenants contained in the Company's various debt documents; general economic conditions and conditions in the retail environment; the Company's dependence on a few large customers; price fluctuations in the raw materials used by the Company; competitive conditions in the Company's markets; the timely introduction of new products; the impact of competitive products and pricing; certain assumptions related to consumer purchasing patterns; the seasonal nature of the Company's business; the timely implementation by the Company of its Year

                        EKCO GROUP, INC. AND SUBSIDIARIES
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION


BUSINESS OUTLOOK (CONTINUED)

2000 Project, the future costs associated with its Year 2000 Project and the timely conversion by key vendors, customers, suppliers and other third parties on which the Company's business relies; and the impact of federal, state and local environmental requirements (including the impact of current or future environmental claims against the Company). As a result, the Company's operating results may fluctuate, especially when measured on a quarterly basis. These forward-looking statements represent the Company's best estimate as of the date of this Annual Report. The Company assumes no obligation to update such estimates except as required by the rules and regulations of the Securities and Exchange Commission.

                        EKCO GROUP, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS



                                                                          JANUARY 3,      DECEMBER 28,
                                                                             1999             1997
                                                                          ----------      ------------
                                                                             (AMOUNTS IN THOUSANDS,
                                                                              EXCEPT PER SHARE DATA)

                                     ASSETS
Current assets
   Cash and cash equivalents                                               $  1,179         $ 14,565
   Accounts receivable, net of allowance for
      doubtful accounts of $643 and $957, respectively                       59,773           45,529
   Inventories                                                               75,751           74,150
   Prepaid expenses and other current assets                                 13,053            9,021
   Deferred income taxes                                                      7,370            6,877
                                                                           --------         --------
      Total current assets                                                  157,126          150,142

Property and equipment, net                                                  38,887           35,678
Other assets                                                                  7,960            7,563
Excess of cost over fair value of net assets acquired,
   net of accumulated amortization of $34,242 and $32,321,
   respectively                                                             114,267          107,422
                                                                           --------         --------
      Total assets                                                         $318,240         $300,805
                                                                           ========         ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
   Current portion of debt                                                 $  1,750         $     --
   Accounts payable                                                          18,132           14,040
   Accrued expenses                                                          33,542           29,290
   Income taxes                                                               5,665            6,344
                                                                           --------         --------
      Total current liabilities                                              59,089           49,674
                                                                           --------         --------
Long-term obligations, less current portion                                 136,136          124,270
                                                                           --------         --------
Other long-term liabilities                                                  10,333           11,974
                                                                           --------         --------
Series B ESOP Convertible Preferred Stock, net;
   outstanding 1,073 shares and
   1,315 shares, respectively,
   redeemable at $3.61 per share                                              3,868            4,399
                                                                           --------         --------
Commitments and contingencies                                                    --               --
                                                                           --------         --------
Minority interest                                                               490              494
                                                                           --------         --------
Stockholders' equity
   Common stock, $.01 par value; outstanding 19,065 shares
     and 19,066 shares, respectively                                            191              191
   Capital in excess of par value                                           110,152          109,462
   Retained earnings                                                            733            4,665
   Unearned compensation                                                       (485)          (2,787)
   Accumulated other comprehensive income (loss)                             (2,267)          (1,537)
                                                                           --------         --------
                                                                            108,324          109,994
                                                                           --------         --------
        Total liabilities and stockholders' equity                         $318,240         $300,805
                                                                           ========         ========


          See accompanying notes to consolidated financial statements.

                        EKCO GROUP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                              FISCAL YEARS ENDED
                                                  JANUARY 3,      DECEMBER 28,    DECEMBER 29,
                                                     1999            1997             1996
                                                  ----------      ------------    ------------
                                                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

Net revenues                                        $328,948        $270,536        $249,870
                                                   ---------        --------        --------
Costs and expenses
   Cost of sales                                     222,555         181,307         164,505
   Selling, general and administrative                72,748          60,915          59,737
   Special charge                                     16,245             783           9,877
   Amortization of excess of cost over
      fair value                                       4,221           3,631           3,636
                                                    --------        --------        --------
                                                     315,769         246,636         237,755
                                                    --------        --------        --------
Income before interest and income taxes               13,179          23,900          12,115
                                                    --------        --------        --------
Interest (income) expense
   Interest expense                                   14,371          12,446          12,565
   Investment income                                    (287)           (810)           (149)
                                                    --------        --------        --------
                                                      14,084          11,636          12,416
                                                    --------        --------        --------
Income (loss) from continuing operations
   before income taxes and extraordinary
   charge                                               (905)         12,264            (301)
Income taxes                                           6,527           6,247           2,370
                                                    --------        --------        --------
Income (loss) from continuing operations
   before extraordinary charge                        (7,432)          6,017          (2,671)
Discontinued operations
      Income (loss) from discontinued
        operations, net of income tax benefit
        of $1,928                                         --              --         (24,720)
      Gain (loss) on disposal, net of tax
        benefits of $3,500 and $1,925,
        respectively                                   3,500              --          (3,575)
                                                    --------        --------        --------
Income (loss) before extraordinary
   charge                                             (3,932)          6,017         (30,966)
Extraordinary charge for early retirement
   of debt, net of tax benefit of $2,139                  --              --          (3,208)
                                                    --------        --------        --------
Net income (loss)                                   $ (3,932)       $  6,017        $(34,174)
                                                    ========        ========        ========

                        EKCO GROUP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                              FISCAL YEARS ENDED
                                                   JANUARY 3,     DECEMBER 28,    DECEMBER 29,
                                                      1999            1997            1996
                                                   ----------     ------------    ------------
                                                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

Earnings (loss) per common share
   Basic:
      Income (loss) from continuing operations
        before extraordinary charge                 $   (.38)       $    .32        $   (.14)
      Income (loss) from discontinued operations          --              --           (1.34)
      Gain (loss) on disposal of business                .18              --            (.19)
                                                    --------        --------        --------
      Income (loss) before extraordinary charge         (.20)            .32           (1.67)
      Extraordinary charge                                --              --            (.18)
                                                    --------        --------        --------
      Earnings (loss) per common share              $   (.20)       $    .32        $  (1.85)
                                                    ========        ========        ========
   Diluted:
      Income (loss) from continuing operations
        before extraordinary charge                 $   (.38)       $    .29        $   (.14)
      Income (loss) from discontinued operations          --              --           (1.34)
      Gain (loss) on disposal of business                .18              --            (.19)
                                                    --------        --------        --------
      Income (loss) before extraordinary charge         (.20)            .29           (1.67)
      Extraordinary charge                                --              --            (.18)
                                                    --------        --------        --------
      Earnings (loss) per common share              $   (.20)       $    .29        $  (1.85)
                                                    ========        ========        ========
Weighted average number of shares
        used in computation of per share data
      Basic                                           19,359          18,907          18,489
                                                    ========        ========        ========
      Diluted                                         19,359          20,849          18,489
                                                    ========        ========        ========


          See accompanying notes to consolidated financial statements.

                        EKCO GROUP, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                ACCUMULATED
                                              COMMON    CAPITAL IN    RETAINED                     OTHER
                                            STOCK, PAR   EXCESS OF    EARNINGS      UNEARNED   COMPREHENSIVE
                                   SHARES   VALUE $.01   PAR VALUE    (DEFICIT)   COMPENSATION  INCOME (LOSS)   TOTAL
                                   ------   ----------  ----------    --------    ------------ -------------    -----
                                                                   (AMOUNTS IN THOUSANDS)
Balance, December 31, 1995         18,414      $ 184     $106,916      $33,614      $(3,970)       $(819)      $135,925
Comprehensive loss:
Net loss for the year                  --         --           --      (34,174)          --           --        (34,174)
Other comprehensive loss:
  Foreign currency translation         --         --           --           --           --           --            (60)
  Pension liability                    --         --           --           --           --           --            (99)
Other comprehensive loss               --         --           --           --           --         (159)          (159)
Comprehensive loss                     --         --           --           --           --           --        (34,333)
Shares issued under employee
  common stock purchase and
  option plans and dividend
  reinvestment plan                    90          1          360           --           --           --            361
Net shares issued under
  restricted common stock
  purchase plans                       27         --          171           --         (168)          --              3
Shares issued upon preferred
  stock conversion                     49          1          175           --           --           --            176
Dividends paid                         --         --           --         (792)          --           --           (792)
Amortization of unearned
  compensation                         --         --           --           --        1,175           --          1,175
                                   ------      -----     --------      -------      -------        -----       --------
Balance, December 29, 1996         18,580        186      107,622       (1,352)      (2,963)        (978)       102,515

Comprehensive income:
Net income for the year                --         --           --        6,017           --           --          6,017
Other comprehensive loss:
  Foreign currency translation         --         --           --           --           --           --           (233)
  Pension liability                    --         --           --           --           --           --           (326)
Other comprehensive loss               --         --           --           --           --         (559)          (559)
Comprehensive income                   --         --           --           --           --           --          5,458
Shares issued under common
  stock purchase and option
  plans and dividend
  reinvestment plan                   372          4        1,005           --           --           --          1,009
Net shares issued under
  restricted common stock
  purchase plans                        3         --           19           --          (18)          --              1
Shares issued upon preferred
  stock conversion                    111          1          400           --           --           --            401

                        EKCO GROUP, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                 ACCUMULATED
                                            COMMON      CAPITAL IN    RETAINED                   OTHER
                                            STOCK, PAR  EXCESS OF     EARNINGS    UNEARNED       COMPREHENSIVE
                                   SHARES   VALUE $.01  PAR VALUE     (DEFICIT)   COMPENSATION   LOSS           TOTAL
                                   ------   ----------  ----------    --------    ------------   -------------  -----
                                                                (AMOUNTS IN THOUSANDS)
Compensatory options issued            --         --           50           --          (50)          --            --
Income tax reductions
 relating to stock plans               --         --          366           --           --           --           366
Amortization of unearned
 compensation                          --         --           --           --          244           --           244
                                   ------      -----     --------      -------      -------      -------      --------
Balance, December 28, 1997         19,066        191      109,462        4,665       (2,787)      (1,537)      109,994
Comprehensive loss:
Net loss for the year                  --         --           --       (3,932)          --           --        (3,932)
Other comprehensive loss:
  Foreign currency
   translation                         --         --           --           --           --           --          (288)
  Pension liability                    --         --           --           --           --           --          (442)
Other comprehensive loss               --         --           --           --           --         (730)         (730)
Comprehensive loss                     --         --           --           --           --           --        (4,662)
Shares issued under common
 stock purchase and option
 plans and dividend re
 investment plan                      476          5          1,458         --           --           --         1,463
Shares purchased under
 restricted common stock
 purchase plans                        (1)        --           (3)          --            3           --            --
Income tax reductions
 relating to stock plans               --         --          768           --           --           --           768
Shares issued upon
 preferred stock conversion           117          1          420           --           --           --           421
Repurchase of common stock
 from ESOP                           (593)        (6)      (1,953)          --        1,959           --            --
Amortization of unearned
 compensation                          --         --           --           --          340           --           340
                                   ------      -----     --------      -------      -------      -------      --------
Balance, January 3, 1999           19,065      $ 191     $110,152      $   733      $  (485)     $(2,267)     $108,324
                                   ======      =====     ========      =======      =======      =======      ========


           See accompanying notes to consolidated financial statements

49

                                          EKCO GROUP, INC. AND SUBSIDIARIES
                                       CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                         FISCAL YEARS ENDED
                                                               JANUARY 3,   DECEMBER 28,   DECEMBER 29,
                                                                  1999          1997          1996
                                                               ---------    -----------    -----------
                                                                       (AMOUNTS IN THOUSANDS)
Cash flows from operating activities
   Net income (loss)                                            $(3,932)      $ 6,017       $(34,174)
   Adjustments to reconcile net income (loss)
       to net cash provided by (used in) operating
       activities
           Depreciation                                           7,783         7,197          7,374
           Amortization of excess of cost over fair value         4,221         3,631          3,636
           Amortization of deferred finance costs                   666           578            517
           Other amortization                                     4,303         5,364          6,607
           Special charges                                       16,245           783          9,877
           (Income) loss from discontinued operations, net       (3,500)           --         28,295
           Extraordinary charges, net                                --            --          3,208
           Deferred income taxes                                 (1,050)        5,666         (5,837)
           Other                                                   (100)          651             82
           Change in certain assets and liabilities,
             net of effects from acquisition and
             dispositions of businesses, affecting
             cash provided by (used in) operating
             activities
               Accounts receivable                               (9,794)       (3,612)        (3,704)
               Inventories                                       (1,304)      (26,853)        (6,364)
               Prepaid marketing costs                           (3,981)       (5,548)        (4,413)
               Other assets                                       3,007          (725)           506
               Accounts payable and accrued expenses              3,588        (7,622)         7,636
               Income taxes payable                                (677)        3,686          2,114
                                                                -------       -------       --------
      Net cash provided by (used in) operating activities
           Continuing operations                                 15,475       (10,787)        15,360
           Discontinued operations                                3,500          (570)         4,823
                                                                -------       -------       --------
      Net cash provided by (used in) operating activities        18,975       (11,357)        20,183
                                                                -------       -------       --------
Cash flows from investing activities
   Proceeds from sale of property and equipment                     104           148          3,306
   Capital expenditures for continuing operations               (11,362)       (8,567)        (8,320)
   Acquisition of businesses, net of cash acquired              (26,630)           --             --
   Proceeds from sale of discontinued operations                     --        17,600
   Capital expenditures for discontinued operations                  --            --         (1,490)
                                                                -------       -------       --------
      Net cash provided by (used in) investing
        activities                                              (37,888)        9,181         (6,504)
                                                                -------       -------       --------
Cash flows from financing activities
   Proceeds from issuance of note payable and long-
     term obligations                                            30,074            --        125,101
   Proceeds from stock options including related
     tax benefits                                                 1,946         1,115             59
   Payments of dividends                                             --            --           (792)
   Payments of note and long-term obligations                   (26,816)           --       (122,781)
   Other                                                            275           (73)           302
                                                                -------       -------       --------
      Net cash provided by financing activities                   5,479         1,042          1,889
Effect of exchange rate changes on cash                              48            (7)            (4)
                                                                -------       -------       --------
Net increase (decrease) in cash and cash equivalents            (13,386)       (1,141)        15,564
Cash and cash equivalents at beginning of year                   14,565        15,706            142
                                                                -------       -------       --------
Cash and cash equivalents at end of year                        $ 1,179       $14,565       $ 15,706
                                                                =======       =======       ========
Cash paid during the year for
      Interest                                                  $13,664       $11,724       $  9,851
      Income taxes (refunds)                                      3,861        (3,479)           184

          See accompanying notes to consolidated financial statements.

                        EKCO GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
PRINCIPLES OF CONSOLIDATION
     The consolidated financial statements include the accounts of EKCO Group, Inc. and its subsidiaries (together, the "Company"). The Company's principal operating subsidiaries are wholly-owned EKCO Housewares, Inc. ("Housewares"), wholly-owned EKCO Cleaning, Inc. and subsidiaries ("Cleaning"), wholly-owned Aspen Pet Products, Inc. ("Aspen"), and majority-owned Woodstream Corporation ("Woodstream"). All significant intercompany accounts and transactions have been eliminated.

BASIS OF PRESENTATION
     The Company uses a 52-53 week fiscal year ending on the Sunday nearest December 31. Accordingly, the accompanying consolidated financial statements include the 53 weeks ended January 3, 1999 ("Fiscal 1998") and the 52 weeks ended December 28, 1997 ("Fiscal 1997"), and December 29, 1996 ("Fiscal 1996").

CASH, CASH EQUIVALENTS AND CASH FLOW INFORMATION
     The Company considers all short-term investments which have an original maturity of 90 days or less to be cash equivalents.

     The Company recorded the following non-cash transactions in Fiscal 1998 due to the repurchase of all the unallocated shares of the Series B ESOP Convertible Preferred Stock and common stock, held by the Company's Employees' Stock Ownership Plan in exchange for forgiveness of the outstanding loan from the Company (amounts in thousands).

Series B ESOP Convertible Preferred Stock                        $(321)
Unearned compensation                                              321
Common stock                                                        (6)
Capital in excess of par value                                  (1,953)
Unearned compensation                                            1,959

     In addition, the following is a reconciliation of net cash paid for the acquisitions of Aspen and the North American rights to sell cutlery and flatware products under the Regent Sheffield(R) and Wiltshire(R) brands during Fiscal 1998. (Amounts in thousands)

Fair value of assets acquired                                  $40,576
Liabilities assumed                                            (12,130)
Additional purchase price accrued but not yet paid              (1,047)
                                                               -------
Cash paid                                                       27,399
Cash acquired                                                     (769)
                                                               -------
Net cash paid for acquisitions                                 $26,630
                                                               =======

MARKET EXPANSION PROGRAMS AND ADVERTISING COSTS
     The Company incurs certain costs in connection with maintaining and expanding its market position. These costs are deferred and amortized using the straight-line method over the shorter of the period of benefit or the program period. Program periods currently range from one to three years. It is the

                        EKCO GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


MARKET EXPANSION PROGRAMS AND ADVERTISING COSTS (CONTINUED)
Company's policy to periodically review and evaluate whether the expected benefits will be realized and whether continued deferral and amortization of these costs is justified. Approximately $4.1 million of these costs are included in prepaid expenses at January 3, 1999 and December 28, 1997.

     The Company expenses all advertising costs as incurred.

INVENTORIES
     Inventories are stated at the lower of cost or market. Cost is determined on a first-in, first-out ("FIFO") basis for all subsidiaries except for Cleaning, whose costs are determined on a last-in, first-out ("LIFO") basis.

PROPERTY AND EQUIPMENT
     Property and equipment are stated at cost. The Company provides for depreciation and amortization on a straight-line basis over the estimated useful lives of the assets; 25 to 45 years for buildings and 3 to 10 years for furniture, fixtures and equipment. Leased property and equipment under capital leases and improvements to leased premises are amortized on a straight-line basis over the shorter of the life of the asset or the remaining term of the lease. Improvements are capitalized, while repair and maintenance costs are charged to operations. When assets are retired or disposed of, the cost and related accumulated depreciation are removed from the accounts, and gains or losses, if any, are included in operations.

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

     Favorable lease rights included in other assets are being amortized over the life of the lease. Deferred financing costs included in other assets relate to debt issuance costs which have been deferred and are being amortized over the terms of the respective financing arrangements.

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

                        EKCO GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


INCOME TAXES (CONTINUED)
carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect, if any, on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Provision for U.S. income taxes on the undistributed earnings of foreign subsidiaries is made only on those amounts in excess of the funds considered to be permanently reinvested.

STOCK BASED COMPENSATION
     The Company applies Accounting Principles Board Opinion No.25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations in accounting for its stock-based compensation. The Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), which was effective in 1996. FAS 123 provides the option either to continue the Company's current method of accounting for stock-based compensation or to adopt the fair value method of accounting. The Company elected to continue accounting for stock-based compensation using APB 25.

USE OF ESTIMATES
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

COMPREHENSIVE INCOME (LOSS)
     In Fiscal 1998, the Company adopted Financial Accounting Standards Board Statement No. 130, "Reporting Comprehensive Income" ("FAS 130"). This statement establishes rules for reporting comprehensive income and its components; however, the adoption of this statement had no impact on the Company's net income or stockholders' equity. FAS 130 requires that changes in pension liability adjustments and foreign currency adjustments be included in other comprehensive income. Prior years' financial statements have been reclassified to conform to these requirements.


(2)  ACQUISITION OF ASPEN PET PRODUCTS, INC.
     In January 1998, the Company completed the acquisition (the "Acquisition") of all of the outstanding equity securities of APP Holding Corporation ("APP"), the parent corporation and sole stockholder of Aspen, a marketer of dog and cat supplies and accessories, as well as other pet products. Pursuant to the Stock Purchase and Sale Agreement, the Company paid approximately $25.0 million in cash (including $450,000 of expenses incurred in connection with the acquisition) and refinanced APP's outstanding bank debt of approximately $9.1 million. In addition, if Aspen achieves certain predetermined financial results during fiscal 1998, 1999, 2000, 2001, and 2002, the Company will make additional annual payments to certain former APP stockholders equal, in the aggregate, to 25% of the amount by which Aspen's Gross Profit (as defined) for each such year exceeds the Base Profit Amount (as defined). For Fiscal 1998 the additional consideration payment was approximately $1.0 million, which was included in

                        EKCO GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(2) ACQUISITION OF ASPEN PET PRODUCTS, INC. (CONTINUED) goodwill at January 3, 1999. This amount which was accrued at January 3, 1999 will be paid in 1999. The Acquisition has been accounted for under the purchase method of accounting and goodwill of approximately $24.7 million is being amortized over 40 years. In connection with the Acquisition, goodwill was determined as follows (amounts in thousands):

     Cash paid, net of cash acquired                                  $24,159
     Additional purchase price accrued but not yet paid                 1,047
     Liabilities assumed                                               12,130
     Fair value of tangible assets acquired, net of cash acquired     (12,643)
                                                                      -------
     Goodwill                                                         $24,693
                                                                      =======

     The following unaudited pro forma combined results of operations for Fiscal 1997 have been prepared assuming that the Acquisition occurred at the beginning of such period. In preparing the pro forma data, adjustments have been made for:
(i) the amortization of goodwill; (ii) interest expense related to borrowings under the Company's credit facility to finance a portion of the purchase price;
(iii) reduction in investment income due to the utilization of the Company's cash and investments to finance a portion of the purchase price; (iv) the elimination of Aspen's costs associated with shareholder transactions; and (v) the effect on income taxes of the foregoing pro forma adjustments.

     The following unaudited pro forma financial information for Fiscal 1997 is not necessarily indicative of results of operations that would have occurred had the Acquisition been effected at the beginning of such fiscal period or of future results of the combined companies. (Amounts in thousands, except per share)

     Net revenues                                                    $300,303
     Income from continuing operations before income taxes             13,501
     Net income from continuing operations                              6,767
     Earnings from continuing operations per common share:
          Basic                                                           .36
          Diluted                                                         .32


(3) INVENTORIES
     Inventories consisted of the following:

                                    JANUARY 3, 1999    DECEMBER 28, 1997
                                    ---------------    -----------------
                                           (AMOUNTS IN THOUSANDS)
     Raw materials                      $11,279             $12,984
     Work in process                      3,465               3,811
     Finished goods                      61,007              57,355
                                        -------              ------
                                        $75,751             $74,150
                                        =======             =======

     At January 3, 1999 and December 28, 1997, inventories carried under the LIFO method represented approximately 6.9% and 22.2%, respectively, of total year-end inventories. The effect of using LIFO for these inventories for Fiscal 1998 and Fiscal 1997 was immaterial to the financial position and results of operations of the Company.

                        EKCO GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(4) PROPERTY AND EQUIPMENT, NET
     Property and equipment consisted of the following:

                                    JANUARY 3, 1999    DECEMBER 28, 1997
                                    ---------------    -----------------
                                           (AMOUNTS IN THOUSANDS)
     Property and equipment, at cost
       Land, buildings and
         improvements                   $17,489             $14,598
       Equipment, furniture
         and fixtures                    66,483              60,624
                                        -------             -------
                                         83,972              75,222
     Less accumulated depreciation
       and amortization                  45,085              39,544
                                        -------             -------
                                        $38,887             $35,678
                                        =======             =======

(5) LONG-TERM OBLIGATIONS AND OTHER LONG-TERM LIABILITIES
    Long-term obligations consisted of the following:

                                    JANUARY 3, 1999   DECEMBER 28, 1997
                                    ---------------   -----------------
                                          (AMOUNTS IN THOUSANDS)
     Term Loan                          $  8,571           $     --
     Credit Facility                       2,750                 --
       9.25% Senior Notes, due
         2006 (net of unamortized
         discount of $641 and $730,
         respectively)                   124,359            124,270
     Other                                 2,206                 --
                                        --------           --------
                                         137,886            124,270
     Less current portion                  1,750                 --
                                        --------           --------
                                        $136,136           $124,270
                                        ========           ========

    Other long-term liabilities consisted of the following:

                                    JANUARY 3, 1999    DECEMBER 28, 1997
                                    ---------------    -----------------
                                           (AMOUNTS IN THOUSANDS)
     Accrued pension cost                $ 2,224            $ 2,553
     Deferred income taxes                 2,548              3,710
     Other long-term liabilities           5,561              5,711
                                         -------            -------
                                         $10,333            $11,974
                                         =======            =======

     On March 25, 1996, the Company sold $125.0 million of its 9.25% Senior Notes due 2006 ("Senior Notes") at a price of 99.291% of face value in a private offering to institutional investors. Interest on the Senior Notes is payable semi-annually on April 1 and October 1 of each year. The Company used the net proceeds of the Senior Note offering to (i) repurchase its outstanding 12.70% Notes due 1998 and 7.0% Convertible Subordinated Note due 2002 and (ii) to repay substantially all amounts then outstanding under its revolving credit facility. The early extinguishment of the 12.70% Notes and 7.0% Convertible Subordinated Note resulted in an extraordinary charge in Fiscal 1996 of $3.2 million consisting of the following (amounts in thousands):

                        EKCO GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(5)  LONG-TERM OBLIGATIONS AND OTHER LONG-TERM LIABILITIES (CONTINUED)

   Premium on 12.70% Notes, due 1998                         $6,511
   Discount on prepayment of 7.0% Convertible
     Subordinated Note, due 2002                             (3,218)
   Write-off of related unamortized financing
     costs                                                    2,054
                                                             ------
   Extraordinary charge before income tax benefit             5,347
   Income tax benefit                                         2,139
                                                             ------
   Net extraordinary charge                                  $3,208
                                                             ======

     The Company's bank financing includes a $55 million revolving credit line ("Credit Facility") and a term loan credit facility ("Term Loan") in the original amount of $10 million. The principal of the Term Loan is required to be repaid at the rate of approximately $357,000 on the last day of each quarter, which commenced March 31, 1998. The maximum outstanding balance of the Credit Facility may not exceed 80% of eligible accounts receivable and 50% of eligible inventory, provided that the amount attributable to eligible inventory may not exceed $35 million, as determined at the end of each calendar month. At January 3, 1999, $38.3 million was available for general corporate purposes under the Credit Facility, net of approximately $11.8 million in outstanding letters of credit. The Credit Facility provides for a commitment fee of three-eighths of one percent on the unused portion of the Credit Facility. Borrowings under the Credit Facility and Term Loan bear interest at the bank's prime rate, or at LIBOR plus 1.25% or 1.5%, depending on the Company's borrowing strategy and the ratio of total debt to cash flow, as defined. Borrowings under the Credit Facility mature in November 2002 and are collateralized by substantially all of the assets of the Company. The Credit Facility contains certain financial and operating covenants, of which the most restrictive requires the Company to maintain a minimum level of cash flow. The Senior Notes, as well as the Credit Facility, contain certain financial covenants that may restrict the sale of assets, payment of dividends, the incurrence of additional indebtedness and certain investments and acquisitions by the Company.

     The Company has suspended the payment of quarterly dividends and does not anticipate paying cash dividends for the foreseeable future. In order for the Company to pay a dividend, its arrangements with holders of its Senior Notes would need to be amended and the payment of the dividend would have to be permitted under certain covenants of the Credit Facility.

     Certain information with respect to the Credit Facility and Term Loan follows:

                                                 FISCAL 1998         FISCAL 1997       FISCAL 1996
                                                 -----------         -----------       -----------
                                                    (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGES)
   Average interest rate of borrowings
     outstanding at end of year                      7.75%                N/A                N/A
   Maximum amount of borrowings
     outstanding at any month-end                 $28,696              $1,242            $31,909
   Average aggregate borrowings during
     the year                                     $21,550              $  176            $ 9,390
   Weighted average interest rate
     during the year                                 7.24%                8.5%              7.68%

                        EKCO GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(5)  LONG-TERM OBLIGATIONS AND OTHER LONG-TERM LIABILITIES (CONTINUED)

      Maturities of long-term obligations (amounts in thousands) for the five fiscal years ending December 2003 are as follows: 1999 - $1,750; 2000 - $1,662; 2001 - $1,480; 2002 - $7,095; 2003 - $60 and thereafter $125,839.


(6)  ACCRUED EXPENSES
      Accrued expenses consisted of the following:

                                                 JANUARY 3, 1999  DECEMBER 28, 1997
                                                 ---------------  -----------------
                                                      (AMOUNTS IN THOUSANDS)
Payroll                                              $ 1,790         $ 2,464
Compensated absences                                   1,702           1,651
Sales and promotional allowances                      11,014           9,470
Additional purchase price liability for Aspen          1,046               -
Interest and non-income taxes                          4,096           4,168
Insurance                                              2,912           3,241
Professional fees                                        952             575
Provision for environmental matters                    1,732           1,738
Other                                                  8,298           5,983
                                                     -------         -------
                                                     $33,542         $29,290
                                                     =======         =======


(7)  INCOME TAXES

      Total income tax expense (benefit) for Fiscal 1998, Fiscal 1997 and Fiscal 1996 was allocated as follows:

                                                 FISCAL 1998  FISCAL 1997  FISCAL 1996
                                                 -----------  -----------  -----------
                                                         (AMOUNTS IN THOUSANDS)
Continuing operations                               $6,527       $6,247      $ 2,370
Discontinued operations                                 --           --       (1,928)
Disposal of discontinued operations                 (3,500)          --       (1,925)
Extraordinary charge for early retirement
  of debt                                               --           --       (2,139)
Stockholders' equity, for compensation
  expense for tax purposes in excess of
  amounts recognized for financial reporting
  purposes                                            (768)        (366)          --
                                                    ------       ------      -------
                                                    $2,259       $5,881      $(3,622)
                                                    ======       ======      =======


     A reconciliation of the provision for income taxes from continuing operations to the statutory income tax rate applied to combined domestic and foreign income before income taxes for Fiscal 1998, Fiscal 1997 and Fiscal 1996 was as follows:

                       EKCO GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(7)      INCOME TAXES (CONTINUED)

                                                                       FISCAL 1998          FISCAL 1997         FISCAL 1996
                                                                       -----------          -----------         -----------
                                                                         (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGES)
                                                                       $             %     $             %     $               %
                                                                           -       -          -        -          -          -
Income (loss) from continuing operations
  before income taxes and extraordinary charge
      Domestic                                                         $ (664)             $13,704             $ (19)
      Foreign                                                            (241)              (1,440)             (282)
                                                                         -----             -------             -----
                                                                       $ (905)             $12,264             $(301)
                                                                         ====               ======              ====
Federal income tax (credit) at normal rates                            $ (317)    (35%)     $4,292     35%       $ (105)    (35%)
State income taxes, net of federal benefit                                828      92%         915      7%          426     141%
Difference between foreign and
  federal effective rates                                                 (62)     (7%)         (5)     -            90      30%
Amortization of excess of cost over fair
  value                                                                 1,478     163%       1,272     10%        1,272     423%
Special charges                                                         4,795     530%           -      -           685     227%
Other                                                                    (195)    (22%)       (227)    (1%)           2       1%
                                                                        -----     ---        -----     --         -----     ---
                                                                       $6,527     721%      $6,247     51%       $2,370     787%
                                                                        =====     ===        =====     ==         =====     ===


         The components of the provision for income taxes (benefit) for continuing operations were as follows:

                                                                        FEDERAL            STATE        FOREIGN       TOTAL
                                                                        -------            -----        -------       -----
                                                                                         (AMOUNTS IN THOUSANDS)
FISCAL 1998
-----------
Current                                                               $ 6,292            $1,250        $  39          $ 7,581
Deferred                                                               (1,095)               15           26           (1,054)
                                                                       ------             -----         ----           ------
                                                                      $ 5,197            $1,265        $  65          $ 6,527
                                                                       ======             =====         ====           ======

FISCAL 1997
-----------
Current                                                               $   550            $  165        $(130)         $   585
Deferred                                                                4,565             1,243         (146)           5,662
                                                                        -----             -----         ----           ------
                                                                      $ 5,115            $1,408        $(276)         $ 6,247
                                                                       ======             =====         ====           ======
FISCAL 1996
-----------
Current                                                               $ 4,189            $1,688        $  (8)         $ 5,869
Deferred                                                               (2,608)             (891)           -           (3,499)
                                                                        -----             -----         ----           ------
                                                                      $ 1,581            $  797        $  (8)         $ 2,370
                                                                       ======             =====         ====           ======


         The significant components of deferred income tax expense (benefit) attributable to income from continuing operations for Fiscal 1998, Fiscal 1997 and Fiscal 1996 were as follows:

                        EKCO GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(7)  INCOME TAXES (CONTINUED)

                                                                          FISCAL 1998        FISCAL 1997         FISCAL 1996
                                                                          -----------        -----------         -----------
                                                                                      (AMOUNTS IN THOUSANDS)
Depreciation                                                                $  (234)          $(1,078)            $  (644)
Inventory                                                                    (1,370)           (1,594)                516
Benefit plans                                                                 1,657               406                (167)
Accruals, provisions and other liabilities                                   (1,243)            8,520              (4,461)
Other                                                                           136              (592)              1,257
                                                                             ------            ------              ------
                                                                            $(1,054)          $ 5,662             $(3,499)
                                                                             ======            ======              ======


         The tax effects of temporary differences and carry forwards that give rise to significant portions of net deferred tax asset (liability) consisted of the following:

                                                                         JANUARY 3, 1999                 DECEMBER 28, 1997
                                                                                    (AMOUNTS IN THOUSANDS)

Receivables                                                                  $   927                           $   962
Inventory                                                                      4,014                             2,440
Benefit plans                                                                  1,509                             3,166
Accruals, provisions and other liabilities                                     3,018                             1,526
                                                                              ------                            ------
Gross deferred asset                                                           9,468                             8,094
                                                                              ------                            ------
Depreciation                                                                  (3,646)                           (3,927)
Other                                                                         (1,000)                           (1,000)
                                                                              ------                            ------
Gross deferred liability                                                      (4,646)                           (4,927)
                                                                              ------                            ------
Net deferred asset                                                           $ 4,822                           $ 3,167
                                                                              ======                            ======


         The Company's federal income tax returns for all years subsequent to December 1987 are subject to review by the Internal Revenue Service.


(8)  RETIREMENT PLANS, POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS
         Effective January 3, 1999, the Company adopted Financial Accounting Standards Board Statement No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("FAS 132"). The provisions of FAS 132 revise employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of these plans. It standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable.

         The Company provides defined benefit pension and postretirement benefit plans to employees. The following provides a reconciliation of benefit obligations, plan assets, and funded status of the plans.

                        EKCO GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(8)  RETIREMENT PLANS, POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS (CONTINUED)

                                                                   PENSION BENEFITS                      OTHER BENEFITS
                                                                   ----------------                      --------------
                                                                  1998             1997               1998            1997
                                                                  ----             ----               ----            ----
                                                                                    (AMOUNTS IN THOUSANDS)
Change in benefit obligation:
     Benefit obligation at beginning
       of year                                                  $ 9,029           $9,350             $ 2,325         $ 2,449
     Service cost                                                   221              205                  27              30
     Interest cost                                                  526              561                 128             158
     Plan amendments                                                  -                -                   -              53
     Settlement (gain) or loss                                       55               78                   -              -
     Benefits paid                                                 (465)            (756)                (95)           (127)
     Settlement payments                                           (161)            (953)                  -              -
     Actuarial (gain) or loss                                       640              544                (358)           (238)
                                                                 ------           ------              ------          ------
     Benefit obligation at end of year                          $ 9,845          $ 9,029             $ 2,027         $ 2,325
                                                                 ======           ======              ======          ======

Change in plan assets:
     Fair value of plan assets at beginning
       of year                                                  $ 6,693          $ 7,511             $     -        $     -
     Actual return on plan assets                                   442              683                   -              -
     Acquisitions/divestitures                                        -             (543)                  -              -
     Employer contributions                                       1,020              285                   -              -
     Benefits paid                                                 (465)            (291)                  -              -
     Settlement payments                                           (161)            (952)                  -              -
                                                                 ------           ------              ------         ------
     Fair value of plan assets at end of
       year                                                     $ 7,529          $ 6,693             $     -        $     -
                                                                 ======           ======              ======         ======

Reconciliation of funded status:
     Funded status                                              $(2,316)         $(2,336)            $(2,027)        $(2,325)
     Unrecognized actuarial (gain) or
       loss                                                       2,514            1,905                (645)           (350)
     Unrecognized prior service cost                                 92               51                  45             49
                                                                 ------           ------              ------         ------
     Net amount recognized at year-end                          $   290          $  (380)            $(2,627)        $(2,626)
                                                                 ======           ======              ======          ======


       The following table provides the amounts recognized in the consolidated balance sheets:

                                                                       PENSION BENEFITS                OTHER BENEFITS
                                                                       ----------------                --------------
                                                                  1998             1997                1998           1997
                                                                  ----             ----                ----           ----
                                                                                      (AMOUNTS IN THOUSANDS)
     Accrued benefit liability                                  $(2,325)         $(2,553)            $(2,627)       $(2,626)
     Accumulated other comprehensive
       income                                                     2,615            2,173                   -              -
                                                                 ------           ------              ------         ------
     Net amount recognized at year-end                          $   290          $  (380)            $(2,627)       $(2,626)
                                                                 ======           ======              ======         ======

                        EKCO GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(8)  RETIREMENT PLANS, POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS (CONTINUED)

       The assumptions used in the measurement of the Company's benefit obligation are shown in the following table:

                                                                     PENSION BENEFITS                    OTHER BENEFITS
                                                                     ----------------                    --------------
                                                                1998              1997              1998            1997
                                                                ----              ----              ----            ----
Weighted-average assumptions as of
  year end
       Discount rate                                            6.5%              7.0%              6.5%            7.0%
       Expected return on plan assets                           9.0%              9.0%              9.0%            9.0%
       Rate of compensation increase                            N/A               N/A               N/A             N/A

       For measurement purposes, a 6.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1999. The rate is assumed to decrease gradually to 5.0% for 2001 and remain at that level thereafter.

       Assumed health care cost trend rates have an effect on the amounts reported for the health care plan. A one-percentage point change in assumed health care cost trend rates would have the following effects (amounts in thousands):

                                                                ONE-PERCENTAGE            ONE-PERCENTAGE
                                                                POINT                     POINT
                                                                INCREASE                  DECREASE
                                                                --------------            --------------
Effect on total of service and interest
  cost components for 1998                                             $   80                   $  (176)
Effect on year-end 1998 postretirement
  benefit obligation                                                    1,251                    (2,738)


       The projected benefit obligation and accumulated benefit obligation for the pension plans with accumulated benefit obligations in excess of plan assets were $9,845,000 and $9,029,000 respectively, as of January 3, 1999 and December 28, 1997. The fair value of plan assets for these plans was $7,529,000 and $6,693,000, as of January 3, 1999 and December 28, 1997, respectively.

                        EKCO GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(8)  RETIREMENT PLANS, POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS (CONTINUED)

       The following table provides the components of net periodic benefit cost for the plans for fiscal years 1998, 1997 and 1996:

                                                                       PENSION BENEFITS              OTHER BENEFITS
                                                             1998           1997     1996        1998         1997        1996
                                                             ----           ----     ----        ----         ----        ----
                                                                                        (AMOUNTS IN THOUSANDS)

         Service cost                                        $ 221         $ 205    $ 232        $ 27         $ 30        $ 51
         Interest cost                                         526           561      607         128          159         172
         Expected return of plan assets                       (582)         (562)    (609)          -            -           -
         Amortization of prior
           service cost                                         10            25      390           4            4           -
         Recognized actuarial (gain)
           or loss                                              94           115       63         (63)         (26)          -
                                                              ----          ----     ----         ---          ---         ---
           Net periodic benefit cost                         $ 269         $ 344    $ 683        $ 96         $167        $223
                                                              ====          ====     ====         ===          ===         ===

RETIREMENT PLANS
         The Company and certain of its subsidiaries have various pension plans which cover certain of their employees and provide for periodic payments to eligible employees upon retirement. Benefits for non-union employees are generally based upon earnings and years of service prior to 1989 and certain non-union employees receive benefits from allocated accounts under a defined contribution plan. Benefits for certain union employees are based upon dollar amounts attributed to each year of credited service; certain other union employees receive benefits from allocated accounts under a defined contribution plan and from prior contributions to a multi employer plan. The Company's policy is to make contributions to these plans sufficient to meet the minimum funding requirements of applicable laws and regulations, plus such amounts, if any, as the Company's actuarial consultants determine to be appropriate. The Company also provides supplemental retirement benefits for certain management personnel based on earnings and years of service.

POSTRETIREMENT BENEFITS
       The Company sponsors defined benefit postretirement health and life insurance plans that cover certain retired and active employees. The Company expects to continue these benefits indefinitely, but reserves the right to amend or discontinue all or any part of the plans at any time.

       In accordance with Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Post-retirement Benefits Other Than Pensions" ("FAS 106"), the cost of these benefits are recognized in the financial statements during the employees' active working lives. The Company's funding policy for these plans is on a pay-as-you-go basis. Pay-as-you-go expenditures for postretirement benefits were $95,000, $127,000, and $147,000 for Fiscal 1998, Fiscal 1997 and Fiscal 1996, respectively.

POSTEMPLOYMENT BENEFITS
         In accordance with Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Post-employment Benefits" ("FAS 112"), the Company accrues benefits provided to former or inactive employees after employment but before retirement. The ongoing impact of FAS 112 will not have a material effect on earnings.

                        EKCO GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(9)  EMPLOYEE STOCK OWNERSHIP PLAN
       On February 23, 1989, the Company's Board of Directors adopted the EKCO Group, Inc. Employees' Stock Ownership Plan (the "ESOP") for non-union United States employees of the Company and subsidiaries designated by the Company's Board of Directors as participants in the ESOP. The ESOP holds Company preferred and common stock.

SERIES B ESOP CONVERTIBLE PREFERRED STOCK
       The Company sold 1.8 million shares of the Series B ESOP Convertible Preferred Stock at a price of $3.61 per share to the ESOP trust in 1989. At January 3, 1999, approximately 1.3 million shares of the Company's common stock were reserved for conversion of Series B ESOP Convertible Preferred Stock.

       During December 1998, the Company repurchased all of the unallocated shares of Series B ESOP Convertible Preferred Stock (127,109 shares) and common stock (593,360 shares) held by the ESOP in exchange for forgiveness of the outstanding loan from the Company. Prior to the occurrence of this transaction, an unearned ESOP compensation amount was reported as an offset to the Series B ESOP Convertible Preferred Stock amount in the consolidated balance sheets. The unearned compensation was amortized as shares in the Series B ESOP Convertible Preferred Stock were allocated to employees. Shares were allocated ratably over the life of the ESOP Loan (as defined below) or, if less, the actual period of time over which the indebtedness was repaid. The allocation of shares was based upon a formula equal to a percentage of the Company's payroll costs. The percentage was determined by the Company's Board of Directors annually and required principal prepayments. The Company's Board of Directors approved principal prepayments of $494,000 and $522,000 for Fiscal 1997 and Fiscal 1996 to be paid in Fiscal 1998 and Fiscal 1997, respectively. For Fiscal 1998, Fiscal 1997 and Fiscal 1996, $37,000, $740,000, and $816,000, respectively, has been charged to operations. The actual cash contributions, excluding the above mentioned prepayments, to the ESOP by the Company during Fiscal 1998, Fiscal 1997 and Fiscal 1996 were $302,000, $402,000, and $402,000, respectively.

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

       Series B ESOP Convertible Preferred Stock, net, consisted of the following:

                                            JANUARY 3, 1999               DECEMBER 28, 1997
                                            ---------------               -----------------
                                                     (AMOUNTS IN THOUSANDS)
Series B ESOP Convertible Preferred Stock,
     par value $.01                           $3,868                           $4,757
    Unearned compensation                          -                             (358)
                                               -----                            -----
                                              $3,868                           $4,399
                                               =====                            =====

ESOP COMMON STOCK
       In October 1990, the Company's Board of Directors authorized the Trustee of the ESOP to purchase up to 1.0 million shares of the Company's common stock. The Company financed the purchase through a 20-year 10% loan from the Company to the ESOP (the "ESOP Loan"). The ESOP purchased, in open market transactions, a total of 1.0 million shares of the

                        EKCO GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


ESOP COMMON STOCK (CONTINUED)
Company's common stock at a total cost of approximately $3.3 million. Unearned compensation equal to such cost (previously included as a component of stockholders' equity) was amortized as shares of the Company's common stock were allocated to employee accounts. Shares were allocated ratably over the life of the ESOP Loan or, if less, the actual period of time over which the indebtedness was repaid, subject to a minimum allocation of 50,000 shares each year. For each of Fiscal 1997 and Fiscal 1996, 50,000 shares were allocated to employees' accounts. For each of Fiscal 1997 and Fiscal 1996, $165,000 was charged to operations. During Fiscal 1998, 35,000 shares were allocated to employees' accounts and $112,000 was charged to operations. As noted above, the Company repurchased all of the unallocated shares in exchange for forgiveness of the ESOP Loan in December 1998. The unallocated shares of common stock held by the ESOP were returned to the Company to be held as treasury stock. The value of these shares was equal to approximately $2.0 million in unearned compensation previously reflected as a component of stockholders equity.

         For Fiscal 1998, the Company's Board of Directors approved an additional cash contribution of $610,000 to the ESOP. This contribution, along with the Series B ESOP Convertible Preferred Stock and common stock held by the ESOP will be merged into a single 401(k) plan during fiscal 1999. The additional cash contribution was charged to results of operations for Fiscal 1998.


(10)  MINORITY INTEREST
         Minority interest consists of 5% cumulative preferred stock of Woodstream $50 par value (redeemable at Woodstream's option at $52 per share). Dividends on the 5% cumulative preferred stock are included in interest expense.


(11)  STOCKHOLDERS' EQUITY
PREFERRED STOCK, $.01 PAR VALUE
       On February 12, 1987, the Company's stockholders authorized a class of 20 million shares of preferred stock which may be divided and issued in one or more series having such relative rights and preferences as may be determined by the Company's Board of Directors.

PREFERRED STOCK RIGHTS
       In 1987, the Board of Directors of the Company declared a dividend payable to stockholders of record as of April 9, 1987, of one preferred share purchase right ("Right") for each outstanding share of common stock. In 1988, 1989 and 1992, the Company's Board of Directors amended the preferred share purchase rights plan and in March 1997 amended and restated the plan. The amended and restated plan provides that each Right, when exercisable, will entitle the holder thereof until April 9, 2007, to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share, at an exercise price of $30, subject to certain anti-dilution adjustments. The Rights will not be exercisable or transferable apart from shares of common stock until the earlier of (i) the day on which there is a public announcement that a person or group has acquired beneficial ownership of 15% or more of the outstanding shares of common stock (an "Acquiring Person") or
(ii) the tenth business day after a person commences, or announces an intention to commence, a tender or exchange offer for 15% or more of the outstanding shares of common stock. The Rights are redeemable by the Company at $.01 per Right at any time prior to the time that a person or group becomes an Acquiring Person. At any time after a person becomes an Acquiring

                        EKCO GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


PREFERRED STOCK RIGHTS
Person, the Company's Board of Directors may exchange all or any part of the Rights for common shares at an exchange ratio of one common share per Right. This option is extinguished when any person becomes the beneficial owner of 50% or more of the common shares outstanding.

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

COMMON STOCK, $.01 PAR VALUE
       Share information regarding common stock consisted of the following:

                                       JANUARY 3, 1999                    DECEMBER 28, 1997
                                       ---------------                    -----------------

       Authorized shares                 60,000,000                          60,000,000
                                         ==========                          ==========
       Shares issued                     29,071,982                          28,481,788
       Shares held in treasury           10,006,907                           9,415,361
                                         ----------                          ----------
       Shares outstanding                19,065,075                          19,066,427
                                         ==========                          ==========

TREASURY STOCK
       As previously noted, during Fiscal 1998 the Company repurchased 593,360 shares of common stock, which represented all of the unallocated shares of the Company's common stock held by the ESOP. The value of the shares was equal to approximately $2.0 million in unearned compensation expense recorded on the Company's consolidated balance sheet at the time of repurchase.

STOCK COMPENSATION PLANS
         At January 3, 1999, the Company had five stock based compensation plans which are described below. The Company applies APB 25 and related interpretations in accounting for its employee stock compensation plans. Accordingly, no compensation has been recognized for its stock option plans and its employee stock purchase plan for options issued to employees. Compensation costs for its restricted stock purchase plans and 1996 Performance Unit Rights Award Plan are described below. Since the Company accounts for compensation plans under APB 25, certain pro forma information regarding net income (loss) and earnings (loss) per share is required by FAS 123 as if the Company had accounted for its compensation plans under the fair value approach of this statement. For the purposes of the pro forma disclosures, the estimated fair value of the compensation plans is amortized to expense over the option vesting period. The Company's pro forma information is as follows:

                        EKCO GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


STOCK COMPENSATION PLANS (CONTINUED)

                                                              FISCAL 1998             FISCAL 1997             FISCAL 1996
                                                              -----------             -----------             -----------
                                                                      (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
         Net income (loss)
              As reported                                     $(3,932)                   $6,017                $(34,174)
              Pro forma                                       $(4,501)                   $4,961                $(35,891)
         Basic earnings (loss)
           per share
              As reported                                     $  (.20)                   $  .32                $  (1.85)
              Pro forma                                       $  (.23)                   $  .26                $  (1.94)
         Diluted earnings
           (loss) per share
              As reported                                     $  (.20)                   $  .29                $  (1.85)
              Pro forma                                       $  (.23)                   $  .24                $  (1.94)

         The fair value of the Company's stock option plans and 1996 Performance Unit Rights Award Plan was estimated at the grant date using a Black-Scholes option pricing model. The following table provides the estimated weighted average assumptions under that model:

                                                          FISCAL 1998           FISCAL 1997        FISCAL 1996
                                                          -----------           -----------        -----------
     Volatility factor of the
       expected market price of
       the Company's stock                                     .58                  .40                .45
     Future dividend yield                                       0%                   0%                 0%
     Risk free interest rates of
       U.S. Treasury Securities:
              One-year strip yield                            4.53%                5.64%              5.60%
              Two-year strip yield                            4.54%                5.66%              5.89%
              Three-year strip yield                          4.55%                5.71%              6.05%
              Five-year strip yield                           4.56%                 N/A                N/A
              Six-year strip yield                             N/A                 5.80%              6.22%
     Expected life of stock options                           6.98 years           6.93 years         5.75 years
     Expected life of performance
       unit rights awards                                      N/A                  N/A                N/A

STOCK OPTION PLANS
         At January 3, 1999, approximately 1.8 million shares of the Company's stock were available for grants of options to employees, directors and consultants under the Company's stock option plans. Options granted under the plans are granted at prices not less than 100% of the fair market value (as defined) on the dates the options are granted. Accordingly, under APB 25 no compensation cost is recognized for options issued to employees. During Fiscal 1997 an option to purchase 15,000 shares of the Company's common stock was granted to a consultant for services rendered. Total compensation to be expensed over a five year period will be $50,000. The pro forma net income impact under FAS 123 included in the table above is $569,000 for Fiscal 1998, $1,029,000 for Fiscal 1997, and $1,183,000 for Fiscal 1996. Options must be exercised within the period described by the respective stock option plan agreements, but not later than 10 years for certain options.

On December 14, 1998, the Company granted to all employees (other than the Company's Chief Executive Officer ("CEO")) holding unexercised stock options with an exercise price equal to or greater than $5.00 per share replacement stock options to

                        EKCO GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


STOCK OPTION PLANS(CONTINUED)
purchase at the current market price that number of shares of common stock determined by multiplying the number of shares subject to the eligible option by a fraction, the numerator of which was $3.875 (the December 14, 1998 market price) and the denominator of which was the exercise price of the applicable eligible option. No changes were made to the vesting schedule of the options as originally granted other than precluding the employees from exercising such options for a period of six months from December 14, 1998, except in the event of death, permanent and total disability, retirement or, if the employee's option agreement or employment agreement or other agreement so specified, change of control (as defined). During Fiscal 1998 pursuant to this repricing, options to purchase 1,170,713 shares of common stock were exchanged for options to purchase 592,236 shares of common stock.

                        EKCO GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         A summary of the Company's stock option activity, and related information for Fiscal 1998, Fiscal 1997 and Fiscal 1996 follows (Amounts in thousands, except per share information):


                                                   FISCAL 1998                                      FISCAL 1997
                                     -----------------------------------------       -----------------------------------------
                                                                      WEIGHTED                                    WEIGHTED
                                                                      AVERAGE                                     AVERAGE
                                           OPTION            NUMBER   OPTION          OPTION            NUMBER    OPTION
                                           PRICE             OF       PRICE           PRICE             OF        PRICE
                                           PER SHARE         SHARES   PER SHARE       PER SHARE         SHARES    PER SHARE
                                           ---------         ------   ---------       ---------         ------    ---------
Options outstanding,
  beginning of year                        $2.13-$11.31      3,251    $5.12           $2.13-$11.31       2,810    $5.04
Options granted                             3.88-  8.25        966     5.45            4.13-  8.19         869     4.86
Options exercised                           2.13-  7.56       (412)    2.86            2.13-  6.31        (308)    2.43
Options canceled                            5.78- 11.31     (1,300)    8.12            5.94- 11.31        (120)    8.21
                                                            ------                                       -----
Options outstanding,
  end of year                               2.56- 11.31      2,505     4.06            2.13- 11.31       3,251     5.12
                                                            ======                                       =====
Options exercisable,
  end of year                               2.56- 11.31      1,880     4.08            2.13- 11.31       2,987     4.96
                                                            ======                                       =====
Shares reserved for
  future grants                                              1,780                                         447
                                                            ======                                       =====

Weighted-average fair
value of options granted
during the year.                                            $ 3.43                                       $2.46
                                                            ======                                       =====



                                            FISCAL 1996
                              ------------------------------------------
                                                             WEIGHTED
                                                             AVERAGE
                              OPTION            NUMBER       OPTION
                              PRICE             OF           PRICE
                              PER SHARE         SHARES       PER SHARE
                              ---------         ------       ---------
Options outstanding,
  beginning of year           $2.13-$11.31      2,551        $6.36
Options granted                3.38-  5.94      1,208         4.02
Options exercised              2.25-  2.63        (25)        2.38
Options canceled               3.69- 11.31       (924)        7.42
                                                -----
Options outstanding,
  end of year                  2.13- 11.31      2,810         5.04
                                                =====
Options exercisable,
  end of year                  2.13- 11.31      1,840         5.11
                                                =====
Shares reserved for
  future grants                                 1,196
                                                =====

Weighted-average fair
value of options granted
during the year.                                $2.02
                                                 ====

         Exercise prices for options outstanding as of January 3, 1999 ranged from $2.56 to $11.31. The weighted-average remaining contractual life of those options is 7.4 years. Included in the options granted and canceled for Fiscal 1998 were 592,236 shares granted and 1,170,713 shares cancelled, in connection with the December 14, 1998 repricing.

                        EKCO GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



                                                                            OPTION PRICE AND MARKET VALUE AT DATE OF GRANT
                                                                            ----------------------------------------------
                                                                      NUMBER
                                                                    OF SHARES                PER SHARE                  AMOUNT
                                                                    ---------                ---------                  ------
Options outstanding at January 3, 1999,
which were granted during fiscal years:
(Amounts in thousands, except per share)

   1989                                                                 31                      $ 3.19                   $100
   1990                                                                 51                        2.56                    131
   1991                                                                 32                        2.63                     83
   1992                                                                  3                       10.06                     30
   1993                                                                  2                       11.31                     23
   1994                                                                  3                        7.56                     19
   1995                                                                 27                 $6.19- 6.31                    169
   1996                                                                907                  3.38- 5.94                  3,079
   1997                                                                733                  4.13- 6.47                  3,281
   1998                                                                716                  3.88- 8.06                  3,266
                                                                     -----                                             ------
                                                                     2,505                                            $10,181
                                                                     =====                                             ======


         Of the options outstanding at January 3, 1999, options to acquire 906,766 shares became exercisable on the grant date at a weighted average exercise price of $4.79 per share. Under certain circumstances, a portion of the shares purchased pursuant to the exercise of such options are subject to repurchase by the Company within three years of the date of grant of the option at the option exercise price. At January 3, 1999, 225,288 of such shares were subject to such repurchase. Additionally, options to acquire 900,000 shares at an exercise price of $3.38 per share were outstanding and exercisable at January 3, 1999. As previously noted, 592,236 shares of the options outstanding at January 3, 1999 resulted from the Company's offer to re-price on December 14, 1998. On June 14, 1999, 461,617 of these shares will become exercisable at a price of $3.88; 63,379 of such shares are subject to repurchase by the Company.

         The remaining options outstanding at January 3, 1999, which cover the acquisition of 105,900 shares at a weighted average exercise price of $4.74 per share, become exercisable in five equal annual installments beginning on the first anniversary of the date of grant.

RESTRICTED STOCK PURCHASE PLANS
         Under the Company's restricted stock purchase plans, the Company may offer to sell shares of common stock to employees of the Company and its subsidiaries at a price per share of not less than par value ($.01) and not more than 10% of market value on the date the offer is approved, and on such other terms as deemed appropriate. Shares are awarded in the name of the employee, who has all rights of a stockholder, subject to certain repurchase provisions. Restrictions on the disposition of shares purchased expire annually, over a period not to exceed five years, if certain performance targets are achieved; otherwise they lapse on the tenth anniversary. Common stock reserved for future grants under these plans aggregated approximately 680,000 shares at January 3, 1999. The following table summarizes the activity of the restricted stock purchase plans during the respective fiscal years (fair market value determined at date of purchase).

                        EKCO GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                                     FISCAL 1998                   FISCAL 1997              FISCAL 1996
                                                     -----------                   -----------              -----------
                                                NUMBER          FAIR           NUMBER        FAIR          NUMBER       FAIR
                                                OF              MARKET         OF            MARKET        OF           MARKET
                                                SHARES          VALUE          SHARES        VALUE         SHARES       VALUE
                                                ------          -----          ------        -----         ------       -----
                                                                             (AMOUNTS IN THOUSANDS)
Unvested shares outstanding,
  beginning of year                               128            $785            132         $827          257          $ 1,660
Shares issued                                       -               -              3           19           40              232
Shares repurchased                                 (1)             (5)             -            -          (13)             (61)
Shares vested                                      (3)            (17)            (7)         (61)        (152)          (1,004)
                                                  ---             ---            ---          ---         ----           ------

Unvested shares outstanding,
 end of year                                      124            $763            128         $785          132          $   827
                                                  ===             ===            ===          ===          ===            =====


         The difference between the issue price and the fair market value of the shares at the date of issuance is accounted for as unearned compensation and amortized to expense over the lapsing of restrictions. During Fiscal 1998, Fiscal 1997, and Fiscal 1996, unearned compensation charged to operations was $77,000, $78,000, and $1.0 million (including a special charge of $482,000 pursuant to a severance arrangement with the Company's former chief executive officer), respectively. To the extent the amount deductible for income taxes exceeds the amount charged to operations for financial statement purposes, the related tax benefits are credited to additional paid-in-capital when realized. The pro forma net income impact under FAS 123 is not material.

EMPLOYEE STOCK PURCHASE PLAN
         The Company has an employee stock purchase plan (the "Plan") that permits employees to purchase up to a maximum of 500 shares per quarter of the Company's common stock at a 15% discount from market value. During Fiscal 1998, Fiscal 1997, and Fiscal 1996, employees purchased 61,990 shares, 62,015 shares, and 56,983 shares, respectively, for a total of approximately $275,000, $248,000, and $255,000, respectively. At January 3, 1999, approximately 960,000 shares were reserved for future issuances under the Plan. Under APB 25, there have been no charges to income in connection with the Plan other than incidental expenses. The pro forma net income impact under FAS 123 is not material.

1996 PERFORMANCE UNIT RIGHTS AWARD PLAN
         In September 1996, the Company's Board of Directors approved the 1996 Performance Unit Rights Award Plan whereby selected key employees and directors may receive performance unit rights ("Rights") which are rights to receive an amount based on the appreciated value of the Company's common stock over an established base price. The maximum number of Rights that may be granted under the plan as amended is 2,000,000. On December 4, 1996 the Company issued 525,718 Rights under a severance arrangement with the Company's former CEO, at a weighted average base price of $4.26 per Right with a cap on the value of the common stock underlying the Rights on the exercise date of $6.63 per Right. A provision of $256,000 for Fiscal 1996 was included in special charges for these Rights. The pro forma net income impact under FAS 123 for Fiscal 1996 was estimated to be $507,000 in additional compensation expense. During Fiscal 1997 the Rights were fully exercised and a provision of $783,000 was included in special charges.

                        EKCO GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


INCOME TAX BENEFITS
         Income tax benefits relating to stock option plans, restricted stock plans and employee stock purchase plan credited to capital in excess of par value as realized in Fiscal 1998 and Fiscal 1997 were $768,000 and $366,000, respectively.

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
         Accumulated other comprehensive income (loss) consisted of the following:

                                                                                                       ACCUMULATED
                                                       CUMULATIVE                PENSION               OTHER
                                                       TRANSLATION               LIABILITY             COMPREHENSIVE
                                                       ADJUSTMENT                ADJUSTMENT            INCOME (LOSS)
                                                       ----------                ----------            -------------
                                                                       (AMOUNTS IN THOUSANDS)

Balance, December 31, 1995                               $ 929                   $(1,748)               $  (819)
Net change for the year                                    (60)                      (99)                  (159)
                                                          ----                    ------                 ------
Balance, December 29, 1996                                 869                    (1,847)                  (978)
Net change for the year                                   (233)                     (326)                  (559)
                                                          ----                    ------                 ------
Balance, December 28, 1997                                 636                    (2,173)                (1,537)
Net change for the year                                   (288)                     (442)                  (730)
                                                          ----                    ------                 ------
Balance, January 3, 1999                                 $ 348                   $(2,615)               $(2,267)
                                                          ====                    ======                 ======


(12)  EARNINGS (LOSS) PER COMMON SHARE
         Basic earnings (loss) per common share is based upon the weighted average common stock outstanding during each period. Diluted earnings (loss) per common share is based upon the weighted average of common stock and dilutive common stock equivalent shares, including Series B ESOP Convertible Preferred Stock, outstanding during each period. The weighted average number of shares used in computation of diluted earnings (loss) per share consisted of the following for the periods presented:

                                                                       FISCAL                FISCAL             FISCAL
                                                                        1998                  1997               1996
                                                                       ------                ------             ------
                                                                                      (AMOUNTS IN THOUSANDS)

Weighted average shares of common stock
  outstanding during the year                                           19,359                18,907            18,489
Weighted average common equivalent                                      anti-                                   anti-
  shares due to stock options                                           dilutive                 558            dilutive
Series B ESOP Convertible                                               anti-                                   anti-
  Preferred Stock                                                       dilutive               1,384            dilutive
                                                                        --------              ------            --------
                                                                        19,359                20,849            18,489
                                                                        ======                ======            ======



The income (loss) from continuing operations before extraordinary charge used in determining basic and diluted earnings from continuing operations before extraordinary charge per share was ($7,432,000), $6,017,000 and ($2,671,000) for Fiscal 1998, Fiscal 1997 and Fiscal 1996, respectively.

                        EKCO GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(13)  COMMITMENTS AND CONTINGENCIES
EMPLOYMENT CONTRACTS
         The Company has employment agreements and arrangements with its executive officers and certain management personnel. The agreements generally continue until terminated by the executive or the Company, and provide for severance payments under certain circumstances. The majority of the agreements and arrangements provide the employees with certain additional rights after a Change of Control (as defined) of the Company occurs. A portion of the Company's obligations under certain agreements are secured by letters of credit. Some of the agreements include a covenant against competition with the Company, which extends for a period of time after termination for any reason. As of January 3, 1999, if all of the employees under contract were to be terminated by the Company without good cause (as defined) under these contracts, the Company's liability would be approximately $6.4 million ($9.5 million following a Change of Control).

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

LEASES
         The Company leases offices, warehouse facilities, vehicles and equipment under operating and capital leases. The terms of certain leases provide for payment of minimum rent, real estate taxes, insurance and maintenance. Rents of approximately $3.2 million, $3.0 million and $2.6 million, were charged to operations for Fiscal 1998, Fiscal 1997 and Fiscal 1996, respectively. The Company received rental income from properties held for sale in Fiscal 1998 and Fiscal 1996. Rental income included in selling, general and administrative expenses was approximately $63,000, and $96,000, for Fiscal 1998 and Fiscal 1996, respectively.

         Minimum rental payments required under leases that had initial or remaining noncancellable lease terms in excess of one year as of January 3, 1999, were as follows (amounts in thousands):

                 FISCAL YEAR
                      1999                                              $3,290
                      2000                                               2,601
                      2001                                               2,580
                      2002                                               1,908
                      2003                                                 504

                        EKCO GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


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

         In connection with the acquisition of Cleaning by the Company in 1993, the Company engaged environmental engineering consultants ("Consultants") to review potential environmental liabilities at all of Cleaning's properties. Such investigation and testing resulted in the identification of likely environmental remedial actions, operation, maintenance and ground water monitoring and the estimated costs thereof. Management, based upon the engineering studies, originally estimated the total remediation and ongoing ground water monitoring costs to be approximately $6.0 million, including the effects of inflation, and accordingly at that time, recorded a liability of approximately $3.8 million, representing the undiscounted costs of remediation and the net present value of future costs discounted at 6%. Based upon the most recent cost estimates provided by the Consultants, the Company believes the total remaining remediation and compliance costs will be approximately $1.1 million and the expense for the ongoing operation, maintenance and ground water monitoring will be approximately $20,000 for fiscal 1999 and for each of the thirty years thereafter. As of January 3, 1999, the liability recorded by the Company was approximately $2.5 million. Although the current estimated costs of remediation are less than the liability recorded at January 3, 1999, the Company does not consider any further adjustment to be prudent at this time given the inherent uncertainties involved in completing the remediation processes. The Company expects to pay approximately $600,000 of the remediation costs in fiscal 1999 with the balance being paid out in fiscal 2000. During Fiscal 1998, the Company paid approximately $87,000 of such costs. The estimates may subsequently change should additional sites be identified or further remediation measures be required or undertaken or interpretation of current laws or regulations be modified. The Company has not anticipated any insurance proceeds or third-party payments in arriving at the above estimates.

                        EKCO GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


CONCENTRATIONS OF CREDIT RISK
         Financial instruments which subject the Company to concentrations of credit risk consist primarily of trade receivables. Mass merchandisers comprise a significant portion of the Company's customer base. The Company had trade receivables of approximately $21.7 million and $17.7 million from mass merchandisers at January 3, 1999 and December 28, 1997, respectively. Although the Company's exposure to credit risk associated with non-payment by mass merchandisers is affected by conditions or occurrences within the retail industry, trade receivables from mass merchandisers were current at January 3, 1999 and two mass merchandisers accounted for 16.4% and 10.5%, respectively, of the Company's receivables at that date while no other retailer accounted for more than 10% of receivables.

(14)  INDUSTRY SEGMENT AND GEOGRAPHIC AREA INFORMATION
         The Company is a manufacturer and marketer of branded consumer products, whose principal business segments are Housewares Products, Pest Control and Small Animal Care and Control Products and Pet Products. The Company's products are broadly marketed primarily through major mass merchant, supermarket, home, hardware, specialty and department stores. The Company's products include household items such as bakeware, kitchenware, pantryware, brooms, brushes and mops, as well as nonpoisonous and low-toxic household pest control products, such as rodent and insect traps, and small animal care and control products, such as pet cages and live animal cage traps. In addition, the Company also markets pet supplies and accessories, such as ropes, chews, collars and leashes. The following table summarizes the Company's net revenues from continuing operations by product category over the last three fiscal years:

                                        FISCAL 1998           FISCAL 1997         FISCAL 1996
                                        -----------           -----------         -----------
                                                        (AMOUNTS IN THOUSANDS)

Bakeware                                 $ 94,916               $89,957            $ 86,709
Kitchenware                               105,988                88,972              74,296
Cleaning products                          53,873                56,043              54,248
Pest control and small animal care
  and control products                     41,327                35,564              34,617
Pet products                               32,844                     -                   -
                                          -------               -------             -------
         Total net revenues              $328,948              $270,536            $249,870
                                          =======               =======             =======

         During Fiscal 1998, two customers accounted for $42.6 million (13.0%) and $33.6 million (10.2%) of net revenues, respectively. One such customer accounted for net revenues from continuing operations of approximately $35.9 million (13.3%) and $27.5 million (11.0%) for Fiscal 1997 and Fiscal 1996, respectively.

         The Company adopted Financial Accounting Standards Board Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("FAS 131"), during the fourth quarter of Fiscal 1998. FAS 131 establishes standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and assessing performance. The operating segments are managed separately because each operating segment represents a strategic business unit that offers different products and serves different markets.

                        EKCO GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         The Company's reportable segments include (i) Housewares Products, (ii) Pest Control and Small Animal Care and Control Products and (iii) Pet Products. The Housewares Products segment is engaged in the manufacturing and marketing within the United States of branded housewares products principally bakeware, kitchen tools and gadgets, cutlery, cookware and cleaning products for everyday home use. The Pest Control and Small Animal Care and Control segment is engaged in the manufacturing and marketing principally within the United States of non-toxic pest control products, rodent traps, live animal cage traps, dog crates and rabbit hutches. The Pet Products segment is engaged in the manufacturing and marketing of a broad line of pet products including leashes, collars, toys and accessories. Sales and marketing operations outside the United States are conducted principally through subsidiaries in Canada and the United Kingdom and by direct sales.

         The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. The Company generally evaluates performance of its operating segments based on income before goodwill, amortization, interest expense, income taxes, special charges, and inter-segment profit ("segment profit").

         Summarized financial information concerning the Company's reportable segments is shown in the following table. The "other" column includes the Company's International Operations, which do not meet quantitative thresholds or aggregation criteria, as well as corporate expenses and elimination of inter-segment transactions.

                                                                    PEST CONTROL
                                                                    & SMALL ANIMAL
                                                  HOUSEWARES        CARE CONTROL      PET
                                                  PRODUCTS          PRODUCTS          PRODUCTS      OTHER          CONSOLIDATED
                                                  ----------        --------------    --------      -----          ------------
                                                                         (AMOUNTS IN THOUSANDS)
Fiscal 1998
External net revenues                             $216,144          $39,445           $32,844       $40,515        $328,948
Segment profit                                      18,876            5,601             7,740         1,428          33,645
Total assets                                       222,103           31,701            36,334        28,102         318,240
Capital expenditures                                 6,713            1,412               550         2,687          11,362
Depreciation and amortization                        5,066            1,884               381           452           7,783

Fiscal 1997
External net revenues                              208,304           33,920                 -        28,312         270,536
Segment profit                                      22,732            4,927                 -           655          28,314
Total assets                                       235,702           30,496                 -        34,607         300,805
Capital expenditures                                 7,311              973                 -           283           8,567
Depreciation and amortization                        5,038            1,905                 -           254           7,197

FISCAL 1996
External net revenues                              192,162           33,127                 -        24,581         249,870
Segment profit                                      20,228            4,359                 -         1,041          25,628
Total assets                                       214,473           32,899                 -       44,704(1)       292,076
Capital expenditures                                 5,032            1,747                 -         1,541           8,320
Depreciation and amortization                        5,215            1,938                 -           221           7,374

(1)      Includes $17,030 of net assets of discontinued operations

                        EKCO GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The following table presents revenues by country based on location of customer.


                                                     FISCAL 1998               FISCAL 1997               FISCAL 1996
                                                     -----------               -----------               -----------
                                                                        (AMOUNTS IN THOUSANDS)

United States                                          $286,268                 $241,677                   $224,604
Canada                                                   20,520                   13,679                     13,085
United Kingdom                                            9,013                    3,053                      1,271
All other (over 80)                                      13,147                   12,127                     10,910
                                                        -------                  -------                    -------
                                                       $328,948                 $270,536                   $249,870
                                                        =======                  =======                    =======


The following table presents long-lived assets by country based on location of the asset.

                                               JANUARY 3, 1999             DECEMBER 28, 1998            DECEMBER 29, 1996
                                               ---------------             -----------------            -----------------
                                                                       (AMOUNTS IN THOUSANDS)

United States                                       $155,762                    $147,217                     $148,455
Canada                                                 4,703                       3,286                        3,455
Other                                                    649                         160                         789
                                                     -------                     -------                     --------
Consolidated                                        $161,114                    $150,663                     $152,699
                                                     =======                     =======                      =======


(15)  SUPPLEMENTARY INFORMATION
         The following amounts were charged to costs and expenses:

                                                    FISCAL 1998        FISCAL 1997        FISCAL 1996
                                                    -----------        -----------        -----------
                                                                (AMOUNTS IN THOUSANDS)

      Advertising                                     $9,862               $6,784              $6,971
                                                       =====                =====               =====
      Provision for doubtful accounts                 $  (54)              $  183              $  130
                                                       =====                =====               =====
      Amortization of excess of cost over
        fair value                                    $4,221               $3,631              $3,636
                                                       =====                =====               =====
      Amortization of deferred finance costs          $  666               $  578              $  517
                                                       =====                =====               =====
      Other amortization
         Prepaid marketing costs                      $3,994               $4,308              $5,025
         Unearned compensation                           236                  983               1,509
         Favorable lease rights                           73                   73                  73
                                                       -----                -----               -----
                                                      $4,303               $5,364              $6,607
                                                       =====                =====               =====


(16)  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

         The following table presents the unaudited quarterly results of operations for Fiscal 1998 and Fiscal 1997:

                        EKCO GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



(16)  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED) (CONTINUED)

                                                    FIRST              SECOND            THIRD             FOURTH          TOTAL
                                                    QUARTER            QUARTER           QUARTER           QUARTER         YEAR
                                                    -------            -------           -------           -------         -----
                                                                     (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
FISCAL 1998
-----------
CONTINUING OPERATIONS
     Net revenues                                       $67,416           $70,955           $89,052         $101,525      $328,948
     Gross profit                                        20,294            21,936            30,394           33,769       106,393
     Special charges                                          -                 -                 -          (16,245)      (16,245)
     Income (loss) before taxes                          (1,255)              773             7,149           (7,572)         (905)
     Income (loss)                                         (645)              396             3,648          (10,831)       (7,432)
     Basic earnings (loss) per share                       (.03)              .02               .19             (.56)         (.38)
     Diluted earnings (loss) per share                     (.03)              .02               .17             (.56)         (.38)

DISCONTINUED OPERATIONS
     Income                                                   -                 -                 -            3,500         3,500
     Income per share                                         -                 -                 -              .18           .18
NET INCOME (LOSS)                                          (645)              396             3,648           (7,331)       (3,932)
Basic net income (loss) per share                          (.03)              .02               .19             (.38)         (.20)
Diluted net income (loss) per
  share                                                    (.03)              .02               .17             (.38)         (.20)


FISCAL 1997
CONTINUING OPERATIONS
     Net revenues                                       $53,888           $57,510           $81,818          $77,320      $270,536
     Gross profit                                        17,018            18,352            29,184           24,675        89,229
     Special charges                                       (294)             (320)             (169)               -          (783)
     Income (loss) before taxes                          (1,950)             (578)            8,986            5,806        12,264
     Net income (loss)                                   (1,008)             (297)            4,536            2,786         6,017
     Basic earnings (loss) per share                       (.05)             (.02)              .24              .15           .32
     Diluted earnings (loss) per share                     (.05)             (.02)              .22              .13           .29

                        EKCO GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(17)     SPECIAL CHARGES
        During the fourth quarter of Fiscal 1998, the Company decided to sell the business and assets of Wright-Bernet and Cleaning Specialty divisions (collectively, "WB") of the Housewares Products segment's cleaning business. The Company completed the sale in January 1999 effective December 31, 1998. The expected proceeds consist of a $747,000 note due in July 1999, a $500,000 January 1999 cash payment and additional cash payments to be received during fiscal 1999 totaling $4.5 million. The $5.8 million of expected proceeds have been recorded as other current assets at January 3, 1999. The sales agreement also provided for royalty payments over a five year period with minimum annual payments of $200,000. The Company recorded a special charge of $16.2 million in the fourth quarter of Fiscal 1998 in connection with this transaction.

        The special charge consisted of the following (amounts in thousands):

Proceeds
     Expected cash proceeds                                                                 $ 5,033
     Note due July 1999                                                                         747
     Present value of minimum royalty payments                                                  800                $  6,580
                                                                                              -----

Costs and expenses
     Net unamortized goodwill associated with business sold                                  13,700
     Assets sold, primarily inventory and equipment                                           8,805
     Severance, professional fees and other
       costs of the transaction                                                                 320                  22,825
                                                                                                                    -------
                                                                                                                   $(16,245)
                                                                                                                    =======

          The special charge for Fiscal 1997 relates to the exercise of stock appreciation rights granted to the Company's former chief executive officer ("CEO") pursuant to a December 1996 severance arrangement.

         The special charges in Fiscal 1996 consisted of the following (amounts in thousands):

         Writedown of the carrying value of
           certain real property to fair market value               $2,000
         Severance arrangement of the Company's former CEO           2,956
         Consolidation of the Company's cleaning products
           manufacturing activities                                  4,921
                                                                     -----
                                                                    $9,877
                                                                     =====

         The components of the Fiscal 1996 pre-tax charge set out above for consolidation of the Company's cleaning products manufacturing activities are as follows (amounts in thousands):

         Severance and other personnel related costs     $1,806
         Write-off of equipment                             499
         Write-down of real property to fair market value 2,424
         Other                                              192
                                                          -----
                                                         $4,921
                                                         ======

                        EKCO GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(18)  DISCONTINUED OPERATIONS
         On January 31, 1997, the Company's Board of Directors approved management's plan to dispose of the Company's molded plastic products business. Accordingly, the Company reported the results of the operations of the molded plastic products business and the loss on disposal as discontinued operations. During Fiscal 1997, the Company sold all of the assets of its molded plastics products business for cash proceeds of approximately $17.6 million and a $2.0 million promissory note, which is included in other assets in the Company's consolidated balance sheet.

         Certain information with respect to discontinued operations is summarized as follows:

                                              Fiscal 1996
                                              -----------
                                        (Amounts in thousands)

Net revenues                                   $ 26,764
                                                -------
Cost of sales                                    26,758
Selling, general and administrative               3,325
Special charges                                  22,728
Goodwill amortization                               601
                                                -------
Cost and expenses                                53,412
                                                -------
Loss before income taxes                        (26,648)
Income tax benefit                               (1,928)
                                                -------
Loss from discontinued operations              $(24,720)
                                                =======


         The special charge of $22.7 million (principally goodwill) was a reduction in the third quarter of Fiscal 1996 of the carrying value of the molded plastic products business. Under the provisions of Statement of Financial Accounting Standards No. 121, which establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets, the Company determined in the third quarter of Fiscal 1996 that an adjustment to the carrying value of the molded plastic products business was required.

         The charge in Fiscal 1996 for loss on disposal of the molded plastic business includes the following: (Amounts in thousands)

     Carrying value of net assets in excess of
       anticipated proceeds                                          $3,300
     Expenses of asset disposal and anticipated
       operating loss for the period December 29, 1996
       through the estimated date of disposal                         2,200
                                                                      -----
     Loss on disposal before taxes                                    5,500
     Income tax benefit                                               1,925
                                                                      -----
     Loss on disposal                                                $3,575
                                                                      =====

         During Fiscal 1998, the Company recorded a $3.5 million income tax benefit associated with the 1997 disposal of its molded plastic products business.


(19)     FAIR VALUE OF FINANCIAL INSTRUMENTS
         The carrying amounts of cash, accounts receivable, accounts payable, and accrued expenses approximate fair value because of the short maturity of these items.

                        EKCO GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(19)     FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)
         The carrying amount of the debt issued pursuant to the Company's bank credit agreement approximates fair value because the interest rates change with market interest rates.

         The Senior Notes are not actively traded and there was no quoted market price at January 3, 1999. The estimated per note market price is $101.75 resulting in an aggregate fair value of $127.2 million at January 3, 1999.

         There are no quoted market prices for the Series B ESOP Preferred Stock. Each share of Series B ESOP Preferred Stock is redeemable at a price of $3.61 per share or convertible into one share of the Company's common stock. Assuming all shares were allocated and all employees were fully vested, the redemption value of the ESOP Preferred Stock would be $3.9 million. Given these same assumptions, the shares could be converted into common stock having a market value of $4.0 million at January 3, 1999.

         These fair value estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

         The Company does not hold or issue derivative financial or derivative commodity instruments for any purpose.

                         REPORT OF INDEPENDENT AUDITORS





Board of Directors and Stockholders
EKCO Group, Inc.


         We have audited the accompanying consolidated balance sheets of EKCO Group, Inc. and subsidiaries as of January 3, 1999 and December 28, 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the fiscal years in the three-year period ended January 3, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EKCO Group, Inc. and subsidiaries as of January 3, 1999 and December 28, 1997, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended January 3, 1999, in conformity with generally accepted accounting principles.




                                                     /S/ KPMG PEAT MARWICK LLP

Boston, Massachusetts
February 12, 1999